東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

03037349

6th November, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

BY AIRMAIL

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 12 2003
WASH, D.C. 187 SECTION

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of each of the following documents:

1. an offer document dated 5th November, 2003 and jointly issued China Minmetals H.K. (Holdings) Limited, June Glory International Limited and the Company;
2. a form of acceptance and transfer; and
3. an announcement of the Company dated 5th November, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

11/17

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

IMPORTANT

If you are in any doubt as to any aspect of this document or the Offer (as defined herein), you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this document and the accompanying form to the purchaser(s) or transferee(s) or to the bank or a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

China Minmetals H.K. (Holdings) Limited

(Incorporated in Hong Kong with limited liability)

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

June Glory International Limited

(Incorporated in the British Virgin Islands with limited liability)

Mandatory unconditional cash offer by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited for all the issued Shares (other than those already owned or agreed to be acquired by June Glory International Limited or parties acting in concert with it)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

Financial adviser to China Minmetals H.K. (Holdings) Limited and June Glory International Limited

BNP PARIBAS PEREGRINE

Independent financial adviser to the Independent Board Committee

ACCESS CAPITAL

A letter from BNP Paribas Peregrine Capital Limited containing, among other things, details of the terms of the Offer is set out on pages 14 to 21 of this document.

A letter from the Independent Board Committee (as defined herein) containing its recommendation to the Independent Shareholders (as defined herein) in respect of the Offer is set out on pages 22 to 23 of this document. A letter from Access Capital Limited containing its advice to the Independent Board Committee in respect of the Offer is set out on pages 24 to 46 of this document.

The procedures for acceptance and settlement of the Offer are set out on pages 47 to 55 in Appendix I to this document and in the accompanying form of acceptance and transfer. Acceptances of the Offer must be received by the Registrar (as defined herein) at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later time and/or date as may be announced by June Glory International Limited and which is in compliance with the Code (as defined herein).

5th November, 2003

CONTENTS

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"Access Capital"	Access Capital Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee
"Announcement"	the joint announcement dated 16th October, 2003 made by the Company, Minmetals HK and June Glory in relation to the S&P Agreement and the Offer
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bank Debts"	all debts (including all principal amounts and interests) owing by OMCL to certain banks, the principal amount and capitalised interest of which was HK$374,195,021.84 as at 31st December, 2001 (HK$417,797,697.13 as at 3rd September, 2003 according to OMCL's records)
"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and the financial adviser to Minmetals HK and June Glory
"Board"	the board of Directors
"Centurion"	Centurion Corporate Finance Limited, deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the financial adviser to the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC

"China Minmetals"	China National Metals and Minerals Import and Export Corporation, a State-owned enterprise in the PRC, managed by the State-owned Assets Supervision and Administration Commission of State Council (國務院國有資產監督管理委員會) and the holding company of Minmetals HK and June Glory
"Closing Date"	Wednesday, 26th November, 2003 or if the Offer is extended, the closing date of the Offer as extended in accordance with the Code
"CNMF Debt"	all inter-company debts (including all principal amounts and interests) owing by OMCL to China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), the principal amount and accrued interest of which was HK$40,233,084.81 as at 3rd September, 2003
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), the controlling shareholder of the Company immediately before completion of the S&P Agreement, and acting through Messrs. Desmond Chung Seng Chiong and John Robert Lees, as its joint and several liquidators
"CNMG Debt"	all inter-company debts (all of which are non-interest bearing) owing by OMCL to CNMG, the principal amount of which was HK$4,929,921.56 as at 3rd September, 2003
"Code"	the Hong Kong Code on Takeovers and Mergers
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Completion"	completion of the S&P Agreement which took place on 15th October, 2003
"Court"	the High Court of Hong Kong

"Director(s)"	director(s) of the Company
"Excluded Country(ies)"	any jurisdiction(s) the laws of which prohibit the making of the Offer to the relevant Shareholder(s) in that jurisdiction or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company
"Excluded Shareholder(s)"	any overseas Shareholder(s) whose address(es), as shown on the Register of Members of the Company as at the time of submission of his or her acceptance in respect of the Offer or at the latest time for submission of acceptance(s) in respect of the Offer, is located in an Excluded Country
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"Form of Acceptance"	the form of acceptance and transfer accompanying this document relating to the Offer
"Group"	the Company and its subsidiaries
"Haka"	Haka International Limited, a wholly-owned subsidiary of CNMG
"HK GAAP"	accounting principles generally accepted in Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, who are the independent non-executive Directors and appointed to advise the Independent Shareholders in respect of the Offer

"Independent Shareholders"	Shareholders other than June Glory and its Associates and parties acting in concert with any of them
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Minmetals HK
"Latest Practicable Date"	3rd November, 2003, being the latest practicable date prior to the printing of this document for ascertaining certain information contained in this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Minmetals
"Offer"	the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are set out in this document
"OMCL"	Oriental Metals (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"OS/OP Debt"	the amount owing by each of Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited to CNMG, which amounts to approximately HK$124.9 million in aggregate
"PRC"	the People's Republic of China, which for the purpose of this document, does not include Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, which is situated at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

"S&P Agreement"	the unconditional sale and purchase agreement dated 15th October, 2003 entered into by June Glory, CNMG and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"US$"	US dollar(s), the lawful currency of the United States of America from time to time

Note: For the purposes of this document, unless otherwise indicated, exchange rates of HK$7.80 = US$1.00 and HK$1.00 = RMB1.06 have been used for currency translations, where applicable. This is for the purpose of illustration only and does not constitute a representation that any amounts in HK$, RMB or US$ have been, could have been or may be converted, at these or any other rates.

Despatch of this document	Wednesday, 5th November, 2003
Closing date of the Offer	Wednesday, 26th November, 2003
Latest time for acceptance of the Offer *(Note 1)*	4:00 p.m. on Wednesday, 26th November, 2003
Announcement in respect of the results of the Offer appearing in newspapers	Thursday, 27th November, 2003
Latest date for the posting of remittances in respect of valid acceptances received under the Offer *(Note 2)*	Friday, 5th December, 2003

Notes:

1. The Offer will remain open for acceptance until 4:00 p.m. on 26th November, 2003. June Glory will publish an announcement on the website of the Stock Exchange by 7:00 p.m. on 26th November, 2003 stating whether the Offer has been revised, extended or has expired. While June Glory has no intention of revising or extending the Offer beyond this date, it reserves the right to do so.

2. Remittances in respect of valid acceptances will be despatched to the relevant Shareholders by ordinary post within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Code.

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. GAO Dezhu *(Chairman)*
Mr. WANG Xingdong *(Managing Director)*
Mr. YAN Xichuan *(Deputy Managing Director)*
Mr. LI Shiming* *(Deputy Managing Director)*
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

* *temporarily suspended from duty*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of the S&P Agreement on 15th October, 2003, and June Glory and parties acting in concert with it are now interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional general offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it. BNP Paribas Peregrine, on behalf of June Glory, makes the Offer.

The purpose of this document is to provide you with, amongst other things, information relating to the Offer. The principal terms of the Offer are set out in this letter, in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document and in the accompanying Form of Acceptance.

The Board comprises eight Directors, five of whom are executive Directors, three of whom are independent non-executive Directors. In accordance with Rule 2.1 of the Code, the Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria, and Mr. Lam Chun, Daniel, who are the independent non-executive Directors, was formed to give recommendation to the Independent Shareholders in connection with the Offer. None of the other Directors are considered to be independent for the purpose of giving recommendations to the Independent Shareholders. Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001 and the controlling shareholder of CNMG (which was the controlling shareholder of the Company immediately before the completion of the S&P Agreement), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (thereafter resigned) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned.

The letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the Offer, is set out on pages 22 to 23 of this document. The letter from Access Capital containing its advice and recommendation to the Independent Board Committee in relation to the Offer, is set out on pages 24 to 46 of this document.

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer, on the terms set out in this document and the accompanying Form of Acceptance, for all the Shares in issue other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share . . . . **HK$0.38 in cash.**

The Offer is unconditional.

Further terms of the Offer, including the procedures for acceptance, are set out in the letter from BNP Paribas Peregrine on pages 14 to 21 of this document, in Appendix I to this document, and in the accompanying Form of Acceptance.

Intention of the Directors to accept or reject the Offer in respect of their own beneficial shareholdings

Ms. He Xiaoli, an executive Director, who holds 20,000 Shares (representing approximately 0.0026% of the issued share capital of the Company) as at the Latest Practicable Date, has indicated that she will not accept the Offer in relation to her interest in the Shares.

INFORMATION ON THE GROUP

Business

The Company was incorporated in Bermuda with limited liability and its Shares have been listed on the Stock Exchange since 1991. The principal activities of the Group include: (i) specialised construction contracting for curtain walls projects, electrical and mechanical engineering projects and environmental protection projects; (ii) property development and leasing; and (iii) manufacturing and trading of industrial lubricant products and doors and timber products.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003:

	For the year ended 31st December,			(Unaudited) For the six months ended 30th June,
	2000	**2001**	**2002**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	470,641	315,580	332,168	92,408
Net profit/(loss)	11,525	(373,734)	(136,854)	(40,416)

As at 31st December, 2002, the audited consolidated net tangible assets of the Group were approximately HK$499.1 million. As at 30th June, 2003, the unaudited consolidated net tangible assets of the Group were approximately HK$470.0 million.

Shareholding structure

Set out below is a table showing the shareholding structure before completion of the S&P Agreement and the existing shareholding structure without taking into consideration the Shares which June Glory may acquire pursuant to the Offer:

Shareholders	Before completion of the S&P Agreement		Existing	
	No. of Shares	*%*	*No. of Shares*	*%*
June Glory	—	—	416,009,928	53.9
CNMG and Haka	416,009,928	53.9	—	—
Independent Shareholders	356,171,855	46.1	356,171,855	46.1
	772,181,783	100.0	772,181,783	100.0

If the Offer is accepted in full, June Glory will hold the entire issued Shares after completion of the Offer. However, it is the intention of June Glory and the Directors to maintain the listing of the Company on the Stock Exchange (as set out in the section headed "Maintaining the Listing of the Company" below). As at the Latest Practicable Date, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

Your attention is drawn to Appendix II to this document which contains further financial information of the Group, and to the additional information set out in Appendix IV to this document.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Board as nominated by June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding June Glory's intention on the Group and information on Minmetals HK and June Glory.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Your attention is drawn to the letter from BNP Paribas Peregrine as set out on pages 14 to 21 of this document regarding information on the new Directors.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) to maintain the listing of the Company on the Stock Exchange after the closing of the Offer. June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the said new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that, if less than 25% of the issued Shares are in public hands following closing of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

The Stock Exchange has stated that if the Company remains as a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and/or a circular to the Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by the Company and any such acquisitions and disposals may result in the Company being treated as if it were a new listing applicant and subject to the requirements of new listing applications as set out in the Listing Rules.

PROCEDURES FOR ACCEPTANCE OF THE OFFER

Your attention is drawn to Appendix I to this document and to the accompanying Form of Acceptance which set out the procedures for acceptance of the Offer.

To accept the Offer, the Shareholders should complete the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "June Glory Offer" on the envelope, as soon as practicable after receipt of the Form(s) of Acceptance so as to reach the Registrar by, but in any event no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.**

RECOMMENDATIONS

The Independent Board Committee, comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel, has been established to give recommendation to the Independent Shareholders in connection with the Offer. Access Capital has been appointed to advise the Independent Board Committee in connection with the Offer. Your attention is also drawn to the letter from the Independent Board Committee containing its recommendation to the Independent Shareholders regarding the Offer.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

GENERAL

Your attention is drawn to the letter from BNP Paribas Peregrine set out on pages 14 to 21 of this document which contains details of the Offer, information on June Glory and the intention of June Glory regarding the future of the Group.

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 22 to 23 and the letter from Access Capital as set out on pages 24 to 46 of this document which contains its advice to the Independent Board Committee in relation to the Offer, and to the additional information as set out in the appendices to this document.

Yours faithfully,
On behalf of the Board
Wang Xingdong
Managing Director

BNP PARIBAS PEREGRINE

5th November, 2003

To the Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

It was announced on 16th October, 2003, that on 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into the S&P Agreement with CNMG in relation to the purchase of 416,009,928 Shares (representing approximately 53.9% of the issued share capital of the Company) by June Glory from CNMG and Haka, at a price of HK$0.38 per Share. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of such agreement on 15th October, 2003. The terms of the S&P Agreement were negotiated on an arm's length basis.

Other than the S&P Agreement, neither June Glory nor parties acting in concert with it was interested in or has any control or direction over any Shares or had dealt in the Shares during the six-month period prior to the date of the Announcement. In addition, other than the S&P Agreement, neither June Glory nor parties acting in concert with it owns or has control or direction over any Shares or any other securities that are convertible into Shares, including options, warrants, derivatives or other equity related securities. Upon completion of the S&P Agreement, June Glory and parties acting in concert with it are interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it.

This letter sets out details of the terms of the Offer, together with information relating to June Glory and its intentions regarding the future of the Group. The Offer is subject to the terms set out in Appendix I to this document and in the accompanying Form of Acceptance.

BNP PARIBAS Equities

BNP Paribas Peregrine Capital Limited
36/F., Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

OFFER

Pursuant to Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

for each Share .... HK$0.38 in cash.

The Offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement. The Offer price of HK$0.38 per Share represents a discount of approximately 9.5% to the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 14th October, 2003, the last trading day prior to the date of the Announcement, and represents a discount of approximately 24.0% to the closing price of HK$0.50 per Share as at the Latest Practicable Date.

Total consideration

At present, there are 772,181,783 Shares in issue. In the event that the Offer was accepted in full, the aggregate amount payable by June Glory would be approximately HK$135.3 million. At the Offer price of HK$0.38 per Share, the consideration values the entire issued share capital of the Company at approximately HK$293.4 million.

BNP Paribas Peregrine is satisfied that sufficient resources are available to June Glory to satisfy acceptances of the Offer in full.

Unconditional Offer

The Offer is unconditional.

Effect of accepting the Offer

By accepting the Offer, Shareholders will sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003, the date of completion of the S&P Agreement.

Acceptance of the Offer will be irrevocable and not capable of being withdrawn, except as permitted under the Code.

June Glory does not intend to exercise the rights of compulsory acquisition but reserves the right to do so.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance payable by those Shareholders who accept the Offer will be deducted from the consideration due to such person on acceptance of the Offer. June Glory will arrange for payment of the stamp duty in connection with such sale.

INFORMATION ON MINMETALS HK AND JUNE GLORY

June Glory is a private company wholly-owned by Minmetals HK, which is in turn a wholly-owned subsidiary of China Minmetals. Minmetals HK has over 20 years of experience in the trading of metals, property development and financial investment businesses.

China Minmetals is a large conglomerate with a history of more than 50 years and is one of the major importers and exporters of steels, nonferrous metals and mineral products in the PRC. China Minmetals has a worldwide sales network, and has interests in about 160 solely or jointly funded ventures in the PRC and in about 40 entities overseas. China Minmetals has a wide spectrum of investments in the PRC. The shares of one of its subsidiaries, Minmetals Development Co., Ltd., were listed on the Shanghai Stock Exchange in the PRC in 1997 and had a market capitalisation amounting to approximately RMB6.03 billion (equivalent to approximately HK$5.69 billion) as at 14th October, 2003. Furthermore, China Minmetals has interests in companies whose shares are listed in the PRC including, Jiangxi Copper Company Limited[#], Xiamen Tungsten Co. Ltd., Ningbo United Group Co., Ltd., and Shenzhen SDG Information Co., Ltd. For the year ended 31st December, 2002, the total revenue of China Minmetals amounted to about US$6.8 billion (equivalent to approximately HK$53 billion).

[#] Jiangxi Copper Company Limited's H shares are listed on the main board of the Stock Exchange.

The business lines of China Minmetals include:

Core business lines

- trading of iron and steel, and metal products;
- trading of non-ferrous metals (including copper, aluminium, tungsten, antimony and rare earth); and
- trading of mineral products and building materials (such as coke, coal, iron ores and refractory).

Non-core business lines

- insurance;
- securities and futures; and
- property development and construction subcontracting.

Minmetals HK is an independent third party and is not connected with any of CNMG, the chief executives, Directors of the Company or any of its subsidiaries or their respective Associates. None of China Minmetals' businesses was considered to be in competition with that of the Group.

The directors of June Glory are Mr. Lin Xizhong, Mr. Liang Qing and Mr. Qian Wenchao, the directors of Minmetal HK are Mr. Lin Xizhong, Mr. Liang Qing, Mr. Qian Wenchao, Mr. Miao Gengshu and Mr. Zhou Hengbin. The legal representative of China Minmetals is Mr. Miao Gengshu. China Minmetals is a state-owned enterprise and does not have a board of directors.

Neither June Glory nor any person acting in concert with it has received any irrevocable commitment to accept the Offer.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the Directors (including the new Directors to be appointed to the Company upon the nomination of June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plan to inject any of its existing assets or businesses into the Group.

Directors and management of the Company

It is the intention of Minmetals HK to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. It is also the intention of Minmetals HK that all existing executive Directors and independent non-executive Directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the Board. As such, the Board will comprise eight Directors, including three independent non-executive Directors and five executive Directors, two of whom are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new Directors will only take effect after this document has been despatched in accordance with the Code and the Listing Rules. Minmetals HK has no intention to make any significant changes to the existing management or the employees of the Group other than the change of Directors mentioned above.

Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out below:

Mr. Lin Xizhong, aged 58, is the Vice Chairman and Managing Director of Minmetals HK. He is currently the Vice President of China Minmetals, and Chairman of AXA-Minmetals Assurance Ltd. in Shanghai. He earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in the PRC in 1973. From 1995 to 1998, he was China's representative in APEC Business Advisory Council (ABAC) of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and financial corporate management.

Mr. Qian Wenchao, aged 38, is a director of Minmetals HK. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in financial corporate management.

Dealings and holdings of Shares

Immediately following completion of the S&P Agreement and as at the Latest Practicable Date, June Glory and parties acting in concert with it held 416,009,928 Shares, representing approximately 53.9% of the existing issued share capital of the Company.

Save for the aforesaid, none of June Glory, the proposed new Directors and parties acting in concert with any of them (including BNP Paribas Peregrine) held any Shares as at the Latest Practicable Date. June Glory has confirmed to BNP Paribas Peregrine that except for the acquisition of Shares from CNMG and Haka pursuant to the S&P Agreement, none of June Glory, the proposed new Directors and parties acting in concert with any of them has dealt in the Shares during the six-month period prior to the date of the Announcement.

As at the Latest Practicable Date, save as disclosed in this document, no person had irrevocably committed himself/herself/itself to June Glory to accept or reject the Offer.

REASONS FOR THE OFFER

June Glory considers that the asset base and the operation scale of the Group, in particular, its property development and leasing businesses are quite sizable and the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and extensive business connections in the PRC, Hong Kong and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group, and such development will be beneficial to Minmetals HK and its subsidiaries as a whole.

PROCEDURE FOR ACCEPTANCE

To accept the Offer, Shareholders should complete and sign the accompanying Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer.

The completed Form(s) of Acceptance should then be forwarded, together with the relevant Share certificates(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offer, by post or by hand to the Registrar, **as soon as practicable after the receipt of the Form(s) of Acceptance but in any event to reach the Registrar by no later than 4:00 p.m. on Wednesday, 26th November, 2003 or such later closing date as June Glory shall determine and announce.** No acknowledgment of receipt of any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given. Your attention is also drawn to the section headed "Further terms of the Offer" as set out in Appendix I to this document.

SETTLEMENT OF THE OFFER

Provided that the relevant Form(s) of Acceptance and Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar on or before the closing date of the Offer, a cheque for the amount due to the Shareholder in respect of the Shares tendered by him/her/it under the Offer, less seller's ad valorem stamp duty payable by him/her/it, will be despatched to the Shareholder by ordinary post at his/her/its own risk within 10 days following the date on which all relevant documents are received by the Registrar to render such acceptance complete and valid.

The attention of the Shareholders who are not residing in Hong Kong is drawn to the sections headed "Overseas Shareholders" and "Form of Acceptance and Transfer" as set out in Appendix I to this document.

All documents and remittances sent by or to the Shareholders through the post will be sent by or to them at their own risks and none of June Glory, BNP Paribas Peregrine nor the Registrar will be responsible for any loss or delay in transmission. Such documents and remittances will be sent to the Shareholders at their respective addresses as they appear in the Register of Members of the Company or, in the case of joint Shareholders, to the Shareholder whose name appears first in such Register of Members.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer. It is emphasised that none of June Glory, BNP Paribas Peregrine or any of their respective directors or any persons involved in the Offer accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offer.

NO RIGHT OF WITHDRAWAL

Acceptance of the Offer shall be irrevocable and shall not be capable of being withdrawn, subject to the Code.

ADDITIONAL INFORMATION

On 15th October, 2003, Coppermine Resources Limited, a wholly-owned subsidiary of Minmetals HK, entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation), a wholly-owned subsidiary of CNMG, to purchase the Bank Debts, the CNMG Debt and the CNMF Debt owing to them by OMCL respectively and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, China Expand Development Limited, another wholly-owned subsidiary of Minmetals HK, also entered into an agreement with CNMG to acquire the OS/OP Debt. Further information on the above transactions is set out in the announcement of OMCL dated 16th October, 2003 and the circular of OMCL to be issued.

Neither the S&P Agreement nor the Offer is dependent on, or connected with, the transactions involving OMCL and the purchase of OS/OP Debt as described above. The negotiations of the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt as described above have been conducted separately and independently of each other.

The SNMIA, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, a Director, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive of the Company, Directors, CNMG, or their respective subsidiaries and Associates.

Your attention is also drawn to the further terms of the Offer as set out in Appendix I to this document.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited
Isadora Li
Managing Director

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

5th November, 2003

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to the composite document dated 5th November, 2003 ("Composite Document") jointly issued by the Company, Minmetals HK and June Glory of which this letter forms part. Terms defined in such Composite Document have the same meanings when used in this letter, unless the context otherwise requires.

As the Directors who are independent parties to the Offer, we have been appointed as members of the Independent Board Committee to consider the terms of the Offer and to advise you as to whether, in our opinion, the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the terms of the Offer. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from Access Capital on pages 24 to 46 of the Composite Document.

We also wish to draw your attention to: (i) the letter from the Board; (ii) the letter from BNP Paribas Peregrine; (iii) the letter from Access Capital; and (iv) the additional information set out in the appendices to the Composite Document.

RECOMMENDATION

Having taken into account the terms of the Offer and the advice of Access Capital, we consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Shareholders to accept the Offer in respect of some or all of their interest in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. Independent Shareholders who, having considered the factors set out in the letter from Access Capital, are still attracted by the future potential of the Company may wish to consider retaining part of or the entire of their interest in the Company.

Yours faithfully,
For and on behalf of
the Independent Board Committee
Selwyn MAR
TAM Wai Chu, Maria **LAM Chun, Daniel**
Independent non-executive Directors

The following is the full text of the letter from the Independent Financial Adviser setting out their advice to the Independent Board Committee in relation to the Offer.

ACCESS
CAPITAL
3rd Floor
No. 8 Queen's Road Central
Hong Kong

5th November, 2003

To the Independent Board Committee of
ONFEM Holdings Limited

Dear Sirs,

MANDATORY UNCONDITIONAL CASH OFFER BY BNP PARIBAS PEREGRINE ON BEHALF OF JUNE GLORY FOR ALL THE ISSUED SHARES (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY JUNE GLORY OR PARTIES ACTING IN CONCERT WITH IT)

I. INTRODUCTION

We refer to our appointment to advise the Independent Board Committee of the Company with regard to the mandatory unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares at a price of HK$0.38 per Share (other than those Shares already owned or agreed to be acquired by June Glory or parties acting in concert with it), details of which are contained in the "Letter from the Board" set out on pages 7 to 13 of the offer document to the Shareholders dated 5th November, 2003 (the "Document"), of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Document, unless the context otherwise states.

The Board currently comprises (i) five executive Directors, namely Messrs. Gao Dezhu, Wang Xingdong, Yan Xichuan, Li Shiming (who has been suspended from duty since 4th February, 2002 pending the outcome of an investigation of the Independent Commission Against Corruption regarding an allegation of misappropriation of company funds as announced by the Company on 4th February, 2002) and Ms. He Xiaoli; and (ii) three independent non-executive Directors, namely Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria.

Mr. Gao Dezhu was an employee of the State Nonferrous Metals Industry Administration ("SNMIA") which was promulgated as having been cancelled on 19th February, 2001, the controlling shareholder of CNMG (which was the controlling shareholder of the Company), and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Wang Xingdong, an executive Director of the Company, was a director of Minmetals HK up to 29th May, 2003 (resigned since then) and is not considered independent in so far as the Offer is concerned. Mr. Li Shiming, also a director of CNMG and certain companies controlled by SNMIA, has been suspended from duty, and it would be inappropriate for him to act as a member of the Independent Board Committee and advise the Independent Shareholders in so far as the Offer is concerned. Mr. Yan Xichuan and Ms. He Xiaoli are salaried executive Directors and are not considered independent in so far as the Offer is concerned. Accordingly, the Independent Board Committee comprising Messrs. Selwyn Mar, Lam Chun, Daniel, and Ms. Tam Wai Chu, Maria, the independent non-executive Directors, has been constituted to consider the terms of the Offer and advise the Independent Shareholders. We have been appointed to advise the Independent Board Committee as to whether the terms of the Offer are fair and reasonable, so far as the Independent Shareholders are concerned, and to give our opinion in relation to the Offer for the Independent Board Committee's consideration in making its recommendation to the Independent Shareholders.

We have requested the liquidators of CNMG (the "Liquidators") to provide us with certain information with regard to the background to the negotiation of the acquisition of the Shares under the S&P Agreement (the "Sale Shares") with a view to assisting us to ascertain, inter alia, that the consideration for the Sale Shares represents the best achievable price amongst the approaches and offers received by the Liquidators for the Sale Shares, having regard to the execution risks attached to the relevant approaches and offers, and that no other factors were relevant or which may otherwise have influenced the decision to accept the offer of the Sale Shares from June Glory. We have, however, not been provided with or given access to any information, and we are therefore not able to form any view thereon. In formulating our advice, we have relied solely on publicly available information to the extent we are aware of such information and the statements, information, opinions and representations contained in the Document and the information and representations provided to us by the Company and the Directors. We have assumed that all the publicly available information, statements, information, opinions and representations contained or referred to in the Document or otherwise provided or made or given by the Company and/or the Directors and/or any of them and for which it is/they are solely responsible were true, accurate and valid at the time they were made and given and continue to be true, accurate and valid as at the date of the Document. We have assumed that all the opinions and representations made or provided by the Company and the Directors contained in the Document have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and the Directors that no material facts have been omitted from the information provided and referred to in the Document.

In the absence of any access to the abovementioned information requested from the Liquidators and as neither the Company nor any of the Directors have been involved in the negotiation process for the Sale Shares, we have based our opinion solely on objective assessments of the terms of the Offer as further set out under Section II of this letter headed "Principal factors and reasons considered". We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations contained in the Document and provided to us by the Company and the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided or referred to in the aforesaid documents, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

We have not considered the tax implications, if any, on the Independent Shareholders of their acceptance or non-acceptance of the Offer. In particular, the Independent Shareholders who are residents in tax jurisdictions outside Hong Kong or are subject to overseas taxes or Hong Kong tax on securities dealings should consult their own professional advisers with regard to their respective tax positions.

II. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to and the terms of the Offer

On 8th May, 2002, the Court issued an order for the winding up of CNMG, the controlling shareholder of the Company, and on 19th June, 2002 appointed Messrs. John Robert Lees and Desmond Chung Seng Chiong as the joint and several Liquidators. The principal assets owned by CNMG consisted of its interest in approximately 53.9% of the issued share capital of the Company and approximately 45.2% interest in the issued share capital of OMCL.

On 15th October, 2003, June Glory entered into the S&P Agreement with CNMG and the Liquidators in relation to the purchase of 416,009,928 Shares by June Glory from CNMG and Haka at a price of HK$0.38 per Share (the "Share Purchase"). Completion of the S&P Agreement took place immediately after signing of such agreement. June Glory and parties acting in concert with it were, as at the Latest Practicable Date, interested in 416,009,928 Shares, which represents approximately 53.9% of the issued share capital of the Company.

Under Rule 26.1 of the Code, June Glory is required to make a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it.

BNP Paribas Peregrine, on behalf of June Glory, is making a mandatory unconditional cash offer for all the issued Shares other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it on the following basis:

For each Share .... HK$0.38 in cash

There were no outstanding warrants, share options or securities convertible into Shares as at the Latest Practicable Date.

The offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement and the Offer is unconditional.

At the offer price of HK$0.38 per Share, the Offer values the Company at approximately HK$293.4 million.

We were advised by the Board that neither the Company nor any of the Directors was involved in the discussions relating to the S&P Agreement.

2. Share price performance

The following table sets out the monthly/period highest, lowest, average closing prices and the closing price of the Shares traded on the Stock Exchange on the last full trading day of each month/period for the period commencing from 1st April, 2003 (i.e. the date approximately six months prior to the date of suspension of trading in the Shares on 15th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

	Closing price per Share (HK$)			
Month/period	**Highest**	**Lowest**	**Average**	**Last full trading day of that month/period**
2003				
April	0.340	0.300	0.316	0.305
May				
1st to 23rd	0.330	0.290	0.313	0.330
26th (morning session)	—	—	—	0.380
26th (afternoon session) to 28th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "First Holding Announcement")			
29th to 30th	0.410	0.385	0.398	0.385
June				
1st to 20th	0.400	0.360	0.381	0.395
23rd to 25th	Trading suspended pending the issue of a clarification announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Clarification Announcement")			
27th to 30th	0.365	0.360	0.363	0.365
July				
2nd to 14th	0.415	0.365	0.388	0.415
15th to 31st August 1st to 12th	Trading suspended pending the issue of a holding announcement about the negotiation between Minmetals HK and the Liquidators which may eventually lead to a general offer (the "Second Holding Announcement")			
13th to 29th	0.435	0.380	0.407	0.405
September				
1st	—	—	—	0.405
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company			
13th to 14th	0.430	0.420	0.425	0.420
15th to 16th	Trading suspended pending the issue of the Announcement			
17th to 31st	0.500	0.430	0.456	0.460
November				
3rd (the Latest Practicable Date)	—	—	—	0.500

We note that the highest and the lowest closing price per Share during the six months prior to the issue of the Announcement were HK$0.435 per Share on 20th August, 2003 and HK$0.290 per Share on 2nd and 9th May, 2003 respectively. The offer price of HK$0.380 per Share represents a discount of approximately 12.6% to the highest closing price per Share and a premium of approximately 31.0% to the lowest closing price per Share respectively during such six month period.

In addition, the offer price of HK$0.38 per Share represents:

- **a discount of approximately 24.0%** to the closing price of HK$0.500 per Share as quoted on the Stock Exchange as at the Latest Practicable Date;

- **a discount of approximately 9.5%** to the closing price of HK$0.420 per Share as quoted on the Stock Exchange on 14th October, 2003 (being the last full trading day prior to the date of suspension of trading in the Shares pending the issue of the Announcement);

- **a discount of approximately 7.8%** to the average closing price of approximately HK$0.412 per Share based on the daily closing price as quoted on the Stock Exchange over the 10 trading days up to and including 14th October, 2003;

- **a discount of approximately 7.1%** to the average closing price of approximately HK$0.409 per Share based on the daily closing price as quoted on the Stock Exchange over the 20 trading days up to and including 14th October, 2003;

- **a premium of approximately 2.2%** to the average closing price of approximately HK$0.372 per Share based on the daily closing price as quoted on the Stock Exchange over the 60 trading days up to and including 14th October, 2003;

- **a discount of approximately 41.5%** to the audited consolidated net asset value per Share of approximately HK$0.65 per Share as at 31st December, 2002 based on the audited consolidated accounts of the Group for the financial year ended 31st December, 2002 and 772,181,783 Shares in issue as at 31st December, 2002.

The graph below illustrates the daily closing price per Share quoted on the Stock Exchange and trading volume of the Shares from 2nd January, 2003 and up to and including the Latest Practicable Date (both dates inclusive):


Volume
Price
5/28/2003
7/14/2003
8/13/2003
No. of shares
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
HK$
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Offer Price HK$0.38
1/2/2003
1/10/2003
1/20/2003
1/31/2003
2/10/2003
2/20/2003
2/28/2003
3/10/2003
3/20/2003
3/31/2003
4/10/2003
4/20/2003
4/30/2003
5/10/2003
5/20/2003
5/31/2003
6/10/2003
6/20/2003
6/30/2003
7/10/2003
7/20/2003
7/31/2003
8/10/2003
8/20/2003
8/31/2003
9/10/2003
9/20/2003
9/30/2003
10/10/2003
10/15/2003
Date

As illustrated in the above graph, the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 to the date of the First Holding Announcement (i.e. 28th May, 2003).

Shareholders should note that since the publication of the First Holding Announcement and the resumption of trading in the Shares on 29th May, 2003 and up to and including 14th July, 2003 (the last trading day prior to the suspension of trading in the Shares pending the issue of the Second Holding Announcement), the daily closing price per Share rose to between HK$0.360 and HK$0.415.

Following the publication of the Second Holding Announcement and resumption of trading on 13th August, 2003, the subsequent suspension of trading in the Shares pending the issue of an announcement relating to certain connected transactions from 2nd September, 2003 to 10th October, 2003 and between 13th and 14th October, 2003 (the full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement), the daily closing price per Share was between HK$0.380 and HK$0.435.

Following the issue of the Announcement and resumption of trading on 17th October, 2003, and up to and including the Latest Practicable Date, the daily closing price per Share was in the range of HK$0.430 to HK$0.500.

There is no assurance that the price of the Shares will be traded at its current level following the closing of the Offer. We have discussed with the Directors the possible reasons for the price performance of the Shares during the period under review but could not identify any conclusive reason(s) for such price performance.

Having considered that the Shares were traded below the offer price of HK$0.38 per Share at all times during the period between 2nd January, 2003 and the date of the First Holding Announcement, the uncertainty as to whether the Shares will be traded at its current price level following the closing of the Offer, the offer

price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as described in paragraph 4(c) below, and the other factors and reasons set out below, we are of the view that the offer price of HK$0.38 per Share is fair and reasonable.

3. Turnover of the Shares

The following table sets out the total number of Shares traded per month/period, and the respective percentage of monthly/period trading volume compared with the issued share capital and the Shares held by the public respectively for the period commencing on 1st April, 2003 (approximately six months prior to the date of suspension of trading in the Shares on 14th October, 2003 pending the issue of the Announcement) and up to and including the Latest Practicable Date:

Month/ period	No. of Shares traded per month/ period	Shares in issue as at the end of the month/period	Shares traded as a percentage of the Shares in issue	Shares held by the public as at the end of the month/period	Shares traded as a percentage of Shares held by the public
2003					
April	3,818,000	772,181,783	0.49%	356,171,855	1.07%
May					
1st to 26th (morning session)	3,336,500	772,181,783	0.43%	356,171,855	0.94%
26th (afternoon session) to 28th	Trading suspended pending the issue of the First Holding Announcement				
29th to 30th	8,648,000	772,181,783	1.12%	356,171,855	2.43%
June					
1st to 20th	19,338,396	772,181,783	2.50%	356,171,855	5.43%
23rd to 25th	Trading suspended pending the issue of the Clarification Announcement				
27th to 30th	142,000	772,181,783	0.02%	356,171,855	0.04%
July					
2nd to 14th	4,352,614	772,181,783	0.56%	356,171,855	1.22%
15th to 31st August 1st to 12th	Trading suspended pending the issue of the Second Holding Announcement				
13th to 29th	11,121,138	772,181,783	1.44%	356,171,855	3.12%
September					
1st *(Note 1)*	1,472,000	772,181,783	0.19%	356,171,855	0.41%
2nd to 30th October 1st to 10th	Trading suspended pending the issue of an announcement relating to certain connected transactions of the Company				
13th to 14th *(Note 2)*	6,422,076	772,181,783	0.83%	356,171,855	1.80%
15th to 16th	Trading suspended pending the issue of the Announcement				
17th to 31st	50,229,566	772,181,783	6.50%	356,171,855	14.10%
November					
3rd (the Latest Practicable Date) *(Note 3)*	6,218,500	772,181,783	0.81%	356,171,855	1.75%

Notes:

1. This represents the trading volume of the only trading day of the Shares in September 2003.

2. This represents the trading volume of the only two trading days of the Shares prior to the issue of the Announcement in October 2003.

3. This represents the trading volume of the only trading day of the Shares prior to the dispatch of the Document in November 2003.

The trading volume of the Shares during the period under review was quite thin. Shareholders should note that the trading volume fluctuates immediately following the resumption of trading of the Shares after the publication of the First Holding Announcement. The trading volume of the Shares following the issue of the First Holding Announcement and up to and including the date of the issue of the Second Holding Announcement was in the range of 1.22% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in July 2003) to 5.47% (representing the aggregate trading volume of the Shares recorded for those days the Shares have traded in June 2003) of the issued Shares held in the hands of the public.

The trading volume of the Shares following the issue of the Second Holding Announcement and up to and including the date of the issue of the Announcement, was in the range of 0.41% (please also refer to note 1 above) to 3.12% of the issued Shares held in the hands of the public. Following the issue of the Announcement and up to and including the Latest Practicable Date, the trading volume of the Shares was in the range of 1.75% (please refer to note 3 above) to 14.10% of the issued Shares held in the hands of the public. It is not certain whether the more active trading volume recorded immediately following the publication of the Announcement will or will not recur or can be sustained following the closing of the Offer. As a result of the aforesaid uncertainty, this level of liquidity may not be sustainable or sufficient, in our view, for all holders of the Shares to sell all their Shares in the market without depressing the market price of the Shares.

4. Financial information

(a) Earnings and future outlook

A summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003 is set out in Appendix II to the Document.

The Group has had a volatile earnings record in recent years. It recorded a net profit of approximately HK$11.5 million in 2000, incurred a loss in excess of HK$373.7 million in 2001 and recorded a relatively smaller loss of approximately HK$136.9 million in 2002. The Group's operating results also fluctuated substantially during such period. It recorded an operating profit of approximately HK$22.8 million in 2000, an operating loss of approximately HK$374.1 million in 2001 and a relatively smaller operating loss of approximately HK$128.5 million in 2002.

As mentioned in the Chairman's statement in the Company's 2002 annual report, the Group, with operating efficiency problems in certain subsidiaries, concentrated on internal reform, business consolidation and the introduction of measures to improve corporate governance during the year 2002. The overall operating loss of the Group in 2002 improved (1) significantly due to the reduction in, or no provisions for, (i) the impairment in value of non-trading securities, (ii) a loan to an intermediate holding company, and (iii) bad and doubtful debt from a sundry debtor and, (2) to a lesser extent, a decrease in administrative expenses, in particular, staff costs/salaries and provision for bad and doubtful debts.

For the six months ended 30th June 2003, the Group recorded an operating loss of approximately HK$36.0 million and a net loss of approximately HK$40.4 million as compared to an operating loss of approximately HK$54.4 million and a net loss of approximately HK$58.5 million for the corresponding period in 2002.

According to the Company's 2003 interim report for the six months ended 30th June, 2003, the improvement in the operating results of the Group was mainly due to the reduction in staff costs, an increase in overall profit margin and a shorter debt collection period.

The Group's manufacturing and trading division and specialised construction contracting division are engaged in businesses that face considerable competition. In 2002, the Group enhanced its corporate governance and introduced cost control measures to better position it to compete. Going forward, the Group will further establish its brand name and explore cooperation opportunities with suppliers to develop quality new products in the manufacturing and trading segment.

As advised by the management of the Company, the average occupancy rate at the Group's ONFEM Tower in Central, Hong Kong remained at over 91% in 2002 and approximately 84% for the six months ended 30th June, 2003, thereby contributing a rental and management fee income of

approximately HK$10.4 million and HK$5.5 million respectively for the Group, representing approximately 3.1% and 6.0% of the Group's total turnover of approximately HK$332.2 million and HK$92.4 million for 2002 and the first six months of 2003 respectively. The Directors believe that the property market in Zhuhai, in the PRC appears to be more stable after a period of adjustments and that potential opportunities may arise if the proposed plan for the construction of the Hong Kong-Zhuhai-Macau Bridge (港珠澳大橋) is finalised. However, the Directors remain cautious about the future prospects of the Haitian Garden project located in Zhuhai, in the PRC (phase 1 of which is expected to be completed in September in 2004) as the property market in Zhuhai remains a difficult one. With no shortage of, and the current weak local demand for, high-end residential and commercial properties, demand would likely be dependent on the unpredictable interest of non-Zhuhai investors. The Directors, therefore, consider that the ability of the Group to earn a return for the Shareholders from the Haitian Garden project will be dependent on a very disciplined approach in all aspects of the development of, as well as the demand for, luxury and high-priced property in Zhuhai, in the PRC.

(b) Segment analysis on the Group's results, assets and liabilities

The following is a summary of the segment analysis of the Group's assets and liabilities and results as set out in note 3 to the accounts contained in the Company's 2002 annual report:

(in HK $'000)	Property leasing	Property development	Construction and engineering contracts	Manufacturing and trading	Security investment and trading	Unallocated	Total
Segment assets	217,542	226,073	146,763	25,514	43,468	280,604	939,964
Segment liabilities	6,249	34,315	167,065	10,938	1	188,266	406,834
Segment assets less liabilities	211,293 *(Note 1)*	191,758 *(Note 2)*	(20,302)	14,576	43,467	92,338	533,130
Less: Minority interests							34,072
Shareholders' funds							499,058

	Property leasing	Property development	Construction and engineering contracts	Manufacturing and trading	Security investment and trading	Unallocated expenses, net	Operating loss
Segment results	(19,355)	8,674 *(Note 3)*	(91,845)	(7,125)	2,590	(21,461)	(128,522)

Notes:

1. Principally relates to ONFEM Tower, Hong Kong.

2. Principally relates to Haitian Garden, Zhuhai, in the PRC.

3. Including a gain on partial waiver of certain payables relating to Haitian Garden, Zhuhai, in the PRC.

As shown in the above table, the net assets of property related segments accounted for approximately 81% of the Group's shareholders' funds as at 31st December, 2002. However, the combined total of the segment assets less liabilities of the construction and engineering contracts division and the manufacturing and trading division aggregated to a net liability position of approximately HK$5.7 million as at 31st December, 2002, despite the fact that these two divisions accounted for some 94% of the consolidated turnover in 2002.

According to the unaudited interim results for the six months ended 30th June, 2003 and the management of the Company, the Group's net cash balance as at 30th June, 2003 has increased to approximately HK$188.6 million (as compared with approximately HK$177.8 million as at 31st December, 2002), consisting of a combined total of pledged deposits and cash and bank deposits of approximately HK$287.5 million as at 30th June, 2003 (approximately HK$312.2 million as at 31st December, 2002) as well as a combined total of short-term and long-term borrowings of approximately HK$98.9 million as at 30th June, 2003 (approximately HK$134.4 million as at 31st December, 2002).

We have confirmed with the Company that the unallocated corporate assets less liabilities of approximately HK$92.3 million as shown in the above table form part of the Group's net cash position, and were not deployed for any specific business segments of the Group as at 31st December, 2002.

Shareholders are advised to note that according to an announcement issued by the Company on 11th September, 2003, the debt restructuring proposals for Condo Curtain Wall Company Limited (an indirect 52% owned subsidiary of the Company) ("CCW") and Condo Engineering (China) Limited (an indirect 52% owned subsidiary of the Company) ("CEC") have lapsed. On 8th September 2003, an adjourned hearing was held at the Court and winding-up orders against CCW and CEC respectively were made by the Court on the same date. The winding up of CCW and CEC resulted in the demand for repayment of two banking facilities of approximately HK$4.8 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45.8 million to the relevant bank creditor on 1st April, 2003) and HK$7.0 million respectively granted to CCW and CEC. On 2nd October, 2003, the Group has fully repaid the aforesaid sums to the relevant bank creditors.

As a separate matter, the Company announced on 14th August, 2003 that a deed of compromise (the "Deed") was entered into between the Company and a bank in respect of a Hong Kong dollars fixed deposit, whereby the bank agreed to release a sum of approximately HK$7.0 million, equivalent to approximately 60% of the sum of the aforesaid deposit and the interest accrued thereon amounting to approximately HK$11.7 million, as full and final settlement of all claims by the Company against the bank in respect of the deposit. Since a provision for the loss on the unrecoverable portion of the Deed has been made and reflected in the audited consolidated accounts of the Group for the year ended 31st December, 2002, the Board is of the view that the settlement under the Deed will not have any further material adverse financial impact on the Group.

(c) ***Adjusted net tangible asset value of the Group***

Shareholders' attention is drawn to the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group set out in Appendix II to the Document. It is noted that the unaudited pro forma adjusted consolidated net tangible assets of the Group was approximately HK$502,434,000, equivalent to a net tangible asset value of approximately HK$0.65 per Share (based on 772,181,783 Shares in issue as at the Latest Practicable Date). Accordingly, the offer price of HK$0.38 per Share represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share.

(d) ***Comparison with share trading statistics of peer group and recent takeover transactions***

Taking into consideration the relative weighting of profitability and asset deployment of the Group's business activities as set out in 4(b) above, we consider that any prospective purchaser of a controlling interest would focus on the underlying property portfolio of the Group.

In the following discussion, we have reviewed certain transaction statistics of all recently successfully completed takeovers of publicly listed companies in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) as well as current share trading statistics of comparable companies, and seek to ascribe a possible range of valuation that we consider to be appropriate for the purpose of making a comparison to the offer price for the Shares.

(i) Recent takeovers of companies with high concentration of value in a single property in Hong Kong

Announcement date of transaction	Company name	Principal activities	Offer price per share *(HK$)*	Adjusted consolidated net tangible asset value ("Adjusted NTA") per share *(HK$)*	Discount of offer price per share to Adjusted NTA per share ("NTA Discount")	Remarks
18th December, 2001	Kowloon Development Company Limited ("Kowloon Development")	Property investment and development	3.58	6.34	43.5%	The net book value of Kowloon Development's interest in its flagship investment property in Kowloon represents some 84.1% of its Adjusted NTA.
21st February, 2003	Asean Resources Holdings Limited ("Asean")	Property investment & development	0.8784	1.12	21.6%	Relates to the "Elizabeth Asean Offer" in respect of the proposed interest in Elizabeth House, Hong Kong, which will be the sole principal asset of Asean.
Average					**32.55%**	

We have further noted that discounts of the latest share price as at the Latest Practicable Date to the latest published audited consolidated net tangible asset value per share of Melbourne Enterprises Limited (with its principal assets being its interest in Melbourne Plaza, Hong Kong) and Kowloon Development were approximately 37% and 27% respectively.

(ii) *Recent takeover of company (the only successfully completed takeover of a publicly listed company in Hong Kong in the property sector in the last 24 months (i.e. since November 2001) and has a substantial and established history in property development in the PRC)*

Announcement date of transaction	Company name	Offer price per share *(HK$)*	Latest published consolidated net tangible asset value ("Published NTA") per share *(HK$)*	Discount of offer price per share to Published NTA per share
12th May, 2003	Tomson Group Limited	0.73	3.21	77.3%

We have also reviewed, and summarised in the following table, the latest trading statistics of the shares of six other established publicly listed companies (excluding H-share companies) (i.e. the only six companies that can fulfill the following criteria, with market capitalisation over HK$500 million, which have a substantial and established history in property investment and development in the PRC with more than 70% of their revenue attributed to the property development and investment business in the PRC according to their respective latest published audited financial statements).

Company name	Total market capitalisation as at the Latest Practicable Date *(HK$ million)*	Discount of market capitalisation to Published NTA
China Resources Land Limited	1,637.91	59%
Henderson China Holdings Limited	1,887.75	73%
Lai Fung Holdings Limited	953.49	86%
New World China Land Limited	2,549.23	86%
Pacific Concord Holdings Limited	2,078.57	71%
Tomson Group Limited	1,493.95	57%
Average discount to Published NTA		**72%**

We conclude from the above table that the market in general is rather cautious towards PRC property investment and development counters, which is reflected in the large discount of share price to net tangible asset value of these counters.

(iii) *Peer company in trading and manufacturing of decoration materials businesses*

The Group's businesses in these areas are largely loss making and they are operating in a very competitive environment. We have reviewed, and summarised below, the trading statistics of the only listed company in Hong Kong that is principally engaged in trading and manufacturing of decoration materials in Hong Kong, the business of which is comparable with the manufacturing and trading business of the Group.

Company	Principal activities	Total market capitalisation *(HK$ million)*	Historic price earnings ratio ("PER")	Discount of market capitalisation to Published NTA	Remarks
Decca Holdings Limited	The group is principally engaged in interior decoration, trading of furniture, and manufacturing of furniture and decoration materials	110.0	N.A.	39%	The company recorded a dealing net profit of HK$58.1 million in 2000, HK$6.0 million in the financial year ended 31st March, 2002 and incurred a net loss of HK$69.0 million in the financial year ended 31st March, 2003

In view of the absence of profit in the Group's business in this segment and in view of the discount of market capitalisation to Published NTA of the above-mentioned peer company, we consider it is unlikely that an interested buyer would ascribe a valuation better than the level (in respect of the discount to Published NTA) attained by the abovementioned company to use as a benchmark.

(e) ***Estimate of "fair value" of the Group***

Based on the above analysis and applying the conclusions drawn, we have therefore analysed the value of the constituent parts of the Group's businesses and assets as follows:

Asset/Business	Segment assets less liabilities as at 31st December, 2002 (HK$'000)	Adjusted value (HK$'000)	Comment and basis of adjustment
Property leasing	211,293	142,517	Adjusted by reference to the average NTA Discount rate of 32.55% as per para. 4(d)(i) above.
Property development	191,758	53,692	Adjusted by reference to the average discount to Published NTA of 72% as per para. 4(d)(ii) above.
Construction and engineering contracts	(20,302)	(20,302)	No adjustment was made. Please refer to note below.
Manufacturing and trading	14,576	8,891	Adjusted by reference to the discount to Published NTA of 39% as per para. 4(d)(iii) above.
Security investment and trading	43,467	43,467	100% rating is attributable to the Group's segment net position.
Unallocated corporate assets less liabilities	92,338	92,338	No adjustment was made for the reason set out in paragraph 4(b) above.
Sub-total	533,130	320,603	
Minority interests	(34,072)	(34,072)	
Net loss for the six months ended 30th June, 2003		(40,416)	
Add: Adjusted resulted from the winding-up of CCW and CEC		32,387	Please refer to note below.
Total	499,058	278,502	Equivalent to approximately HK$0.361 per Share (based on 772,181,783 Shares in issue as at 31st December, 2002).

Note: As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the Court on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have no longer been consolidated by the Group since the date of the winding-up orders. Please also refer to the pro forma statement of adjusted consolidated net tangible assets of the Group as set out in Appendix II to the Document.

Based on the above, we have arrived at an estimate of valuation of approximately HK$0.361 per Share.

We have compared the aforesaid estimate of fair value per Share and the offer price per Share of HK$0.38 and noted that the offer price per Share is slightly higher than the abovementioned estimate price which an interested purchaser for the controlling interest of the Company might be reasonably expected to pay.

(f) ***Dividend***

Over the past three financial years, except for the year ended 31st December, 2000 in which the Group earned a net profit of approximately HK$11.5 million, the Group has incurred losses and has not declared any dividends. In view of the challenges expected to be faced by the Group as explained in paragraph 4(a) above and June Glory not having indicated any concrete proposals as to how and when to return the Group's business to profitability as set out in paragraph 5(a) below, we would therefore caution the Shareholders that there is no assurance as to when the Group will return to profitability and put the Company in a position to declare a dividend. Hence, there is no assurance as to when the Group will share its future profit with its Shareholders by way of dividends.

5. Other considerations

(a) ***Intention of June Glory with respect to the Group***

June Glory intends to retain the listing of the Shares on the Stock Exchange after the closing of the Offer.

June Glory considers that the asset base and the scale of operations of the Group, in particular, its property development and leasing businesses are quite sizeable and that the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and with extensive business connections in Hong Kong, the PRC and other countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group and such strengthening and expansion would be beneficial to Minmetals HK and its subsidiaries.

In addition, June Glory has stated in the "Letter from BNP Paribas Peregrine" set out in the Document that the existing principal activities of the Group will remain unchanged. Minmetals HK intends that the Directors (including the new Directors to be appointed to the Board) will further analyse the financial position and operations of the Group following completion of the Offer with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. However, Minmetals HK has indicated that it has no plan to inject any of its assets or businesses into the Group.

Given the nature of the business of Minmetals HK and the wide spectrum of investment of China Minmetals (the holding company of Minmetals HK) as described in the "Letter from BNP Paribas Peregrine" set out in the Document, Shareholders should note that following the completion of the Offer, there may be possible competition for business between the Group and China Minmetals and its subsidiaries (including Minmetals HK) and its associated companies.

In addition, although June Glory has indicated that the principal activities of the Group will remain unchanged (as mentioned above), further analyses will be made on the financial position and operations of the Group with a view to formulating a long term development and business strategy. Accordingly, Shareholders should also note that there may be realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies following the completion of the Offer.

Since no concrete plan(s) with regard to the future long term development and business strategy are available as at the Latest Practicable Date, we are of the view that we are not in a position to opine on the effect (if any) on the Group with regard to (i) any possible competition for business or (ii) any possible realignment of business units and functions among the Group and China Minmetals and its subsidiaries and associated companies. However, we believe the interests of the Shareholders are safeguarded by the Company's continuing obligation to comply with the requirements as prescribed in Chapter 14 of the Listing Rules, according to which any acquisition or disposal of assets or businesses (unless exempted within the criteria as prescribed in the Listing Rules), or transactions between the Group and the connected persons (as defined in the Listing Rules) will require to be publicly announced and/or subject to Independent Shareholders' approval at the general meeting of the Shareholders.

(b) *Directors and management of the Company*

Minmetals HK has stated its intention to nominate two additional executive Directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the Board. On the other hand, all existing members of the Board (other than Mr. Gao Dezhu and Mr. Li Shiming, who will resign upon the closing of the Offer), will remain as Directors. Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out in the "Letter from BNP Paribas Peregrine" in the Document.

Apart from the aforesaid proposed changes of Directors, Minmetals HK does not intend to make any significant change to the existing management or the employees of the Group.

(c) *Public float following the closing of the Offer*

June Glory and the Directors (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new Directors to be appointed to the Board) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure at least a 25% public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that if less than 25% of the Shares are in public hands following the closing of the Offer, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the Shares; or**

- **that there are insufficient Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the Shares.

In this connection, the Independent Shareholders should note that upon closing of the Offer, there may be insufficient public float for the Shares and therefore, trading in the Shares may be suspended until a sufficient level of public float is attained.

If the Company remains a listed company after the close of the Offer, the Stock Exchange will closely monitor all future acquisitions or disposals of assets of the Company. The Stock Exchange has indicated that it has the discretion to require the Company to issue an

announcement and a circular to the Shareholders irrespective of the size of any proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the Company. The Stock Exchange also has the power to aggregate a series of acquisitions or disposals of the Company and any such transactions may result in the Company being treated as if it were a new listing applicant and subject to the requirements for new applicants as set out in the Listing Rules.

The Independent Shareholders should note that upon the closing of the Offer, if less than 25% of the Shares are held by the general public, June Glory will be required to place down the Shares to maintain sufficient number of Shares in the public hands, any consequential placing down of the Shares might have dampening effect on the price of the Shares.

III. RECOMMENDATION

We have considered the above principal factors and reasons and have, in particular, taken the following factors into account when arriving at our opinion:

— the Shares have been traded at a discount to the offer price during the six months prior to the issue of the Announcement and as discussed in paragraph 2 of section II above;

— the thin liquidity of the Shares, as discussed in paragraph 3 of section II above, which may cause difficulty for Shareholders in disposing of their Shares in the market and exert downward pressure on the Share price;

— the offer price represents a discount of approximately 41.5% to the unaudited pro forma adjusted consolidated net tangible asset value per Share as discussed in paragraph 4(c) of section II above;

— the comparison with share trading statistics of peer group and recent takeover transactions and the estimated "fair value" of the Group as discussed in paragraphs 4(d) and (e) of section II above indicate that our valuation is relatively close to the offer price at which any interested purchaser for the controlling interest of the Company may be reasonably expected to pay;

— the uncertainties with regard to future dividend payment as discussed in paragraph 4(f) of section II above;

— the historical performance and future outlook of the Group as discussed in paragraph 4(a) of section II above; and the fact that most of the Group's operating businesses are not profitable;

- the segment analysis on the Group's results, assets and liabilities as discussed in paragraph 4(b) of section II above further underlines the belief of the Directors that the prospects of the Group remain challenging; and

- the future intentions of June Glory with respect to the Group as discussed in paragraph 5 of section II above and the absence of any present intention of assets or business injection into the Group.

Having considered the above, we believe the terms of the Offer to be fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offer in respect of some or all of their interests in the Company, or to sell their Shares in the market if the net proceeds from the sale of the Shares in the open market after deducting all transaction costs would exceed the net amount receivable under the Offer. The Independent Board Committee should also advise the Independent Shareholders that if the Independent Shareholders, having considered the abovementioned factors, are still attracted by the future potential of the Company, the Independent Shareholders may wish to consider retaining part of or their entire interest in the Company.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

1. PROCEDURE FOR ACCEPTANCE

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in your name, and you wish to accept the Offer, you must send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(b) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/are in the name of a nominee company or any name other than your own, and you wish to accept the Offer (either in full or in respect of part of your holding(s) of the Share(s)), you must either:

(i) lodge your Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee with instructions authorising it to accept the Offer on your behalf and requesting it to deliver the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Share(s) to be registered in your name(s) by the Company through the Registrar, and send the duly completed Form of Acceptance together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(c) If you have lodged transfer(s) of Share(s) for registration in your name and have not yet received your Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Company or the Registrar, on your behalf, the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrar with the Form of Acceptance.

(d) If the Share certificate(s) and/or transfer receipt(s) and/or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) is/are not readily available and/or is/are lost and you wish to accept the Offer, the Form of Acceptance should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or other document(s) of title (and/or any other satisfactory indemnity or indemnities required in respect thereof) or that it is/they are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a form of letter of indemnity which, when completed in accordance with the instruction given, should be returned to the Registrar.

(e) If your Shares have been lodged with your broker/custodian bank through CCASS, you should instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited which, in this case, is one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003). In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the timing on processing of your instruction, and submit your instruction to your broker/custodian bank as required by them.

(f) If your Shares have been lodged with your Investor Participant Account with CCASS, you should issue your instruction via the CCASS Phone System or CCASS Internet System no later than one business day before the closing for acceptance of the Offer (i.e. Tuesday, 25th November, 2003).

(g) If you have lodged transfer(s) of any of your Shares for registration in your name(s) and have not yet received your Share certificate(s), and you wish to accept the Offer in respect of Share(s), you should nevertheless complete the relevant Form(s) of Acceptance and deliver it/them to the Registrar together with the transfer receipt(s) duly signed by yourself(ves). Such action will be deemed to be an authority to BNP Paribas Peregrine and/or June Glory or their respective agent(s) to collect from the Registrar on your behalf the relevant Share certificate(s) when issued and to deliver such Share certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s), subject to the terms of the Offer as if it was/they were delivered to the Registrar with the relevant Form(s) of Acceptance.

(h) Acceptance(s) of the Offer may, at the discretion of June Glory, be treated as valid even if not accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or

indemnities required in respect thereof), but in such cases, the cheque(s) for the consideration due will not be despatched until the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar.

(i) An acceptance may not be counted towards fulfilling an acceptance condition unless:

(i) it is received by the Registrar on or before the latest time for acceptance set out in this document and the Registrar has recorded that the acceptance and any relevant documents have been so received; and

(ii) the Form of Acceptance is duly completed and is:

- accompanied by Share certificate(s) in respect of the Share(s) and, if those certificates are not in your name, such other documents (e.g. a duly stamped transfer of the relevant Share(s) in blank or in favour of you executed by the registered holder) in order to establish your right to become the registered holder of the relevant Share(s); or

- from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to Share(s) which are not taken into account under another sub-paragraph of this paragraph (ii)); or

- certified by the Registrar or the Stock Exchange.

If the Form of Acceptance is executed by a person other than you, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(j) No acknowledgement of receipt for any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(k) Consideration due under the Offer to the accepting Shareholders will be settled within 10 days from the date of receipt of all the relevant documents to render acceptance and transfer under the Offer complete and valid.

(l) The address of the Registrar is at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSION

The period for acceptance of the Offer will close at 4:00 p.m. on Wednesday, 26th November, 2003, being 21 days from the date of posting of this document. June Glory does not intend to extend the time for acceptance of the Offer beyond that date but reserves the right to do so. In the event that June Glory revises the terms of the Offer, Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. Unless the period for acceptance of the Offer is revised or extended, the Offer will remain open for acceptance until 4:00 p.m. on Wednesday, 26th November, 2003.

If the Offer is extended, the announcement of such extension will state the next closing date. If the Offer is extended and the next closing date is not stated in the announcement, it will remain open for acceptance for not less than 14 days from the posting of the revised Offer document to the Shareholders and, unless previously revised shall be closed on the subsequent closing date.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the Closing Date, or such later time as the Executive may agree, June Glory shall inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the Offer. June Glory shall publish by 7:00 p.m. on the Closing Date an announcement on the website of the Stock Exchange stating whether the Offer has been revised, extended or has expired. The announcement shall also be republished on the next business day in the press in Hong Kong, both English and Chinese, and shall (except in the case of revision) state the total number of Shares in the Company:

- for which acceptance of the Offer have been received;
- held, controlled or directed by June Glory or parties acting in concert with it before the Offer period; and
- acquired or agreed to be acquired during the Offer period by June Glory or any parties acting in concert with it.

The announcement shall include the details of voting rights, rights over Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of the voting rights, represented by these numbers.

If June Glory is unable to comply with any requirements of Rule 19 of the Code, the Executive may require the Shareholders who have tendered their Form(s) of Acceptance to accept the Offer be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of Shares represented by acceptances, there may be included or excluded, for announcement purposes, acceptances which are not in all respects in order or are subject to verification. The number of these acceptances will be separately stated.

(c) As required under the Code and the Listing Rules, all announcements in relation to the Offer, in respect of which the Executive and (if applicable) the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and is generally circulated in Hong Kong.

4. RIGHT OF WITHDRAWAL

Acceptances to the Offer tendered by Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Code. Such circumstances are to effect that if June Glory is unable to comply with the requirements set out in paragraph 3 of this Appendix, the Executive may require that Shareholders who have tendered their Form(s) of Acceptance to the Offer be granted a right of withdrawal on terms that are acceptable to the Executive until the requirements set out in that paragraph are met.

5. SHARES ACQUIRED UNDER THE OFFER

The Shares acquired under the Offer will be fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching to them including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003.

6. OVERSEAS SHAREHOLDERS

(a) In order to address concerns regarding the implications under overseas jurisdictions in relation to the making of the Offer to overseas Shareholders (which implications may include illegality, filing and registration requirements or the need for compliance with other requirements), the Offer will not be made to any Excluded Shareholders. An application was made to the Executive under Note 3 to Rule 8 of the Code for not extending the Offer to the Excluded Shareholders, being Shareholders with addresses registered in the Excluded Countries. The Excluded

Countries include Singapore, the United Kingdom and Canada. The Executive has consented to the Offer not being made to the Excluded Shareholders.

(b) As the Offer to persons other than the residents in Hong Kong may be affected by the laws of the relevant jurisdiction, overseas Shareholders should satisfy themselves about and observe any applicable legal requirements.

(c) It is the responsibility of each overseas Shareholder who wishes to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consents which may be required or compliance with other necessary formalities or legal requirements.

(d) The Company reserves the right to notify any matter in relation to the Offer to Shareholders (including overseas Shareholders) by announcement or by advertisement in a newspaper which may not be circulated in the jurisdictions in which the overseas Shareholders reside. The notice will be deemed to have been sufficiently given, despite any failure by an overseas Shareholder to receive or see that notice.

7. FORM OF ACCEPTANCE AND TRANSFER

Each Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with June Glory, so as to bind him/her/it, his/hers/its personal representatives, heirs, successors and assigns, to the following effect:

(a) that the execution of the relevant Form of Acceptance whether or not any boxes are completed shall constitute:

(i) an acceptance of the Offer in respect of the number of Shares inserted or deemed to be inserted in such form on and subject to the terms and conditions set out or referred to in this document and in such form and that, subject only to the rights of withdrawal set out or referred to in paragraph 4 of this Appendix, each such acceptance and election shall be irrevocable; and

(ii) an undertaking to execute any further documents, take any further actions and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he/she/it has accepted or is deemed to have accepted the Offer to June Glory and the benefit of all dividends and distributions declared, made or paid on or after 15th October, 2003;

(b) stamp duty at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be deducted from the amount payable to the Shareholders who accept the Offer and the offeror will arrange for payment;

(c) the Shares acquired under the Offer are sold by such person or persons fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing to them and thereafter including, in respect of the Shares, the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003;

(d) that such Shareholder will deliver or procure the delivery to the Registrar at the address referred to in paragraph 1(l) of this Appendix of his/her/its Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) in respect of all Shares held by him/her/it in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to June Glory in lieu thereof, as soon as possible;

(e) that the execution and delivery of the relevant Form(s) of Acceptance to the Registrar constitutes a separate and irrevocable authority and request to June Glory to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offer, at the risk of such Shareholder, to the person or agent whose name and address is set out in the relevant Form(s) of Acceptance or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his/hers/its registered address;

(f) that the terms and conditions of the Offer contained in this document shall be incorporated in and form part of the relevant Form of Acceptance, which shall be read and construed accordingly;

(g) that in relation to the Offer, he/she/it will do all such acts and things as shall be necessary or expedient to vest in June Glory, or its nominees or such other person as it may decide, the Shares to which such acceptance relates;

(h) that he/she/it submits, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Hong Kong;

(i) acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to June Glory that the number of Shares indicated in the Form of Acceptance is the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offer;

(j) the Offer and all acceptances thereof, the Form of Acceptance and all contracts made pursuant to the Offer, and all action taken or made or deemed to be taken or made pursuant to these terms are governed by and shall be construed in accordance with the laws of Hong Kong. Execution of a Form of Acceptance by or on behalf of the relevant Shareholder will constitute such Shareholder's submission in relation to all matters arising out of the Offer and the relevant Form of Acceptance to the jurisdiction of the courts of Hong Kong and the Shareholder's agreement that nothing shall limit the right of June Glory to bring an action, suit or proceeding arising out of or in connection with the creation, validity, effect, interpretation or performance of the legal relations established in relation to the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction;

(k) in relation to any acceptance of the Offer in respect of a holding of Shares which is in uncertificated form, June Glory's receiving agent reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer whether in order to comply with the formalities or requirements of CCASS or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Executive;

(l) the terms, provisions, instructions and authorities contained in or deemed to be contained in the Form of Acceptance constitute part of the terms of the Offer. The provisions as set out in this Appendix shall be deemed to be incorporated into the Form of Acceptance; and

(m) due execution of the Form of Acceptance in respect of the Offer will constitute an authority given to June Glory, BNP Paribas Peregrine, any director of June Glory or their respective agents to complete and execute on behalf of the Shareholders who accept the Offer, the Form of Acceptance and any document and, in relation to the Offer, to do any other act that may be necessary or expedient for the purpose of vesting in June Glory, or such person or persons as June Glory shall direct, the Shares which are the subject of such acceptance.

If the Shareholder who has tendered his/her/its Form of Acceptance is an overseas Shareholder, he/she/it should have satisfied himself/herself/itself as to full observance of the laws of the relevant jurisdictions, obtained any and all requisite governmental, exchange control or other consents, complied with all requisite formalities and paid taxes payable by him/her/it in connection with such acceptance in any territory.

8. GENERAL

(a) All communications, notices, Forms of Acceptance, Share certificates, transfer receipts and other documents of title or of indemnity or of any other nature to be delivered by or sent to or from the Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of June Glory, BNP Paribas Peregrine, nor the Registrar accepts any liability for any loss or any other liabilities whatsoever which may arise as a result thereof.

(b) The provisions set out in the accompanying Form of Acceptance form part of the terms of the Offer.

(c) Notwithstanding any other provision as set out in this Appendix, June Glory's receiving agent and BNP Paribas Peregrine reserve the right to treat acceptances as valid if received by or on behalf of it at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(d) The accidental or deliberate omission, if any, to despatch this document and/or the Form of Acceptance or either of them to any person to whom the Offer is made will not invalidate the Offer in any way.

(e) If, in the course of the Offer, June Glory revises the terms of the Offer, all Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. The revised Offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

(f) Settlement of the consideration to which any Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which June Glory may otherwise be, or claim to be, entitled against such Shareholder.

(g) June Glory has no intention to exercise its power in relation to the compulsory acquisition but reserves the right to do so.

(h) The English text of this document and of the Form of Acceptance shall prevail over the Chinese text.

SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:	*HK$*
2,000,000,000 Shares	200,000,000
Issued and fully paid:	
772,181,783 Shares	77,218,178

All of the Shares currently in issue rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and capital. No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange.

No new Shares have been issued by the Company since 31st December, 2002 up to the Latest Practicable Date.

The Company also did not have any convertible securities, options or warrants in issue as at the Latest Practicable Date.

SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the audited consolidated profit and loss accounts of the Group prepared under HK GAAP for the three years ended 31st December, 2002, 2001 and 2000 extracted from the annual reports of the Company and the unaudited consolidated profit and loss accounts of the Group prepared under HK GAAP for the six months ended 30th June, 2003 and 2002 extracted from the interim report for the six months ended 30th June, 2003 which was published on 19th September, 2003. In connection with the audited consolidated accounts of the Group for the years ended 31st December, 2001 and 2000, the auditors of the Company drew attention to the limitation of audit scope relating to insufficient evidence obtained to determine the fair value of the investment in a company incorporated in the British Virgin Islands, of which the financial information was withheld by the liquidator.

	Year ended 31st December, 2002	Year ended 31st December, 2001	Year ended 31st December, 2000	(Unaudited) Six months ended 30th June, 2003	(Unaudited) Six months ended 30th June, 2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	332,168	315,580	470,641	92,408	123,022
(Loss)/profit before taxation	(136,225)	(382,803)	8,305	(39,491)	(57,878)
Taxation	(363)	(13,944)	(2,391)	(146)	(1,000)
(Loss)/profit after taxation	(136,588)	(396,747)	5,914	(39,637)	(58,878)
Minority interests	(266)	23,013	5,611	(779)	376
(Loss)/profit attributable to shareholders	(136,854)	(373,734)	11,525	(40,416)	(58,502)
Dividends	—	—	—	—	—
(Loss)/profit per share *(HK cents)*	(17.72)	(48.40)	1.49	(5.23)	(7.58)

The Group does not have any extraordinary items/exceptional items for the three years ended 31st December, 2002, 2001 and 2000 and six months ended 30th June, 2003 and 2002.

AUDITED ACCOUNTS FOR THE YEARS ENDED 31ST DECEMBER, 2002 AND 2001

Set out below the audited consolidated profit and loss accounts, consolidated balance sheets, consolidated statements of changes in equity, consolidated cash flow statements and notes to the accounts of the Group for the years ended 31st December, 2002 and 2001 which is the reproduction of pages 53 to 114 of the 2002 annual report of the Company.

Consolidated Profit and Loss Account
For the year ended 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
TURNOVER	3	332,168	315,580
Cost of sales		(318,831)	(297,006)
GROSS PROFIT		13,337	18,574
Other revenues	3	8,755	26,881
Distribution costs		(4,718)	(3,837)
Administrative expenses	33(a)	(123,049)	(205,717)
Other operating expenses		(3,835)	(1,823)
Loss on revaluation of investment properties	12(d)	(27,378)	(36,500)
Gain on partial waiver of certain payables		8,366	—
Provision for impairment in value of non-trading securities		—	(140,047)
Provision for loan to intermediate holding company		—	(23,803)
Provision for bad and doubtful debt — a sundry debtor		—	(20,000)
Reversal of provision for impairment in value of deposit on property		—	12,000
Gain on liquidation of a subsidiary		—	200
OPERATING LOSS	4	(128,522)	(374,072)
Finance costs	5	(7,703)	(8,731)
LOSS BEFORE TAXATION		(136,225)	(382,803)
Taxation	6	(363)	(13,944)
LOSS AFTER TAXATION		(136,588)	(396,747)
Minority interests		(266)	23,013
LOSS ATTRIBUTABLE TO SHAREHOLDERS	7	(136,854)	(373,734)
Dividends	8	—	—
Basic loss per share *(HK cents)*	9	(17.72)	(48.40)

Consolidated Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Fixed assets	12	235,752	278,582
Construction in progress		—	20
Non-trading securities	14	16,560	34,619
Deferred tax assets	25	979	—
Retention receivables	19	3,488	—
Other assets	15	2,326	2,273
		259,105	315,494
Current assets			
Inventories	16	229,727	247,486
Amounts due from fellow subsidiaries	33	80	41
Amounts due from minority investors	17	1,898	7,376
Trade and other receivables	18	103,212	150,463
Gross amounts due from customers for contract work	19	13,055	33,877
Trading securities	20	20,643	19,861
Pledged deposits	30	101,604	132,598
Cash and bank deposits	21	210,640	279,460
		680,859	871,162
Current liabilities			
Amount due to intermediate holding company	33	3	6
Amounts due to minority investors	17	13,753	12,204
Trade and other payables	22	190,710	221,985
Gross amounts due to customers for contract work	19	27,347	32,214
Taxation payable		34,433	37,523
Short-term borrowings	23	134,364	204,631
		400,610	508,563
Net current assets		280,249	362,599
Total assets less current liabilities		539,354	678,093

	Note	2002 HK$'000	2001 HK$'000
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	421,840	558,901
Shareholders' funds		499,058	636,119
Minority interests		34,072	36,016
Non-current liabilities			
Long-term borrowings	24	58	3,374
Amounts due to minority investors	17	2,944	—
Other liabilities		3,222	2,584
		6,224	5,958
		539,354	678,093

Balance Sheet

As at 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Non-current assets			
Investments in subsidiaries	13	420,225	421,369
Other assets	15	1,492	1,492
		421,717	422,861
Current assets			
Loans to subsidiaries	34	4,666	—
Other receivables	18	7,040	1,046
Pledged deposits	30	56,574	114,168
Cash and bank deposits	21	168,320	216,540
		236,600	331,754
Current liabilities			
Trade and other payables	22	100,257	100,927
Amount due to a fellow subsidiary	33	5	—
		100,262	100,927
Net current assets		136,338	230,827
Total assets less current liabilities		558,055	653,688
Financed by:			
Share capital	26	77,218	77,218
Reserves	27	480,837	576,470
		558,055	653,688

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2002

	2002 *HK$'000*	2001 *HK$'000*
Total equity as at 1st January	636,119	992,716
Deficit on revaluation of non-trading securities	(360)	—
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	18,693
Exchange differences arising on translation of the accounts of foreign subsidiaries	153	(1,397)
Net gains not recognised in the profit and loss account	635,912	1,010,012
Loss for the year	(136,854)	(373,734)
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)
Total equity as at 31st December	499,058	636,119

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

	Note	2002 HK$'000	2001 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	29(a)	17,250	(99,396)
Interest paid		(9,641)	(14,391)
Hong Kong profits tax paid		—	(86)
Hong Kong profits tax refunded		—	1,451
Overseas tax paid		(37)	(2,560)
Net cash from/(used in) operating activities		7,572	(114,982)
Cash flows from investing activities			
Dividends received from listed investments		1,058	885
Payment for construction in progress		—	(20)
Purchase of fixed assets		(1,796)	(8,986)
Proceeds from disposal of fixed assets		434	249
Proceeds from disposal of trading securities		18,590	—
Interest received		6,041	24,509
Net cash outflow from liquidation of a subsidiary	29(c)	—	(62)
Net cash from investing activities		24,327	16,575
Cash flows from financing activities	29(d)		
New borrowings		3,416	57,692
Repayment of borrowings		(61,002)	(139,762)
Capital contribution from a minority investor		—	312
Net cash used in financing activities		(57,586)	(81,758)
Net decrease in cash and cash equivalents		(25,687)	(180,165)
Effect of foreign exchange rate changes		191	(1,397)
Cash and cash equivalents at 1st January		135,651	317,213
Cash and cash equivalents at 31st December	29(e)	110,155	135,651

Notes to the Accounts

1. Organisation and operations

ONFEM Holdings Limited (the "Company") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 13 to the accounts.

2. Principal accounting policies

(a) Basis of preparation

The accounts of the Company and its subsidiaries (the "Group") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34 (revised)	Employee benefits

The adoption of these revised accounting standards did not have material impact to the accounts for the year ended 31st December, 2002 except for the reclassifications in the cash flow statement and the presentation of the statement of changes in equity.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) ***Goodwill/negative goodwill***

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill on acquisitions that occurred prior to 1st January, 2001 was eliminated against reserves. Any impairment arising on such goodwill was accounted for in the profit and loss account. The Group has no acquisitions since 1st January, 2001.

(d) ***Revenue recognition***

The accounting policy for contract revenue recognition is set out in Note 2(i).

Revenue from the sales of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from sale of completed properties is recognised when title to the properties has passed to the purchaser.

Income on sale of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(e) ***Fixed assets***

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) *Other properties*

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) *Other fixed assets*

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

(iv) *Depreciation*

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% — 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% — 50%
Furniture, fixtures and equipment	10% — 25%
Motor vehicles	20% — 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) *Impairment/gain or loss on sale*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings (accumulated losses) and is shown as a movement in reserves.

(f) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) Properties under development, properties or land held for sale

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sale of the properties. Net realisable value is estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(h) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(i) ***Construction contracts in progress***

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit/loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(j) ***Cash and cash equivalents***

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment, bank overdrafts and trust receipt bank loans.

(k) ***Provisions***

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) ***Deferred taxation***

Deferred taxation is provided under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(m) ***Contingent liabilities and contingent assets***

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee — administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(o) Assets under leases

(i) Finance leases

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) *Translation of foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(r) *Segment reporting*

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. Turnover, revenue and segment information

The Group is principally engaged in construction and engineering contracting businesses, manufacturing and trading of oil and chemical products, doors and fire proof materials, property leasing, property development and security investment and trading.

	2002 *HK$'000*	2001 *HK$'000*
(a) Turnover		
Construction and engineering contracts	250,272	252,014
Manufacturing and trading	62,591	50,598
Property leasing	10,472	12,083
Property development	7,421	—
Security investment and trading	1,412	885
	332,168	315,580
(b) Other revenues		
Interest income from intermediate holding company	—	2,451
Interest income from bank deposits	6,041	14,809
Interest income from loans to third parties	—	1,166
Interest income from third parties resulted from a court judgement in favour of the Group	—	6,083
Others	2,714	2,372
	8,755	26,881
Total revenue	340,923	342,461

(c) *Primary reporting format — business segments*

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Security investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

Segment turnover and results

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Elimination		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue														
Sales to external customers	250,272	252,014	62,591	50,598	10,472	12,083	7,421	–	1,412	885	–	–	332,168	315,580
Inter-segment sales	–	–	19,516	–	–	–	–	–	–	–	(19,516)	–	–	–
	250,272	252,014	82,107	50,598	10,472	12,083	7,421	–	1,412	885	(19,516)	–	332,168	315,580
Result														
Segment result	(91,845)	(160,916)	(7,125)	(6,573)	(19,355)	(41,945)	8,674	(126)	2,590	(138,367)	–	–	(107,061)	(347,927)
Unallocated corporate expenses, net													(21,461)	(26,145)
Operating loss													(128,522)	(374,072)
Finance costs													(7,703)	(8,731)
Taxation													(363)	(13,944)
Minority interests													(266)	23,013
Loss attributable to shareholders													(136,854)	(373,734)

Segment balance sheet and other segment information

	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Security investment and trading		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment balance sheet												
Segment assets	146,763	208,415	25,514	50,407	217,542	243,462	226,073	237,867	43,468	69,093	659,360	809,244
Unallocated corporate assets											280,604	377,412
Total assets											939,964	1,186,656
Segment liabilities	167,065	165,357	10,938	10,961	6,249	4,057	34,315	66,080	1	8	218,568	246,463
Unallocated corporate liabilities											188,266	268,058
Total liabilities											406,834	514,521
Other information												
Capital expenditure incurred during the year	503	2,579	938	2,241	56	—	63	4	—	—		
Depreciation	2,026	3,161	2,006	2,054	246	—	—	145	3	1		
Impairment loss recognised in the profit and loss account	8,349	6,327	—	6,209	—	—	—	—	—	—		
Impairment loss recognised directly charged to equity	—	—	—	—	—	—	—	—	360	—		
Non-cash expenses/(income) other than depreciation	10,575	58,745	570	6,209	27,468	37,523	—	—	(1,319)	139,034		

(d) ***Secondary reporting format — geographical segments***

The Group's business is managed on a worldwide basis, but it participates in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) (the "PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

The Group's business segments operate in four main geographical areas:

Hong Kong and Macau:	construction and engineering contracts, manufacturing and trading, property leasing and security investment and trading
The PRC :	construction and engineering contracts, manufacturing and trading and property development
Australia:	property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, segment revenues are based on the geographical locations of the customers. Segment assets and capital expenditures are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Australia		Southeast Asian countries		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	193,797	142,401	130,530	173,179	7,421	—	420	—	332,168	315,580
Segment assets	376,425	432,227	275,510	370,031	7,425	6,986	—	—	659,360	809,244
Capital expenditure	802	6,009	994	2,977	—	—	—	—	1,796	8,986

4. Operating loss

Operating loss is stated after charging/(crediting) the following:

	2002	2001
	HK$'000	*HK$'000*
Gross rental and management fee income from investment properties	(10,472)	(12,083)
Less: Outgoings	1,964	1,823
	(8,508)	(10,260)
Cost of inventories sold	38,743	28,386
Pension scheme contributions, net of forfeited contributions	1,358	1,923
Operating leases in respect of		
Land and buildings	4,751	3,806
Plant and machinery	—	221
	4,751	4,027
Less: Amount capitalised in properties under development	(241)	(221)
	4,510	3,806
Auditors' remuneration	2,200	3,067
Exchange gain, net	(3,413)	(594)
(Gain)/loss on disposal of fixed assets	(959)	100
Impairment loss of fixed assets	9,394	7,543
Depreciation on		
Owned fixed assets	4,703	6,477
Leased fixed assets	143	103
	4,846	6,580
Less: Amount capitalised in properties under development	(146)	(145)
	4,700	6,435
Staff cost (excluding directors' emoluments, *see Note 10*)	57,059	66,054
Provision for inventory obsolescence and net realisable value	1,171	5,236
Provision for bad and doubtful debts (excluding a sundry debtor)	7,031	47,744
Provision for gross amounts due from customers for contract work	347	11,935
Provision for irrecoverable bank deposits *(see Note 21(a))*	4,700	—
Unrealised gain on revaluation of trading securities	(1,319)	(1,011)

5. Finance costs

	2002	2001
	HK$'000	*HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	9,450	14,016
Not wholly repayable within five years	126	344
Loans from minority investors		
Wholly repayable within five years	40	—
Finance leases	25	31
	9,641	14,391
Less: Borrowing costs capitalised in properties under development (a)	(1,938)	(5,660)
	7,703	8,731

(a) Borrowing costs were capitalised at rates ranging from 5.04% to 6.44% (2001: 5.17% to 9.61%) per annum.

6. Taxation

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2001: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax		
Provision for the year	—	—
(Over-)/under-provision in prior years	(338)	544
Overseas taxation	1,680	13,400
Deferred taxation *(see Note 25)*	(979)	—
	363	13,944

7. Loss attributable to shareholders

Consolidated loss attributable to shareholders includes a loss of approximately HK$95,633,000 (2001: HK$387,924,000) which has been dealt with in the accounts of the Company.

8. Dividends

The directors do not recommend the payment of a dividend for the year ended 31st December, 2002 (2001: Nil).

9. Loss per share

Basic loss per share is calculated based on the consolidated loss attributable to ordinary shareholders of approximately HK$136,854,000 (2001: HK$373,734,000) and the weighted average number of 772,181,783 shares (2001: 772,181,783 shares) in issue during the year.

No diluted loss per share is presented as there were no dilutive potential shares in existence during the year.

10. Staff costs

	2002	2001
	HK$'000	*HK$'000*
Excluding directors' emoluments:		
Wages	54,251	64,131
Unutilised annual leave	1,470	—
Pension costs — defined contribution plans	1,338	1,923
	57,059	66,054

11. Directors' and senior executives' emoluments

(a) Directors' emoluments

The aggregate amount of emoluments payable to directors of the Company during the year are as follows:

	2002	2001
	HK$'000	*HK$'000*
Executive directors		
Fees	200	—
Salaries and allowances	5,489	4,056
Bonus	150	351
Pension scheme contributions	20	—
Independent non-executive directors		
Fees	1,107	510
	6,966	4,917

During the year, no emoluments were paid by the Group to the directors as an induction to join or as compensation for loss of office.

An analysis of the emoluments of the directors by number of directors and emoluments range is as follows:

	2002	2001
Nil to HK$1,000,000	6	3
HK$1,000,001 — HK$1,500,000	—	—
HK$1,500,001 — HK$2,000,000	1	1
HK$2,000,001 — HK$2,500,000	1	1
	8	5

(b) ***Five highest-paid individuals***

The five highest-paid individuals included two (2001: two) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (2001: three) individuals are as follows:

	2002	2001
	HK$'000	*HK$'000*
Salaries and allowances	5,560	5,563
Pension scheme contributions	321	391
	5,881	5,954

The range of the emoluments of the other three (2001: three) highest-paid individuals is as follows:

	2002	2001
HK$1,000,001 — HK$1,500,000	1	—
HK$1,500,001 — HK$2,000,000	1	2
HK$2,000,001 — HK$2,500,000	—	—
HK$2,500,001 — HK$3,000,000	—	1
HK$3,000,001 or above	1	—
	3	3

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office.

12. Fixed assets

(a) The Group's movements in fixed assets during the year are as follows:

	Investment properties HK$'000	Land and buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January, 2002	233,300	40,611	11,070	15,676	18,119	7,795	326,571
Additions	—	—	131	239	818	608	1,796
Reclassification	10,100	(10,100)	—	—	(409)	409	—
Write-down for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(5,075)	—	—	—	—	(5,075)
Transfer from construction in progress	—	—	—	20	—	—	20
Revaluation deficit	(27,378)	—	—	—	—	—	(27,378)
Disposals	—	(1,314)	—	(248)	(896)	(1,404)	(3,862)
Exchange adjustments	—	—	—	—	—	(3)	(3)
At 31st December, 2002	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Analysis of cost or valuation is as follows:							
At cost	—	24,122	11,201	15,687	17,632	7,405	76,047
At professional valuation — 2002	214,760	—	—	—	—	—	214,760
	214,760	24,122	11,201	15,687	17,632	7,405	290,807
Accumulated depreciation and impairment losses							
At 1st January, 2002	—	8,207	7,876	11,244	14,304	6,358	47,989
Charge for the year	—	805	997	1,303	1,163	578	4,846
Reclassification	1,262	(1,262)	—	—	(122)	122	—
Write-back for transfer to investment properties	(1,262)	—	—	—	—	—	(1,262)
Transfer to properties held for sale	—	(2,906)	—	—	—	—	(2,906)
Write-down for impairment loss	—	7,046	351	477	1,050	470	9,394
Disposals	—	(822)	—	(222)	(558)	(1,404)	(3,006)
At 31st December, 2002	—	11,068	9,224	12,802	15,837	6,124	55,055
Net book value							
At 31st December, 2002	214,760	13,054	1,977	2,885	1,795	1,281	235,752
At 31st December, 2001	233,300	32,404	3,194	4,432	3,815	1,437	278,582

(b) The net book value of fixed assets held under finance leases amounted to approximately HK$211,000 (2001: HK$240,000).

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

	Investment properties		Land and buildings	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong				
Long-term leases (over 50 years)	210,900	229,300	3,530	12,925
Medium-term leases (10-50 years)	—	—	4,172	9,791
In the PRC				
Long-term leases (over 50 years)	3,860	4,000	—	619
Medium-term leases (10-50 years)	—	—	5,352	7,565
Outside Hong Kong and the PRC				
Freehold	—	—	—	1,504
	214,760	233,300	13,054	32,404

(d) The investment properties were revalued at 31st December, 2002 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis. Revaluation deficit of approximately HK$27,378,000 (2001: HK$36,500,000) has been charged to the profit and loss account.

(e) Investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000) are mortgaged as collateral for the Group's banking facilities *(see Note 30)*.

13. Investments in subsidiaries

	Company	
	2002	2001
	HK$'000	*HK$'000*
Unlisted shares, at cost	695,296	695,296
Less: Provision for impairment in value	(695,296)	(695,296)
	—	—
Loans to subsidiaries (a)	100,141	99,861
Less: Provision for loans to subsidiaries (a)	(99,802)	(87,947)
	339	11,914
Amounts due from subsidiaries (b)	931,941	847,537
Less: Provision for amounts due from subsidiaries (b)	(512,055)	(438,082)
	419,886	409,455
	420,225	421,369

(a) The loans to subsidiaries are unsecured, bearing interest at commercial lending rates and are repayable on demand. The directors are of the opinion that the recoverability of a significant portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$99,802,000 (2001: HK$87,947,000) was made for the outstanding loans.

(b) The amounts due from subsidiaries are unsecured and non-interest bearing and are repayable on demand. The directors are of the opinion that the recoverability of a substantial portion of the outstanding receivables is in doubt. At 31st December, 2002, a provision of HK$512,055,000 (2001: HK$438,082,000) was made for the outstanding balances.

(c) The directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31st December, 2002.

(d) The following is a list of the principal subsidiaries as at 31st December, 2002:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity: Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	100	—	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	100	—	100	Property investment
Condo Construction Engineering Co., Ltd. (ii)	PRC	US$2,000,000	52	—	52	Installation of aluminium window cases and curtain walls
Condo Curtain Wall Company Limited	Hong Kong/ Hong Kong, Macau and PRC	750,000 shares of HK$1 each	52	—	52	Design and installation of curtain walls and aluminium window cases
Condo Engineering (China) Limited	Hong Kong/PRC	600,000 shares of HK$1 each	52	—	52	Investment holding and installation of aluminium window cases and curtain walls
Dongguan Bridgman Fire Doors Limited (iii)	PRC	RMB12,062,711	52	—	52	Manufacturing of fire doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	52	—	52	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	52	—	52	Investment holding
Fantasia Venture Limited	British Virgin Islands/PRC	1 share of US$1	100	—	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	100	—	100	Security trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	100	—	100	Property investment
Guangzhou Panyu City Jia Jun Chemical Company Limited	PRC	RMB500,000	100	—	100	Manufacturing of oil and chemical products
Jaeger Development Limited	British Virgin Islands	1 share of US$1	100	—	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	100	—	100	Manufacturing and trading of oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	100	—	100	Investment holding
Jaeger Trading (Overseas) Limited	Island of Nevis	2 shares of IR£1 each	100	—	100	Provision of agency and consultancy services
Karman Industries Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Securities trading
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	100	—	100	Provision of financing for other group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property investment
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	100	—	Provision of financing for other group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	100	—	Investment holding

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Group's effective holding	Directly held by the Company	Indirectly held by the Company	Principal activities
Pedviking Pty. Limited	Australia	250 shares of A$1 each	100	—	100	Property development
Polycrown Construction Engineering Limited	PRC	US$5,000,000	51	—	51	Electrical and mechanical engineering works
Polycrown Engineering (Holdings) Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	51	—	51	Investment holding
Polycrown Engineering Limited	Hong Kong	1,000,000 shares of HK$0.01 each and 1,000,000 non-voting deferred shares of HK$1 each	51	—	51	Electrical and mechanical engineering works
Polycrown International Engineering Limited Inc.	Republic of Panama	500 shares of US$1 each	51	—	51	Trading, marketing and design
Rich Reward Limited	Samoa/Norway	1 share of US$1	100	—	100	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited (iv)	PRC	US$2,040,000	47	—	47	Trading and installation of aluminium window cases and curtain walls
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	100	—	100	Property management
Top Gain Properties Limited	Hong Kong/PRC	2 shares of HK$1 each	100	—	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	100	—	100	Property investment
Wellstep Management Limited	British Virgin Islands/ Hong Kong	30,000 shares of US$1 each	52	—	52	Investment holding
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	100	—	100	Securities trading
Zhuhai (Oriental) Blue Horrison Properties Company Limited (v)	PRC	RMB44,000,000	80	—	80	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31st December, 2002.

(ii) Condo Construction Engineering Co., Ltd. ("Condo Construction") is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 30 years extending to 2027. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB300,000 to the Chinese joint venture partner. The Group is entitled to share all the profits/losses of Condo Construction after the distribution to the Chinese joint venture partner. The method of distribution of the assets of Condo Construction at the end of the joint venture period is subject to the negotiation between both joint venture partners.

(iii) Dongguan Bridgman Fire Doors Limited ("Dongguan Bridgman") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005. Pursuant to the terms as stipulated in the joint venture agreement, the Group will pay a fixed annual guaranteed distribution of RMB60,000 to the Chinese joint venture partner. The Group is entitled to share all the profit/loss of Dongguan Bridgman after the distribution to the Chinese joint venture partner.

(iv) Shanghai Jin Qiao Condo Decoration Engineering Company Limited is a Sino-foreign cooperative joint venture established in the PRC with an operating period of 15 years extending to 2008.

(v) Zhuhai (Oriental) Blue Horrison Properties Company Limited is a Sino-foreign equity joint venture established in the PRC with an operating period of 8 years extending to 2007.

(e) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

14. Non-trading securities

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Equity securities:		
Listed, at fair value		
In Hong Kong	16,560	22,115
Overseas	—	12,504
	16,560	34,619
Unlisted, at cost (a)	243,600	243,600
Less: Provision for impairment in value	(243,600)	(243,600)
	—	—
	16,560	34,619
Quoted market value of listed securities	16,560	34,619

(a) As at 31st December, 2002, the Group held approximately 15.3 per cent (2001: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands. Pursuant to a winding up order issued by the High Court of Hong Kong Special Administrative Region ("HKSAR") against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12th June, 2000, all the financial information of GBFE was withheld by the liquidator. In the opinion of the directors, the original investment cost of GBRE of approximately HK$243,600,000 is considered not recoverable and accordingly, a full provision was made.

15. Other assets

	Group		Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Transferrable debentures	1,492	1,492	1,492	1,492
Others	834	781	—	—
	2,326	2,273	1,492	1,492

16. Inventories

	Group	
	2002	2001
	HK$'000	*HK$'000*
Manufacturing and trading (a)		
Raw materials	7,007	12,380
Work in progress	1,052	8,675
Finished goods	9,529	12,897
	17,588	33,952
Less: Provision for inventory obsolescence	(6,842)	(6,170)
	10,746	27,782
Properties under development — located in the PRC (b)	215,772	211,719
Properties held for sale	2,709	6,986
Machinery held for sale	4,713	4,713
Less: Provision for net realisable value	(4,213)	(3,714)
	500	999
	229,727	247,486

(a) Certain inventories are held under trust receipt loans arrangement *(see Note 30)*.

(b) Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

17. Amounts due from/to minority investors

The balances with the minority investors are unsecured, non-interest bearing and have no fixed repayment terms.

18. Trade and other receivables

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and contract receivables, net (a)	70,986	113,207	—	—
Retention receivables *(see Note 19)*	18,313	24,767	—	—
Deposits	7,820	3,753	6,335	—
Prepayments	1,260	918	221	83
Others	4,833	7,818	484	963
	103,212	150,463	7,040	1,046

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
0 — 30 days	44,804	32,964
31 — 60 days	12,435	26,630
61 — 90 days	5,045	12,917
Over 90 days	94,862	119,825
	157,146	192,336
Less: Provision for bad and doubtful debts	(86,160)	(79,129)
	70,986	113,207

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

19. Construction contracts in progress

	Group	
	2002	2001
	HK$'000	*HK$'000*
Contract costs incurred plus attributable profits less foreseeable losses to date	1,211,952	1,575,888
Less: Progress billings to date	(1,226,244)	(1,574,225)
	(14,292)	1,663
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	13,055	33,877
Gross amounts due to customers for contract work	(27,347)	(32,214)
	(14,292)	1,663

As at 31st December, 2002, retentions held by customers for contract work included in long-term retention receivables and trade and other receivables of the Group under Note 18 amounted to HK$3,488,000 (2001: Nil) and HK$18,313,000 (2001: HK$24,767,000) respectively.

20. Trading securities

	Group	
	2002	2001
	HK$'000	*HK$'000*
At fair value :		
Equity securities listed in Hong Kong	7,738	4,297
Equity securities listed overseas	12,905	—
Investment fund unlisted	—	15,564
	20,643	19,861
Quoted market value of listed securities	20,643	4,297

21. Cash and bank deposits

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks (a)	210,514	279,155	168,320	216,540
Cash on hand	126	305	—	—
	210,640	279,460	168,320	216,540

(a) As at 31st December, 2002, a bank deposit of the Company of approximately HK$11,717,000 (2001: HK$36,000,000) was frozen by a bank due to a dispute with the bank. The directors are of the opinion that at least approximately HK$7,017,000 will be released by the bank to the Company. As such, a provision of approximately HK$4,700,000 has been made for the remaining balance.

22. Trade and other payables

	Group		Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade, bills and contract payables (a)	121,181	130,909	85	89
Retention payables	7,590	9,971	—	—
Land cost payable	—	28,285	—	—
Accruals and payable for construction costs	33,061	31,055	3,355	2,578
Provisions (b)	7,028	7,236	96,817	98,260
Temporary receipts	5,016	3,749	—	—
Rental deposits received	1,557	922	—	—
Others	15,277	9,858	—	—
	190,710	221,985	100,257	100,927

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
0 — 30 days	28,893	22,403
31 — 60 days	2,085	9,089
61 — 90 days	2,182	7,500
Over 90 days	88,021	91,917
	121,181	130,909

(b) Provisions

	Group		
	Provision in respect of contract work	Others	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st January, 2002	7,028	208	7,236
Less: Amounts utilised	—	(208)	(208)
At 31st December, 2002	7,028	—	7,028

Provision in respect of contract work represents claims served against the Group by subcontractors and other third parties in respect of certain contract work.

	Company Provision for bank guarantee
	HK$'000
At 1st January, 2002	98,260
Less: Unused amounts reversed	(1,443)
At 31st December, 2002	96,817

The amount represents provisions made for corporate guarantees provided by the Company to various banks in respect of banking facilities extended to certain subsidiaries.

23. Short-term borrowings

	Group	
	2002	2001
	HK$'000	*HK$'000*
Bank overdrafts, secured	67,444	76,162
Trust receipt bank loans, secured	26,024	31,647
Bank loans, secured	26,526	60,089
Current portion of long-term borrowings *(see Note 24)*	11,050	36,733
Loan from a minority investor (a)	3,320	—
	134,364	204,631

(a) The balance is unsecured, bearing interest at 5.31% per annum and is repayable in next year.

24. Long-term borrowings

	Group	
	2002	**2001**
	HK$'000	*HK$'000*
Loans (a)		
Unsecured	—	1,666
Secured	10,881	38,191
	10,881	39,857
Obligations under finance leases (b)	227	250
	11,108	40,107
Current portion of long-term borrowings *(see Note 23)*	(11,050)	(36,733)
	58	3,374

The analysis of the Group's long-term borrowings is as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Bank loans		
Wholly repayable within five years	10,881	37,434
Not wholly repayable within five years	—	757
	10,881	38,191
Loans from minority investors and obligations under finance leases		
Wholly repayable within five years	227	250
Not wholly repayable within five years	—	1,666
	227	1,916
	11,108	40,107

(a) At 31st December, 2002, the Group's bank loans and other borrowings (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Loans from minority investors	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	10,881	36,617	—	—
In the second year	—	193	—	—
In the third to fifth year	—	624	—	—
After the fifth year	—	757	—	1,666
	10,881	38,191	—	1,666

(b) At 31st December, 2002, the Group's finance lease liabilities were repayable as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Within one year	192	136
In the second to fifth year	64	159
	256	295
Future finance charges on finance leases	(29)	(45)
Present value of finance lease liabilities	227	250

The present value of finance lease liabilities are as follows:

Within one year	169	116
In the second to fifth year	58	134
	227	250

25. Deferred tax assets

	Group 2002	Group 2001
	HK$'000	*HK$'000*
At 1st January	—	—
Transfer from profit and loss account *(see Note 6)*	979	—
At 31st December	979	—
In respect of:		
Tax losses	979	—

Potential deferred tax assets for which no provision has been made in the accounts comprise:

	Group 2002	Group 2001
	HK$'000	*HK$'000*
Accelerated depreciation allowance	(205)	58
Tax losses	62,311	57,454
	62,106	57,512

The above potential deferred tax assets/(liabilities) have not been recognised in the accounts as it is not certain whether the assets can be crystallised in the foreseeable future.

26. Share capital

	2002 No. of Shares	2002 Amount	2001 No. of Shares	2001 Amount
	('000)	*HK$'000*	*('000)*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

27. **Reserves**

(a) ***Group***

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Investment revaluation reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January, 2001	409,738	601,574	769	(18,693)	(77,890)	915,498
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	(1,397)	(1,397)
Impairment in value of non-trading securities previously recorded under investment revaluation reserve	—	—	—	18,693	—	18,693
Realisation of contributed surplus on liquidation of a subsidiary	—	(159)	—	—	—	(159)
Loss for the year	—	—	—	—	(373,734)	(373,734)
At 31st December, 2001	409,738	601,415	769	—	(453,021)	558,901
Exchange differences on translation of the accounts of foreign subsidiaries	—	—	—	—	153	153
Deficit on revaluation of non-trading securities	—	—	—	(360)	—	(360)
Loss for the year	—	—	—	—	(136,854)	(136,854)
At 31st December, 2002	409,738	601,415	769	(360)	(589,722)	421,840

(b) ***Company***

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January, 2001	409,738	575,220	769	(21,333)	964,394
Loss for the year	—	—	—	(387,924)	(387,924)
At 31st December, 2001	409,738	575,220	769	(409,257)	576,470
Loss for the year	—	—	—	(95,633)	(95,633)
At 31st December, 2002	409,738	575,220	769	(504,890)	(480,837)

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19th November, 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31st December, 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$71,099,000 (2001: HK$166,732,000).

28. Pension obligations

The Group operates a defined contribution pension scheme and a Mandatory Provident Fund (the "MPF") for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees (the "Employees") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 30% and 90% after completing three to nine years of service from the date of joining the Group.

With the introduction of the MPF, a defined contribution scheme managed by independent trustees, by the Government of the HKSAR on 1st December, 2000, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees.

The Group's contributions are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$519,000 (2001: HK$507,000) were utilised during the year leaving HK$51,000 (2001: HK$86,000) available at the year end to reduce future contributions.

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the PRC government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary.

29. Notes to the consolidated cash flow statement

(a) Reconciliation of loss before taxation to net cash from/(used in) operations

	Note	2002 HK$'000	2001 HK$'000
Loss before taxation		(136,225)	(382,803)
Interest income		(6,041)	(24,509)
Interest expense		7,703	8,731
Depreciation		4,846	6,580
Loss on revaluation of investment properties		27,378	36,500
Impairment loss of fixed assets		9,394	7,543
(Gain)/loss on disposal of fixed assets		(959)	100
Gain on liquidation of a subsidiary	*29(b)*	—	(200)
Dividend income from listed investments		(1,058)	(885)
Provision for impairment in value of non-trading securities		—	140,047
Provision for inventory obsolescence and net realisable value		1,171	5,236
Write-back of provision for net realisable value of land held for sale		—	(409)
Provision for net realisable value of machinery held for sale		—	3,714
Provision for loan to intermediate holding company		—	23,803
Provision for bad and doubtful debts (excluding a sundry debtor)		7,031	47,744
Provision for bad and doubtful debt — a sundry debtor		—	20,000
Provision for gross amounts due from customers for contract work		347	11,935
Realised gain on disposal of trading securities		(354)	—
Unrealised gain on revaluation of trading securities		(1,319)	(1,011)
Provision for PRC tax		—	5,111
Operating loss before working capital changes		(88,086)	(92,773)
Increase in retention receivables		(3,488)	—
Increase in other assets		(53)	(436)
Decrease/(increase) in inventories		20,695	(51,302)
Decrease in loan to intermediate holding company		—	3,298
Increase in amounts due from fellow subsidiaries		(39)	(337)
Decrease in amounts due from minority investors		5,478	2,645
Decrease in trade and other receivables		40,220	33,540
Decrease in gross amounts due from/to customers for contract work		15,608	75,626
Decrease/(increase) in pledged deposits		30,994	(14,082)
Decrease/(increase) in frozen deposits		28,983	(36,000)
Decrease in amount due to intermediate holding company		(3)	(1,699)
Increase/(decrease) in amounts due to minority investors		589	(11,277)
Decrease in trade and other payables		(34,289)	(6,793)
Increase in other liabilities		638	186
Exchange adjustments		3	8
Cash generated from/(used in) operations		17,250	(99,396)

(b) *Liquidation of a subsidiary in 2001*

		Note	2001 HK$'000
Cash consideration received		29(c)	—
Less:	Net liabilities disposed of		
	Trade and other receivables		651
	Cash and bank deposits		62
	Trade and other payables		(787)
			(74)
Add:	Minority interests		(33)
	Realisation of contributed surplus		159
			126
Gain on liquidation of a subsidiary		29(a)	200

(c) ***Analysis of net outflow of cash and bank deposits in respect of the liquidation of a subsidiary***

	Note	2001 HK$'000
Net cash consideration received	29(b)	—
Cash and bank deposits disposed		(62)
		(62)

(d) Analysis of changes in financing during the year

	Short-term and long-term borrowings* HK$'000	Minority interests HK$'000
At 1st January, 2001	182,266	58,684
New borrowings	57,692	—
Repayment of borrowings	(139,762)	—
Share of loss by minority investors	—	(23,013)
Capital contribution from a minority investor	—	312
Increase arising from liquidation of a subsidiary	—	33
At 31st December, 2001	100,196	36,016
New borrowings	3,416	—
Repayment of borrowings	(61,002)	—
Transfer to amounts due to minority investors	(1,656)	(2,248)
Share of profit by a minority investor	—	266
Share of exchange differences on translation of the accounts of foreign subsidiaries	—	38
At 31st December, 2002	40,954	34,072

* Short-term and long-term borrowings above exclude bank overdrafts and trust receipt bank loans.

(e) Cash and cash equivalent

	2002 HK$'000	2001 HK$'000
Cash and bank deposits (excluding frozen deposits)	203,623	243,460
Bank overdrafts, secured	(67,444)	(76,162)
Trust receipt bank loans, secured	(26,024)	(31,647)
	110,155	135,651

30. Banking facilities

The Group's aggregate banking facilities as at 31st December, 2002 were approximately HK$163,823,000 (2001: HK$292,636,000), of which the unused facilities as at the same date amounted to approximately HK$9,251,000 (2001: HK$51,434,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$101,604,000 (2001: HK$132,598,000) and of the Company of approximately HK$56,574,000 (2001: HK$114,168,000);

(b) certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$206,422,000 (2001: HK$237,092,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

31. Commitments

(a) Capital commitments of the Group outstanding at 31st December, 2002 were as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Contracted but not provided for		
Purchase of property, plant and equipment	—	155
Properties under development	142,385	137,485
	142,385	137,640

At 31st December, 2002, the Company did not have any outstanding capital commitments (2001: Nil).

(b) At 31st December, 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Total future minimum lease payments payable:		
Within one year	3,182	3,410
After one year but within five years	6,149	2,123
After five years	4,587	7,720
	13,918	13,253

At 31st December, 2002, the Company did not have any operating lease commitments (2001: Nil).

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to five years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

At 31st December, 2002, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Not later than one year	10,043	11,643
Later than one year and not later than five years	8,786	7,244
	18,829	18,887

At 31st December, 2002, the Company did not have any commitments for lease receipts (2001: Nil).

32. Contingent liabilities

At 31st December, 2002, there were contingent liabilities in respect of the following:

(a) The Group provided guarantees to employers of construction contracts in respect of obligations arising from the associated construction contracts amounting to approximately HK$15,840,000 (2001: HK$92,754,000).

(b) The Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounting to approximately HK$106,900,000 (2001: HK$255,103,000). As at 31st December, 2002, the Company had a total provision of approximately HK$96,817,000 (2001: HK$98,260,000) in respect of such corporate guarantees in the Company's accounts *(see Note 22(b))*.

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects, the Group has tax obligations which may result in potential additional charges. No provision has been made on the potential additional charges by the Group since the amount of additional charges, if any, cannot be reliably determined. The directors are of the opinion that this matter will not have any significant financial impact to the Group.

(d) The Group has certain outstanding litigations with claims made by third parties of approximately HK$12,440,000 (2001: HK$12,440,000) in aggregate in respect of certain contract works and no provision has been made by the Group. The directors are of the opinion that this matter will not have significant financial impact to the Group.

33. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transaction with a related party:

	2002	**2001**
	HK$'000	*HK$'000*
Sharing of administrative costs of intermediate holding company	626	2,863

The directors consider that the above transaction with the related party was carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) The balances with intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

34. Loans to subsidiaries

	Company	
	2002	**2001**
	HK$'000	*HK$'000*
Loans to subsidiaries	18,489	—
Less: provision for loans to subsidiaries	(13,823)	—
	4,666	—

The loans to subsidiaries are unsecured, bear interest at commercial loading rates and repayable in next year. The directors are of the opinion that the recoverability of a substantial portion of the loans to subsidiaries is in doubt. At 31st December, 2002, a provision of HK$13,823,000 (2001: Nil) was made for the outstanding loan.

35. Ultimate holding company

The directors consider the ultimate holding company to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which was previously ultimately held by the State Nonferrous Metals Industry Administration ("SNMIA"), a governmental organization responsible for the regulation and administration of the nonferrous metals industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19th February, 2001, SNMIA was removed in the course of restructuring of the nonferrous metals industry in the PRC.

The High Court of the HKSAR issued an order for the winding up of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), an intermediate holding company and the controlling shareholder of the Company for the time being, on 8th May, 2002 and ordered that John Lees and Desmond Chiong be appointed as liquidators of CNMG on 19th June, 2002. The Company has not been informed by the liquidators of any material development of CNMG which may have a significant impact to the Company.

36. Subsequent events

As at the date of this report, certain trade creditors had presented winding-up petitions against two non-wholly owned subsidiaries of the Company, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), on the ground that they failed to settle their trade debts amounting to approximately HK$9,006,000, together with interest and other costs. The court adjourned the hearings to 28th April, 2003. CCW and CEC are now in the process of proposing debt restructuring plans to their creditors, which require the financial support from the Company.

Included in the short-term borrowings of the Group of HK$134,364,000 as at 31st December, 2002 was an amount of HK$49,067,000 (the "Bank Indebtedness") borrowed by CCW and CEC. Triggered by the above winding-up petitions, CCW and CEC received a demand letter from a bank creditor (the "Bank Creditor") demanding for the repayment of the Bank Indebtedness and accrued interest, totalling approximately HK$49,710,000. The Company, as a guarantor providing guarantee to the Bank Indebtedness, also received a demand letter from the Bank Creditor demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. The Company settled the amount of HK$45,000,000 together with interest subsequently. At 31st December, 2002, the Company had made a full provision for the amount of the above corporate guarantee provided *(see Note 22(b))*. Apart from the settlement of the Bank Indebtedness, the directors believe that the winding-up petitions will not have a significant financial impact to the Group.

37. Approval of accounts

The accounts were approved by the Board of Directors on 24th April, 2003.

INTERIM FINANCIAL INFORMATION

Set out below is an extract from the interim report of the Company for the six months ended 30th June, 2003 which was published on 19th September, 2003.

Condensed Consolidated Profit and Loss Account

For the six months ended 30th June, 2003

		Six months ended 30th June,	
		2003	**2002**
		(Unaudited)	**(Unaudited)**
	Note	*HK$'000*	*HK$'000*
TURNOVER	2	92,408	123,022
Cost of sales		(70,101)	(107,839)
GROSS PROFIT		22,307	15,183
Other revenues		4,623	6,612
Distribution costs		(5,384)	(1,216)
Administrative expenses		(39,430)	(63,620)
Other operating expenses		(1,087)	(1,004)
Loss on revaluation of investment properties		(17,390)	(10,000)
Gain on liquidation of a subsidiary		339	—
Provision for loan to intermediate holding company		—	(331)
LOSS FROM OPERATIONS	3	(36,022)	(54,376)
Finance costs		(3,469)	(3,502)
LOSS BEFORE TAXATION		(39,491)	(57,878)
Taxation	5	(146)	(1,000)
LOSS AFTER TAXATION		(39,637)	(58,878)
Minority interests		(779)	376
NET LOSS FOR THE PERIOD		(40,416)	(58,502)
Basic loss per share *(HK cents)*	7	(5.23)	(7.58)

Condensed Consolidated Balance Sheet

As at 30th June, 2003

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	216,545	235,752
Non-trading securities		28,080	16,560
Deferred tax assets		910	979
Retention receivables		4,123	3,488
Other assets		1,683	2,326
		251,341	259,105
Current assets			
Inventories	9	231,983	229,727
Amounts due from fellow subsidiaries		—	80
Amounts due from minority investors		1,898	1,898
Trade and other receivables	10	66,255	103,212
Gross amounts due from customers for contract work		21,379	13,055
Trading securities		9,231	20,643
Pledged deposits		71,326	101,604
Cash and bank deposits	11	216,157	210,640
		618,229	680,859
Current liabilities			
Amount due to intermediate holding company	16(b)	3	3
Amount due to minority investors		14,667	13,753
Trade and other payables	12	183,089	190,710
Gross amounts due to customers for contract work		25,962	27,347
Taxation payable		35,320	34,433
Short-term borrowings		98,861	134,364
		357,902	400,610
Net current assets		260,327	280,249
Total assets less current liabilities		511,668	539,354

	Note	30th June, 2003 (Unaudited) HK$'000	31st December, 2002 (Audited) HK$'000
Financed by:			
Share capital	13	77,218	77,218
Reserves		392,829	421,840
Shareholders' funds		470,047	499,058
Minority interests		34,871	34,072
Non-current liabilities			
Long-term borrowings		—	58
Amounts due to minority investors		3,742	2,944
Other liabilities		3,008	3,222
		6,750	6,224
		511,668	539,354

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30th June, 2003

(Unaudited)

	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January, 2003	77,218	409,738	601,415	769	(360)	(589,722)	499,058
Surplus on revaluation of non-trading securities	—	—	—	—	11,520	—	11,520
Exchange difference on translation of the accounts of foreign subsidiaries	—	—	—	—	—	(115)	(115)
Loss for the period	—	—	—	—	—	(40,416)	(40,416)
At 30th June, 2003	77,218	409,738	601,415	769	11,160	(630,253)	470,047
At 1st January, 2002	77,218	409,738	601,415	769	—	(453,021)	636,119
Surplus on revaluation of non-trading securities	—	—	—	—	9,443	—	9,443
Loss for the period	—	—	—	—	—	(58,502)	(58,502)
At 30th June, 2002	77,218	409,738	601,415	769	9,443	(511,523)	587,060

Condensed Consolidated Cash Flow Statement

For the six months ended 30th June, 2003

	Six months ended	
	30th June, 2003 (Unaudited) *HK$'000*	30th June, 2002 (Unaudited) *HK$'000*
Net cash from operating activities	24,268	36,127
Net cash from investing activities	18,567	506
Net cash used in financing activities	(1,065)	(50,181)
Increase (Decrease) in cash and cash equivalents	41,770	(13,548)
Cash and cash equivalents at beginning of period	110,155	135,651
Cash and cash equivalents at end of period	151,925	122,103
Cash and cash equivalents:		
Cash and bank deposits (excluding a frozen deposit)	209,140	218,353
Bank overdrafts	(53,932)	(70,587)
Trust receipt bank loans	(3,283)	(25,663)
	151,925	122,103

NOTES TO ACCOUNTS

1. Basis of preparation and accounting policies

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January, 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2. Segment information

(a) ***Business segments***

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Construction and engineering contracts 2003 (Unaudited) HK$'000	Construction and engineering contracts 2002 HK$'000	Manufacturing and trading 2003 (Unaudited) HK$'000	Manufacturing and trading 2002 HK$'000	Property leasing 2003 (Unaudited) HK$'000	Property leasing 2002 HK$'000	Property development 2003 (Unaudited) HK$'000	Property development 2002 HK$'000	Securities investment and trading 2003 (Unaudited) HK$'000	Securities investment and trading 2002 HK$'000	Elimination 2003 (Unaudited) HK$'000	Elimination 2002 HK$'000	Total 2003 (Unaudited) HK$'000	Total 2002 HK$'000
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	—	5,016	3,617	—	—	—	92,408	123,022
Inter-segment sales	—	—	1,069	21,668	—	—	—	—	—	—	(1,069)	(21,668)	—	—
	54,825	85,971	29,413	48,686	5,622	5,017	—	5,016	3,617	—	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	—	—	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

Six months ended 30th June,

(b) *Geographical segments*

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

Six months ended 30th June,

	Hong Kong & Macau 2003 (Unaudited) HK$'000	Hong Kong & Macau 2002 HK$'000	China 2003 (Unaudited) HK$'000	China 2002 HK$'000	Australia 2003 (Unaudited) HK$'000	Australia 2002 HK$'000	Southeast Asian countries 2003 (Unaudited) HK$'000	Southeast Asian countries 2002 HK$'000	Total 2003 (Unaudited) HK$'000	Total 2002 HK$'000
Turnover	59,250	76,100	33,000	41,723	—	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3. Loss from operations

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30th June,	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation on:		
Owned property, plant and equipment	1,458	2,239
Leased property, plant and equipment	83	129
Loss (Gain) on disposal of property, plant and equipment	40	(1,103)
Provision for liquidation fees of subsidiaries	4,877	—
Operating leases rental	1,681	1,617
Provision for bad and doubtful debts	2,143	9,371
Exchange gains	(5,669)	(3,153)
Unrealised gain on revaluation of trading securities	(1,802)	(656)
Gross rental and management fee income from investment properties	(5,622)	(5,017)

4. Staff costs

	Six months ended 30th June,	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Including emoluments of the Directors of the Company:		
Salaries and wages	18,841	34,600
Pension costs — defined contribution plans	745	862
(Reversal of provision for) Provision for long service payment	(39)	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the decline in the staff force as a result of the reduction in the size of operations of Condo Group and Polycrown Group.

5. Taxation

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
The charges comprise:		
Hong Kong profits tax	—	—
Overseas taxation	146	1,000
	146	1,000

6. Dividend

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30th June, 2003 (30th June, 2002: Nil).

7. Loss per share

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30th June, 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30th June, 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30th June, 2003.

8. Property, plant and equipment

	Six months ended 30th June, 2003 (Unaudited) *HK$'000*	Year ended 31st December, 2002 (Audited) *HK$'000*
Cost or valuation		
Beginning of period/year	290,807	326,571
Additions	1,064	1,796
Write-down for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(5,075)
Transfer from construction in progress	—	20
Revaluation deficit	(17,390)	(27,378)
Disposals	(1,490)	(3,862)
Exchange adjustments	—	(3)
End of period/year	272,991	290,807
Analysis of cost or valuation is as follows:		
At cost	75,621	76,047
At professional valuation (a)	197,370	214,760
	272,991	290,807
Accumulated depreciation and impairment losses		
Beginning of period/year	55,055	47,989
Charge for the period/year	1,541	4,846
Write-back for transfer to investment properties	—	(1,262)
Transfer to properties held for sale	—	(2,906)
Write-down for impairment loss	470	9,394
Disposals	(620)	(3,006)
End of period/year	56,446	55,055
Net book value		
End of period/year	216,545	235,752
Beginning of period/year	235,752	278,582

(a) The investment properties of the Group were valued at 30th June, 2003 as HK$197,370,000 by an independent firm of surveyors, Dudley Surveyors Limited, on an open market value basis.

9. Inventories

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
Manufacturing and trading stocks	10,288	10,746
Properties under development	218,986	215,772
Properties held for sale	2,709	2,709
Machinery held for sale	—	500
	231,983	229,727

10. Trade and other receivables

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
0 — 30 days	29,596	44,804
31 — 60 days	6,729	12,435
61 — 90 days	4,774	5,045
Over 90 days	6,442	8,702
	47,541	70,986

The normal credit period granted by the Group is from 30 days to 60 days from the date of invoice.

11. Cash and bank deposits

As at 30th June, 2003, included in cash and bank deposits was a net amount of approximately HK$7,017,000 (31st December, 2002: HK$7,017,000), represented the sum of principal and interest of a bank deposit net of the provision for irrecoverable portion, being frozen by a bank (the "Bank") due to a dispute with the Bank. On 14th August, 2003, a deed of compromise was entered into between the Company and the Bank to settle the dispute and such net amount was subsequently released by the Bank to the Company on 22nd August, 2003.

12. Trade and other payables

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
0 — 30 days	12,104	28,893
31 — 60 days	3,096	2,085
61 — 90 days	3,368	2,182
Over 90 days	51,845	88,021
	70,413	121,181

13. Share capital

	30th June, 2003 (Unaudited)		31st December, 2002 (Audited)	
	Number of shares *'000*	Amount *HK$'000*	Number of shares *'000*	Amount *HK$'000*
Authorised (ordinary shares of HK$0.1 each)	2,000,000	200,000	2,000,000	200,000
Issued and fully paid (ordinary shares of HK$0.1 each)	772,182	77,218	772,182	77,218

On 29th May, 2003, the Company adopted a new share option scheme and terminated the old share option scheme adopted by the Company on 30th September, 1993. During the six months ended 30th June, 2003, no options to subscribe for shares in the Company have been granted pursuant to both of the share option schemes. At 30th June, 2003, there were also no options outstanding.

14. Capital commitments

Capital commitments of the Group outstanding as at 30th June, 2003 were as follows:

	30th June, 2003 (Unaudited) *HK$'000*	31st December, 2002 (Audited) *HK$'000*
Contracted but not provided for Properties under development	146,619	142,385

15. Contingent liabilities

At 30th June, 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31st December, 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31st December, 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31st December, 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

16. Related party transactions

(a) The Group had the following material transaction with a related party, which was carried out in the normal course of the Group's business. The amount was charged to the related party in the normal course of business at terms no less than those charged to and contracted with other third parties.

	Six months ended 30th June,	
	2003	**2002**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Rental and management fee income from a fellow subsidiary	306	253

(b) Amount due to intermediate holding company is unsecured, non-interest bearing and has no fixed repayment term.

17. Subsequent events

On 8th September, 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11th September, 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1st April, 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

The following statement of unaudited pro forma adjusted consolidated net tangible assets of the Group is prepared based on the consolidated net tangible assets of the Group as stated in the audited consolidated accounts of the Group as at 31st December, 2002 and adjusted as follows:

	HK$'000
Audited consolidated net tangible assets as at 31st December, 2002	499,058
Add: Unaudited consolidated loss after taxation and minority interests for the six months ended 30th June, 2003	(40,416)
Surplus on revaluation of non-trading securities as at 30th June, 2003	11,520
Exchange differences on translation of the accounts of foreign subsidiaries	(115)
Adjusted consolidated net tangible assets as at 30th June, 2003	470,047
Pro forma adjustment resulted from the winding-up of Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC") *(Note 1)*	32,387
Unaudited pro forma adjusted consolidated net tangible assets of the Group as at the Latest Practicable Date	502,434
Unaudited pro forma adjusted consolidated net tangible assets per Share as at the Latest Practicable Date *(Note 2)*	HK$0.65

Notes:

1. As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the High Court of the Hong Kong Special Administrative Region (the "Court") on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have not been consolidated by the Group since the date of the winding-up orders.

2. The unaudited pro forma adjusted consolidated net tangible assets per Share is calculated based on 772,181,783 Shares in issue as at the Latest Practicable Date.

STATEMENT OF INDEBTEDNESS

Borrowings

As at the close of business on 30th September, 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had aggregate outstanding borrowings of approximately HK$85,572,000, comprising bank overdrafts of approximately HK$38,080,000, trust receipt bank loans of approximately HK$3,283,000, short-term loans from financial institutions of approximately HK$26,384,000, outstanding

obligations under finance leases of approximately HK$89,000, amounts due to and short-term loans from minority investors of approximately HK$13,334,000 and HK$4,402,000 respectively.

Contingent liabilities

As at the close of business on 30th September 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, there were contingent liabilities in respect of the following:

The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries which amounted to approximately HK$55,035,000.

The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

The Group has outstanding litigation with claims made by third parties of approximately HK$1,504,000 in respect of contract works and no provision has been made by the Group.

Save as aforesaid and apart from intra-group liabilities and trade payables, neither the Company nor any of its subsidiaries at the close of business on 30th September, 2003 had any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debts securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Securities and charges

As at 30th September, 2003, the Group's aggregate banking facilities were approximately HK$81,256,000 which were secured by pledged fixed deposits of the Group of approximately HK$60,101,000, certain investment properties and land and buildings of the Group with an aggregate carrying amount of approximately HK$187,000,000 and corporate guarantees provided by the Company of approximately HK$55,035,000.

Material changes

The Directors have confirmed that, save as those set out in the "Pro Forma Statement of Adjusted Consolidated Net Tangible Assets of the Group" in this Appendix, they are not aware of any material changes in the financial or trading position or prospects of the Group since 31st December, 2002, the date to which the latest published audited consolidated accounts of the Group were made up.

捷利行測量師有限公司
DUDLEY SURVEYORS LIMITED

Chartered Surveyors • Valuers • Estate Agents
Auctioneers • Development Consultants
Property Management • N.T. Lands Matters

5th November, 2003

The Directors
ONFEM Holdings Limited
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions to us to value the property interests of ONFEM Holdings Limited (referred to as the "Company") and its subsidiaries (with the exception of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited and their respective subsidiaries which consent from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates has been obtained by the Company pursuant to Rule 11.6 of the Code on Takeovers and Mergers and Share Repurchases) (together referred to as the "Group") in Hong Kong and the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market value of the property interests of the Group as at 30th September, 2003 ("date of valuation").

Our valuation is our opinion of Open Market Value of the property interests which we would define as meaning "the best value at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that the owner sells the property interests in the open market without the benefit of a deferred terms contract, leaseback, joint ventures, management agreements or any similar arrangement which could serve to increase the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

In valuing the properties in Groups 1, 2 and 3, which are held by the Group for occupation or investment in Hong Kong and the PRC, we generally have made reference to sales evidences as available on the market and where appropriate on the basis of capitalisation of the net income shown on schedules handed to us. We have allowed for outgoings and in appropriate cases made provisions for reversionary income potential. Properties which are held and occupied by the Group have been valued on the vacant possession basis.

Due to the specific purposes for which the building and structures of Property No. 9 in Group 3 have been constructed, there are no readily identifiable market comparables. Therefore the property cannot be valued by direct comparison. We have therefore valued the property on depreciated replacement costs basis which is based on the theoretical assumption that the capital value of the property is the costs of equivalent reinstatement as depreciated. We would define "depreciated replacement cost" for this purpose as our opinion of the aggregate of the open market value of the land in its existing use and our estimate of the new replacement costs of the buildings and other site works from which deductions are then made to allow for age, condition and functional obsolescence.

In valuing the property interest in Group 4 which is held for development and sales by the Group in the PRC, we have valued the property interest on the basis that the property interest will be developed and completed in accordance with the Group's latest development proposals provided to us. We have assumed that approvals for the proposals have been obtained. In arriving at our opinion of value, we have adopted the Direct Comparison Approach by making reference to comparable transactions in the locality and have also taken into account the construction costs that will be expended to complete the development to reflect the quality of the completed development. The "Completed Value when completed" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In valuing the property interests in Groups 5 and 6 which are leased by the Group, we are of the opinion that they have no commercial value either because of their non-assignability in the open market or there are prohibitions against subletting and/or assignment contained in the respective leases and/or tenancy agreements or the lack of marketable and substantial profit rents.

In respect of the property interests held by the Group in Hong Kong, we have not been provided with copies of title documents relating to the properties but we have caused searches to be made at the relevant Land Registries. However, we have not inspected the original documents to verify the ownership or to ascertain the exercise of any amendment which does not appear on the copies of title documents obtained by us. We are not in position to advise you on the titles to the properties.

In respect of the properties held by the Group in the PRC, we have relied on the legal opinion issued by the Group's PRC legal advisers on the relevant laws and regulations in the PRC in relation to the Group's legal title to and the nature of the Group's interest in such properties as at the date of valuation. We have been provided with extracts of title documents, such as land use right certificates and/or building ownership certificates. However, we have not inspected the original documents to verify any amendments which may not appear on the copies of the extracts of title documents handed to us. We have relied to a considerable extent on information given by the Group and the opinion of the Group's PRC legal advisers. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and the legal opinion of the Group and/or its PRC legal advisers. We consider we have been provided with sufficient information to reach an informed view.

Our valuations have been prepared in accordance with the Hong Kong Guidance's Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors.

In valuing the property interests in Groups 3, 4 and 6, we have complied with all requirements contained in Practice Note No. 12 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") issued by Stock Exchange.

We have relied to a considerable extent on any information given by you and have accepted advice given to us on such matters as the properties to be valued, planning approvals or statutory notices, easements, tenure, occupation, tenancy schedule, rentals, site and floor areas, attributable interests and all other relevant matters. Dimensions, measurements and areas included in this valuation certificate are based on information contained in the documents and leases provided to us and are therefore approximations only. We have not at this stage verified the correctness of such areas so provided.

We have inspected the exteriors and where possible, the interiors of the properties. However, no structural survey has been carried out but, in the course of our inspection, we did not notice any serious defects. We are not, however, able to report that whether or not the properties are free from rot, infestation or any other structural defects, nor were any tests carried out on any of the services. Moreover, we have not carried out any investigation on site to determine the suitability of the ground conditions and the services etc. for any future redevelopment. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our report for any charges, mortgages or amounts owing on any property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Unless otherwise stated, all sums stated in our valuation are in Hong Kong dollars.

The exchange rate adopted in our valuation is HK$1=RMB1.06 and there has been no material fluctuation in exchange rates between our valuation date and the date of this valuation certificate.

Our summary of values and the valuation certificates are attached herewith.

Yours faithfully,
For and on behalf of
DUDLEY SURVEYORS LIMITED
Brian W. K. Li
Registered Professional Surveyor (GP)
B.Sc. (Est. Man.), MRICS, MHKIS
Director

Note: Mr. Brian W.K. Li is a Chartered Surveyor who has over 20 years' experience in undertaking valuation of properties in Hong Kong and has extensive experience in the valuation of properties in the PRC.

SUMMARY OF VALUES

Group 1 — Property interests held and occupied by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong	HK$1,600,000	100%	HK$1,600,000
2.	Unit 611 on 6th Floor, Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong	HK$1,460,000	100%	HK$1,460,000
	Sub-total:	**HK$3,060,000**		**HK$3,060,000**

Group 2 — Property interests held and occupied by the Group for investment in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	HK$4,170,000	100%	HK$4,170,000
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	HK$1,120,000	100%	HK$1,120,000
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	HK$1,500,000	100%	HK$1,500,000
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong	HK$187,000,000	100%	HK$187,000,000
	Sub-total:	**HK$193,790,000**		**HK$193,790,000**

Group 3 — Property interests held and occupied by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	HK$1,790,000	100%	HK$1,790,000
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	HK$4,750,000	52%	HK$2,470,000
	Sub-total:	**HK$8,330,000**		**HK$6,050,000**

Group 4 — Property interests held and occupied by the Group for development in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	HK$211,320,000	80%	169,056,000
	Sub-total:	**HK$211,320,000**		**HK$169,056,000**

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	No commercial value	100%	Nil
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	No commercial value	51%	Nil
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, Nos. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	No commercial value	100%	Nil
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	No commercial value	52%	Nil
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	No commercial value	52%	Nil

Group 6 — Property interests leased by the Group in the PRC

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	No commercial value	52%	Nil
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi HaoYuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
25.	Flat B on 12th Floor of Block 52, Yuan Lien HuaYuan, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
26.	Flat C on 20th Floor, Block 2, Yong He HuaYuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	No commercial value	80%	Nil
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen, Guangdong Province, the PRC	No commercial value	100%	Nil
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	No commercial value	100%	Nil
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	No commercial value	100%	Nil

No.	Property	Open Market Value in existing state as at 30th September, 2003	Interest attributable to the Group	Value attributable to the Group as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	No commercial value	51%	Nil
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	No commercial value	51%	Nil
38.	Room 402, on 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	No commercial value	52%	Nil

Group 1 — Properties interests held and occupied by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
1.	Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block Q was completed in 1987. The property comprises a residential unit on the 26th Floor of Block Q. The saleable area of the property is approximately 44.6 sq.m. (480 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,600,000

Notes:

1. The registered owner of the property is Full Pacific Limited (富利暉有限公司) registered vide memorial no. 7081190 dated 29th April, 1997.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H70/87 (MTR) registered vide memorial nos. 2980874 and 3439238 dated 28th January, 1986 and 23rd June, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Full Pacific Limited (富利暉有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
2.	Unit 611 on 6th Floor of Block N, Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong 51/700,000th shares of and in The Remaining Portion of Inland Lot No. 8566	Kornhill is a large-scale private residential estate development comprising high-rise residential blocks and Block N was completed in 1987. The property comprises a residential unit on the 6th Floor of Block N. The saleable area of the property is approximately 45.4 sq.m. (489 sq.ft.). The property is held under Conditions of Exchange No. 11728 for a term of 75 years renewable for 75 years commencing from 27th April, 1984.	The property is occupied by the Group as staff quarters.	HK$1,460,000

Notes:

1. The registered owner of the property is Best Pearl Development Limited (慧珠發展有限公司) registered vide memorial no. 8555542 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H55/87 (MTR) registered vide memorial nos. 2980874 and 3395751 dated 28th January, 1986 and 18th May, 1987 respectively.

3. The property is also subject to a Sub-Deed of Mutual Covenant registered vide memorial no. 3395747 dated 26th May, 1987.

4. Best Pearl Development Limited (慧珠發展有限公司) is a wholly-owned subsidiary of the Company.

5. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 2 — Properties interests held and occupied by the Group for investment in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
3.	Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong 46/31,911th shares of and in Section A of Sub-section 3 of Sections H & K of Quarry Bay Marine Lot No. 2 and the Extension thereto and Sub-section 1 of Section U of Quarry Bay Marine Lot No. 2 and the Extension thereto	Taikoo Shing is a large-scale private residential estate comprising high-rise blocks in Quarry Bay district. Willow Mansion was completed in 1983. The property has a saleable area of approximately 94.4 sq.m. (1,016 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 18th April, 1900.	The property has been let for a term of 2-year commencing from 1st April, 2003 to 31st March, 2005 at a monthly rental of HK$23,000 inclusive of rates and management charges.	HK$4,170,000

Notes:

1. The registered owner of the property is Linkcheer Limited (凌駿有限公司) registered vide memorial no. 5863655 dated 17th November, 1993.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H94/83 registered vide memorial nos. 2047870 and 2429337 dated 26th February, 1981 and 22nd June, 1983 respectively.

3. Linkcheer Limited (凌駿有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
4.	Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong 8/873rd shares of and in The Remaining Portion of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508, Section A of Sub-sections 1, 2 & 3 of Section B of Inland Lot No. 508 and Inland Lot Nos. 388, 3196 & 3197	Tai Yuen Court is a 26-storey residential building with shop units on ground floor completed in 1993. The property comprises a residential unit on the 19th Floor. The saleable area of the property is approximately 32.4 sq.m. (349 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 16th March, 1855 and 16th November, 1855.	The property is let for a term of 2 years commencing from 16th March, 2003 to 15th March, 2005 at a monthly rental of HK$7,500 inclusive of rates and management charges.	HK$1,120,000

Notes:

1. The registered owner of the property is Eastrend (Hong Kong) Limited (東昌(香港)有限公司) registered vide memorial no. 5987903 dated 31st March, 1994.

2. The property is subject to a Deed of Mutual Covenant and Management Agreement in favour of Urban Property Management Limited "The Manager" registered vide memorial no. 5905695 dated 5th January, 1994.

3. Eastrend (Hong Kong) Limited (東昌(香港)有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
5.	Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong 494/4,685,000th shares in and of the Remaining Portion of Chai Wan Inland Lot No. 121	Heng Fa Chuen is a large-scale private residential estate development comprising high-rise residential blocks and Block 2 was completed in 1986. The property comprises a residential unit on the 8th Floor of Block 2. The saleable area of the property is approximately 43.6 sq.m. (469 sq.ft.). The property is held under Conditions of Grant No. 11789 for a term of 75 years renewable for 75 years commencing from 3rd April, 1985.	The property is currently let for a term of 2 years commencing from 1st August, 2002 to 31st July, 2004 at a monthly rental of HK$7,500 inclusive of rates and management charges, but it has been revised to HK$6,500 since 1st August, 2003.	HK$1,500,000

Notes:

1. The registered owner of the property is Bright Circle Limited (輝中有限公司) registered vide memorial no. 8555541 dated 23rd November, 2001.

2. The property is subject to a Deed of Mutual Covenant and Occupation Permit No. H111/86 (MTR) registered vide memorial nos. 3196410 and 3152503 dated 11th October, 1986 and 8th September, 1986 respectively.

3. Bright Circle Limited (輝中有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
6.	ONFEM Tower, No. 29 Wyndham Street, Central, Hong Kong The Remaining Portion of Section A of Inland Lot No. 1005, The Remaining Portion of Sub-section 1 of Section A of Inland Lot No. 1005 and Sub-section 2 of Section A of Inland Lot No. 1005	ONFEM Tower is a 25-storey commercial building completed in January 1995. The site area is approximately 317.73 sq.m. (3,420 sq.ft.). The subject property comprises the whole building with Ground Floor to the Second Floor occupied for commercial use whereas the upper floors are for office uses. The total gross floor area of the building is approximately 5,037.81 sq.m. (54,227 sq.ft.). The property is held under Government Lease for a term of 999 years commencing from 26th June, 1843.	The property is leased to various tenants for varying terms from between September 2000 to December 2006 at a total monthly rent of HK$929,386 inclusive of rates and management charges.	HK$187,000,000

Notes:

1. The registered owner of the property is Virtyre Limited registered vide memorial no. 6279388 dated 1st April, 1995.

2. The following major encumbrances registered against the property are as follows:

   — Occupation permit No. H7/95 dated 27th January, 1995 vide Memorial No. 6217839.

   — Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited (HSBC) vide Memorial No. 6279389 dated 25th April, 1995.

   — Deed of Variation of M/N 6279389 and further charge in favour of HSBC vide Memorial No. 8288328 dated 9th January, 2001.

   — Second charge in favour of HSBC vide Memorial No. 8511520 dated 3rd October, 2001.

3. Virtyre Limited is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

Group 3 — Properties interest held and occupied by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
7.	Flat A on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong District, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is vacant.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002754) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Great Way Properties Limited (鴻威置業有限公司) for a term from 8th October, 1994 to 6th October, 2062 for residential use.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Great Way Properties Limited (鴻威置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
8.	Flat B on 8th Floor, Yi Cui Court, Crest Villa, No. 49, 97th Alley, Songlin Road, Off Zhang Yang Road, Pudong, Shanghai, the PRC	The property comprises one residential apartment unit on the 8th level of an 8-storey apartment building within a low-density residential development completed in 1994. The property has a gross floor area of approximately 204.89 sq.m. (2,205 sq. ft.). The land use rights of the property are held for a term from 8th October, 1994 to 6th October, 2062.	The property is let to Shanghai Jin Qiao Condo Decoration Engineering Co., Ltd. (上海金橋瑞和裝飾工程有限公司), a non wholly-owned subsidiary of the Company as staff quarters under a tenancy agreement for a term of one year commencing from 1st January, 2003 at the monthly rental of RMB7,000 exclusive of management charges and utility charges.	HK$1,790,000

Notes:

1. According to the Real Estate Title Certificate (Document No. Hu Fang Di Shi Zi (1998) No. 002753) issued by Shanghai Real Estate Administrative Bureau dated 6th July, 1998, the property with a gross floor area of 204.89 sq.m. is legally owned by Top Gain Properties Limited (溢成置業有限公司) for a term from 8th October, 1994 to 6th October, 2062.

2. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, the Group has obtained the ownership of the property and has the right to occupy, use, receive income and dispose of the property according to the law. In addition, the property is free from any mortgage or encumbrance.

3. Top Gain Properties Limited (溢成置業有限公司) is a wholly-owned subsidiary of the Company.

4. As advised by the Group, there is no material potential tax liability incurred if the property was to be sold at the amount we valued above as at the date of valuation.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
9.	Land and Buildings and Structures located at Liao Wen Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 10,000 sq.m. (or 107,640 sq.ft.) upon which one single-storey factory block, two 4-storey dormitory blocks, one kitchen, two guard houses and other ancillary structures completed in between 1993 and 1995 are erected. The property has a total gross floor area of approximately 2,763 sq.m. (or 29,740 sq.ft.). The respective uses and areas of the buildings are as follows:	The property is occupied by the Group for production, ancillary office and dormitory purposes.	HK$4,750,000

Use	Approximate Gross Floor Area (sq.m.)	(sq.ft.)
Factory Block	1,960	21,097
2 Dormitories Blocks	840	9,042
Kitchen	48	517
2 Guard Houses	30	323
Total:	**2,878**	**30,979**

Notes:

1. According to a State-owned Land Use Certificate (Document No. Dong Fu Guo Yong (1993) Zi (No. 0062170) dated 20th December, 1992 issued by Dongguan County Land Administration Bureau, the land with site area of 10,000 sq.m. was granted to Lun and Din Limited (龍之店有限公司), a 52%-owned subsidiary of the Company, for an unspecified term for workshop purposes.

2. We have been provided with a legal opinion on the title of the property prepared by the Group's PRC legal adviser, which contain, inter alia, the following information:

   (a) The property is legally vested in Lun and Din Limited (龍之店有限公司).

   (b) The property can be transferred, sublet and mortgaged freely by Lun and Din Limited (龍之店有限公司).

   (c) The property is not subject to any mortgage and any other material encumbrances.

   (d) The land use right on the property that Lun and Din Limited (龍之店有限公司) can enjoy is 50 years.

3. We have prepared our valuation on the following assumptions:

   (a) Lun and Din Limited (龍之店有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property at no extra land premium or other onerous payment payable to the government.

   (b) All land premium and other costs of ancillary services have been settled in full.

   (c) The design and construction of the property are in compliance with the local planning regulations and have been approved by the relevant government authorities; and

   (d) The property may be disposed of freely to both local and overseas purchasers.

4. The status of title and grant of major approvals provided by the Group is as follows:

State-owned Land Use Rights Certificate	Yes
Building Ownership Certificate	No

5. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$1,000,000.

Group 4 — Property interest held and under development by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
10.	The proposed commercial and residential development "Haitian Garden" situated at the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	The property is scheduled to be developed into a composite development which will be completed in two phases. Phase 1 will comprise four blocks of high-rise residential towers above a 3-storeyed commercial podium and a 2-storeyed basement for car-parking, whereas Phase 2 will comprise an office tower erected on a basement. The site area of the subject property is 16,454.60 sq.m. (177,117 sq.ft.) or thereabouts. The land use rights of the property have been granted for respective terms due to expire on 30th November, 2047 for commercial/office use and on 30th November, 2067 for residential use.	The property is under construction.	HK$211,320,000 (80% interest attributable to the Group: HK$169,056,000)

Notes:

1. According to Real Estate Title Certificate No. C0739538 issued by the People's Government of Guangdong Province on 1st March, 2002, the land use rights of the property, comprising a site area of 16,454.60 sq.m. have been granted to Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) for respective terms due to expire on 30th November, 2047 for "Commercial/Office" use and on 30th November, 2067 for "Residential" use.

2. According to Contract for Grant of State-owned Land Use Rights (國有土地使用權出讓合同書) No. (1997) 52 entered into between Zhuhai Land Administrative Bureau ("Party A") and Zhuhai Shining Metals Group, Inc. (珠海鑫光集團股份有限公司) ("Party B") on 19th November, 1997, Party A agreed to grant to Party B the land use rights of a piece of land situated on the west side of Haijing Road in Jida on the salient conditions cited, inter alia, as follows:

(i)	Site Area	:	16,454.60 sq.m.
(ii)	Usage	:	Commercial/Residential
(iii)	Plot Ratio	:	1: 2.00

(iv)	Land Premium	:	RMB46,566,518 (being RMB2,000 per sq.m. of site area for commercial use and RMB1,350 per sq.m. of site area for residential/ office use; based on a plot ratio of 1:2.00 and 10% for commercial use and 90% for residential use).
(v)	Land Use Term	:	50 years from 30th November, 1997 to 30th November, 2047.

3. According to Planning Permit for Construction Works (建設工程規劃許可証) No. (99) 308 issued by Zhuhai Planning and Land Administrative Bureau on 8th September, 1999, the developer of the property is Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) and the development scale of the property is permitted to comprise commercial/residential/office project with a total construction area of 84,990 sq.m., being a 27-storey commercial/residential building with a gross floor area of 57,928 sq.m. and a 24-storey office building with a gross floor area of 27,062 sq.m., including basement areas of 10,672 sq.m. and 6,681 sq.m. below commercial/ residential towers and office tower respectively.

4. As per information provided by the Company, the development details of the project are summarised as follows:

a.	Existing stage of development	:	This site formation, foundation and basement works have been completed.
b.	Estimated completion date	:	The building is expected to be completed in about end of 2005.
c.	Estimated cost of carrying out/completing the development	:	The total construction cost of the project estimated is approximately RMB220,000,000 out of which an amount approximate to RMB70,000,000 has been expended up to the date of valuation.
d.	Estimated capital value after completion:	:	The capital value of the project upon completion is estimated to be RMB517,000,000.

5. According to the Equity Joint Venture Contract entered into between Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) ("Party A") which has no other relation with the Group other than this Joint Venture agreement and ONFEM Company Limited (東方有色有限公司) ("Party B") on 27th May, 1999, the parties have agreed to incorporate an equity joint venture company. The salient terms and conditions stipulated in the said contract are cited, inter alia, as follows:

(i)	Name of the Company	:	珠海東方海天置業有限公司 (Zhuhai (Oriental) Blue Horrison Properties Co. Ltd.)
(ii)	Period of Operation	:	8 years from the date of issue of the business license
(iii)	Total Investment Amount	:	RMB110,000,000
(iv)	Registered Capital	:	RMB44,000,000
(v)	Party A's Contribution	:	RMB8,800,000 in cash, accounting for 20% of the registered capital
(vi)	Party B's Contribution	:	RMB35,200,000 in cash, accounting for 80% of the registered capital
(vii)	Profit/Loss Sharing	:	20% and 80% for Party A and Party B respectively

6. According to Business Licence No. 004080, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has been incorporated as an equity joint venture enterprise (Hong Kong capital) with a registered capital of RMB44,000,000 and an operation period from 9th June, 1999 to 9th June, 2007.

7. According to the legal opinion on the title to the property issued by the Group's PRC legal adviser, Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) has obtained the land use rights of the property according to the law and has the right to occupy, use, transfer, let and mortgage the property. In addition, the property is free from any mortgage or encumbrance.

8. Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is a 80% owned subsidiary of the Company.

9. Based on the information provided by the Group, we have prepared our valuation on the following assumptions:

   (i) Zhuhai (Oriental) Blue Horrison Properties Co. Ltd. (珠海東方海天置業有限公司) is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use right at no extra land premium or other onerous payment payable to the government;

   (ii) the land premium and other costs of ancillary utilities services have been settled in full;

   (iii) the design and construction of the proposed development are in compliance with the relevant planning regulations and have been approved by the relevant authorities; and

   (iv) the property may be disposed of freely to both local and overseas purchasers.

10. Based on the information provided by the Group, the status of title and grant of major approvals in respect of the property are as follows:

Certificate for the Use of State-owned Land	N/A
Approval Letter for Construction Land	Yes
Contract for Grant of State-owned Land Use Rights	Yes
Red-line Plan	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Domestic and Overseas Sales	N/A
Permit for Pre-sale	N/A
Building Ownership Certificate/Real Estate Title Certificate	Yes
Business Licence	Yes

11. As advised by the Group, if the property were to be sold at the amount we valued above as at the date of valuation, the potential tax liability would amount to approximately HK$14,200,000.

Group 5 — Property interests leased by the Group in Hong Kong

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
11.	18th Floor of China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong	The property comprises an office unit on the 18th level of a 20-storey office building erected over a 6-storey commercial podium completed in 1991. The property has a gross floor area of approximately 538.2 sq.m. (5,793 sq.ft.).	The property is occupied by the Group as an office. The property is rented by the Group for a lease term of one year from 1st June, 2003 to 31st May, 2004 at a monthly rent of HK$81,102 exclusive of rates, service, management and air conditioning charges.	No commercial value

Note:

1. According to the Tenancy Agreement, the tenant of the property is Brena Company Limited (爭輝有限公司), a wholly-owned subsidiary of the Company and the landlord of the property is Texion Development Limited (企元國際有限公司), a wholly-owned subsidiary of Minmetals HK. Since Minmetals HK is a connected person as defined in the Listing Rules of the Group, therefore the Tenancy Agreement is a connected transaction for the Company pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
12.	Unit No. 5 on 16th Floor of Star Centre, Nos. 443-451 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	The property comprises an office unit on the 16th level of a 30-storey industrial/office building erected over a 1-storey carpark completed in about 1984. The property has a gross floor area of approximately 273.7 sq.m. (2,946 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 1st January, 2003 to 31st December, 2004 at a monthly rent of HK$17,700, inclusive of management fee.	No commercial value
13.	Unit G on 27th Floor of Block 1 of Vigor Industrial Building, Nos. 49-53 Ta Chuen Ping Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit within a 32-storey industrial building erected over a 3-storey carpark completed in about 1982. The property has a gross floor area of approximately 278.7 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of one year from 1st November, 2002 to 31st October, 2003 at a monthly rent of HK$6,480, inclusive of rates but exclusive of management fee and other outgoings.	No commercial value
14.	Unit 5-9 and 18 on 13th Floor of Shatin Galleria, No. 18-24 Shan Mei Street, Fotan, New Territories, Hong Kong	The property comprises 4 adjoining office units on the 13th level of a 21-storey office building erected over a 4-storey carpark/commercial podium completed in 1990. The property has a gross floor area of approximately 441.1 sq.m. (4,748 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years and six months from 19th April, 2003 to 18th October, 2005 at a monthly rent of HK$37,984, inclusive of government rent but exclusive of rates, air-conditioning charges, management fees and other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
15.	Unit A on 4th Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a factory unit on the 4th level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987. The entire floor on the 4th Floor of the development has a total gross floor area of 1,440.9 sq.m. (15,510 sq.ft.). The property occupies approximately half of the floor area.	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 7th November, 2001 to 6th November, 2003 at a monthly rent of HK$34,000 inclusive of rates and management fee with an option to renew for a further term of two years at the then Prevailing Market Rent.	No commercial value
16.	Carpark No. L5 on 1st Floor of Phase 1 of Tai Sang Shatin Warehouse Centre, No. 6 Wong Chuk Yeung Street, Fotan, New Territories, Hong Kong	The property comprises a carpark space on the 1st level of a 13-storey warehouse building erected over a 1-storey carpark completed in 1987.	The property is occupied by the Group as a carpark. The property is currently licenced by the Group from an independent third party from 20th November, 2001 at a monthly licence fee of HK$3,000, inclusive of rates and management fee.	No commercial value
17.	Lot No. 1186 in Demarcation District No. 119, Pak Sha Tsuen, Yuen Long, New Territories, Hong Kong	The property comprises a 1-storey warehouse building completed in about 1980's. The property has a gross floor area of approximately 505 sq.m. (5,435 sq.ft.).	The property is occupied by the Group as a warehouse. The property is currently rented by the Group from an independent third party for a lease term of two years from 20th February, 2003 to 19th February, 2005 at a monthly rent of HK$10,000, inclusive of rates and government rent but exclusive of other outgoings.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
18.	Unit F on 15th Floor of Kingsford Industrial Building Phase 2, Nos. 26-32 Kwai Hei Street, Kwai Chung, New Territories, Hong Kong	The property comprises a factory unit on the 15th level of a 27-storey industrial building erected over a 2-storey carpark completed in 1979. The property has a gross floor area of approximately 380.7 sq.m. (4,098 sq.ft.).	The property is occupied by the Group as an office. The property is currently rented by the Group from an independent third party for a lease term of two years from 16th May, 2003 to 15th May, 2005 at a monthly rent of HK$14,000, inclusive of rates, government rent and management fee but exclusive of other outgoings.	No commercial value

Group 6 — Properties interests leased by the Group in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
19.	3rd Floor, No. 1 at Keng Kou Road Section, Shi Da Road, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises an office unit on the 3rd level of a 5-storey building completed in 2000. The property has a gross floor area of approximately 140 sq.m. (1,507 sq.ft.).	The property is occupied by the Group as office. The property is currently leased to the Group from an independent third party for a term of two years commencing from 1st October, 2001 at a monthly rental of RMB1,300.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
20.	Unit 30A on 3rd Floor of Block A14, Oriental New City, Liao Bu Town, Dongguan, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 7-storey domestic building completed in about 1996. The property has a gross floor area approximately 71 sq.m. (764 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of two years commencing from 1st May, 2002 to 1st May, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value
21.	Flat C on 6th Floor of Block 32, Xia Wei Yi Hao Yuan, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property comprises a domestic unit on the 6th level of a 7-storey building within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 80 sq.m. (861 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 25th March, 2003 to 24th March, 2004 at a monthly rental of RMB1,500 inclusive of management fee.	No commercial value
22.	Unit B of Block 15, Ji Zhou HaoYuan Bie Shu, Palace Garden, Palace Road, Zhang Mu Tou Town, Dongguan Guangdong Province, the PRC	The property is a 3-storey terraced type house within a large-scale residential development completed in about 2001. The property has a gross floor area of approximately 279 sq.m. (3,000 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 10th March, 2003 to 9th March, 2004 at a monthly rental of RMB4,500 inclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
23.	An office unit on 8th Floor, Jin Yuan Building, Haizhou Road, Zhuhai, Guangdong Province, the PRC	The subject property comprises one commercial unit on the 8th level of a 12-storey commercial building. The property has a gross area of approximately 400 sq.m. (4,306 sq.ft.) completed in about 1991.	The property is no longer occupied by the Group as office. The property is currently leased to the Group from a landlord, Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司), which has entered into a joint venture contract with ONFEM Company Limited (東方有色有限公司) for the incorporation of Zhuhai (Oriential) Blue Horrizon Properties Company Limited (珠海東方海天置業有限公司), a 80%-owned subsidiary of the Company (as mentioned in Property No. 10 above), for a term of three years commencing from 1st June, 2001 to 1st June, 2004 at a yearly rental of RMB200,000 exclusive of management fee.	No commercial value

Notes:

1. As advised by the Group, due to power interruption happened in Jin Yuan Building, the normal operation of the property in the building could not be performed. Therefore, the tenant Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) had moved out from the property since 7th March, 2003. However, according to the Group's PRC legal adviser, the Tenancy Agreement of the property is still valid.

2. Zhuhai Shining Metals Group Inc. (珠海鑫光集團股份有限公司) is a connected person of the Group as defined in the Listing Rules, therefore the Tenancy Agreement is a connected transaction for the Group pursuant to Rule 14.25(1) of the Listing Rules.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
24.	Flat H, J and K on 16th and 17th Floor, Jiu Chang Building, No. 8 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises three duplex office units on the 16th and 17th Floor of Jiu Chang Building completed in about 2000. The property has a gross floor area of approximately 550.31 sq.m. (5,924 sq.ft.).	The property is occupied by the Group as office. The property is leased to the Group from an independent third party for a term of 3 years commencing from 1st May, 2003 to 30th April, 2006 at a monthly rental of RMB8,800 exclusive of management fee.	No commercial value
25.	Flat B on 12th Floor of Block 52, Yuan Lien Hua Yuan, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 12th level of a 18-storey building within a residential development completed in about 1993. The property has a gross floor area approximately 70 sq.m. (753 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 18th November, 2002 to 18th November, 2003 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
26.	Flat C on 20th Floor, Block 2, Yong He Hua Yuan, No. 6 Haizhou Road, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 20th level of a 23-storey domestic building completed in about 1999. The property has a gross floor area of approximately 126.58 sq. m. (1,363 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st August, 2003 to 30th January, 2004 at a monthly rental of RMB1,700 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
27.	Flat A on 8th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 8th level of a 18-storey domestic building completed in about 1997. The property has a gross floor area of approximately 98.18 sq.m. (1,057 sq.ft.).	The property is occupied by the Group as staff quarters and staff canteen. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st July, 2003 to 30th June, 2004 at a monthly rental of RMB1,800 exclusive of management fee.	No commercial value
28.	Flat A on 7th Floor, Block A of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 7th level of a 7-storey domestic building completed in about 1995. The property has a gross floor area of approximately 102.95 sq.m. (1,108 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 1st August, 2003 to 1st August, 2004 at a monthly rental of RMB2,000 exclusive of management fee.	No commercial value
29.	Flat D on 4th Floor, Block B of Yun Tao Court, No. 1110 Jiuzhou Road East, Jida District, Zhuhai, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 19-storey domestic building completed in about 1997. The property has a gross floor area of approximately 116.04 sq.m. (1,249 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 5th September, 2003 to 5th March, 2004 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
30.	Flat 304 on 4th Floor of Block 9, Ya Yuan Court, Arcadia Villas, Nan Ten Road, Zhongshan Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of an 8-storey building within the residential development completed in about 1999. The property has a gross floor area of approximately 85.32 sq.m. (918 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 23rd April, 2003 to 22nd October, 2003 at a monthly rental of RMB2,200 exclusive of management fee.	No commercial value
31.	Flat B on 10th Floor, Western Mansion, Chunfeng Road, Luo Hu District, Shenzhen, Guangdong Province, the PRC	The property comprises a domestic unit on the 10th level of a 30-storey composite building completed in about 2002. The property has a gross floor area of approximately 89.19 sq.m. (960 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 15th March, 2003 to 15th March, 2004 at a monthly rental of RMB3,000 inclusive of management fee.	No commercial value
32.	Flat G on 4th Floor of Block 3, Cloudsville, No. 2033 Chunfeng Road, Shenzhen Guangdong Province, the PRC	Cloudsville is a residential/ commercial development comprising three residential towers over a 3-storey commercial podium completed in about 2002. The property has a saleable floor area of approximately 121.92 sq.m. (1,312 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party commencing from 1st May, 2003 to 30th April, 2004 at a monthly rental of RMB4,000 exclusive of management fee.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
33.	Flat 1 on 3rd Floor, Block 304 of District No. 3 Donghu HuaYuan, Donghu Zhong Road, Huizhou, Guangdong Province, the PRC	The property comprises a domestic unit on the 3rd level of a 15-storey domestic building completed in about 2001. The property has a gross floor area of approximately 100.27 sq.m. (1,079 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party for a term of 1 year commencing from 24th March, 2003 to 23rd March, 2004 at a monthly rental of RMB1,600 exclusive of management fee.	No commercial value
34.	Flat 402 on 4th Floor, Jun Jing Ju Block 1 of Cheng Shi Garden, Off Shi Lian Road West, Panyu, Guangdong Province, the PRC	The property comprises a domestic unit on the 4th level of a 5-storey domestic building within a residential development completed in about 1998. The property has a gross floor area of approximately 63 sq.m. (678 sq.ft.).	The property is occupied by the Group as staff quarters. The property is leased to the Group from an independent third party at a monthly rental of RMB800 exclusive of management fee on monthly basis.	No commercial value

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
35.	No. 1 Xin Huan Zhong Road, Si Ji Town, Panyu, Guangdong Province, the PRC	The property comprises a land parcel with a site area of approximately 6,032 sq.m. (64,928 sq.ft.) upon which are erected a single-storey factory/warehouse building of metal roof covering, a two-storey office block, a 3-storey dormitory block, a gas storage house, a guard house and a transformer/ generator set room of reinforced concrete constructions completed in about 1990's.	The property is owner-occupied by the Group for production, office and dormitory purposes. The property is leased to the Group from an independent third party for a term of 15 years commencing from 16th May, 1999 to 15th May, 2014 at an initial rent (see note below) subject to increase of 8% for every two years.	No commercial value

Note:

According to the tenancy agreement of the property, the following information regarding the rental computation is noted:

Construction	Gross Floor Area *(sq.m.)*	Initial monthly rental payment at RMB per sq.m.
Reinforced concrete structures (incl. office block, dormitory block, gas storage, guard house and transformer/generator set room.)	1,547.74	10 (including the supplementary food payment for villagers', deprecation cost and rent.)
Factory of metal roof covering	2,400.0	8 (including the supplementary food payment for villagers', factory deprecation cost and rent.)
Open space	3,232.09	1.8 (including the supplementary food payment for villagers' and rent.)

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
36.	Room 219 on Level 2 of En Fei Building, Block B, No. 12 Fu Xian Road, Hai Dian District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in mid 1990. The property has a gross floor area of approximately 66 sq.m. (710 sq.ft.).	The property is occupied by the Group as office. The property is currently leased by the Group from an independent third party for a lease term of 1 year from 1st March, 2003 to 28th February, 2004 at a yearly rental of RMB80,000 inclusive of management charge, heating charge, air-conditioning charge and water charge.	No commercial value
37.	Room 206 on Level 2 of Block 1 in No. 100 Yan Yue Hu Tong, Dong Shi Nan Da Street, Dong Cheng District, Beijing, the PRC	The property comprises an office unit on the 2nd level of a 3-storey office building completed in the 1950's. The property has a gross floor area of approximately 39 sq.m. (420 sq.ft.).	The property is occupied by the Group as office. The property was leased by the Group from an independent third party for a lease term of 1 year from 20th December, 2002 to 19th December, 2003 at a monthly rent of RMB2,500 inclusive of management charge.	No commercial value

Note:

During our inspection, we were advised that the lease of the property had been terminated on 15th September, 2003. However, we have not been shown any written evidence showing the early termination of the lease. We therefore assume that the lease is still in force.

No.	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at 30th September, 2003
38.	Room 402, 4th Floor, No. 5 Lane 91, Jian Guo Road West, Ruijin Garden, Luwan District, Shanghai, the PRC	The property comprises an office unit on the 4th level of a 20-storey office building plus a basement carpark completed in about 1997. The property has a gross floor area of approximately 123.84 sq.m. (1,333 sq.ft.).	The property is currently occupied by the Group as office. The property is currently rented by the Group from an independent third party for a lease term of 1 year from 21st August, 2003 to 20th August, 2004 at a monthly rent of RMB6,780.24 exclusive of management charge.	No commercial value

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Code for the purpose of giving information with regard to the Group and the Offer.

The directors of Minmetals HK jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka, the Offer, the S&P Agreement, the transactions involving OMCL, the purchase of OS/OP Debt and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The directors of June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document relating to June Glory, the Offer, the S&P Agreement and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading.

The Directors (other than Mr. Li Shiming whom the Company has been unable to contact as at the Latest Practicable Date) jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG and Haka (in relation to their involvement in the S&P Agreement and in the transactions involving OMCL), the S&P Agreement, the Offer, the transactions involving OMCL, the purchase of OS/OP Debt, June Glory and BNP Paribas Peregrine) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement herein misleading. The issue of this document has been approved by the Board.

2. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last trading day of each of the six calendar months immediately preceding the date of the Announcement; (ii) 13th October, 2003, being the first trading day immediately following the release of an announcement in relation to past and on-going connected transactions of the Group; (iii) 14th October, 2003, being the last trading day immediately prior to the date of the Announcement; and (iv) the Latest Practicable Date.

Date	Share price *HK$*
30th April, 2003	0.305
30th May, 2003	0.385
30th June, 2003	0.365
14th July, 2003	0.415
29th August, 2003	0.405
1st September, 2003	0.405
13th October, 2003 *(Note)*	0.430
14th October, 2003	0.420
Latest Practicable Date	0.500

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period commencing six months prior to last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date were HK$0.500 on 17th October, 2003 and the Latest Practicable Date and HK$0.29 on 9th May, 2003 respectively.

Note: Trading in the Shares has been suspended since 9:30 a.m. on Tuesday, 2nd September, 2003 pending the then release of an announcement dated 11th September, 2003 in relation to the debt restructuring proposals of Condo Curtain Wall Company Limited and Condo Engineering (China) Limited respectively, each of which is a non wholly-owned subsidiary of the Company and has since been faced with a winding-up order made by the Court on 8th September, 2003. The Stock Exchange subsequently required that the suspension in trading be continued pending the release of an announcement in relation to the past and on-going connected transactions of the Group. Trading in the Shares was resumed from 9:30 a.m. on 13th October, 2003.

3. DISCLOSURE OF INTERESTS

(a) Interests in the Company

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the Shares and underlying Shares or any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code

for Securities Transactions by Directors of Listed Companies, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Interests in Shares

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their Associates had any personal, family, corporate or other interests or short positions in the Shares, underlying Shares or debentures and securities of the Company or any of its associated corporations (within the meaning of the SFO).

(b) Other interests in the Company and dealings in securities of the Company

(i) June Glory owns 416,009,928 Shares. Other than that, neither June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them owned or controlled any Shares as at the Latest Practicable Date. Save for the Shares acquired under the S&P Agreement, none of June Glory, Minmetals HK, China Minmetals and the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor parties acting in concert with any one of them had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) As at the Latest Practicable Date, no subsidiary or associated company of the Company nor any pension fund of the Group had any interests in the Shares and none of the subsidiary or associated company of the Company nor any pension fund of the Company or any of its subsidiaries, had dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(iii) As at the Latest Practicable Date, no fund manager connected with the Company had managed any Shares on a discretionary basis.

(iv) Neither BNP Paribas Peregrine, Access Capital, Dudley Surveyors Limited, Centurion nor any advisers to the Company as specified in class (2) of the definition of associate under the Code had any interests in the Shares, options, warrants, derivatives or securities convertible into Shares as at the

Latest Practicable Date and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(v) None of the Company, its subsidiaries, associated companies nor any of their Directors had dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vi) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with the Company or with any persons acting in concert with it or with any person who is an associate of the Company by virtue of classes as (1), (2), (3) and (4) of the definition of associate in the Code had any interests in the securities of the Company and none of them has dealt for value in the securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(vii) As at the Latest Practicable Date, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK and China Minmetals or with any persons acting in concert with them had any interests in any securities of the Company nor dealt for value in any securities of the Company during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(viii) As at the Latest Practicable Date, no persons had any arrangement of the kind referred to in Note 8 to Rule 22 of the Code with June Glory, Minmetals HK, China Minmetals, the respective directors of June Glory and Minmetals HK and the legal representative of China Minmetals nor any party acting in concert with any of them.

(c) Interests in June Glory

(i) None of the Company, its subsidiaries, the Directors or their respective Associates had any interests in the shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

(ii) No subsidiary or associated company of the Company, or any pension fund of the Group, owned or controlled any shares of June Glory as at the Latest Practicable Date and none of them had dealt for value in any shares of June Glory during the period commencing six months prior to the last trading day prior to the date of the Announcement and up to and including the Latest Practicable Date.

4. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests in the Shares which are required to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Name of Shareholder	*Note*	Number of Shares held	Percentage of total issued Shares
June Glory		416,009,928	53.87%
Minmetals HK	*1*	416,009,928	53.87%
China Minmetals	*1*	416,009,928	53.87%

Note:

1. By virtue of the SFO, these companies are deemed to be interested in the 416,009,928 Shares held by June Glory without taking into account the remaining Shares which June Glory may acquire pursuant to the Offer.

Save as disclosed herein, the Directors are not aware of any person who was, directly or indirectly, interested or had short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company or any options in respect of such capital as at the Latest Practicable Date.

5. QUALIFICATIONS

The followings are the qualifications of the experts who have given an opinion or advice which is contained or referred to in this document:

Name	Qualification
BNP Paribas Peregrine	Deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Access Capital	Deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Dudley Surveyors Limited	Property valuer

6. CONSENTS

The persons referred to in the section headed "Qualifications" above and Centurion have given and have not withdrawn their written consents to the issue of this document, with the inclusion herein of their letters and/or references to their respective names, in the form and context in which they appear.

7. LITIGATION

(a) On 13th March, 2003, the Company commenced legal proceedings in Hong Kong against Mr. Yu Lap On, Stephen, Mr. Ng Tze Kwan and Mr. Cheung Sui Keung, as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively). The claims are based on counter-indemnities executed by the defendants in favour of the Company. The principal amount claimed in the action is about HK$16.4 million approximately together with interest and costs against each defendant.

On 8th April, 2003 and 16th June, 2003, the Company obtained judgment against Mr. Ng Tze Kwan and Spirit Sunshine Inc. The Company has also applied for summary judgment against the other defendants and the application will be heard by the Court on 7th November, 2003.

(b) On 12th March, 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng; (ii) its former financial controller, Mr. Ip Shu Wah, Reginald; (iii) Jointstock Investments Limited; (iv) ICEA Financial Services Limited; and (v) Gold Light Development Limited. The Company's claims are for the sum of HK$20 million approximately in connection with or arising out of the Company's purported participation in a purported HK$20 million loan from Jointstock Investments Limited to ICEA Financial Services Limited.

The defendants (except Gold Light Development Limited) have instructed legal advisers to defend the claims. An order has been made by the Court to stay the legal action against Mr. Cui Guisheng, pending the determination of criminal proceedings against him in relation to certain transactions involved in the action. The proceedings of the Company against the other defendants are ongoing but no date has been fixed yet for the trial.

Further details of the transactions have been announced by the Company in its announcements dated 1st February, 2002, 4th February, 2002 and 8th July, 2002.

Save as disclosed above, as at the Latest Practicable Date, none of the Company or any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against either the Company or any of its subsidiaries.

8. MATERIAL CONTRACTS

As at the Latest Practicable Date, there was no contract (not being contracts entered into in the ordinary course of business) entered into by members of the Group after the date two years immediately preceding the commencement of the Offer up to and including the Latest Practicable Date are or may be material.

9. SERVICE AGREEMENTS

There is no existing or proposed service contract between any of the Directors or proposed Directors and the Company or any of its subsidiaries or associated companies, other than contracts expiring or determinable by the employer within one year without payment of compensation and not amended within 6 months immediately prior to the date of the Announcement (other than by statutory compensation).

10. GENERAL

(a) The head office and principal place of business of the Company in Hong Kong is at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal share registrar and transfer office of the Company in Bermuda is Butterfield Fund Services (Bermuda) Limited. The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The company secretary of the Company is Ms. Siu Tin Ho. She is an associate member of The Hong Kong Institute of Company Secretaries.

(d) The registered address of June Glory is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The registered address of China Minmetals is at No. 5,

Sanlihe Road, Haidian District, Beijing, PRC. The principal place of business of June Glory and Minmetals HK is at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The principal place of business of China Minmetals is at No. 5, Sanlihe Road, Haidian District, Beijing, PRC.

(e) The registered office of BNP Paribas Peregrine is at 36th Floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong.

(f) The registered office of Access Capital is at 3rd Floor, No. 8 Queen's Road Central, Hong Kong.

(g) June Glory does not have any intention to transfer any Shares acquired pursuant to the Offer to any other person other than pursuant to any placing arrangements required to maintain the minimum public float of the Company as required under the Listing Rules.

(h) No benefit (other than statutory compensation) had been or is proposed to be given to any Director as compensation for loss of office or otherwise in connection with the Offer as at the Latest Practicable Date.

(i) There was no agreement, arrangement or understanding (including any compensation arrangement) between June Glory or any person acting in concert with it and any of the Directors, recent Directors, Shareholders or recent Shareholders having any connection with or dependent upon the Offer as at the Latest Practicable Date.

(j) There was no agreement or arrangement between any of the Directors and any other person which was conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer as at the Latest Practicable Date.

(k) There was no person who has irrevocably committed to accept or reject the Offer as at the Latest Practicable Date.

(l) There was no material contract to which June Glory was a party in which any Director had a material personal interest as at the Latest Practicable Date.

(m) The English text of this document shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, up to and including the date the Offer closes:

(a) the S&P Agreement;

(b) the memorandum of association and the bye-laws of the Company and the memorandum and articles of association of June Glory;

(c) the annual reports of the Company for the year ended 31st December, 2001 and the year ended 31st December, 2002 and the interim report of the Company for the six months ended 30th June, 2003;

(d) the letter from the Independent Board Committee, the text of which is set out in this document;

(e) the letter from BNP Paribas Peregrine, the text of which is set out in this document;

(f) the letter from Access Capital, the text of which is set out in this document;

(g) the letter, summary of values and valuation certificate from Dudley Surveyors Limited, the text of which is set out in this document; and

(h) the written consents referred to under the section headed "Consents" in this Appendix.

重要文件

閣下對本文件或要約(定義見本文件)任何內容**如有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本文件及隨附之表格送交買主或承讓人、或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

中國五礦香港控股有限公司

(於香港註冊成立之有限公司)

ONFEM Holdings Limited

東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

June Glory International Limited

(於英屬處女群島註冊成立之有限公司)

由法國巴黎百富勤融資有限公司
代表June Glory International Limited就所有已發行股份
(June Glory International Limited或其一致行動人士
經已擁有或經已同意收購之股份除外)
提出強制性無條件現金要約

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

中國五礦香港控股有限公司

及June Glory International Limited之財務顧問

法國巴黎百富勤融資有限公司

獨立董事委員會之獨立財務顧問

卓怡融資有限公司

ACCESS CAPITAL

一份由法國巴黎百富勤融資有限公司發出，並載有(其中包括)要約條款詳情之函件載於本文件第14至第21頁。

一份由獨立董事委員會(定義見本文件)發出，並載有其向獨立股東(定義見本文件)所提供有關要約建議之函件載於本文件第22至第23頁。一份由卓怡融資有限公司發出，並載有其向獨立董事委員會所提供有關要約意見之函件載於本文件第24至第46頁。

要約之接納及交收程序載於本文件附錄一第47至第55頁，以及隨附之接納及轉讓表格內。要約接納書必須交回股份過戶登記處(定義見本文件)，地址為香港皇后大道東183號合和中心19樓1901-1905室，惟不得遲於二零零三年十一月二十六日星期三下午四時正，或June Glory International Limited可能公佈而符合公司收購、合併守則(定義見本文件)之較後時間及／或日期。

* *僅供識別*

二零零三年十一月五日

目錄

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，被視為根據證券及期貨條例獲准經營第一類受規管活動(證券交易)、第四類受規管活動(就證券提供意見)、第六類受規管活動(就機構融資提供意見)及第九類受規管活動(資產管理)，亦為獨立董事委員會之獨立財務顧問
「公佈」	指	日期為二零零三年十月十六日由公司、香港五礦及June Glory就買賣協議及要約所刊發之聯合公佈
「聯繫人」	指	上市規則所定義者
「銀行債務」	指	東方鑫源欠若干銀行之所有債務(包括所有本金額及利息)，於二零零一年十二月三十一日之本金額及資本化利息為374,195,021.84港元(根據東方鑫源之紀錄，於二零零三年九月三日為417,797,697.13港元)
「法國巴黎百富勤」	指	法國巴黎百富勤融資有限公司，被視為根據證券及期貨條例獲准經營第一類受規管活動(證券交易)及第六類受規管活動(就機構融資提供意見)，亦為香港五礦及June Glory之財務顧問
「董事會」	指	公司董事會
「盛百利」	指	盛百利財務顧問有限公司，被視為根據證券及期貨條例獲准經營第一類受規管活動(證券交易)、第四類受規管活動(就證券提供意見)、第六類受規管活動(就機構融資提供意見)及第九類受規管活動(資產管理)，亦為公司之財務顧問
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統

「中國五礦」	指	中國五金礦產進出口總公司，一間中國國有企業，由國務院國有資產監督管理委員會所管理，亦為香港五礦及June Glory之控股公司
「結束日期」	指	二零零三年十一月二十六日星期三，或倘要約延長，則為根據公司收購、合併守則延長之要約結束日期
「有色財務債務」	指	東方鑫源欠中國有色金屬(香港)財務有限公司(清盤中)之所有系內公司間債務(包括所有本金額及利息)，於二零零三年九月三日之本金額及應計利息為40,233,084.81港元
「有色金屬集團」	指	中國有色金屬(香港)集團有限公司(清盤中)，在緊貼買賣協議完成前為公司之控股股東，由其聯席及個別清盤人(蔣宗森先生及李約翰先生)作為代表
「有色金屬集團債務」	指	東方鑫源欠有色金屬集團之所有系內公司間債務(均不計息)，於二零零三年九月三日之本金額為4,929,921.56港元
「公司收購、合併守則」	指	香港公司收購、合併守則
「公司條例」	指	香港法例第32章公司條例
「公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	於二零零三年十月十五日訂立之買賣協議完成
「法院」	指	香港高等法院

「董事」	指	公司董事
「除外國家」	指	其法例禁止向有關股東提呈要約之任何司法權區，或要求公司遵守額外規定之其他司法權區，而該等規定經考慮有關司法權區涉及之股東數目及彼等於公司之持股量後，董事認為(惟須事先取得執行人員同意)有關規定對公司過份嚴苛或繁重者
「除外股東」	指	任何海外股東於提交有關要約之接納書時或於提交有關要約之接納書之最後限期時，其於公司股東名冊內所示之地址乃位於除外國家
「執行人員」	指	證監會企業融資部之執行董事或其任何代理人
「接納表格」	指	隨附本文件有關要約之接納及轉讓表格
「集團」	指	公司及其附屬公司
「Haka」	指	Haka International Limited，其為有色金屬集團之全資附屬公司
「香港公認會計原則」	指	香港之公認會計原則
「香港結算」	指	香港中央結算有限公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員包括馬紹援先生、譚惠珠女士及林濬先生，其均為獨立非執行董事，並獲委任就要約向獨立股東提供意見

「獨立股東」	指	除June Glory、其聯繫人及彼等任何一致行動人士以外之股東
「June Glory」	指	June Glory International Limited，一間於英屬處女群島註冊成立之有限公司，亦為香港五礦之全資附屬公司
「最後可行日期」	指	二零零三年十一月三日，本文件付印前確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，一間於香港註冊成立之有限公司，亦為中國五礦之全資附屬公司
「要約」	指	由法國巴黎百富勤代表June Glory就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)提出之強制性無條件現金要約，有關詳情載於本文件
「東方鑫源」	指	東方鑫源集團有限公司，一間於香港註冊成立之有限公司，其股份在聯交所上市
「東方船務／東方鑫源物業債務」	指	東方船務運輸有限公司及東方鑫源物業開發有限公司各自欠有色金屬集團之債務，共約為1.249億港元
「中國」	指	中華人民共和國(就本文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣)
「股份過戶登記處」	指	公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室

「買賣協議」	指	日期為二零零三年十月十五日由June Glory、有色金屬集團及其聯席及個別清盤人(蔣宗森先生及李約翰先生)簽訂有關June Glory向有色金屬集團收購416,009,928股股份之無條件買賣協議
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元,香港不時流通之法定貨幣
「人民幣」	指	人民幣,中國不時流通之法定貨幣
「美元」	指	美元,美利堅合眾國不時流通之法定貨幣

附註: 就本文件而言,除非特別指明,所有貨幣兑換均採用7.80港元兑1.00美元及1.00港元兑1.06元人民幣之滙率計算(如適用)。這一安排僅用於表述之目的,且並不代表任何金額之港元、人民幣或美元已經依照或可以依照上述滙率或其他滙率來兑換。

寄發本文件 .... 二零零三年十一月五日星期三

要約結束日期 .... 二零零三年十一月二十六日星期三

接納要約之最後期限 *(附註1)* .... 二零零三年十一月二十六日星期三
下午四時正

於報章公佈有關要約之結果 .... 二零零三年十一月二十七日星期四

就根據要約所接獲有效接納書
而寄發付款支票之最後日期 *(附註2)* .... 二零零三年十二月五日星期五

附註：

1. 要約將維持公開接受直至二零零三年十一月二十六日下午四時正為止。June Glory將於二零零三年十一月二十六日下午七時正前在聯交所網站刊登公佈，列明要約是否已獲修訂、延長或已屆滿。June Glory現無意修訂或延長要約至該日期後，惟會保留此項權利。

2. 有關有效接納書之付款支票將於由根據要約接獲所有相關文件致使接納及轉讓申請完成及有效當日起計10日內，以平郵方式寄發予相關獨立股東。要約一經接納即不可撤銷及撤回，公司收購、合併守則所容許者除外。

ONFEM Holdings Limited
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

執行董事：
高德柱先生 *(主席)*
王幸東先生 *(董事總經理)*
閻西川先生 *(董事副總經理)*
李世銘先生 * *(董事副總經理)*
何小麗小姐

獨立非執行董事：
林濬先生
馬紹援先生
譚惠珠女士

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

* *暫時停職*

敬啟者：

由法國巴黎百富勤
代表JUNE GLORY就所有已發行股份
(JUNE GLORY或其一致行動人士
經已擁有或經已同意收購之股份除外)
提出強制性無條件現金要約

緒言

於二零零三年十月十五日，香港五礦之全資附屬公司June Glory與有色金屬集團就June Glory按每股股份0.38港元之價格向有色金屬集團及Haka收購416,009,928股股份(佔公司已發行股本約53.9%)之事宜簽訂了買賣協議。此次收購之代價約為1.581億港元，由June Glory以現金支付。買賣協議於二零零三年十月十五日簽署後即告完成。June Glory及其一致行動人士現合共擁有416,009,928股股份，佔公司已發行股本約53.9%。

* *僅供識別*

根據公司收購、合併守則26.1規則規定，June Glory須就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)提出強制性無條件公開要約。法國巴黎百富勤則代表June Glory提出要約。

本文件旨在向　閣下提供(其中包括)有關要約之資料。要約之主要條款載於本函件、本文件第14至第21頁之法國巴黎百富勤函件、本文件附錄一及隨附之接納表格內。

董事會由八名董事組成，其中五名為執行董事，另外三名為獨立非執行董事。根據公司收購、合併守則2.1規則，由獨立非執行董事馬紹援先生、譚惠珠女士及林濬先生組成之獨立董事委員會已組成，以向獨立股東提供與要約有關之建議。概無其他董事就向獨立股東提供建議而言而被視為獨立。高德柱先生為有色金屬集團(公司於緊貼買賣協議完成前之控股股東)之控股股東國家有色金屬工業局(已於二零零一年二月十九日頒佈被撤銷)之僱員，因此，由彼擔任獨立董事委員會成員，並就要約向獨立股東提供意見並不恰當。公司之執行董事王幸東先生為香港五礦之執行董事(任期至二零零三年五月二十九日止，已於其後辭任)，就要約而言，並不視為獨立人士。李世銘先生(亦為有色金屬集團及國家有色金屬工業局控制之若干公司之董事)已被暫停職務，由彼擔任獨立董事委員會成員，並就要約向獨立股東提供意見並不恰當。閻西川先生及何小麗小姐均為受薪執行董事，就要約而言，並不視為獨立人士。

載有其就要約向獨立股東提供建議之獨立董事委員會函件載於本文件第22至第23頁，而載有其就有關要約向獨立董事委員會提供意見及建議之卓怡融資函件則載於本文件第24至第46頁。

要約

根據公司收購、合併守則26.1規則，法國巴黎百富勤現正代表June Glory根據本文件所載條款及隨附之接納表格，就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)，按下列基準，提出強制性無條件現金要約：

每股股份 **現金0.38港元**

要約乃無條件。

要約之進一步條款，包括接納之程序，載於本文件第14至第21頁之法國巴黎百富勤函件、本文件附錄一及隨附之接納表格。

董事接納或拒絕有關彼等實益持股量要約之意向

持有20,000股股份(佔公司已發行股本約0.0026%)之執行董事何小麗小姐，已表明其將不會接納有關其股份權益之要約。

集團資料

業務

公司乃在百慕達註冊成立之有限公司，其股份自一九九一年起在聯交所上市。集團之主營業務包括：(1)專業建築承包，包括：玻璃幕牆工程，機電工程及環保項目；(2)房地產發展及租賃；及(3)生產及銷售工業油脂產品、門類及木材產品。

財務資料

下表載列集團截至二零零二年十二月三十一日止三個年度之經審核綜合業績及集團截至二零零三年六月三十日止六個月之未經審核綜合業績之概要：

	截至十二月三十一日止年度			(未經審核) 截至二零零三年六月三十日止六個月
	二零零零年	二零零一年	二零零二年	
	千港元	*千港元*	*千港元*	*千港元*
營業額	470,641	315,580	332,168	92,408
純利／(淨虧損)	11,525	(373,734)	(136,854)	(40,416)

於二零零二年十二月三十一日，集團之經審核綜合有形資產淨值約為4.991億港元。於二零零三年六月三十日，集團之未經審核綜合有形資產淨值約為4.700億港元。

股權結構

下表載列於買賣協議完成前之股權結構及現時之股權結構(並未計算June Glory根據要約擬收購之股份在內):

股東	買賣協議完成前		現時	
	股份數目	*%*	*股份數目*	*%*
June Glory	—	—	416,009,928	53.9
有色金屬集團及Haka	416,009,928	53.9	—	—
獨立股東	356,171,855	46.1	356,171,855	46.1
	772,181,783	100.0	772,181,783	100.0

若要約全部被接納,June Glory在要約完成後將會持有公司全數已發行股份。惟June Glory及董事有意保持公司在聯交所之上市地位(詳情請見下文「維持公司之上市地位」一節)。於最後可行日期,公司並無尚未行使之可換股份期權、認股權證、衍生工具或其他證券。

閣下務請留意載於本文件附錄二之集團財務資料,及載於本文件附錄四之附加資料。

集團意向

業務

香港五礦目前之意向為集團將繼續經營和進一步加強現有主營業務,尤其是專業建築承包業務、房地產發展及租賃業務,以及生產及銷售工業油脂產品、門類及木材產品。香港五礦之另一個意向為董事(包括將獲June Glory委派進入董事會的新董事)在要約完成後對集團之財務和經營狀況作進一步詳細分析,從而為集團制訂長期發展策略,並在有需要情況下實行適當的措施,以協助集團擴大其經營業務並拓展新的投資商機。目前香港五礦並未有計劃向集團注入其任何現有資產或業務。

閣下務請留意載於本文件第14至第21頁有關June Glory對集團之意向及香港五礦和June Glory之資料之法國巴黎百富勤函件。

董事及公司管理層

香港五礦有意提名兩名執行董事(即林錫忠先生及錢文超先生)加入董事會。香港五礦希望董事會所有現任執行董事及獨立非執行董事(除高德柱先生及李世銘先生將於要約結束後辭去董事職務外)均留任董事會。因此,董事會將由八名董事組成,其中包括三名獨立非執行董事及五名執行董事,其中兩名同時為香港五礦董事,而根據上市規則將會有足夠管理層在香港。根據公司收購、合併守則及上市規則,任何新董事的委任將於本文件寄發後方會生效。除了個別董事會有所變動(如上文所述)外,香港五礦並無意對集團現時的管理層或僱員作出重大變更。

閣下務請留意載於本文件第14至第21頁有關新董事資料之法國巴黎百富勤函件。

維持公司之上市地位

June Glory和董事(除將在要約結束後辭去董事職務的高德柱先生及李世銘先生外,但包括將獲委任入董事會的新董事)擬於要約結束後維持公司在聯交所之上市地位。June Glory和董事(除將在要約結束後辭去董事職務的高德柱先生及李世銘先生外,但包括將獲委任入董事會的新董事)已向聯交所承諾倘若要約結束後公眾人士持有之股份數目不足25%,將會採取適當之行動,以確保股份有足夠之公眾持股量。

聯交所表示會密切留意於聯交所進行之股份交易情況。聯交所同時表示,如要約結束後,公眾持有之股份比例不足已發行股份25%,或若聯交所認為股份交易存在或可能存在虛假市場或公眾持有之股份數量不足以維持有秩序之市場,則聯交所將會考慮行使其酌情權,暫停股份交易。

聯交所已表示如公司保持上市地位，聯交所將密切注視今後有關公司所有資產之收購和出售交易。公司收購或出售任何資產將會受上市規則的管制。根據上市規則，無論任何規模之建議交易，尤其當建議交易計劃背離公司主營業務之時，聯交所有酌情權要求公司發表公佈及／或向其股東寄發通函。此外，聯交所根據上市規則有權將一連串之公司資產收購及出售合併處理，上述收購及出售有可能使得公司被當作新上市申請人而須遵照上市規則所載有關新上市申請公司之規定。

接納要約之程序

閣下務請留意本文件附錄一及隨附之接納表格內所載之接納要約程序。

倘接納要約，股東須根據列印於隨附之接納表格之指示將其填妥，指示為要約條款及條件組成之一部分。

填妥之接納表格須連同不少於有關閣下有意接納要約之股份數目之相關股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)，**在接獲接納表格後於實際可行情況下儘快**以郵遞方式或親身**送達**股份過戶登記處**香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室，於信封面註明「June Glory要約」，惟於任何情況下不得遲於二零零三年十一月二十六日星期三下午四時正，或June Glory決定及公佈之其他較後結束日期。**

建議

公司已成立獨立董事委員會，成員包括馬紹援先生、譚惠珠女士及林濬先生，向獨立股東提供與要約有關之建議。卓怡融資已獲委任向獨立董事委員會提供與要約有關之意見。閣下務請留意載有就要約向獨立股東提供建議之獨立董事委員會函件。

附加資料

於二零零三年十月十五日，香港五礦一全資附屬公司Coppermine Resources Limited與若干銀行、有色金屬集團及有色金屬集團一全資附屬公司中國有色金屬(香港)財務有限公司(清盤中)簽署多項協議，收購東方鑫源分別欠以上各方的銀行債務、有色金屬集團債務及有色財務債務，及另簽署協議認購東方鑫源新股以取得東方鑫源控制性股權。於二零零三年十月十五日，香港五礦另一全資附屬公司China Expand Development Limited亦與有色金屬集團簽訂一份有關購入東方船務／東方鑫源物業債務之協議。上述交易之進一步詳情載於東方鑫源日期為二零零三年十月十六日之公佈及東方鑫源將行刊發之通函。

國家有色金屬工業局(中國國家經濟貿易委員會於二零零一年二月十九日宣佈將其解散)於解散前為有色金屬集團之最終控權股東及東方船務運輸有限公司及東方鑫源物業開發有限公司之控股公司。董事何小麗小姐亦為東方船務運輸有限公司之董事。除上文所披露者外，東方船務運輸有限公司及東方鑫源物業開發有限公司均與公司任何行政總裁或董事、有色金屬集團及彼等各自之附屬公司及其聯繫人概無關連。

一般事項

閣下務請留意載於本文件第14至第21頁之法國巴黎百富勤函件，其載有要約之詳情、June Glory之資料及June Glory對集團未來之意向。

閣下亦務請留意載於本文件第22至第23頁之獨立董事委員會函件及第24至第46頁載有其向獨立董事委員會就要約而提供意見之卓怡融資函件，及載於本文件附錄之附加資料。

此致

列位股東 台照

承董事會命
王幸東
董事總經理
謹啟

二零零三年十一月五日

BNP PARIBAS PEREGRINE

法
國
巴
黎
百
富
勤

敬啟者：

由法國巴黎百富勤
代表JUNE GLORY就所有已發行股份
(JUNE GLORY或其一致行動人士
經已擁有或經已同意收購之股份除外)
提出強制性無條件現金要約

緒言

按二零零三年十月十六日之公佈，香港五礦之全資附屬公司June Glory於二零零三年十月十五日與有色金屬集團就June Glory按每股股份0.38港元之價格向有色金屬集團及Haka收購416,009,928股股份(佔公司已發行股本約53.9%)之事宜簽訂了買賣協議。此次收購的代價約為1.581億港元，已由June Glory以現金支付。買賣協議於二零零三年十月十五日簽署後即告完成。買賣協議之條款乃按公平之基準磋商。

除了簽署買賣協議外，June Glory及其一致行動人士在公佈日期前的六個月期間均沒有持有或控制任何股份之權益或控制權，且並無進行任何股份交易。此外，除買賣協議外，June Glory及其一致行動人士並無擁有或控制任何股份或任何其他可換股份之證券，包括期權、認股權證、衍生工具，或其他股票相關證券或其控制權。買賣協議完成後，June Glory及其一致行動人士現合共持有416,009,928股股份，佔公司已發行股本約53.9%。

根據公司收購、合併守則26.1規則規定，法國巴黎百富勤現正代表June Glory就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)，提出強制性無條件現金要約。

本函件載有要約條款之詳情，連同有關June Glory之資料及其對集團未來之意向。要約受載於本文件附錄一及隨附之接納表格之條款所規限。

BNP PARIBAS Equities

法國巴黎百富勤融資有限公司
香港中環花園道3號亞太金融大廈36樓
電話：(852) 2825 1888　傳真：(852) 2845 5300

要約

根據公司收購、合併守則26.1規則規定，法國巴黎百富勤現正代表June Glory就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)，按下列基準提出強制性無條件現金要約：

每股股份 現金0.38港元

要約價格每股股份0.38港元，與買賣協議中每股股份收購價格相同。每股股份0.38港元的要約價格較股份於二零零三年十月十四日(即公佈日期前之最後一個交易日)在聯交所之收市價每股0.42港元折讓約9.5%，及較最後可行日期之收市價每股股份0.50港元折讓約24.0%。

總代價

目前，公司的已發行股份為772,181,783股。若要約獲全面接納，June Glory應付之總額將約為1.353億港元。以要約價每股股份0.38港元計算，代價對公司全部已發行股本之估值約為2.934億港元。

法國巴黎百富勤信納June Glory擁有充足資源，以應付全面接納要約。

無條件要約

要約為無條件的。

接納要約之後果

倘接納要約，股東將出售其持有的股份及其附帶的所有權利，包括其收取於二零零三年十月十五日(即買賣協議的完成日期)或之後所宣派、作出或支付之所有股息及分派之權利。

要約之接納為不可撤回及不可撤銷(公司收購、合併守則容許除外)。

June Glory無意行使強制性收購之權利，惟保留該項權利。

印花稅

賣方之從價印花稅乃按接納要約之應付金額每1,000港元須繳付1港元計算由接納要約之股東繳付，並將會從應付予該接納要約之股東之代價中扣除。June Glory將安排繳付有關買賣之印花稅。

香港五礦及JUNE GLORY之資料

June Glory是一間由香港五礦全資擁有的私人公司，而香港五礦是中國五礦的全資附屬機構。香港五礦在金屬貿易、房地產開發及金融投資方面具有逾二十年的經驗。

中國五礦為一家大型綜合企業集團，是中國其中一間最大的鋼鐵、有色金屬、礦產品進出口集團，擁有超過五十年的歷史。中國五礦擁有全球性的營銷網絡，包括在中國持有約一百六十家獨資或合資經營機構及海外約四十家分支機構之權益。中國五礦在中國多個領域有廣泛的投資，其附屬公司五礦發展股份有限公司在一九九七年於中國上海證券交易所掛牌上市，於二零零三年十月十四日市值已達約60.3億元人民幣(相等於約56.9億港元)。此外，中國五礦還持有江西銅業股份有限公司#、廈門鎢業股份有限公司、寧波聯合(集團)股份有限公司及深圳市特發信息股份有限公司等多家在中國上市的公司股份。截至二零零二年十二月三十一日止年度，中國五礦總收入約為68億美元(相等於約530億港元)。

江西銅業股份有限公司的H股在聯交所的主板上市

中國五礦之業務包括：

核心業務

- 鋼、鐵和金屬產品貿易；
- 有色金屬貿易(包括銅、鋁、鎢、銻及稀土)；及
- 礦產品及建築材料貿易(諸如焦炭、煤炭、鐵礦砂和耐火材料)。

非核心業務

- 保險；
- 證券及期貨；及
- 房地產開發和建築工程承包。

香港五礦在此次交易中為一獨立第三方，與有色金屬集團、公司或其任何附屬公司之行政總裁、董事或彼等之任何聯繫人概無關連。中國五礦業務與集團業務並無構成競爭。

June Glory之董事為林錫忠先生、梁青先生及錢文超先生。香港五礦之董事為林錫忠先生、梁青先生、錢文超先生、苗耕書先生及周恒斌先生。中國五礦之法人代表為苗耕書先生。中國五礦乃一國有企業，且並無設立董事會。

June Glory及其一致行動人士並無收到任何就接納要約的不可撤回承諾。

集團之意向

業務

香港五礦目前之意向為集團將繼續經營和進一步加強現有主營業務，尤其是專業建築承包業務、房地產發展及租賃業務，以及生產及銷售工業油脂產品、門類及木材產品。香港五礦之另一個意向為在要約完成後，董事(包括將獲June Glory委任的公司新董事)計劃對集團之財務和經營狀況作進一步詳細分析，從而為集團制訂長期發展策略，並在有需要情況下實行適當的措施，以擴大集團經營業務並拓展新的投資商機。目前香港五礦並未有計劃向集團注入其任何現有資產或業務。

董事及公司管理層

香港五礦有意提名兩名執行董事加入董事會(即林錫忠先生及錢文超先生)。香港五礦希望(除高德柱先生及李世銘先生將於要約結束後辭去董事職務外)董事會所有現任執行董事及獨立非執行董事均留任董事會。因此，董事會將由八名董事組成，其中包括三名獨立非執行董事及五名執行董事，其中兩名同時為香港五礦董事，而根據上市規則將會有足夠管理層在香港。根據公司收購、合併守則及上市規則，任何新董事的委任將於本文件寄發後方會生效。除了個別董事有所變動(如上文所述)外，香港五礦並無意對集團現時的管理層或僱員作出重大變更。

林錫忠先生及錢文超先生之簡歷如下：

林錫忠先生，現年58歲，現任香港五礦的副董事長兼總經理。彼為中國五礦副總裁及中國上海之金盛人壽保險有限公司之董事長。彼在一九七三年畢業於北京外語大學，取得文學士學位，在一九九五年至一九九八年期間任亞太經合組織工商諮詢委員會中國代表。一九九三年至二零零零年期間，彼曾任香港第一太平銀行副主席。林先生擁有超過三十年國際貿易、策略投資及金融管理經驗。

錢文超先生，現年38歲，現為香港五礦董事。彼畢業於北京工商大學，於一九八七年獲得經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾先後在中國五礦海外部及香港五礦負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。

股份交易及持有

緊隨買賣協議完成後及於最後可行日期，June Glory及其一致行動人士持有416,009,928股股份，佔公司現已發行股本約53.9%。

除上文所述者外，June Glory、建議之新董事及與任何彼等一致行動之人士(包括法國巴黎百富勤)概無於最後可行日期持有任何股份。June Glory已向法國巴黎百富勤確認除根據買賣協議向有色金屬集團及Haka收購之股份外，June Glory、建議之新董事及與任何彼等一致行動之人士概無於公佈日期前六個月期間交易股份。

於最後可行日期，除本文件所披露者外，並無人士向June Glory作出不可撤回之承諾以接納或拒絕要約。

要約原因

June Glory認為集團之資產基礎及經營規模(尤其是集團之房地產發展和租賃業務)較大，集團可以透過加強管理和引進具有龐大資產規模，及在中國、香港和其他國家擁有廣泛商業網絡之控股股東以進一步發展及改善其經營狀況。

June Glory亦認為應當加以利用公司作為獨立之上市公司工具，以強化及擴展集團之業務及投資，此發展對香港五礦及其附屬公司整體而言有利。

接納程序

倘接納要約，股東須根據列印於隨附之接納表格之指示將其填妥及簽署，指示為要約條款及條件組成之一部分。

填妥之接納表格須連同不少於有關　閣下有意接納要約之股份數目之相關股票及／或轉讓收據及／或任何其他所有權文件（及／或任何令人滿意之賠償保證或就此所需之賠償保證），**在接獲接納表格後於實際可行情況下，儘快**以郵遞方式或親身**送達股份過戶登記處，惟於任何情況下不得遲於二零零三年十一月二十六日星期三下午四時正，或June Glory決定及公佈之其他較後結束日期。**收取任何接納表格、股票、轉讓收據或其他所有權文件（及／或任何令人滿意之賠償保證或就此所需之賠償保證）將不予確認。　閣下亦務請留意載於本文件附錄一「要約之進一步條款」一節。

要約之交收

僅在相關接納表格及股票及／或轉讓收據及／或其他所有權文件（及／或任何令人滿意之賠償保證或就此所需之賠償保證）均已填妥及狀況良好，而股份過戶登記處於要約結束日期或之前接獲上述文件之情況下，方會就股東根據要約呈遞之股份而應付予該人士之數額經扣除該人士應付之賣方從價印花稅後之款額，於股份過戶登記處接獲所有相關文件致使該等接納申請完成及有效當日起計10日內向股東以平郵方式寄發支票，風險概由收件人承擔。

非於香港居住之股東務請留意載於本文件附錄一之「海外股東」及「接納及轉讓表格」兩節。

所有由／向股東以郵遞方式寄發之文件及滙款，風險概由股東承擔，而June Glory、法國巴黎百富勤及股份過戶登記處概不就傳遞之任何遺失或延誤負責。該等文件及滙款將寄發至股東各自於公司股東名冊上之地址，或於聯名股東情況下，寄發至名列股東名冊首位之股東。

稅項

獨立股東獲建議若彼等對接納要約之稅項影響有任何懷疑，可向彼等個人之專業顧問進行諮詢。謹此強調June Glory、法國巴黎百富勤或任何彼等各自之董事或參與要約之任何人士概不因接納要約而對任何人士有任何稅項影響或負債承擔責任。

無撤回權利

要約之接納書為不可撤銷及不可撤回(公司收購、合併守則容許者除外)。

附加資料

於二零零三年十月十五日，香港五礦一全資附屬公司Coppermine Resources Limited與若干銀行、有色金屬集團及有色金屬集團一全資附屬公司中國有色金屬(香港)財務有限公司(清盤中)簽署多項協議，收購東方鑫源分別欠以上各方的銀行債務、有色金屬集團債務及有色財務債務，及另簽署協議認購東方鑫源新股以取得東方鑫源控制性股權。於二零零三年十月十五日，香港五礦另一全資附屬公司China Expand Development Limited亦與有色金屬集團簽訂一份有關購入東方船務／東方鑫源物業債務之協議。上述交易之進一步詳情載於東方鑫源日期為二零零三年十月十六日之公佈及東方鑫源將行刊發之通函。

買賣協議或要約與上述有關東方鑫源的交易及收購東方船務／東方鑫源物業債務的交易並無關連，亦不取決於此等交易或收購。而買賣協議與上述有關東方鑫源的交易及東方船務／東方鑫源物業債務收購的商議是分別進行及各自獨立。

國家有色金屬工業局(中國國家經濟貿易委員會於二零零一年二月十九日宣佈將其解散)於解散前為有色金屬集團之最終控權股東及東方船務運輸有限公司及東方鑫源物業開發有限公司之控股公司。董事何小麗小姐亦為東方船務運輸有限公司之董事。除上文所披露者外，東方船務運輸有限公司及東方鑫源物業開發有限公司均與公司任何行政總裁或董事、有色金屬集團及彼等各自之附屬公司及其聯繫人概無關連。

閣下亦務請留意載於本文件附錄一之要約進一步條款。

此致

列位股東 台照

代表
法國巴黎百富勤融資有限公司
李玉華
董事總經理
謹啟

二零零三年十一月五日

ONFEM Holdings Limited
東方有色集團有限公司 *
(於百慕達註冊成立之有限公司)

敬啟者：

由法國巴黎百富勤
代表JUNE GLORY就所有已發行股份
(JUNE GLORY或其一致行動人士
經已擁有或經已同意收購之股份除外)
提出強制性無條件現金要約

緒言

吾等謹此提述由公司、香港五礦及June Glory於二零零三年十一月五日聯合發出之綜合文件(「綜合文件」)，本函件為其中部份。除文義另有所指外，本函件所用詞語與綜合文件所界定者具有相同涵義。

作為獨立於要約之董事，吾等已獲委任為獨立董事委員會之成員，以考慮要約之條款，並就要約條款對獨立股東而言是否屬公平合理向　閣下提供吾等之意見。卓怡融資已獲委任為獨立財務顧問，以向獨立董事委員會提供有關要約條款之意見。其意見及達致其建議所考慮之主要因素詳情載於綜合文件第24至第46頁之卓怡融資函件內。

閣下亦務請留意：(i)董事會函件；(ii)法國巴黎百富勤函件；(iii)卓怡融資函件；及(iv)綜合文件附錄所載之附加資料。

* *僅供識別*

建議

經考慮要約之條款及卓怡融資之意見後，吾等認為要約條款對獨立股東而言屬公平合理，並建議獨立股東就彼等於公司之部份或全部權益接納要約，或倘於公開市場上出售股份之所得款項在扣除所有交易成本後將超過根據要約可收取之款項淨額，則在市場上出售彼等之股份。經考慮卓怡融資函件所載之因素後仍受公司日後潛力所吸引之獨立股東可考慮保留彼等於公司之部份或全部權益。

此致

列位獨立股東　台照

代表
獨立董事委員會
馬紹援
譚惠珠　　林濬
獨立非執行董事
謹啟

二零零三年十一月五日

以下為獨立財務顧問向獨立董事委員會提供有關要約意見之函件全文。

ACCESS
CAPITAL

卓怡融資有限公司
香港
皇后大道中8號
3樓

敬啟者：

由法國巴黎百富勤
代表JUNE GLORY就所有已發行股份
(JUNE GLORY或其一致行動人士
經已擁有或經已同意收購之股份除外)
提出強制性無條件現金要約

I. 緒言

吾等已獲委任就由法國巴黎百富勤代表June Glory按每股股份0.38港元之價格就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)提出強制性無條件現金要約向 貴公司獨立董事委員會提供意見，有關詳情載於於二零零三年十一月五日向股東寄發之要約文件(「文件」)第7至第13頁所載之「董事會函件」內，本函件為其中部份。除文義另有所指外，本函件所用之詞語與文件所界定者具相同涵義。

董事會現由(i)高德柱先生、王幸東先生、閻西川先生、李世銘先生(自二零零二年二月四日起已暫時停職，以待廉政公署就 貴公司於二零零二年二月四日公佈有關涉嫌挪用公司資金之調查發表結果)及何小麗小姐五名執行董事；及(ii)馬紹援先生、林濬先生及譚惠珠女士三名獨立非執行董事組成。

高德柱先生曾為國家有色金屬工業局(「國家有色金屬工業局」)(已於二零零一年二月十九日被頒佈撤銷)之僱員，該公司為有色金屬集團(　貴公司控股股東)之控股股東，因此，由彼擔任獨立董事委員會成員，並就要約向獨立股東提供意見並不恰當。　貴公司之執行董事王幸東先生曾為香港五礦之董事(任期至二零零三年五月二十九日止，並於其後辭任)，就要約而言，並不視為獨立人士。李世銘先生(亦為有色金屬集團及國家有色金屬工業局控制之若干公司之董事)已被暫停職務，故由彼擔任獨立董事委員會成員，並就要約向獨立股東提供意見並不恰當。閻西川先生及何小麗小姐均為受薪執行董事，就要約而言，並不視為獨立人士。因此，獨立非執行董事馬紹援先生、林濬先生及譚惠珠女士已成立獨立董事委員會，以考慮要約之條款，並向獨立股東提供意見。吾等已獲委任，就要約條款對有關獨立股東而言是否屬公平合理向獨立董事委員會提供意見，並提供吾等有關要約之意見，以供獨立董事委員會向獨立股東作出推薦建議時考慮。

吾等已要求有色金屬集團之清盤人(「清盤人」)向吾等提供有關根據買賣協議購入股份(「銷售股份」)磋商之若干背景資料，以助吾等確認(其中包括)銷售股份之代價乃清盤人就銷售股份所接獲之方法及要約中(經考慮有關方法及要約所附帶之執行風險)可達致之最佳價格，及並無其他因素與接納June Glory銷售股份要約之決定有關或對有關決定造成影響。然而，吾等並未獲提供任何資料，亦無法查閱任何資料，因此，吾等未能就此作出任何意見。在達致吾等之意見時，吾等僅依賴公開資料(以吾等注意到者為限)、文件所載之陳述、資料、意見及聲明，以及　貴公司及董事向吾等提供之資料及聲明。吾等假設所有公開資料，文件所載或所述之所有有關陳述、資料、意見及聲明，或　貴公司及／或董事及／或彼等任何一方所提供或作出或給予之陳述、資料、意見及聲明(各方願就此個別負責)於作出及給予時屬真實、準確及有效，並於文件日期時屬真實、準確及有效。吾等已假設文件所載由　貴公司及／或董事所作出或提供之所有意見及聲明乃經審慎周詳之查詢後始行作出。吾等亦已向　貴公司及／或董事尋求及取得確認，文件所提供及所述之資料並無遺漏任何重大事實。

由於向清盤人所要求之資料並未獲提供，而　貴公司或任何董事亦無參與銷售股份之磋商過程，因此，吾等僅根據本函件第二節之「主要因素及理由」內所載列之要約條款從而作出客觀評估意見。吾等認為，吾等已審閱所有現有資料及文件，以助吾等作出知情觀點，並以充分理由支持吾等對資料之依賴，以為吾等之意見提供合理基礎。吾等並無理由懷疑　貴公司及董事及彼等各自之顧問向吾等提供之任何陳述、資料、意見及聲明之真實性、準確性及完整性，或相信向吾等提供或上述文件所載之資料隱瞞或遺漏重要資料。然而，吾等並無對上述文件所提供或所載之資料進行任何獨立核證，亦無對　貴公司或其任何附屬公司之業務及財務狀況進行任何獨立調查。

吾等並無考慮獨立股東接納或不接納要約之稅務影響(如有)，尤其是居於香港以外司法權區或須就買賣證券繳付海外稅項或香港稅項之獨立股東，應就彼等各自之稅務狀況諮詢彼等各自之專業顧問。

II. 主要因素及理由

於達致吾等之推薦建議時，吾等曾考慮下列主要因素及理由：

1. 要約之背景及條款

於二零零二年五月八日，法院頒令將有色金屬集團(　貴公司之控股股東)清盤，並於二零零二年六月十九日委任李約翰先生及蔣宗森先生為聯席及個別清盤人。有色金屬集團擁有之主要資產包括其於　貴公司已發行股本中約53.9%之權益，以及於東方鑫源已發行股本中約45.2%之權益。

於二零零三年十月十五日，June Glory與有色金屬集團及清盤人就June Glory按每股股份0.38港元之價格向有色金屬集團及Haka收購416,009,928股股份(「股份買賣」)簽訂了一份買賣協議。買賣協議於簽署後即告完成。June Glory及其一致行動人士於最後可行日期合共擁有416,009,928股股份，佔　貴公司已發行股本約53.9%。

根據公司收購、合併守則第26.1條規定，June Glory須就所有已發行股份（June Glory或其一致行動人士經已擁有或經已同意收購之股份除外）提出強制性無條件現金要約。

法國巴黎百富勤將代表June Glory就所有已發行股份（June Glory或其一致行動人士經已擁有或經已同意收購之股份除外），按下列基準提出強制性無條件現金要約：

每股股份 現金0.38港元

於最後可行日期，並無尚未行使之認股權證、購股權或可換股份之證券。

要約價格每股股份0.38港元，與買賣協議項下每股股份收購價格相同，而要約乃屬無條件。

按要約價格每股股份0.38港元計算，要約對 貴公司之估值約為293,400,000港元。

吾等獲董事會知會， 貴公司及任何董事概無參與有關買賣協議之磋商。

2. 股價表現

下表載列自二零零三年四月一日(即股份於二零零三年十月十五日暫停買賣，以待刊發公佈日期之前約六個月之日期)起截至及包括最後可行日期期間股份在聯交所買賣之每月／期間最高、最低、平均收市價及各月／期間之最後整個交易日之收市價：

月份／期間	每股股份收市價(港元) 最高	最低	平均	該月／期間之最後整個交易日
二零零三年				
四月	0.340	0.300	0.316	0.305
五月				
一日至二十三日	0.330	0.290	0.313	0.330
二十六日(早市)	—	—	—	0.380
二十六日(午市)至二十八日	暫停買賣股份，以待刊發有關香港五礦與清盤人進行磋商(該磋商可能最終導致一項全面收購)之臨時公佈(「第一份臨時公佈」)			
二十九日至三十日	0.410	0.385	0.398	0.385
六月				
一日至二十日	0.400	0.360	0.381	0.395
二十三日至二十五日	暫停買賣股份，以待刊發有關香港五礦與清盤人進行磋商(該磋商可能最終導致一項全面收購)之澄清公佈(「澄清公佈」)			
二十七日至三十日	0.365	0.360	0.363	0.365
七月				
二日至十四日	0.415	0.365	0.388	0.415
十五日至三十一日 八月 一日至十二日	暫停買賣股份，以待刊發有關香港五礦與清盤人進行磋商(該磋商可能最終導致一項全面收購)之臨時公佈(「第二份臨時公佈」)			
十三日至二十九日	0.435	0.380	0.407	0.405
九月				
一日	—	—	—	0.405
二日至三十日 十月 一日至十日	暫停買賣股份，以待刊發有關　貴公司若干關連交易之公佈			
十三日至十四日	0.430	0.420	0.425	0.420
十五日至十六日	暫停買賣股份，以待刊發公佈			
十七日至三十一日	0.500	0.430	0.456	0.460
十一月				
三日(最後可行日期)	—	—	—	0.500

吾等注意到刊發公佈日期之前六個月期間之每股股份最高及最低收市價分別為每股股份0.435港元（於二零零三年八月二十日）及每股股份0.290港元（於二零零三年五月二日及九日）。每股股份0.380港元之要約價格較該六個月期間每股股份最高收市價及每股股份最低收市價分別折讓約12.6%及溢價約31.0%。

此外，每股股份0.38港元之要約價格較：

- 股份於最後可行日期在聯交所之收市價（每股股份0.500港元）**折讓約24.0%**；
- 股份於二零零三年十月十四日（即股份暫停買賣以待刊發公佈日期前的最後一個完整交易日）在聯交所之收市價（每股股份0.420港元）**折讓約9.5%**；
- 股份於截至二零零三年十月十四日（包括該日）止10個交易日按在聯交所之每日收市價計算之平均收市價（每股股份約0.412港元）**折讓約7.8%**；
- 股份於截至二零零三年十月十四日（包括該日）止20個交易日按在聯交所之每日收市價計算之平均收市價（每股股份約0.409港元）**折讓約7.1%**；
- 股份於截至二零零三年十月十四日（包括該日）止60個交易日按在聯交所之每日收市價計算之平均收市價（每股股份約0.372港元）**溢價約2.2%**；
- 於二零零二年十二月三十一日之經審核每股股份綜合資產淨值（按　貴集團於截至二零零二年十二月三十一日止財政年度之經審核綜合賬目和於二零零二年十二月三十一日之772,181,783股已發行股份計算，每股股份約0.65港元）**折讓約41.5%**。

下圖闡述股份自二零零三年一月二日起截至及包括最後可行日期(包括首尾兩日)在聯交所之每日收市價及成交量：


成交量
價格
5/28/2003
7/14/2003
8/13/2003
股份數目
港幣
要約價格
0.38港元
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1/2/2003
1/10/2003
1/20/2003
1/31/2003
2/10/2003
2/20/2003
2/28/2003
3/10/2003
3/20/2003
3/31/2003
4/10/2003
4/20/2003
4/30/2003
5/10/2003
5/20/2003
5/31/2003
6/10/2003
6/20/2003
6/30/2003
7/10/2003
7/20/2003
7/31/2003
8/10/2003
8/20/2003
8/31/2003
9/10/2003
9/20/2003
9/30/2003
10/10/2003
10/15/2003
日期

如上圖所示，股份自二零零三年一月二日起至第一份臨時公佈日期(即二零零三年五月二十八日)止期間內所有時間均以低於每股股份0.38港元之要約價格買賣。

務請股東注意，自刊發第一份臨時公佈及股份於二零零三年五月二十九日恢復買賣起至截至及包括二零零三年七月十四日(股份暫停買賣以待刊發第二份臨時公佈之前之最後交易日)止，每日收市價上升至每股股份介乎0.360港元至0.415港元之間。

刊發第二份臨時公佈及股份於二零零三年八月十三日恢復買賣，以及其後暫停買賣股份以待發出有關由二零零三年九月二日至二零零三年十月十日期間及二零零三年十月十三日至十四日(股份暫停買賣以待刊發公佈之前之最後整個交易日)期間之若干關連交易公佈後，每日收市價介乎每股股份0.380港元至0.435港元之間。

刊發公佈及股份於二零零三年十月十七日恢復買賣起至截至及包括最後可行日期，每日收市價介乎每股股份0.430港元至0.500港元之間。

於要約截止後並不能確定股份價格能否維持在目前之水平。吾等已與董事就股份於上述期間內之價格表現及可能導致股價波動之理由進行討論，惟未能得出導致有關價格表現之結論性原因。

經考慮股份於二零零三年一月二日至第一份臨時公佈日期期間內均以低於要約價格每股股份0.38港元買賣、要約結束後股份價格能否按其目前

之價格進行買賣之不明朗因素、要約價格較下文第4(c)段所述每股股份之經調整未經審核備考綜合有形資產淨值折讓約41.5%，加上下文所載之其他因素及原因，吾等認為要約價格每股股份0.38港元乃屬公平合理。

3. 股份成交量

下表載列自二零零三年四月一日(即股份於二零零三年十月十四日暫停買賣，以待刊發公佈日期之前約六個月)截至及包括最後可行日期止期間每月／期間買賣之股份總數目及各月／期間之成交量比較：

月份／期間	每月／期間買賣股份數目	於月終／期終之已發行股份	買賣股份佔已發行股份百分比	於月終／期終之公眾所持股份	買賣股份佔公眾所持股份百分比
二零零三年					
四月	3,818,000	772,181,783	0.49%	356,171,855	1.07%
五月					
一日至二十六日(早市)	3,336,500	772,181,783	0.43%	356,171,855	0.94%
二十六日(午市)至二十八日	暫停買賣股份，以待刊發第一份臨時公佈				
二十九日至三十日	8,648,000	772,181,783	1.12%	356,171,855	2.43%
六月					
一日至二十日	19,338,396	772,181,783	2.50%	356,171,855	5.43%
二十三日至二十五日	暫停買賣股份，以待刊發澄清公佈				
二十七日至三十日	142,000	772,181,783	0.02%	356,171,855	0.04%
七月					
二日至十四日	4,352,614	772,181,783	0.56%	356,171,855	1.22%
十五日至三十一日 八月 一日至十二日	暫停買賣股份，以待刊發第二份臨時公佈				
十三日至二十九日	11,121,138	772,181,783	1.44%	356,171,855	3.12%
九月					
一日 *(附註1)*	1,472,000	772,181,783	0.19%	356,171,855	0.41%
二日至三十日 十月 一日至十日	暫停買賣股份，以待刊發有關 貴公司若干關連交易之公佈				
十三日至十四日 *(附註2)*	6,422,076	772,181,783	0.83%	356,171,855	1.80%
十五日至十六日	暫停買賣股份，以待刊發公佈				
十七日至三十一日	50,229,566	772,181,783	6.50%	356,171,855	14.10%
十一月					
三日(最後可行日期) *(附註3)*	6,218,500	772,181,783	0.81%	356,171,855	1.75%

附註：

1. 此乃指股份於二零零三年九月之唯一交易日之成交量。

2. 此乃指股份於二零零三年十月刊發公佈之前之唯一兩個交易日之成交量。

3. 此乃指股份於二零零三年十一月寄發文件之前之唯一交易日之成交量。

上述期內之股份成交量頗低。務請股東注意，緊隨刊發第一份臨時公佈及股份恢復買賣後，成交量反覆不定。自刊發第一份臨時公佈起至截至及包括刊發第二份臨時公佈日期，股份之成交量佔公眾所持已發行股份介乎1.22%(指於二零零三年七月曾經錄得買賣股份之日子之總成交量)至5.47%(指於二零零三年六月曾經錄得買賣股份之日子之總成交量)之間。

自刊發第二份臨時公佈起至截至及包括刊發公佈日期，股份之成交量佔公眾所持已發行股份介乎0.41%(請參閱上文附註1)至3.12%之間。自刊發公佈起至截至及包括最後可行日期，股份成交量則介乎公眾所持已發行股份1.75%(請參閱上文附註3)至14.10%之間。吾等不能保證緊隨刊發公佈後所錄得較活躍之成交量可否於要約結束後繼續維持。由於上述不穩定因素致使股份流通量不足及不能持久，吾等認為各股東若將其所持之股份出售可會對股份價格構成下調壓力。

4. 財務資料

(a) 溢利及未來前景

貴集團截至二零零二年十二月三十一日止三個年度之經審核綜合業績及　貴集團截至二零零三年六月三十日止六個月之未經審核綜合業績載於文件附錄二內。

貴集團近年之盈利記錄反覆，於二零零零年錄得純利約11,500,000港元，於二零零一年錄得虧損逾373,700,000港元及於二零零二年錄得較細幅度虧損約136,900,000港元。 貴集團於該期間之經營業績亦見波動，於二零零零年錄得經營溢利約22,800,000港元，於二零零一年錄得經營虧損約374,100,000港元及於二零零二年錄得較細幅度之經營虧損約128,500,000港元。

如 貴公司二零零二年年報之主席報告書所述， 貴集團針對若干附屬公司之營運效率問題，於二零零二年集中進行內部改革及業務合併，並且引進多項措施改善公司管治。 貴集團二零零二年之整體經營虧損大幅下降，乃(1)主要由於就(i)非買賣證券之減值、(ii)給予居間控股公司貸款，及(iii)其他債務人之呆壞賬撥備等撥備減少，或並無就以上各項作出撥備；及(2)就較輕程度而言，行政費用（尤其是員工成本／薪金及呆壞賬撥備）減少所致。

截至二零零三年六月三十日止六個月， 貴集團分別錄得經營虧損約36,000,000港元及虧損淨額約40,400,000港元，而二零零二年同期則錄得經營虧損約54,400,000港元及虧損淨額約58,500,000港元。

根據 貴公司截至二零零三年六月三十日止六個月之二零零三年中期報告， 貴集團之經營業績有所改善，乃由於削減員工成本、提升整體邊際利潤及縮短債務回收期所致。

貴集團之製造及貿易及建築及工程合約部在業務上均面對不少競爭。於二零零二年， 貴集團先後加強公司管治及實施成本控制措施，使其作好更佳準備以迎接競爭。展望未來， 貴集團將進一步建立其品牌，並與供應商拓展合作機會，以於開發製造及貿易分類之優質新產品。

如 貴公司管理層所知會， 貴集團位於香港中環之東方有色大廈之平均出租率於二零零二年維持逾91%，而截至二零零三年六月三

十日止六個月則約為84%，因此分別為　貴集團帶來約10,400,000港元及5,500,000港元之租金及管理費收入，分別佔　貴集團於二零零二年及二零零三年首六個月約332,200,000港元及92,400,000港元之總營業額約3.1%及6.0%。董事相信，中國珠海之物業市場在經過調整期後似乎漸趨穩定，而建議興建之港珠澳大橋落實後亦可望帶出潛在商機，惟由於珠海市之物業市場仍然艱難，然而，董事對預期於二零零四年九月份於中國珠海落成之海天花園項目第一期之未來前景仍抱審慎態度。由於高級住宅及商業物業於珠海有頗多供應，且當地需求疲弱，故需求將依賴珠海以外投資者的興趣(雖然其要求則難以預測)。因此，董事認為，　貴集團為股東自海天花園項目賺取回報之能力，將有賴於發展項目各方面以極為有條不紊的方式管治，及對中國珠海市豪華及高價物業之需求，方可實現。

(b) *貴集團業績、資產與負債之分類分析*

以下為 貴公司二零零二年年報賬目附註3所載 貴集團資產與負債及業績之分類分析概要：

(千港元)	物業租賃	物業發展	建築及工程合約	製造及貿易	證券投資及買賣	未分配	總計
分類資產	217,542	226,073	146,763	25,514	43,468	280,604	939,964
分類負債	6,249	34,315	167,065	10,938	1	188,266	406,834
分類資產減負債	211,293 *(附註1)*	191,758 *(附註2)*	(20,302)	14,576	43,467	92,338	533,130
減：							
少數股東權益							34,072
股東資金							499,058

	物業租賃	物業發展	建築及工程合約	製造及貿易	證券投資及買賣	未分配開支淨額	經營虧損
分類業績	(19,355)	8,674 *(附註3)*	(91,845)	(7,125)	2,590	(21,461)	(128,522)

附註：

1. 主要與香港東方有色大廈有關。

2. 主要與中國珠海市海天花園有關。

3. 包括有關中國珠海市海天花園若干應付款項部份豁免之收益。

如上表所示，有關物業分類之資產淨值佔 貴集團於二零零二年十二月三十一日之股東資金約81%。儘管建築及工程承包部及製造及貿易支部之營業額佔二零零二年之綜合營業額約94%。然而，該兩個分類於二零零二年十二月三十一日之分類資產減負債合併總額為負債淨額約5,700,000港元。

根據截至二零零三年六月三十日止六個月之未經審核中期業績及　貴公司之管理層，　貴集團於二零零三年六月三十日之現金結餘淨額已增加至約188,600,000港元（於二零零二年十二月三十一日則約為177,800,000港元），包括於二零零三年六月三十日之有抵押存款及現金及銀行存款合併總額約287,500,000港元（於二零零二年十二月三十一日約為312,200,000港元），以及短期及長期借款合併總額約98,900,000港元（於二零零二年十二月三十一日約為134,400,000港元）。

吾等已與　貴公司確認，上表所示之未分配之企業資產減負債約92,300,000港元構成　貴集團現金淨額狀況一部份，且並無於二零零二年十二月三十一日調配用作　貴集團之任何特殊業務分類。

務請股東注意，根據　貴公司於二零零三年九月十一日刊發之公佈，瑞和工程有限公司（　貴公司間接擁有52%權益之附屬公司）（「瑞和工程」）及瑞和工程（中國）有限公司（　貴公司間接擁有52%權益之附屬公司）（「瑞和中國」）之債務重組建議已告失效。於二零零三年九月八日，押後聆訊已於法院舉行，法院並於同日分別向瑞和工程及瑞和中國發出清盤令。儘管清盤導致瑞和工程及瑞和中國被要求償還兩筆授予瑞和工程及瑞和中國之銀行信貸分別約4,800,000港元（即　貴公司於二零零三年四月一日向有關債權銀行償還約45,800,000港元後之有關銀行信貸餘額）及7,000,000港元。於二零零三年十月二日，　貴集團已向有關債權銀行全數償還上述款項。

此外，　貴公司於二零零三年八月十四日公佈　貴公司與一間銀行就一筆港幣定期存款簽訂一份和解協議（「該協議」）。據此，該銀行同意解除一筆為數約7,000,000港元之存款（相等於上述存款本金及利息總額為數約11,700,000港元約60%），作為向　貴公司就該存款而向其提出之所有索償而作出之全部及最終賠償。由於　貴公司已就該協議預期不可收回之部份之損失作出撥備及已反映於　貴集團截至二零零二年十二月三十一日止年度經審核綜合賬目內，故此，董事會認為，根據該協議解決糾紛將不會對　貴集團有任何重大不良之財務方面的影響。

(c) ***貴集團之經調整有形資產淨值***

務請股東注意文件附錄二所載 貴集團之經調整未經審核備考綜合有形資產淨值報表。務請注意 貴集團之未經審核備考經調整綜合有形資產淨值約為502,434,000港元，相等於每股有形資產淨值約0.65港元(根據於最後可行日期之已發行股份772,181,783股計算)。因此，每股股份0.38港元之要約價格較每股未經審核備考經調整綜合有形資產淨值折讓約41.5%。

(d) ***上市同業之股份買賣數據與近期收購交易比較***

經考慮上文4(b)所載 貴集團業務之盈利能力及資產調配之相對比例，吾等認為任何有意收購控制權益之買家將集中考慮 貴集團之相關物業之投資組合。

於下文之討論中，吾等已審閱在香港已上市之地產同業於過去24個月內(即自二零零一年十一月起)中所有成功完成之收購項目數據，以及可資比較同業目前之股份交易數據，從而嘗試就比較是次股份之要約價格而訂定吾等認為適用之可能估值範圍。

(i)　近期收購價值高度集中於香港單一物業之公司

交易公佈日期	公司名稱	主要業務	每股要約價格 (港元)	每股經調整綜合有形資產淨值（「經調整有形資產淨值」） (港元)	每股要約價格對每股經調整有形資產淨值之折讓（「有形資產淨值折讓」）	附註
二零零一年十二月十八日	九龍建業有限公司（「九龍建業」）	物業投資及發展	3.58	6.34	43.5%	九龍建業於其位於九龍之旗艦投資物業之權益之賬面淨值佔其經調整有形資產淨值約84.1%。
二零零三年二月二十一日	亞細安資源集團有限公司（「亞細安」）	物業投資及發展	0.8784	1.12	21.6%	與「Elizabeth Asean Offer」（於香港依利莎伯大廈（將為亞細安之唯一主要資產）之建議權益）有關。
平均					32.55%	

吾等已進一步注意到，於最後可行日期，最新股價對萬邦投資有限公司(其主要資產為於香港萬邦行之權益)及九龍建業之最新公佈每股經審核綜合有形資產淨值之折讓分別約為37%及27%。

(ii) *近期收購事項(香港已上市之地產同業於過去24個月(即自二零零一年十一月起)中唯一成功完成收購之上市公司，及於中國物業發展方面已建立相當歷史之公司)*

交易公佈日期	公司名稱	每股要約價格	最新公佈每股綜合有形資產淨值(「公佈有形資產淨值」)	每股要約價格對每股公佈有形資產淨值之折讓
		(港元)	*(港元)*	
二零零三年五月十二日	湯臣集團有限公司	0.73	3.21	77.3%

吾等亦已審閱，並於下表概述，另外六間上市公司(H股除外)(即唯一六間符合以下條件之公司)之最近股份買賣數據。該等公司市值超過500,000,000港元，並於中國物業投資及發展方面已建立相當歷史。根據彼等各自最新公佈之經審核財務報表，彼等於中國之物業發展及投資業務均佔收益逾70%。

公司名稱	於最後可行日期之市場總值	市場總值對公佈有形資產淨值之折讓
	(百萬港元)	
華潤置地有限公司	1,637.91	59%
恆基中國集團有限公司	1,887.75	73%
麗輝控股有限公司	953.49	86%
新世界中國地產有限公司	2549.23	86%
太平協和集團有限公司	2,078.57	71%
湯臣集團有限公司	1,493.95	57%
對公佈有形資產淨值平均折讓		**72%**

吾等根據上表總結，市場一般對中國物業投資及發展方面持審慎態度，尤其股價對有形資產淨值錄得大幅折讓中可見一斑。

(iii) 裝飾物料貿易及製造業務之同業

貴集團於此等方面之業務大部分錄得虧損，並於競爭相當激烈之環境下經營。吾等已審閱，及於下表概述，唯一主要在香港從事裝飾物料貿易及製造之香港上市公司之交易數據，該公司之業務與集團之製造及貿易業務乃可予以比較。

公司	主要業務	市場總值 *(百萬港元)*	歷史市盈率 (市盈率)	市場總值對公佈有形資產淨值之折讓	附註
達藝控股有限公司	集團主要經營室內裝修、傢俱貿易、及傢俱及裝飾物料製造	110.0	不適用	39%	公司於二零零零年錄得交易純利58,100,000港元，於截至二零零二年三月三十一日止財政年度錄得6,000,000港元，且於截止二零零三年三月三十一日止財政年度出現69,000,000港元之虧損。

鑑於　貴集團於此等分部並無溢利，以及上述同業市場總值對公佈有形資產淨值之折讓，吾等認為有興趣買家不大可能超越於上述公司水平(就公佈有形資產淨值之折讓而言)之價值作為標準。

(e) 對　貴集團之估值「公平值」

根據上述分析及所得結論，吾等因此分析　貴集團業務及資產組成部分之價值如下：

資產／業務	**於二零零二年十二月三十一日分類資產減負債** *(千港元)*	**經調整價值** *(千港元)*	**調整之意見及基準**
物業租賃	211,293	142,517	按上文第4(d)(i)段之平均有形資產淨值貼現率32.55%作出調整
物業發展	191,758	53,692	按上文第4(d)(ii)段平均折讓對公佈有形資產淨值72%作出調整
建築工程合約	(20,302)	(20,302)	此項目並無作出調整，請參閱下文附註。
製造及貿易	14,576	8,891	按上文第4(d)(iii)段折讓對公佈有形資產淨值39%作出調整
證券投資及交易	43,467	43,467	貴集團之分類持倉淨額可得100%評級
未分配資產減負債	92,338	92,338	基於上文第4(b)段所載之原因，並無作出調整。
小計	533,130	320,603	
少數股東權益	(34,072)	(34,072)	
截至二零零三年六月三十日止六個月虧損淨額		(40,416)	
加：			
經瑞和工程及瑞和中國清盤之調整		32,387	請參閱下文附註。
總計	499,058	278,502	相等於每股股份約0.361港元(按二零零二年十二月三十一日772,181,783股已發行股份計算)

附註： 根據　貴公司於二零零三年九月十一日刊發之公佈，一項押後聆訊於二零零三年九月八日在法院舉行，而法院亦於同日分別對瑞和工程及瑞和中國發出清盤令。自頒佈清盤令日起，　貴集團並未有再為瑞和工程及瑞和中國進行併賬。亦請參閱載於文件附錄二之　貴集團經調整綜合有形資產淨值之備考經調整綜合有形資產淨值報表。

根據上文，吾等已達致　貴集團估計公平值之估計價值為每股股份約0.361港元。

吾等將上述對估計每股公平值與每股股份0.38港元的要約價格作出比較，並注意到每股要約價格略高於上述估值(這公平值乃有意購買　貴公司控制權益之任何買家被預期應繳付之合理價格)。

(f) ***股息***

在過往三個財政年度，　貴集團除於截至二零零零年十二月三十一日止年度賺取純利約11,500,000港元外，　貴集團一直錄得虧損，且並無宣派任何股息。誠如上文第4(a)段所闡述預期　貴集團將面臨之挑戰，加上如下文第5(a)段所載June Glory未有就如何及何時將　貴集團業務回復盈利提出任何具體建議，因此，吾等須向股東慎重指出，並不保證　貴集團會於何時可回復盈利水平，致使　貴公司可宣派股息，故不保證　貴集團何時可透過派發股息之方式與其股東分享其未來盈利。

5.　其他考慮因素

(a) ***June Glory對　貴集團之意向***

June Glory有意於要約結束後保留股份在聯交所上市。

June Glory認為　貴集團之資產基礎及經營規模(尤其是　貴集團之房地產發展和租賃業務)規模較大，　貴集團可以透過加強管理和引進具有龐大資產基礎，及在香港、中國和其他國家擁有廣泛商業網絡之控股股東以進一步發展改善其經營狀況。

June Glory亦認為應當加以利用　貴公司作為獨立之上市公司工具，以強化及擴展　貴集團之業務及投資，此強化及擴展對香港五礦及其附屬公司有利。

此外，June Glory已於文件之「法國巴黎百富勤函件」內指出， 貴集團之現有主要業務將維持不變。香港五礦有意在要約完成後，董事（包括將獲委任的新董事）計劃對 貴集團之財務和經營狀況作進一步詳細分析，從而為 貴集團制定長期發展策略，並在有需要情況下實行適當措施，以擴大 貴集團經營業務並拓展新的投資商機。然而，香港五礦已表示其並未有計劃向 貴集團注入其任何資產或業務。

鑑於通函內「法國巴黎百富勤函件」所述有關香港五礦之業務性質及中國五礦（香港五礦之控股公司）之廣潤投資範圍，各股東應注意在要約完成後， 貴集團及中國五礦及其附屬公司（包括香港五礦）及其聯營公司在業務往來之際可能出現競爭。

此外，如上文所述，儘管June Glory已表明 貴集團之主要業務將維持不變，惟June Glory將對 貴集團之財務和經營狀況作進一步詳細分析，從而為 貴集團制定長期發展策略。因此，各股東應注意在要約完成後可能對 貴集團及中國五礦及其附屬公司及聯營公司作出業務組別及功能之重新分配。

由於在最後可行日期並無落實有關日後長遠發展及業務策略之具體計劃，吾等認為不宜就 貴集團有關(i)任何潛在業務競爭或(ii)對 貴集團及中國五礦及其附屬公司及聯營公司作出業務組別及功能之重新分類之影響發表任何意見（如有）。然而，吾等認為 貴公司有繼續履行遵守上市規則第14章所載之規定之責任，據此任何資產或業務之收購或出售（除非獲上市規則訂明之條件所豁免）或 貴集團與關連人士（定義見上市規則）進行之交易將需要公佈及／或待取得獨立股東在股東大會上批准，因此各股東之利益得以保障。

(b) ***貴公司之董事及管理層***

香港五礦表示有意再提名兩名執行董事加入董事會(包括林錫忠先生及錢文超先生)。另一方面，除高德柱先生及李世銘先生於要約結束時辭任外，董事會所有現任成員均留任董事。林錫忠先生及錢文超先生之簡歷載於文件中之「法國巴黎百富勤函件」內。

除上述建議之董事變動外，香港五礦並無意對 貴集團之現有管理層或僱員作出任何重大變動。

(c) ***要約結束後之公眾持股量***

June Glory及董事(並不包括將於要約結束時辭任之高德柱先生及李世銘先生，惟包括將獲委任的新董事)已向聯交所承諾，倘於要約結束時公眾人士所持之股份少於25%，則將採取適當措施以確保股份之最低公眾持股量維持於至少25%。

聯交所表示將會密切留意聯交所股份買賣之情況。聯交所表示，倘要約結束後公眾人士所持之股份少於25%，或倘聯交所相信：

- **股份買賣出現或可能出現虛假市場；或**

- **公眾人士持有不足股份以維持市場秩序，**

則聯交所會考慮行使酌情權暫停股份買賣。

有見及此，各獨立股東應注意當要約結束時可能出現公眾人士持有不足股份而導致暫停股份買賣，直至公眾持股量回復足夠水平為止。

倘 貴公司在要約結束後仍然為上市公司，聯交所將密切留意 貴公司所有日後之資產收購或出售。聯交所已闡明可酌情要求 貴公司刊發公佈及向股東寄發通函(不論建議交易之規模，尤其當該項

建議交易偏離　貴公司之主要業務)。聯交所亦有權要求　貴公司將一連串收購或出售活動一併計算，而任何該等交易將致使　貴公司被視作猶如新上市申請者，須遵照上市規則所載新申請者之規定。

獨立股東應注意當要約結束時，倘公眾人士所持之股份少於25%，則June Glory須減持配售股份以維持公眾人士持有足夠股份數目，而任何股份之相應減持配售可能對股份價格有不利影響。

III. 推薦建議

吾等已考慮上述主要因素及理由，尤其於達致吾等之意見時已考慮下列因素：

— 於刊發公佈日期之前六個月期間及如上文第二節第2段所述，股份均已按要約價格折讓的價格買賣；

— 如上文第二節第3段所述，股份流通量偏低可能導致股東在市場出售彼等之股份時遇上困難，並對股份價格施加下調壓力；

— 如上文第二節第4(c)段所述，要約價格較每股經調整未經審核備考綜合有形資產淨值折讓約41.5%；

— 如上文第二節第4(d)及(e)段所述，上市同業之股份交易數據、近期的收購事項以及卓怡融資對　貴集團所作出的估計「公平值」所顯示，吾等之估值(指有意購買　貴公司控制權益之任何買家被預期應繳付之合理價格)與要約價格相約；

— 如上文第二節第4(f)段所述，有關對分派未來股息之不明朗因素；

— 如上文第二節第4(a)段所述，　貴集團過往之表現及未來前景；以及　貴集團大部份經營業務均錄得虧損之事實；

— 如上文第二節第4(b)段所述，就 貴集團之業績、資產及負債所作之分類分析進一步表明董事認為 貴集團之前景仍然極具挑戰；及

— 如上文第二節第5段所述，June Glory對 貴集團之未來意向；以及目前並無任何向 貴集團注入資產或業務之意向。

經考慮上述因素後，吾等認為要約之條款對獨立股東而言屬公平合理，並建議獨立董事委員會推薦獨立股東就彼等於 貴公司之部份或全部權益接納要約，或倘在公開市場出售股份之所得款項淨額經扣除所有交易費用後超過根據要約之應收淨額，則推薦獨立股東在市場上出售彼等之股份。獨立董事委員會亦應建議獨立股東，倘獨立股東經考慮上述因素後繼續受 貴公司之日後潛力所吸引，可考慮保留彼等於 貴公司之部份或全部權益。

此致

東方有色集團有限公司
獨立董事委員會 台照

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啟

二零零三年十一月五日

1. 接納程序

(a) 倘　閣下股份之股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)以　閣下名義登記，而　閣下欲接納要約，則　閣下必須將填妥之接納表格連同有關股票及／或轉讓收據及／或其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)一併送達股份過戶登記處。

(b) 倘　閣下股份之股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)以代理人公司名義或他人名義登記，而　閣下欲接納要約(全部或就　閣下所持股份之部份)，則　閣下必須：

(i) 將　閣下之股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)送交代理人公司或其他代理人，並指示授權其代表　閣下接納要約及要求將填妥之接納表格連同有關股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)一併送達股份過戶登記處；或

(ii) 透過股份過戶登記處安排由公司以　閣下名義登記股份，並將填妥之接納表格連同有關股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)一併送達股份過戶登記處。

(c) 倘　閣下已將股份轉讓以　閣下名義登記，但尚未接獲有關之股票，而　閣下欲接納要約，則　閣下仍須填妥接納表格，並連同　由閣下正式簽署之轉讓收據一併送交股份過戶登記處。上述行動將視作授權法國巴黎百富勤及／或June Glory或彼等各自之代理人於有關股票發出時代表　閣下在公司或股份過戶登記處領取有關之股票，並將該等股票送交股份過戶登記處，以及授權及指示股份過戶登記處根據要約之條款持有該等股票，猶如該等股票已連同接納表格一併送交股份過戶登記處。

(d) 倘未能提供及／或已遺失股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)，而 閣下欲接納要約，則 閣下仍須填妥接納表格，並連同列明 閣下已遺失一張或多張股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)或該等文件未能提供之函件，送交股份過戶登記處。倘 閣下尋獲該等文件或可提供有關文件，則有關股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)應於其後儘快送交股份過戶登記處。倘 閣下已遺失股票，則 閣下應向股份過戶登記處書面索取一份賠償保證書表格，在根據指示填妥後，應將該表格交回股份過戶登記處。

(e) 倘 閣下之股份已透過中央結算系統存放於 閣下之經紀／託管銀行，則 閣下應指示 閣下之經紀／託管銀行授權香港中央結算(代理人)有限公司於香港中央結算(代理人)有限公司指定之最後期限(在此情況下，指於接納要約結束之前一個營業日，即二零零三年十一月二十五日星期二)或之前，代表 閣下接納要約。為符合香港中央結算(代理人)有限公司指定之最後期限， 閣下應向 閣下之經紀／託管銀行查詢處理 閣下指示之進度，並應 閣下之經紀／託管銀行之要求向彼等作出指示。

(f) 倘 閣下之股份已存放於 閣下於中央結算系統之投資者戶口持有人賬戶，則 閣下應於接納要約結束之前一個營業日(即二零零三年十一月二十五日星期二)或之前，透過中央結算系統「結算通」或中央結算系統互聯網系統發出指示。

(g) 倘 閣下已將任何部份股份轉讓以 閣下名義登記，但尚未接獲有關之股票，而 閣下欲就有關股份接納要約，則 閣下仍須填妥有關接納表格，並連同由 閣下正式簽署之轉讓收據一併送交股份過戶登記處。上述行動將視作授權法國巴黎百富勤及／或June Glory或彼等各自之代理人於有關股票發出時代表 閣下在股份過戶登記處領取有關之股票，並將該等股票送交股份過戶登記處，以及授權及指示股份過戶登記處根據要約之條款持有該等股票，猶如該等股票已連同有關接納表格一併送交股份過戶登記處。

(h) 即使要約接納書未有隨附有關股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)，June

Glory仍可酌情將要約接納書視為有效；惟於該等情況下，應付代價之支票須待股份過戶登記處接獲有關股票及╱或轉讓收據及╱或任何其他所有權文件(及╱或任何令人滿意之賠償保證或所需之賠償保證)後，方會寄發。

(i) 接納須達成下列條件，方可當作已履行有關之接納條件：

(i) 股份過戶登記處於本文件所載之最後接納期限或之前接獲接納書，而股份過戶登記處已記錄該接納書及任何有關文件亦已接獲；及

(ii) 接納表格已經填妥，並：

- 連同有關股份之股票(倘該等股票並非以 閣下名義登記，則須連同其他有關文件(例如已由股份登記持有人簽署但未有填上受讓人名字或已填上 閣下之名字並已正式加蓋印花之有關股份轉讓文件))一併交回，以確定 閣下成為有關股份登記持有人之權利；或

- 由登記持有人或其個人代表遞交(僅以登記持有之數目為限，並僅限於就不屬於本段(ii)另一分段所述股份而接納之有關股份))；或

- 經股份過戶登記處或聯交所核證。

倘接納表格由他人簽署，則必須出示適當之授權證明文件(例如遺囑認證書或經核證之授權文件副本)。

(j) 任何接納表格、股票、轉讓收據及╱或任何其他所有權文件(及╱或任何令人滿意之賠償保證或就此所需之賠償保證)，概不會獲發任何收據。

(k) 根據要約欠付接納股東之代價將於接獲所有有關文件致使根據要約之接納及轉讓完成及有效後10日內支付。

(l) 股份過戶登記處之地址為香港皇后大道東183號合和中心19樓1901-1905室。

2. 接納期、修訂及延期

接納要約之期限將於二零零三年十一月二十六日星期三(即寄發本文件日期起計第21日)下午四時正結束。June Glory並無意延長接納要約之期限至該日期之較後日期，惟保留有關權利。倘June Glory修訂要約之條款，則股東(不論已接納要約與否)將享有修訂條款之權利。除非接納要約之期限獲修訂或延長，否則要約將維持公開接受接納書直至二零零三年十一月二十六日星期三下午四時正為止。

倘要約獲延長，則有關延長之公佈將包括下一個結束日期。倘要約獲延長，但公佈中並無提及下一個結束日期，則要約將於寄發經修訂要約文件予股東起計不少於14日維持公開接受接納書。除非要約先前已獲修訂，否則將於隨後之結束日期結束。

3. 公佈

(a) 於結束日期下午六時正(或執行人員可能同意之較後時間)前，June Glory須知會執行人員及聯交所其有關修訂、延長要約或要約屆滿之意向。June Glory最遲須於結束日期下午七時正透過聯交所網站刊登公佈，列明要約是否已獲修訂、延長或已屆滿。該公佈亦須於隨後之營業日於香港報章(英文及中文)重新刊登，且列明(在修訂之情況下除外)：

- 接獲要約接納書所佔之股份總數；
- June Glory或與其一致行動人士於要約期間之前所持有、控制或可指示之股份總數；及
- June Glory或與其一致行動人士於要約期間所收購或同意收購之股份總數。

根據公司收購、合併守則3.5(c)、(d)及(f)規則規定，該公佈須包括投票權、股份權利、衍生工具及安排之詳情。該公佈亦須列明該等股份所佔之相關類別股本百分比及投票權百分比。

倘June Glory未能遵照公司收購、合併守則19規則之任何規定，則執行人員可能會按其可接納之條款要求已提交其接納表格接納要約之股東獲授撤回之權利，直至可達到19規則之規定為止。

(b) 計算接納書所佔股份數目時，就公佈而言，可能包括或不包括於各方面未完全遵照接納程序或仍須待核證之接納書。該等接納書之數目將另行列明。

(c) 根據公司收購、合併守則及上市規則之規定，所有有關要約(就此執行人員及(如適用)聯交所已確認彼等並無任何進一步意見)之公佈，須於最少一份主要英文報章及一份主要中文報章內刊登付款公佈，而於各情況下，報章須每日刊發，並一般於香港流通。

4. 撤回之權利

除於公司收購、合併守則19.2規則規定所載之情況外，股東提交之要約接納書將為不可撤銷及不可撤回。此乃為倘June Glory未能遵照本附錄第3段所載之規定，則執行人員可能會按其可接納之條款要求已提交要約接納表格之股東獲授撤回之權利，直至達到該段所載之規定為止。

5. 根據要約購入之股份

根據要約購入之股份將為繳足，且不附帶任何留置權、押記、抵押、產權負擔及任何性質之任何其他第三者權利或權益，並附帶股份所附之所有權利、利益及權益(包括就股份而言，收取於二零零三年十月十五日或之後宣派、作出或支付之全部股息及分派之權利)。

6. 海外股東

(a) 關注到有關向海外股東提出要約所引致之海外司法權區影響(該等影響可包括抵觸法例、存案及註冊規定或須遵從之其他規定)，要約將不會向任何除外股東提出。公司已根據公司收購、合併守則8規則附註3之規

定向執行人員申請不向除外股東(即登記地址於除外國家之股東)提出要約。除外國家包括新加坡、英國及加拿大。執行人員已同意不向除外股東提出要約。

(b) 由於向香港居民以外之人士提出要約或會受到有關司法權區之法例影響，因此，海外股東應自行符合及遵守一切相關法例規定。

(c) 欲接納要約之海外股東須自行全面遵守任何有關司法權區法例，取得任何所需官方批准或其他方面之許可，以及辦理其他必要手續或遵守法例規定。

(d) 公司保留權利在未必於海外股東所居住司法權區流通之報章，以公佈或廣告之方式，知會股東(包括海外股東)任何有關要約之事項。儘管海外股東未有接獲或閱讀有關通告，亦將被視為已充份發出通告。

7. 接納及轉讓表格

各自行或由代表簽署接納表格之股東，向June Glory不可撤銷地承諾、聲明、保證及同意以下各項對其本身及其個人代表、繼承人、後繼者及承讓人具有約束力：

(a) 不論是否完全填妥，有關接納表格一經簽署，即代表：

(i) 就於表格上已填寫或視為已填寫股份數目之要約接納書而言，並於本文件所載或所指之條款及條件之規限下，除本附錄第4段所載或所指撤回之權利外，各接納書及決定一律不可撤銷；及

(ii) 承諾簽署任何其他與上述接納有關之文件，並採取及作出相關之其他行動及保證，包括但不限於確保彼等已接納或視為接納要約之股份及於二零零三年十月十五日或之後宣派、作出或支付之全部股息及分派轉讓予June Glory；

(b) 有關接納書而應付之印花稅為每1,000港元或其部份徵收1港元，該款項將於須向接納要約之股東應付之款項中扣除，要約者將安排支付；

(c) 根據要約購入之股份均由該等人士繳足出售，且不附帶任何留置權、押記、抵押、產權負擔及任何性質之任何其他第三者權利或權益，並附帶股份所附之所有權利、利益及權益(包括就股份而言，收取於二零零三年十月十五日或之後宣派、支付或作出之全部股息及分派之權利)；

(d) 有關股東將儘快向股份過戶登記處(地址載於本附錄第1(l)段)送交要約已獲接納或視為已獲接納且無有效撤回之所持全部股份之股票及／或轉讓收據及／或任何其他所有權文件(及／或任何令人滿意之賠償保證或就此所需之賠償保證)，或June Glory可接納之賠償保證以作代替；

(e) 簽署及送交有關接納表格予股份過戶登記處，即表示向June Glory作出個別及不可撤銷之授權及要求June Glory安排將任何有關要約之現金付款之支票按有關接納表格所列地址寄予名列有關接納表格之人士或代理人，倘接納表格並無列明有關資料，則按登記地址寄予名列首位之相關股份持有人或相關股份之唯一登記持有人，郵誤風險概由該等股東承擔；

(f) 本文件所載要約之條款及條件將載入有關接納表格並構成其中一部份，且應與接納表格一併參閱及詮釋；

(g) 就要約而言，彼將進行一切必要或適當之行動或事宜，使June Glory或其代理人或其指定之其他人士擁有接納要約之股份；

(h) 彼會遵從香港法院就涉及要約及接納表格之一切事宜所作出之裁決；

(i) 倘任何代理人接納要約，則有關代理人將視作向June Glory作出保證，接納表格所列之股份數目乃有關代理人為接納要約之實益擁有人代為持有之股份總數；

(j) 要約及其所有接納書、接納表格及根據要約訂立之所有合約，及根據該等條款已採取或已作出或視為已採取或已作出之所有行動，均須按香港法例詮釋。由有關股東或代表有關股東簽署之接納表格即代表該股東遵從香港法院就涉及要約及有關接納表格之一切事宜所作出之裁決，及股東同意沒有情況會限制June Glory以任何其他法例容許之方式或於任何具司法管轄權法院處理就要約及接納表格而確立之法律關係之產生、有效性、完成、詮釋或履行而展開法律行動、訴訟或法律程序之權利；

(k) 就有關未經核證表格內所持股份之任何要約接納書而言，June Glory之收款代理人保留權利作出必要或適當之有關改動、增訂或修改，致使任何聲稱要約接納書生效，以符合中央結算系統或其他系統之手續或規定，惟該等改動、增訂或修改須與公司收購、合併守則之規定一致，或須於執行人員同意下作出；

(l) 接納表格內所載或視作所載之條款、條文、指示及權力構成要約條款一部份。本附錄所載之條文應視作載入接納表格；及

(m) 正式簽署要約接納表格後，即表示授權June Glory、法國巴黎百富勤、任何June Glory之董事或彼等各自之代理人代表接納要約股東填妥及簽署接納表格及有關要約之任何文件以接納要約，並採取可能必須或適當之任何其他行動，以便將接納要約所涉及股份歸屬June Glory或其指定之人士。

倘已提交其接納表格之股東為海外股東，則彼認為其本身已全面遵守任何有關司法權區法例、取得任何及全部所需官方批准、外滙管制或其他方面之許可、辦理其他必要手續，以及支付有關於任何地區提出接納而應付之税項。

8. 一般資料

(a) 所有由股東送交或寄發予股東之通訊、通告、接納表格、股票、轉讓收據及其他所有權或賠償保證或任何其他性質之文件將由彼等或彼等指定之代理人送交，或寄發予彼等或彼等指定之代理人，郵誤風險概由彼等承擔。June Glory、法國巴黎百富勤或股份過戶登記處均不會就可能因此產生之任何損失或任何其他負債承擔任何責任。

(b) 隨附接納表格所載之條文構成要約條款一部份。

(c) 即使本附錄另有其他規定，June Glory之收款代理人及法國巴黎百富勤均有權將彼等各自或透過代表經由彼等其中一方所決定本文件或接納表格所載者以外之任何一個或多個地點或以任何方式接獲之接納書視為有效。

(d) 意外或蓄意遺漏(如有)向獲提出要約之任何人士寄發本文件及／或接納表格或以上其中之一者將不會導致要約無效。

(e) 倘June Glory於要約過程中修訂要約之條款，則所有股東(不論彼等已接納要約與否)將享有修訂條款之權利。經修訂之要約必須於寄發經修訂要約文件當日後最少14日仍然維持公開接受接納書。

(f) 根據要約應付予股東之代價，將根據要約之條款而悉數支付，無論June Glory是否有權或聲稱有權對任何該等股東行使有關權利之留置權、抵銷權、反索償或其他相類似權利均不會被考慮。

(g) June Glory並無意行使其有關強制性收購之權利，惟保留有關權利。

(h) 本文件及接納表格之中英文本文義如有任何歧義，概以英文為準。

股本

於最後可行日期，公司之法定及已發行股本如下：

法定：	*港元*
2,000,000,000股股份	200,000,000
已發行及繳足：	
772,181,783股股份	77,218,178

所有現已發行股份與其他現已發行股份享有同等權益，尤其包括股息、投票權及股本之權益。概無任何公司股本之部份在聯交所以外之任何證券交易所上市或買賣。

自二零零二年十二月三十一日起至最後可行日期，公司概無發行新股份。

於最後可行日期，公司亦無任何已發行可換股證券、購股權或認股權證。

財務資料概要

以下載列集團截至二零零二年、二零零一年及二零零零年十二月三十一日止三個年度根據香港公認會計原則編製之經審核綜合損益表(摘錄自公司年報),以及集團截至二零零三年及二零零二年六月三十日止六個月根據香港公認會計原則編製之未經審核綜合損益表(摘錄自於二零零三年九月十九日刊發之截至二零零三年六月三十日止六個月中期報告)之概要。截至二零零一年及二零零零年十二月三十一日止之經審核賬目,公司之核數師對集團一間在英屬處女群島註冊成立之公司所作出之投資公平值,因其財務資料被清盤人扣留而無法取得充足憑証,基於其審核範圍之限制而作出保留意見提出關注。

	截至二零零二年十二月三十一日止年度	截至二零零一年十二月三十一日止年度	截至二零零零年十二月三十一日止年度	(未經審核)截至二零零三年六月三十日止六個月	(未經審核)截至二零零二年六月三十日止六個月
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額	332,168	315,580	470,641	92,408	123,022
除稅前(虧損)/溢利	(136,225)	(382,803)	8,305	(39,491)	(57,878)
稅項	(363)	(13,944)	(2,391)	(146)	(1,000)
除稅後(虧損)/溢利	(136,588)	(396,747)	5,914	(39,637)	(58,878)
少數股東權益	(266)	23,013	5,611	(779)	376
股東應佔(虧損)/溢利	(136,854)	(373,734)	11,525	(40,416)	(58,502)
股息	—	—	—	—	—
每股(虧損)/溢利*(港仙)*	(17.72)	(48.40)	1.49	(5.23)	(7.58)

截至二零零二年、二零零一年及二零零零年十二月三十一日止三個年度及截至二零零三年及二零零二年六月三十日止六個月,集團概無任何非經常項目/特殊項目。

截至二零零二年及二零零一年十二月三十一日止兩個年度之經審核賬目

以下載列集團截至二零零二年及二零零一年十二月三十一日止年度之經審核綜合損益表、綜合資產負債表、綜合股本權益變動表、綜合現金流量表及賬目附註（複製自公司二零零二年年報第53至第114頁）。

綜合損益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	3	332,168	315,580
銷售成本		(318,831)	(297,006)
毛利		13,337	18,574
其他收入	3	8,755	26,881
分銷費用		(4,718)	(3,837)
行政開支	33(a)	(123,049)	(205,717)
其他經營開支		(3,835)	(1,823)
投資物業重估虧損	12(d)	(27,378)	(36,500)
豁免部份若干應付款項之收益		8,366	—
非買賣證券減值撥備		—	(140,047)
居間控股公司貸款撥備		—	(23,803)
呆壞賬撥備 — 一項其他應收賬款		—	(20,000)
物業按金減值撥備撥回		—	12,000
一間附屬公司清盤之收益		—	200
經營虧損	4	(128,522)	(374,072)
財務成本	5	(7,703)	(8,731)
除税前虧損		(136,225)	(382,803)
税項	6	(363)	(13,944)
除税後虧損		(136,588)	(396,747)
少數股東權益		(266)	23,013
股東應佔虧損	7	(136,854)	(373,734)
股息	8	—	—
每股基本虧損（*港仙*）	9	(17.72)	(48.40)

綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
固定資產	12	235,752	278,582
在建工程		—	20
非買賣證券	14	16,560	34,619
遞延税項資產	25	979	—
應收保固金	19	3,488	—
其他資產	15	2,326	2,273
		259,105	315,494
流動資產			
存貨	16	229,727	247,486
應收同系附屬公司款項	33	80	41
應收少數投資者款項	17	1,898	7,376
貿易及其他應收款項	18	103,212	150,463
應收客戶之合約工程總額	19	13,055	33,877
買賣證券	20	20,643	19,861
已抵押存款	30	101,604	132,598
現金及銀行存款	21	210,640	279,460
		680,859	871,162
流動負債			
應付居間控股公司款項	33	3	6
應付少數投資者款項	17	13,753	12,204
貿易及其他應付款項	22	190,710	221,985
應付客戶之合約工程總額	19	27,347	32,214
應付税項		34,433	37,523
短期借款	23	134,364	204,631
		400,610	508,563
流動資產淨值		280,249	362,599
總資產減流動負債		539,354	678,093

	附註	二零零二年 千港元	二零零一年 千港元
資金來源：			
股本	*26*	77,218	77,218
儲備	*27*	421,840	558,901
股東資金		499,058	636,119
少數股東權益		34,072	36,016
非流動負債			
長期借款	*24*	58	3,374
應付少數投資者款項	*17*	2,944	—
其他負債		3,222	2,584
		6,224	5,958
		539,354	678,093

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
於附屬公司之投資	13	420,225	421,369
其他資產	15	1,492	1,492
		421,717	422,861
流動資產			
貸款予附屬公司	34	4,666	—
其他應收款項	18	7,040	1,046
已抵押存款	30	56,574	114,168
現金及銀行存款	21	168,320	216,540
		236,600	331,754
流動負債			
貿易及其他應付款項	22	100,257	100,927
應付同系附屬公司款項	33	5	—
		100,262	100,927
流動資產淨值		136,338	230,827
總資產減流動負債		558,055	653,688
資金來源：			
股本	26	77,218	77,218
儲備	27	480,837	576,470
		558,055	653,688

綜合股本權益變動表

截至二零零二年十二月三十一日止年度

	二零零二年 *千港元*	二零零一年 *千港元*
於一月一日之股本權益總額	636,119	992,716
重估非買賣證券之虧絀	(360)	—
先前入賬為投資重估儲備 之非買賣證券減值	—	18,693
換算海外附屬公司賬目 所產生之滙兑差額	153	(1,397)
未於損益表中確認之淨收益	635,912	1,010,012
年內虧損	(136,854)	(373,734)
一間附屬公司清盤時變現之實繳盈餘	—	(159)
於十二月三十一日之股本權益總額	499,058	636,119

綜合現金流量表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營活動之現金流量			
經營業務所得／(動用)現金	29(a)	17,250	(99,396)
已付利息		(9,641)	(14,391)
已付香港利得稅		—	(86)
已退回香港利得稅		—	1,451
已付海外稅項		(37)	(2,560)
經營活動所得／(動用)現金淨額		7,572	(114,982)
投資活動之現金流量			
上市投資所收取股息		1,058	885
已付在建工程款項		—	(20)
購買固定資產		(1,796)	(8,986)
出售固定資產所得款項		434	249
出售買賣證券所得款項		18,590	—
已收利息		6,041	24,509
一間附屬公司清盤時之現金流出淨額	29(c)	—	(62)
投資活動所得現金淨額		24,327	16,575
融資活動之現金流量	29(d)		
新增借款		3,416	57,692
償還借款		(61,002)	(139,762)
一名少數投資者之投入資本		—	312
融資活動動用現金淨額		(57,586)	(81,758)
現金及現金等值項目減少		(25,687)	(180,165)
外幣滙兑變動影響		191	(1,397)
於一月一日之現金及現金等值項目		135,651	317,213
於十二月三十一日之現金及現金等值項目	29(e)	110,155	135,651

賬目附註

1. 組織及業務

東方有色集團有限公司(「本公司」)於百慕達註冊成立。本公司乃投資控股公司。本公司附屬公司主要業務及其他詳情載於賬目附註13。

2. 主要會計政策

(a) 編製基準

本公司及各附屬公司(「本集團」)之賬目乃根據香港之公認會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除下文會計政策披露之若干物業及證券投資以公平值列賬外，本集團賬目乃以歷史成本常規法編撰。

於本年度，本集團採納以下由香港會計師公會頒佈之會計實務準則(「會計實務準則」)，該等準則於二零零二年一月一日或以後開始之會計期間生效：

會計實務準則第1條	(經修訂)	財務報表之呈報
會計實務準則第11條	(經修訂)	外幣換算
會計實務準則第15條	(經修訂)	現金流量表
會計實務準則第34條	(經修訂)	僱員福利

除現金流量表重新分類及股本權益變動表之呈報外，採納該等經修訂之會計準則對截至二零零二年十二月三十一日止年度之賬目並無重大影響。

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之賬目。

附屬公司乃指本公司可直接或間接控制超過一半投票權之實體；有權規管該公司之財務及營運政策；委任或撤換董事會大部份成員，或控制董事會大部份投票權。

年內所收購或出售之附屬公司之業績自收購生效日期起或直至出售之生效日期(視乎情況而定)計入綜合損益表內。

本集團內所有重大公司間交易及結存均於綜合賬目時對銷。

出售一間附屬公司之收益或虧損乃指出售所得款項與本集團所佔該公司之資產淨值之差額，連同任何未攤銷之商譽或負商譽，或已撥入儲備但過去並未從綜合損益表中支銷或確認之商譽／負商譽。

少數股東權益乃指外間之股東在附屬公司內應佔經營業績及資產淨值之權益。

在本公司之資產負債表內，於附屬公司之投資乃按成本值減任何減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

(c)　商譽／負商譽

商譽乃指收購成本超逾於收購日本集團應佔所收購附屬公司淨資產之公平值之數額。

負商譽乃指本集團應佔所收購之資產淨值之公平值超逾收購成本之數額。

於二零零一年一月一日前因收購而產生之商譽乃於儲備中對銷。因該項商譽而產生之任何減值已計入損益表。本集團自二零零一年一月一日起並無進行任何收購。

(d)　收入確認

合約收入確認之會計政策載於附註2(i)。

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

經營租約租金收入乃按租約期以直線法確認。

出售已落成物業收入於物業所有權轉讓予買方時確認。

出售買賣證券收入於買賣證券所有權轉讓予買方時確認。

利息收入根據未償還之本金及適用之利率按時間比例確認。

股息收入於建立收取款項權利時確認。

(e)　固定資產

(i)　投資物業

投資物業乃所持土地及樓宇之權益，而該等土地及樓宇之建築及發展工程已完竣，並持作投資用途，任何租金收入均按公平原則磋商。

投資物業乃按獨立估值師每年釐定之公開市值列賬。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值，所得估值乃反映於年度賬目內。增值部份撥入投資物業重估儲備；減值部份首先以整個物業投資組合為基礎與先前增值之部份對銷，其後則從經營溢利中扣除。其後如有任何增值將以先前扣減之金額為限撥入經營溢利。

在出售投資物業時，先前重估有關之已變現部份，自投資物業重估儲備撥入損益表。

(ii)　其他物業

其他物業乃指非投資物業及發展中物業之土地及樓宇權益，並按成本值減累計折舊及累計減值虧損列賬。

(iii)　其他固定資產

其他固定資產包括租賃物業裝修、廠房及機器、傢俬、裝置及設備及汽車，乃按成本值減累計折舊及累計減值虧損列賬。

(iv)　折舊

根據有效期二十年或以下之租約持有之投資物業乃按租約之尚餘年期折舊。

租賃土地乃按租約剩餘之年期攤銷。其他固定資產乃按直線法於其估計可使用年期內，以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下：

租賃土地	按租約尚餘年期
樓宇	2% — 5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5% — 50%
傢俬、裝置及設備	10% — 25%
汽車	20% — 30%

將固定資產重修至其正常運作狀態之重大支出於損益表中支銷。資產改良支出乃資本化，並按其預計可用年期折舊。

(v)　減值／銷售之收益或虧損

本集團於每個結算日均會透過其內部及外界資料，以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值，則對資產之可收回價值作出評估，及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認，除非該資產乃以估值列賬，而減值虧損並無超過該資產之重估盈餘，在此情況下，減值虧損則列作重估減值。

除投資物業外，出售固定資產之收益或虧損乃出售有關資產所得款項淨額與其賬面值之差額，並於損益表中確認。任何仍屬於有關資產之重估儲備餘額乃轉撥至保留盈利(累計虧損)，並列作儲備變動。

(f) ***證券投資***

(i) *非買賣證券*

持有作非買賣用途之投資乃按公平值列賬，個別證券之公平值之變動乃計入投資重估儲備或於投資重估儲備中扣除，直至出售該等證券或確定該等證券出現減值為止。於出售後，累計收益或虧損(即有關證券之銷售所得款項淨額與其面值之差額)以及轉撥自投資重估儲備之任何盈餘／虧絀乃於損益表中處理。

倘有客觀證據顯示個別投資出現減值，則記錄於重估儲備之累計虧損將轉撥往損益表。

(ii) *買賣證券*

買賣證券乃按公平值列賬。於每個結算日，買賣證券之公平值變動引致之未變現收益或虧損淨額均在損益表中確認。出售買賣證券之溢利或虧損(即出售所得款項淨額與賬面值之差額)在產生時於損益表中確認。

(g) ***存貨***

(i) *製造及貿易*

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算，包括原料、直接勞工及應佔之生產成本。可變現淨值乃以預期出售所得款項減估計銷售費用基準計算。

(ii) *發展中物業、持作出售之物業或土地*

發展中物業乃指在建土地及樓宇。發展中物業及持作出售之物業或土地乃按成本值及可變現淨值兩者中之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支及該等物業之其他直接開發成本，包括利息及有關出售物業之其他開支。可變現淨值由董事按個別物業之現行市場價格估計，扣除預期出售時涉及之任何其他費用。

(h) ***貿易及其他應收款項***

貿易及其他應收賬款如被視為呆賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(i) ***在建工程合約***

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百分比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百分比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

已發生之成本總額及於每份合約中確認之溢利／虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(j) ***現金及現金等值項目***

就現金流量表而言，現金及現金等值項目包括手頭現金、銀行通知存款、於投資日起計三個月內或以下到期之現金投資、銀行透支及信託收據銀行借款。

(k) ***撥備***

當本集團因為過往事件須承擔現有之法律或推定責任，而在履行責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認為撥備。當本集團預計撥備可獲償付，如根據保險合約獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

(l) ***遞延稅項***

遞延稅項乃因應就課稅而計算之溢利與賬目所示之溢利兩者間之時差，若預期將於可預見將來支付或收回之負債或資產，即以負債法撥備。

(m) ***或然負債及或然資產***

或然負債乃指因過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否出現才能確認，而本集團並不能完全控制這些未來事件會否出現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認，但會在賬目附註中披露。若資源流出之可能性改變導致可能出現資源流出，則會確認撥備。

或然資產乃指因為過往事件而可能產生之資產，其存在只能就一宗或多宗事件會否出現才能確認，而本集團並不能完全控制這些未來事件會否出現。

或然資產不會確認，但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入，則確認為資產。

(n) 僱員福利

(i) 僱員應享假期

僱員在年假及長期服務休假之權利在僱員應享有時確認，並會因應僱員於截至結算日止期間提供服務而應享之年假及長期服務休假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

(ii) 退休金責任

本集團參與多個定額供款退休金計劃，計劃之資產一般由獨立管理之基金持有。退休金計劃一般由僱員及有關本集團公司供款。

(o) 租賃資產

(i) 融資租賃

融資租賃乃指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者為準)予以資本化。每期租金均分攤為資本性支出及財務費用，以達到資本結欠比率常數比率。相應租賃承擔在扣除財務費用後計入負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年期或租約期(以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃乃指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款，在扣除自出租公司收取之任何獎勵金後，於租約期內以直線法在損益表中支銷。

(p) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部份成本。

所有其他借貸成本均於產生年度內在損益表中支銷。

(q) ***外幣換算***

以外幣進行之交易，均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均於損益表中處理。

附屬公司以外幣顯示之資產負債表均按結算日之滙率換算，而損益表則按平均滙率換算。由此產生之滙兑差額作為儲備變動入賬。

(r) ***分類報告***

按照本集團之內部財務報告，本集團已決定以業務分類作為主要報告方式，而地區分類則以次要報告方式呈列。

未分配成本乃指企業整體性開支。分類資產主要包括固定資產、證券投資、存貨、應收款項及營運現金。分類負債包括營運負債，但不包括如税項及若干企業借款等項目。資本開支計有增購固定資產，包括透過收購附屬公司而添置之資產。

至於地區分類報告，銷售額乃以客戶所在國家為基準，而總資產及資本開支乃按資產所在地計算。

3. 營業額、收入及分類資料

本集團主要從事建築及工程合約業務、石油及化工產品、門類及防火材料之製造及貿易、物業租賃、物業發展及證券投資及買賣。

	二零零二年 *千港元*	二零零一年 *千港元*
(a) 營業額		
建築及工程合約	250,272	252,014
製造及貿易	62,591	50,598
物業租賃	10,472	12,083
物業發展	7,421	—
證券投資及買賣	1,412	885
	332,168	315,580
(b) 其他收入		
居間控股公司之利息收入	—	2,451
銀行存款之利息收入	6,041	14,809
貸款予第三方之利息收入	—	1,166
因法庭判決有利本集團而來自第三方之利息收入	—	6,083
其他	2,714	2,372
	8,755	26,881
總收入	340,923	342,461

(c) 主要報告方式—業務分類

根據本集團之內部財務報告方式，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

建築及工程合約：	設計及安裝玻璃幕牆及鋁窗、機電工程施工及其他合約業務。
製造及貿易：	石油及化工產品、木門及防火材料製造及貿易。
物業租賃：	從出租物業賺取租金收入，並自物業升值中獲取收益。
物業發展：	發展住宅及商業物業。
證券投資及買賣：	買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

分類營業額及業績

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		抵銷項目		總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
外部客戶銷售	250,272	252,014	62,591	50,598	10,472	12,083	7,421	–	1,412	885	–	–	332,168	315,580
業務單位間之銷售	–	–	19,516	–	–	–	–	–	–	–	(19,516)	–	–	–
	250,272	252,014	82,107	50,598	10,472	12,083	7,421	–	1,412	885	(19,516)	–	332,168	315,580
業績														
分類業績	(91,845)	(160,916)	(7,125)	(6,573)	(19,355)	(41,945)	8,674	(126)	2,590	(138,367)	–	–	(107,061)	(347,927)
未分配之企業開支淨額													(21,461)	(26,145)
經營虧損													(128,522)	(374,072)
財務成本													(7,703)	(8,731)
稅項													(363)	(13,944)
少數股東權益													(266)	23,013
股東應佔虧損													(136,854)	(373,734)

分類資產負債表及其他分類資料

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產負債表												
分類資產	146,763	208,415	25,514	50,407	217,542	243,462	226,073	237,867	43,468	69,093	659,360	809,244
未分配之企業資產											280,604	377,412
總資產											939,964	1,186,656
分類負債	167,065	165,357	10,938	10,961	6,249	4,057	34,315	66,080	1	8	218,568	246,463
未分配之企業負債											188,266	268,058
總負債											406,834	514,521
其他資料												
年內產生之資本開支	503	2,579	938	2,241	56	–	63	4	–	–		
折舊	2,026	3,161	2,006	2,054	246	–	–	145	3	1		
於損益表中確認之減值虧損	8,349	6,327	–	6,209	–	–	–	–	–	–		
直接計入股本權益之減值虧損	–	–	–	–	–	–	–	–	360	–		
折舊以外之非現金開支/(收入)	10,575	58,745	570	6,209	27,468	37,523	–	–	(1,319)	139,034		

(d) *次要報告方式 — 地區分類*

本集團業務遍佈全球，但主要於四個經濟地區經營業務。除少部份收入來自澳洲及其他東南亞國家外，香港及澳門、及中華人民共和國(除香港及澳門以外)(「中國」)為本集團所有業務之主要市場。

本集團之業務主要於四個地區經營：

香港及澳門：	建築及工程合約、製造及貿易、物業租賃及證券投資及買賣
中國：	建築及工程合約、製造及貿易及物業發展
澳洲：	物業發展
東南亞國家：	製造及貿易

於呈列地區分類之資料時，分類收益乃按客戶之地區位置為計算基準。分類資產及資本開支則按資產之地區位置為計算基準。

	香港及澳門		中國		澳洲		東南亞國家		總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
對外銷售	193,797	142,401	130,530	173,179	7,421	—	420	—	332,168	315,580
分類資產	376,425	432,227	275,510	370,031	7,425	6,986	—	—	659,360	809,244
資本開支	802	6,009	994	2,977	—	—	—	—	1,796	8,986

4. 經營虧損

經營虧損經扣除／(計入)以下各項列賬：

	二零零二年	二零零一年
	千港元	*千港元*
投資物業之租金及管理費收入總額	(10,472)	(12,083)
減：開支	1,964	1,823
	(8,508)	(10,260)
售出存貨成本	38,743	28,386
退休金計劃供款，扣除已沒收供款	1,358	1,923
以下項目之經營租賃		
土地及樓宇	4,751	3,806
廠房及機器	—	221
	4,751	4,027
減：撥充發展中物業之金額	(241)	(221)
	4,510	3,806
核數師酬金	2,200	3,067
滙兑收益淨額	(3,413)	(594)
出售固定資產(收益)／虧損	(959)	100
固定資產之減值虧損	9,394	7,543
折舊		
自置固定資產	4,703	6,477
租賃固定資產	143	103
	4,846	6,580
減：撥充發展中物業之金額	(146)	(145)
	4,700	6,435
員工成本(不包括董事酬金，*見附註10*)	57,059	66,054
陳舊存貨及可變現淨值撥備	1,171	5,236
呆壞賬撥備(不包括一項其他應收賬款)	7,031	47,744
應收客戶之合約工程總額之撥備	347	11,935
不可收回之銀行存款撥備(*見附註21(a)*)	4,700	—
重估買賣證券之未變現收益	(1,319)	(1,011)

5. 財務成本

	二零零二年 *千港元*	二零零一年 *千港元*
銀行借款及透支		
須於五年內悉數償還	9,450	14,016
毋須於五年內悉數償還	126	344
少數投資者借款		
須於五年內悉數償還	40	—
融資租賃	25	31
	9,641	14,391
減：撥充發展中物業之借貸成本(a)	(1,938)	(5,660)
	7,703	8,731

(a) 借貸成本按年利率5.04%至6.44%(二零零一年：5.17%至9.61%)撥充資本。

6. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備(二零零一年：無)。海外溢利之稅項乃以本年度估計應課稅溢利根據本集團經營業務所在國家之現行稅率計算。

	二零零二年 *千港元*	二零零一年 *千港元*
香港利得稅		
本年度撥備	—	—
過往年度(超額撥備)／撥備不足	(338)	544
海外稅項	1,680	13,400
遞延稅項 *(見附註25)*	(979)	—
	363	13,944

7. 股東應佔虧損

股東應佔綜合虧損包括於本公司賬目中約95,633,000港元(二零零一年：387,924,000港元)之虧損。

8. 股息

董事不建議就截至二零零二年十二月三十一日止年度派發股息(二零零一年：無)。

9. 每股虧損

每股基本虧損乃按普通股股東應佔綜合虧損約136,854,000港元(二零零一年：373,734,000港元)及年內已發行股份之加權平均數772,181,783股(二零零一年：772,181,783股)計算。

由於年內並無存在攤薄潛在股份，故並無呈列每股攤薄虧損。

10. 員工成本

	二零零二年 *千港元*	二零零一年 *千港元*
不包括董事酬金：		
工資	54,251	64,131
未用年假	1,470	—
退休金成本－定額供款計劃	1,338	1,923
	57,059	66,054

11. 董事及高級行政人員酬金

(a) 董事酬金

年內應付本公司董事之酬金總額如下：

	二零零二年 *千港元*	二零零一年 *千港元*
執行董事		
袍金	200	—
薪金及津貼	5,489	4,056
花紅	150	351
退休金計劃供款	20	—
獨立非執行董事		
袍金	1,107	510
	6,966	4,917

年內，本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償。

按董事數目及酬金範圍之董事酬金分析如下：

	二零零二年	二零零一年
零至1,000,000港元	6	3
1,000,001港元至1,500,000港元	—	—
1,500,001港元至2,000,000港元	1	1
2,000,001港元至2,500,000港元	1	1
	8	5

(b) ***五名最高薪金人士***

五名最高薪金人士包括兩名(二零零一年：兩名)執行董事，其酬金於上文(a)項中披露。其餘三名(二零零一年：三名)人士之酬金詳情如下：

	二零零二年 *千港元*	二零零一年 *千港元*
薪金及津貼	5,560	5,563
退休金計劃供款	321	391
	5,881	5,954

其餘三名(二零零一年：三名)最高薪金人士之酬金範圍如下：

	二零零二年	二零零一年
1,000,001港元至1,500,000港元	1	—
1,500,001港元至2,000,000港元	1	2
2,000,001港元至2,500,000港元	—	—
2,500,001港元至3,000,000港元	—	1
3,000,001港元或以上	1	—
	3	3

年內，本集團概無向該五名最高薪金人士支付任何酬金作為加入本集團之獎勵或作為離任之補償。

12. 固定資產

(a) 本集團於年內之固定資產變動如下：

	投資物業	土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值							
於二零零二年一月一日	233,300	40,611	11,070	15,676	18,119	7,795	326,571
添置	—	—	131	239	818	608	1,796
重新分類	10,100	(10,100)	—	—	(409)	409	—
轉撥至投資物業之撇減	(1,262)	—	—	—	—	—	(1,262)
轉撥至持作出售物業	—	(5,075)	—	—	—	—	(5,075)
在建工程轉出	—	—	—	20	—	—	20
重估虧絀	(27,378)	—	—	—	—	—	(27,378)
出售	—	(1,314)	—	(248)	(896)	(1,404)	(3,862)
滙兑調整	—	—	—	—	—	(3)	(3)
於二零零二年十二月三十一日	214,760	24,122	11,201	15,687	17,632	7,405	290,807
按成本值或估值之分析如下：							
成本值	—	24,122	11,201	15,687	17,632	7,405	76,047
專業估值－二零零二年	214,760	—	—	—	—	—	214,760
	214,760	24,122	11,201	15,687	17,632	7,405	290,807
累計折舊及減值虧損							
於二零零二年一月一日	—	8,207	7,876	11,244	14,304	6,358	47,989
本年度折舊	—	805	997	1,303	1,163	578	4,846
重新分類	1,262	(1,262)	—	—	(122)	122	—
轉撥至投資物業之撥回	(1,262)	—	—	—	—	—	(1,262)
轉撥至持作出售物業	—	(2,906)	—	—	—	—	(2,906)
減值虧損撇減	—	7,046	351	477	1,050	470	9,394
出售	—	(822)	—	(222)	(558)	(1,404)	(3,006)
於二零零二年十二月三十一日	—	11,068	9,224	12,802	15,837	6,124	55,055
賬面淨值							
於二零零二年十二月三十一日	214,760	13,054	1,977	2,885	1,795	1,281	235,752
於二零零一年十二月三十一日	233,300	32,404	3,194	4,432	3,815	1,437	278,582

(b) 根據融資租賃持有之固定資產賬面淨值約為211,000港元(二零零一年:240,000港元)。

(c) 投資物業以及土地及樓宇按其賬面淨值之分析如下:

	投資物業		土地及樓宇	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
位於香港				
長期租約(超過50年)	210,900	229,300	3,530	12,925
中期租約(10－50年)	—	—	4,172	9,791
位於中國				
長期租約(超過50年)	3,860	4,000	—	619
中期租約(10－50年)	—	—	5,352	7,565
位於香港及中國以外地區				
永久業權	—	—	—	1,504
	214,760	233,300	13,054	32,404

(d) 投資物業於二零零二年十二月三十一日由獨立測量師捷利行測量師有限公司按公開市值重新估值。約27,378,000港元(二零零一年:36,500,000港元)之重估虧絀已計入損益表。

(e) 部份投資物業以及土地及樓宇總面值約206,422,000港元(二零零一年:237,092,000港元)已抵押為本集團之銀行融資抵押品 *(見附註30)*。

13. 於附屬公司之投資

	本公司	
	二零零二年	二零零一年
	千港元	*千港元*
非上市股份—按成本值	695,296	695,296
減：減值撥備	(695,296)	(695,296)
	—	—
貸款予附屬公司(a)	100,141	99,861
減：附屬公司之貸款撥備(a)	(99,802)	(87,947)
	339	11,914
應收附屬公司款項(b)	931,941	847,537
減：應收附屬公司之款項撥備(b)	(512,055)	(438,082)
	419,886	409,455
	420,225	421,369

(a) 貸予附屬公司之貸款為無抵押，按商業貸款利率計算利息，並應要求償還。董事對貸予附屬公司之貸款之絕大部份能否收回仍存疑，於二零零二年十二月三十一日，已就拖欠之貸款作出99,802,000港元(二零零一年：87,947,000港元)之撥備。

(b) 應收附屬公司款項為無抵押及免息，並應要求償還。董事對應收附屬公司之款項之重大部份能否收回仍存疑，於二零零二年十二月三十一日，已就拖欠之應收款項作出512,055,000港元(二零零一年：438,082,000港元)之撥備。

(c) 董事認為附屬公司於二零零二年十二月三十一日之資產值並不少於其賬面值。

(d) 以下為本公司於二零零二年十二月三十一日之主要附屬公司之名單：

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股每股面值1港元	100	—	100	物業投資
爭輝有限公司	香港	500,000股每股面值1港元	100	—	100	提供管理服務
輝中有限公司	香港	10,000股每股面值1港元	100	—	100	物業投資
瑞和建築裝飾工程有限公司 (ii)	中國	2,000,000美元	52	—	52	鋁窗及玻璃幕牆之安裝
瑞和工程有限公司	香港／香港、澳門及中國	750,000股每股面值1港元	52	—	52	玻璃幕牆及鋁窗之設計及安裝
瑞和工程(中國)有限公司	香港／中國	600,000股每股面值1港元	52	—	52	投資控股、鋁窗及玻璃幕牆之安裝
東莞百聞防火門有限公司 (iii)	中國	12,062,711元人民幣	52	—	52	製造防火門
東昌(香港)有限公司	香港	2股每股面值1港元	100	—	100	物業投資
銀豐工程有限公司	香港／香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	52	—	52	銷售及安裝防火材料及產品
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元及4股每股無投票權遞延股每股面值1美元	52	—	52	投資控股
Fantasia Venture Limited	英屬處女群島／中國	1股面值1美元	100	—	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	100	—	100	物業投資

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	本集團之實際持股量	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	100	—	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資
廣州市番禺區嘉駿化工有限公司	中國	500,000元人民幣	100	—	100	製造石油化工產品
積架發展有限公司	英屬處女群島	1股面值1美元	100	—	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	100	—	100	石油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	100	—	100	投資控股
Jaeger Trading (Overseas) Limited	尼維斯群島	2股每股面值1愛爾蘭元	100	—	100	提供代理及顧問服務
金文實業有限公司	香港	1,000股每股面值1港元	100	—	100	證券買賣
景禮發展有限公司	香港	1,000股每股面值1港元	100	—	100	為其他集團公司提供融資服務
淩駿有限公司	香港	2股每股面值1港元	100	—	100	物業投資
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	100	—	為其他集團公司提供融資服務
ONFEM Investments Limited	英屬處女群島／香港	100股每股面值10美元	100	100	—	投資控股

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 本集團之實際持股量	直接由本公司持有	間接由本公司持有	主要業務
Pedviking Pty. Limited	澳洲	250股每股面值1澳元	100	—	100	物業發展
多利加建設工程有限公司	中國	5,000,000美元	51	—	51	電機及機械工程業務
多利加工程(集團)有限公司	英屬處女群島／香港及中國	100股每股面值1美元	51	—	51	投資控股
多利加工程有限公司	香港	1,000,000股每股面值0.01港元及1,000,000股無投票權遞延股每股面值1港元	51	—	51	電機及機械工程業務
Polycrown International Engineering Limited Inc.	巴拿馬共和國	500股每股面值1美元	51	—	51	貿易、市場推廣及設計
緯利有限公司	薩摩亞／挪威	1股面值1美元	100	—	100	投資控股
上海金橋瑞和裝飾工程有限公司(iv)	中國	2,040,000美元	47	—	47	鋁窗及玻璃幕牆貿易及安裝
天業管理有限公司	香港	2股每股面值1港元	100	—	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資
Virtyre Limited	香港	2股每股面值10港元	100	—	100	物業投資
Wellstep Management Limited	英屬處女群島／香港	30,000股每股面值1美元	52	—	52	投資控股
燊利有限公司	香港	100股每股面值10港元	100	—	100	證券買賣
珠海東方海天置業有限公司(v)	中國	44,000,000元人民幣	80	—	80	物業發展

(i) 除另有指明外，所持有之股份類別均屬普通股。截至二零零二年十二月三十一日止年度內任何時間，各附屬公司概無發行任何借貸股本。

(ii) 瑞和建築裝飾工程有限公司(「瑞和建築」)乃一間於中國成立之中外合作合營企業，營運期為期30年，直至二零二七年為止。根據合營協議之條款，本集團將每年支付中方合營者固定金額300,000元人民幣。本集團有權分享向中方合營者作出分派後瑞和建築之所有溢利╱虧損。於合營期完結時，瑞和建築之資產分派方法將由合營雙方商討作出。

(iii) 東莞百聞防火門有限公司(「東莞百聞」)乃一間於中國成立之中外合資合營企業，營運期為期12年，直至二零零五年為止。根據合營協議之條款，本集團承諾每年支付中方合營者固定金額60,000元人民幣。本集團有權分享向中方合營者作出分派後東莞百聞之所有溢利╱虧損。

(iv) 上海金橋瑞和裝飾工程有限公司乃一間在中國成立之中外合作合營企業，營運期為期15年，直至二零零八年為止。

(v) 珠海東方海天置業有限公司為於中國成立之中外合資合營企業，營運期為期8年，直至二零零七年為止。

(e) 本公司已承諾繼續對若干出現負債淨額之附屬公司日後營運提供資助。

14. 非買賣證券

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
股本證券：		
公平值		
香港上市	16,560	22,115
海外上市	—	12,504
	16,560	34,619
非上市證券成本值(a)	243,600	243,600
減：減值撥備	(243,600)	(243,600)
	—	—
	16,560	34,619
上市證券之公開市值	16,560	34,619

(a) 二零零二年十二月三十一日，本集團持有京域高速公路有限公司(「京域」)普通股本約15.3%(二零零一年：15.3%)。京域於英屬處女群島註冊成立。根據香港特別行政區高等法院於二零零零年六月十二日向京域主要附屬公司京冠高速公路有限公司(「京冠」)發出之清盤令，清盤人已扣留京冠之所有財務資料。董事認為，京域之原投資成本約為243,600,000港元被視為不可追回，因此已作全數撥備。

15. 其他資產

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
可轉讓債券	1,492	1,492	1,492	1,492
其他	834	781	—	—
	2,326	2,273	1,492	1,492

16. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
製造及貿易(a)		
原料	7,007	12,380
在製品	1,052	8,675
製成品	9,529	12,897
	17,588	33,952
減：陳舊存貨撥備	(6,842)	(6,170)
	10,746	27,782
發展中物業 — 位於中國(b)	215,772	211,719
持作出售物業	2,709	6,986
持作出售機器	4,713	4,713
減：可變現淨值撥備	(4,213)	(3,714)
	500	999
	229,727	247,486

(a) 若干存貨乃根據信託收據貸款安排持有*(見附註30)*。

(b) 發展中物業預期於一年後收回，其他存貨均預期於一年內收回。

17.　應收／應付少數投資者款項

與少數投資者之間之結餘為無抵押、免息及無固定還款期。

18.　貿易及其他應收款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
貿易及合約應收款項，淨額(a)	70,986	113,207	—	—
應收保固金 *(見附註19)*	18,313	24,767	—	—
按金	7,820	3,753	6,335	—
預付款項	1,260	918	221	83
其他	4,833	7,818	484	963
	103,212	150,463	7,040	1,046

(a)　貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
0至30日	44,804	32,964
31至60日	12,435	26,630
61至90日	5,045	12,917
超過90日	94,862	119,825
	157,146	192,336
減：呆壞賬撥備	(86,160)	(79,129)
	70,986	113,207

本集團一般自發票日期起給予30日至60日信貸期。

19. 在建工程合約

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
已發生之合約成本加 應佔溢利減可見將來之虧損	1,211,952	1,575,888
減：目前之工程進度賬款	(1,226,244)	(1,574,225)
	(14,292)	1,663
包括於流動資產／(負債)：		
應收客戶之合約工程總額	13,055	33,877
應付客戶之合約工程總額	(27,347)	(32,214)
	(14,292)	1,663

於二零零二年十二月三十一日，客戶持有合約工程保固金3,488,000港元(二零零一年：無)及18,313,000港元(二零零一年：24,767,000港元)已分別計入於長期應收保固金及於附註18之本集團的應收賬款及其他應收款項。

20. 買賣證券

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
按公平值：		
香港上市之股本證券	7,738	4,297
海外上市之股本證券	12,905	—
非上市之投資基金	—	15,564
	20,643	19,861
上市證券之公開市值	20,643	4,297

21. 現金及銀行存款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
銀行存款(a)	210,514	279,155	168,320	216,540
手頭現金	126	305	—	—
	210,640	279,460	168,320	216,540

(a) 於二零零二年十二月三十一日，由於與一家銀行之糾紛，本公司之銀行存款約11,717,000港元(二零零一年：36,000,000港元)被該銀行凍結。董事認為，本公司可自銀行取回至少7,017,000港元。因此，就其餘額約4,700,000港元已作撥備。

22. 貿易及其他應付款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
貿易、票據及合約應付賬款(a)	121,181	130,909	85	89
應付保固金	7,590	9,971	—	—
應付土地成本	—	28,285	—	—
應計費用及應付建築成本	33,061	31,055	3,355	2,578
撥備(b)	7,028	7,236	96,817	98,260
臨時收款	5,016	3,749	—	—
已收租金按金	1,557	922	—	—
其他	15,277	9,858	—	—
	190,710	221,985	100,257	100,927

(a) 貿易、票據及合約應付賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
0至30日	28,893	22,403
31至60日	2,085	9,089
61至90日	2,182	7,500
超過90日	88,021	91,917
	121,181	130,909

(b)　***撥備***

	本集團		
	合約工程之撥備	**其他**	**總額**
	千港元	*千港元*	*千港元*
於二零零二年一月一日	7,028	208	7,236
減：已動用金額	—	(208)	(208)
於二零零二年十二月三十一日	7,028	—	7,028

合約工程撥備指承包商及其他第三者就若干合約工程向本集團提出索償之款項。

	本公司
	銀行擔保撥備
	千港元
於二零零二年一月一日	98,260
減：未動用款項撥回	(1,443)
於二零零二年十二月三十一日	96,817

該款項指本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供之企業擔保而作出之撥備。

23.　短期借款

	本集團	
	二零零二年	**二零零一年**
	千港元	*千港元*
銀行透支，有抵押	67,444	76,162
信託收據借款，有抵押	26,024	31,647
銀行借款，有抵押	26,526	60,089
長期借款之即期部份*(見附註24)*	11,050	36,733
少數投資者之借款(a)	3,320	—
	134,364	204,631

(a)　該項結餘為無抵押，年息率為5.31%，並須於下年度償還。

24. 長期借款

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
借款(a)		
無抵押	—	1,666
有抵押	10,881	38,191
	10,881	39,857
融資租賃之責任(b)	227	250
	11,108	40,107
長期借款之即期部份 *(見附註23)*	(11,050)	(36,733)
	58	3,374

本集團之長期借款分析如下：

	二零零二年	二零零一年
	千港元	*千港元*
銀行借款		
須於五年內悉數償還	10,881	37,434
毋須於五年內悉數償還	—	757
	10,881	38,191
少數投資者借款及融資租賃之責任		
須於五年內悉數償還	227	250
毋須於五年內悉數償還	—	1,666
	227	1,916
	11,108	40,107

(a) 於二零零二年十二月三十一日，本集團之銀行借款及其他借款(不包括融資租賃負債)須於以下期間償還：

	銀行貸款		少數投資者借款	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
一年內	10,881	36,617	—	—
第二年	—	193	—	—
第三至第五年	—	624	—	—
第五年後	—	757	—	1,666
	10,881	38,191	—	1,666

(b) 於二零零二年十二月三十一日，本集團之融資租賃負債須於以下期間償還：

	二零零二年	二零零一年
	千港元	千港元
一年內	192	136
第二至第五年	64	159
	256	295
融資租賃之未來融資費用	(29)	(45)
融資租賃負債之現值	227	250

融資租賃負債之現值如下：

	二零零二年	二零零一年
一年內	169	116
第二至第五年	58	134
	227	250

25. 遞延稅項資產

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
於一月一日	—	—
轉自損益表 *(見附註6)*	979	—
於十二月三十一日	979	—
就以下項目：		
稅務虧損	979	—

未於賬目作撥備之潛在遞延稅項資產包括：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
加速折舊免稅額	(205)	58
稅務虧損	62,311	57,454
	62,106	57,512

由於未能確定資產能否在可見將來實現，因此上述潛在遞延稅項資產／(負債)未於賬目中確認。

26. 股本

	二零零二年		二零零一年	
	股數	金額	股數	金額
	千股	*千港元*	*千股*	*千港元*
法定：				
每股面值0.1港元普通股	2,000,000	200,000	2,000,000	200,000
已發行及繳足：				
每股面值0.1港元普通股	772,182	77,218	772,182	77,218

27. 儲備

(a) 本集團

本年度儲備之變動列示如下：

	股份溢價	實繳盈餘	資本贖回儲備	投資重估儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	409,738	601,574	769	(18,693)	(77,890)	915,498
換算海外附屬公司賬目所產生之滙兑差額	—	—	—	—	(1,397)	(1,397)
先前入賬為投資重估儲備之非買賣證券減值	—	—	—	18,693	—	18,693
一間附屬公司清盤時變現之實繳盈餘	—	(159)	—	—	—	(159)
年內虧損	—	—	—	—	(373,734)	(373,734)
於二零零一年十二月三十一日	409,738	601,415	769	—	(453,021)	558,901
換算海外附屬公司賬目所產生之滙兑差額	—	—	—	—	153	153
重估非買賣證券之虧絀	—	—	—	(360)	—	(360)
本年度虧損	—	—	—	—	(136,854)	(136,854)
於二零零二年十二月三十一日	409,738	601,415	769	(360)	(589,722)	421,840

(b) 本公司

本年度儲備之變動列示如下：

	股份溢價	實繳盈餘	資本贖回儲備	累計虧損	總計
	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	409,738	575,220	769	(21,333)	964,394
年內虧損	—	—	—	(387,924)	(387,924)
於二零零一年十二月三十一日	409,738	575,220	769	(409,257)	576,470
年內虧損	—	—	—	(95,633)	(95,633)
於二零零二年十二月三十一日	409,738	575,220	769	(504,890)	(480,837)

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下本公司不能宣派或派發股息或分派實繳盈餘：倘(i)本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價賬之總和。

(d) 本公司於二零零二年十二月三十一日可供分派予股東之儲備總額約為71,099,000港元（二零零一年：166,732,000港元）。

28. 退休金債務

本集團為其香港之合資格僱員運作定額供款退休金計劃及強制性公積金（「強積金」）計劃。

本集團為其聘用之若干合資格之僱員（「僱員」）提供一項定額供款退休金計劃。本集團須以僱員月薪5%之比率作為計劃之每月供款。而倘參與此定額供款計劃之僱員自加入本集團之日起計服務滿10年，則可於退休或離職時領取僱主全部供款連同應計利息；倘自加入本集團之日起計服務滿3至9年，則可領取僱主供款之30%至90%。

香港特別行政區政府於二零零零年十二月一日推出強積金計劃（一項由獨立信託人管理之定額供款計劃）後，本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月按僱員根據強積金法例定義的現金收入5%分別作出供款。香港各附屬公司及僱員之供款上限均為每月1,000港元，超過此數額之額外供款屬自願性質，並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有，作為應計利益。應計利益投資所產生之投資收入或溢利（經計及該投資所產生之任何虧損後）亦即時歸屬予僱員。

本集團之供款於發生時列作開支，並以僱員在可全數獲得供款前退出計劃之沒收供款扣減。年內已動用合共519,000港元（二零零一年：507,000港元）之已沒收供款，而年終尚餘51,000港元（二零零一年：86,000港元）以減少未來供款。

本集團所有中國僱員均可享有退休保障，僱員退休金由中國政府資助之獨立管理退休計劃按月支付。個別人士之退休金乃根據該計劃之保單所指定之有關公式計算。本集團需供款予該計劃，除僱員按其基本薪金供款5%至7%外，本集團按中國僱員基本薪金供款5%至22.5%。

29. 綜合現金流量表附註

(a) 除税前虧損與經營業務所得／(動用)現金淨額之對賬

	附註	二零零二年 千港元	二零零一年 千港元
除税前虧損		(136,225)	(382,803)
利息收入		(6,041)	(24,509)
利息支出		7,703	8,731
折舊		4,846	6,580
重估投資物業虧損		27,378	36,500
固定資產減值虧損		9,394	7,543
出售固定資產(收益)／虧損		(959)	100
一間附屬公司清盤之收益	29(b)	—	(200)
上市投資股息收入		(1,058)	(885)
非買賣證券減值撥備		—	140,047
陳舊存貨及可變現淨值撥備		1,171	5,236
持作出售土地可變現淨值撥回		—	(409)
持作出售機器可變現淨值撥備		—	3,714
居間控股公司貸款撥備		—	23,803
呆壞賬撥備(不包括一項其他應收賬款)		7,031	47,744
呆壞賬撥備——一項其他應收賬款		—	20,000
應收客戶合約工程總額之撥備		347	11,935
出售買賣證券之變現收益		(354)	—
重估買賣證券之未變現收益		(1,319)	(1,011)
中國税項撥備		—	5,111
營運資本變動前經營虧損		(88,086)	(92,773)
應收保固金增加		(3,488)	—
其他資產增加		(53)	(436)
存貨減少／(增加)		20,695	(51,302)
居間控股公司貸款減少		—	3,298
應收同系附屬公司之款項增加		(39)	(337)
應收少數投資者款項減少		5,478	2,645
貿易及其他應收款項減少		40,220	33,540
應收／應付客戶合約工程總額減少		15,608	75,626
已抵押存款減少／(增加)		30,994	(14,082)
已凍結存款減少／(增加)		28,983	(36,000)
應付居間控股公司款項減少		(3)	(1,699)
應付少數投資者款項增加／(減少)		589	(11,277)
貿易及其他應付款項減少		(34,289)	(6,793)
其他負債增加		638	186
滙兑調整		3	8
經營業務所得／(動用)現金		17,250	(99,396)

(b)　***於二零零一年清盤之一間附屬公司***

	附註	二零零一年 千港元
已收現金代價	29(c)	—
減：出售之淨負債		
貿易及其他應收款項		651
現金及銀行存款		62
貿易及其他應付款項		(787)
		(74)
加：少數股東權益		(33)
變現實繳盈餘		159
		126
一間附屬公司清盤之收益	29(a)	200

(c)　***有關一間附屬公司清盤之現金及銀行存款流出淨額分析***

	附註	二零零一年 千港元
已收現金代價淨額	29(b)	—
出售之現金及銀行存款		(62)
		(62)

(d) ***年內融資變動之分析***

	短期及長期借款*	**少數投資者權益**
	千港元	*千港元*
於二零零一年一月一日	182,266	58,684
新增借款	57,692	—
償還借款	(139,762)	—
少數投資者應佔虧損	—	(23,013)
一名少數投資者投入資本	—	312
一間附屬公司清盤而引致之增加	—	33
於二零零一年十二月三十一日	100,196	36,016
新增借款	3,416	—
償還借款	(61,002)	—
轉撥至應付少數投資者款項	(1,656)	(2,248)
少數投資者應佔溢利	—	266
應佔換算海外附屬公司賬目之滙兑差額	—	38
於二零零二年十二月三十一日	40,954	34,072

* 上述短期及長期借款均不包括銀行透支及信託收據借款。

(e) ***現金及現金等值項目***

	二零零二年	**二零零一年**
	千港元	*千港元*
現金及銀行存款（不包括凍結存款）	203,623	243,460
銀行透支，有抵押	(67,444)	(76,162)
信託收據銀行借款，有抵押	(26,024)	(31,647)
	110,155	135,651

30. 銀行信貸

本集團於二零零二年十二月三十一日之銀行信貸合共約為163,823,000港元（二零零一年：292,636,000港元），而同日之未動用信貸約為9,251,000港元（二零零一年：51,434,000港元）。信貸之抵押包括：

(a) 本集團及本公司分別約101,604,000港元（二零零一年：132,598,000港元）及56,574,000港元（二零零一年：114,168,000港元）之定期存款；

(b) 賬面值合共約206,422,000港元（二零零一年：237,092,000港元）之若干投資物業、土地及樓宇；

(c) 本集團以信託收據借款安排持有之若干存貨；及

(d) 本公司及若干附屬公司所作之企業擔保。

31. 承擔

(a) 本集團於二零零二年十二月三十一日之未償付資本承擔如下：

	二零零二年 千港元	二零零一年 千港元
已訂約但未撥備		
購買物業、廠房及設備	—	155
發展中物業	142,385	137,485
	142,385	137,640

於二零零二年十二月三十一日，本公司並無任何未償付資本承擔(二零零一年：無)。

(b) 於二零零二年十二月三十一日，本集團根據不可撤回之經營租賃而於未來支付之最低租金如下：

	二零零二年 千港元	二零零一年 千港元
應付之日後最低租金：		
一年內	3,182	3,410
一年後但五年內	6,149	2,123
五年後	4,587	7,720
	13,918	13,253

於二零零二年十二月三十一日，本公司並無任何經營租賃之承擔(二零零一年：無)。

(c) 本集團根據經營租賃租出投資物業，租賃期一般為一至五年，可於磋商所有條款後續約。租約概無包括或然租金。

於二零零二年十二月三十一日，本集團根據不可撤回之經營租賃而於未來收取之最低租金收入如下：

	二零零二年 千港元	二零零一年 千港元
不多於一年	10,043	11,643
一年以上但五年內	8,786	7,244
	18,829	18,887

於二零零二年十二月三十一日，本公司概無任何租金收入之承擔(二零零一年：無)。

32. 或然負債

於二零零二年十二月三十一日存在之或然負債如下：

(a) 本集團就有關建築合約責任而向建築合約僱主作出之擔保約15,840,000港元(二零零一年：92,754,000港元)。

(b) 本公司就若干附屬公司所獲之銀行信貸而向多間銀行提供之企業擔保約106,900,000港元(二零零一年：255,103,000港元)。於二零零二年十二月三十一日，本公司就該等企業擔保於本公司之賬目作出撥備合共約96,817,000港元(二零零一年：98,260,000港元)*(見附註22(b))*。

(c) 本集團已承諾及履行為香港及中國多個客戶完成電機工程項目。就該等項目，本集團計有稅項債務。該等稅款可能引致日後潛在額外費用。由於無法可靠釐定額外費用(倘有)，本集團並無為此作出撥備。董事認為該事項並無對本集團造成任何財務方面的重大影響。

(d) 本集團有若干第三方就合約工程索償之尚未完結訴訟，為數合共約12,440,000港元(二零零一年：12,440,000港元)，本集團並無為此作出撥備。董事認為該事項並無對本集團造成財務方面的重大影響。

33. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

(a) 本集團與關連人士之重大交易如下：

	二零零二年	**二零零一年**
	千港元	*千港元*
應佔居間控股公司行政費用	626	2,863

董事認為，上述與關連人士之交易均按一般商業條款訂定，並在本集團日常及一般業務過程中進行。

(b) 居間控股公司及同系附屬公司之結餘均為無抵押、免息，且無固定還款期。

34. 貸款予附屬公司

	本公司	
	二零零二年	二零零一年
	千港元	*千港元*
貸款予附屬公司	18,489	—
減：附屬公司貸款撥備	(13,823)	—
	4,666	—

貸予附屬公司之貸款乃無抵押，按商業借貸利率計息，並須於下一年度償還。董事對貸予附屬公司貸款之重大部份能否收回仍存疑，於二零零二年十二月三十一日，本公司對未償還貸款作出撥備13,823,000港元(二零零一年：無)。

35. 最終控股公司

董事認為，最終控股公司為在庫克群島註冊成立之China Nonferrous Metals Holdings (Cook Islands) Limited。該公司以往由前國家有色金屬工業局(「國家有色金屬工業局」)為一個負責監督及管理中國有色金屬行業的政府機關)擁有。根據中國國家經濟貿易委員會於二零零一年二月十九日頒佈之通知，國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷。

香港特別行政區高等法院於二零零二年五月八日頒令將中國有色金屬(香港)集團有限公司(「有色金屬集團」)(本公司現時之居間控股公司及控股股東)清盤，並於二零零二年六月十九日頒令委任李約翰及蔣宗森為有色金屬集團之清盤人。本公司未獲清盤人知會對本公司有重大影響之有關有色金屬集團之任何重要發展。

36. 結算日後事項

於本報告日期，若干貿易債權人已向本公司兩間非全資擁有的附屬公司 — 瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)提出清盤呈請，理由為該等附屬公司無法償還其貿易債務合共約9,006,000港元，以及利息與其他費用。法院將聆訊押後至二零零三年四月二十八日。瑞和工程及瑞和中國目前準備向債權人提出重組債務計劃，並需本公司作出財務支持。

本集團於二零零二年十二月三十一日為134,364,000港元之短期借款內，已包括由瑞和工程及瑞和中國所借之49,067,000港元(「銀行債務」)。基於上述之清盤呈請，瑞和工程及瑞和中國收到一名銀行債權人(「銀行債權人」)要求償還銀行債務及應計利息合共約49,710,000港元之函件。本公司作為擔保人就銀行債務提供擔保，亦收到銀行債權人要求償還部份銀行債務之45,000,000港元之函件，本公司隨後已償付45,000,000港元及利息。於二零零二年十二月三十一日，本公司就上述之企業擔保已作悉數撥備 *(見附註22(b))*。除償付銀行債務外，董事認為，以上之清盤呈請對本集團之財務狀況並無造成重大影響。

37. 批准賬目

董事會已於二零零三年四月二十四日批准賬目。

中期財務資料

以下載列摘錄自本公司於二零零三年九月十九日刊登之截至二零零三年六月三十日止六個月中期報告。

簡明綜合損益表

截至二零零三年六月三十日止六個月

		截至六月三十日止六個月	
		二零零三年	二零零二年
		(未經審核)	(未經審核)
	附註	*千港元*	*千港元*
營業額	*2*	92,408	123,022
銷售成本		(70,101)	(107,839)
毛利		22,307	15,183
其他收入		4,623	6,612
分銷費用		(5,384)	(1,216)
行政費用		(39,430)	(63,620)
其他經營開支		(1,087)	(1,004)
重估投資物業之虧損		(17,390)	(10,000)
一間附屬公司清盤之收益		339	—
居間控股公司貸款撥備		—	(331)
經營虧損	*3*	(36,022)	(54,376)
財務成本		(3,469)	(3,502)
除税前虧損		(39,491)	(57,878)
税項	*5*	(146)	(1,000)
除税後虧損		(39,637)	(58,878)
少數權益		(779)	376
期內虧損淨額		(40,416)	(58,502)
每股基本虧損*(港仙)*	*7*	(5.23)	(7.58)

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年六月三十日（未經審核）千港元	二零零二年十二月三十一日（經審核）千港元
非流動資產			
物業、廠房及設備	8	216,545	235,752
非買賣證券		28,080	16,560
遞延税項資產		910	979
應收保固金		4,123	3,488
其他資產		1,683	2,326
		251,341	259,105
流動資產			
存貨	9	231,983	229,727
應收同系附屬公司款項		—	80
應收少數投資者款項		1,898	1,898
應收賬款及其他應收款項	10	66,255	103,212
應收客戶之合約工程總額		21,379	13,055
買賣證券		9,231	20,643
已抵押存款		71,326	101,604
現金及銀行存款	11	216,157	210,640
		618,229	680,859
流動負債			
應付居間控股公司款項	16(b)	3	3
應付少數投資者款項		14,667	13,753
應付賬款及其他應付款項	12	183,089	190,710
應付客戶之合約工程總額		25,962	27,347
應付税項		35,320	34,433
短期借款		98,861	134,364
		357,902	400,610
流動資產淨值		260,327	280,249
資產總額減流動負債		511,668	539,354

	附註	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
資金來源：			
股本	13	77,218	77,218
儲備		392,829	421,840
股東資金		470,047	499,058
少數權益		34,871	34,072
非流動負債			
長期借款		—	58
應付少數投資者款項		3,742	2,944
其他負債		3,008	3,222
		6,750	6,224
		511,668	539,354

簡明綜合股本權益變動表

截至二零零三年六月三十日止六個月

	(未經審核)						
				資本	投資		
	股本	股份溢價	繳納盈餘	贖回儲備	重估儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	77,218	409,738	601,415	769	(360)	(589,722)	499,058
非買賣證券重估盈餘	—	—	—	—	11,520	—	11,520
換算海外附屬公司賬目所產生之滙兑差額	—	—	—	—	—	(115)	(115)
期內虧損	—	—	—	—	—	(40,416)	(40,416)
於二零零三年六月三十日	77,218	409,738	601,415	769	11,160	(630,253)	470,047
於二零零二年一月一日	77,218	409,738	601,415	769	—	(453,021)	636,119
非買賣證券重估盈餘	—	—	—	—	9,443	—	9,443
期內虧損	—	—	—	—	—	(58,502)	(58,502)
於二零零二年六月三十日	77,218	409,738	601,415	769	9,443	(511,523)	587,060

簡明綜合現金流量表

截至二零零三年六月三十日止六個月

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
經營業務所得現金淨額	24,268	36,127
投資活動所得現金淨額	18,567	506
融資活動所動用現金淨額	(1,065)	(50,181)
現金及現金等值項目增加(減少)	41,770	(13,548)
期初現金及現金等值項目	110,155	135,651
期終現金及現金等值項目	151,925	122,103
現金及現金等值項目：		
現金及銀行存款(不包括一筆被凍結存款)	209,140	218,353
銀行透支	(53,932)	(70,587)
信託收據銀行借款	(3,283)	(25,663)
	151,925	122,103

賬目附註

1. 編製基準及會計政策

中期賬目乃根據由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號：「中期財務報告」而編製。

編製未經審核簡明綜合賬目所採用之會計政策與二零零二年年度賬目所採用者一致，惟本集團其一會計政策已作更改，以符合由香港會計師公會頒佈之第12號(經修訂)「所得稅」會計實務準則，該會計準則於二零零三年一月一日或以後開始之會計期間生效。

於採納經修訂第12號會計實務準則時，遞延稅項按資產及負債之稅基與其賬面值之暫時差額以負債法作出全面撥備，並根據結算日或主要於結算日適用之稅率釐定。

遞延稅項資產之確認以日後可能產生動用暫時差額備抵之應課稅溢利之情況為限。

遞延稅項按投資附屬公司所產生之暫時差額作出撥備，惟暫時差額撥回之時間如可加以控制及暫時差額於可見之未來可能不會撥回者除外。

於過往年度，遞延稅項乃就應課稅溢利與賬目溢利之時差以當時稅率入賬，惟以負債或資產預計於可見之未來可償還或收回之情況為限。採納此項準則對過往會計期間之業績並無重大影響。因此，毋須就過往期間作出調整。

2. 分類資料

(a) ***業務分類***

本集團業務包含下列主要業務分類：

建築及工程合約：	幕牆及鋁窗設計及安裝，以及與機電及機械工程有關之建築工程及其他工程承接業務。
製造及貿易：	石油、化工產品、木門及防火材料製造及貿易。
物業租賃：	從出租物業賺取租金收入，並自物業升值中獲取收益。
物業發展：	發展住宅及商用物業。
證券投資及買賣：	買賣及投資證券。

業務單位間之銷售額按當時市價計算。

本集團於期內按業務劃分之收入及業績分析如下：

	截至六月三十日止六個月													
	建築及工程合約		製造及貿易		物業租賃		物業開發		證券投資及買賣		抵銷項目		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
外部客戶銷售	54,825	85,971	28,344	27,018	5,622	5,017	–	5,016	3,617	–	–	–	92,408	123,022
業務單位間之銷售	–	–	1,069	21,668	–	–	–	–	–	–	(1,069)	(21,668)	–	–
	54,825	85,971	29,413	48,686	5,622	5,017	–	5,016	3,617	–	(1,069)	(21,668)	92,408	123,022
業績														
分類業績	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	–	–	(25,080)	(47,005)
未分配之企業開支淨額													(10,942)	(7,371)
經營虧損													(36,022)	(54,376)
財務成本													(3,469)	(3,502)
稅項													(146)	(1,000)
少數投資者權益													(779)	376
股東應佔虧損													(40,416)	(58,502)

(b) ***地區分類***

本集團業務遍佈全球，但主要在四個經濟區域經營。香港及澳門及中華人民共和國(除香港及澳門外)(「中國內地」)乃本集團全部業務之主要市場，另有小部份收入來自澳洲及其他東南亞國家。

分類營業額按客戶之地區分類。

	截至六月三十日止六個月									
	香港及澳門		中國內地		澳洲		東南亞國家		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	59,250	76,100	33,000	41,723	–	5,016	158	183	92,408	123,022
經營虧損(溢利)	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3. **經營虧損**

經營虧損已扣除（計入）以下各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	千港元	*千港元*
折舊：		
已擁有物業、廠房及設備	1,458	2,239
租賃物業、廠房及設備	83	129
出售物業、廠房及設備虧損（收益）	40	(1,103)
附屬公司清盤費用撥備	4,877	—
經營租賃租金	1,681	1,617
呆壞賬撥備	2,143	9,371
滙兑收益	(5,669)	(3,153)
重估買賣證券之未變現收益	(1,802)	(656)
投資物業之租金及管理費總收入	(5,622)	(5,017)

4. **員工成本**

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	千港元	*千港元*
包括本公司董事之酬金：		
薪酬及工資	18,841	34,600
退休金成本 — 定額供款計劃	745	862
長期服務金（撥備撥回）撥備	(39)	1,903
	19,547	37,365

員工成本減少之主要原因為瑞和集團及多利加集團之業務規模縮減導致員工人數減少。

5.　**稅項**

由於本集團期內無估計應課稅溢利，故並無就香港利得稅作出撥備。海外稅項按期內之估計應課稅溢利以本集團經營所在國家之現行稅率計算。

在簡明綜合損益表扣除之稅項如下：

	截至六月三十日止六個月	
	二零零三年 (未經審核) *千港元*	二零零二年 (未經審核) *千港元*
稅項包含：		
香港利得稅	—	—
海外稅項	146	1,000
	146	1,000

6.　**股息**

本公司之董事議決不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年六月三十日：無)。

7.　**每股虧損**

每股基本虧損乃根據普通股股東應佔未經審核綜合虧損約40,416,000港元(二零零二年六月三十日：58,502,000港元)及期內已發行股份之加權平均數772,181,783股(二零零二年六月三十日：772,181,783股)而計算。

由於截至二零零三年六月三十日止六個月並無具攤薄潛力之普通股，故並無呈列每股攤薄虧損。

8. **物業、廠房及設備**

	截至二零零三年六月三十日止六個月（未經審核）千港元	截至二零零二年十二月三十一日止年度（經審核）千港元
成本或估值		
期／年初	290,807	326,571
添置	1,064	1,796
轉撥至投資物業之撇減	—	(1,262)
轉撥至待售物業	—	(5,075)
自在建工程轉撥	—	20
重估減值	(17,390)	(27,378)
出售	(1,490)	(3,862)
滙兑調整	—	(3)
期／年終	272,991	290,807
成本或估值之分析如下：		
按成本	75,621	76,047
按專業估值(a)	197,370	214,760
	272,991	290,807
累計折舊及減值撥備		
期／年初	55,055	47,989
本年度折舊	1,541	4,846
轉撥至投資物業之撥回	—	(1,262)
轉撥至待售物業	—	(2,906)
減值虧損撇減	470	9,394
出售	(620)	(3,006)
期／年終	56,446	55,055
賬面淨值		
期／年終	216,545	235,752
期／年初	235,752	278,582

(a) 本集團之投資物業於二零零三年六月三十日由獨立測量師捷利行測量師有限公司按公開市值重新估值為197,370,000港元。

9. 存貨

	二零零三年六月三十日(未經審核) 千港元	二零零二年十二月三十一日(經審核) 千港元
製造及買賣存貨	10,288	10,746
發展中物業	218,986	215,772
持作待售物業	2,709	2,709
持作待售機器	—	500
	231,983	229,727

10. 應收賬款及其他應收款項

應收賬款及其他應收款項包括貿易及合約應收賬款，而貿易及合約應收賬款之賬齡分析如下：

	二零零三年六月三十日(未經審核) 千港元	二零零二年十二月三十一日(經審核) 千港元
0至30日	29,596	44,804
31至60日	6,729	12,435
61至90日	4,774	5,045
90日以上	6,442	8,702
	47,541	70,986

本集團給予客戶之信貸期一般為自發票日期起計30至60日。

11. 現金及銀行存款

於二零零三年六月三十日，現金及銀行存款內包括因與一間銀行(「該銀行」)之糾紛而被凍結之淨額約為7,017,000港元(二零零二年十二月三十一日：7,017,000港元)，即一筆銀行存款本金連利息但扣除不可收回部份之總額。於二零零三年八月十四日，本公司與該銀行訂立和解協議以解決糾紛，及其後該銀行已於二零零三年八月二十二日向本公司發回該筆淨額。

12. 應付賬款及其他應付款項

應付賬款及其他應付款項包括貿易、票據及合約應付賬款，而貿易、票據及合約應付賬款之賬齡分析如下：

	二零零三年六月三十日(未經審核) 千港元	二零零二年十二月三十一日(經審核) 千港元
0至30日	12,104	28,893
31至60日	3,096	2,085
61至90日	3,368	2,182
90日以上	51,845	88,021
	70,413	121,181

13. 股本

	二零零三年六月三十日(未經審核)		二零零二年十二月三十一日(經審核)	
	股份數目 千股	金額 千港元	股份數目 千股	金額 千港元
法定(每股面值0.1港元之普通股)	2,000,000	200,000	2,000,000	200,000
已發行及繳足(每股面值0.1港元之普通股)	772,182	77,218	772,182	77,218

於二零零三年五月二十九日，本公司採納一項新購股權計劃及終止本公司於一九九三年九月三十日採納之舊購股權計劃。截至二零零三年六月三十日止六個月，本公司並無根據該兩項購股權計劃授出可認購本公司股份之購股權。於二零零三年六月三十日，亦無尚未行使之購股權。

14. 資本承擔

於二零零三年六月三十日之未償付資本承擔如下：

	二零零三年六月三十日(未經審核) 千港元	二零零二年十二月三十一日(經審核) 千港元
已訂約但未作出撥備：		
發展中物業	146,619	142,385

15. 或然負債

於二零零三年六月三十日之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生的承擔(倘有)約11,684,000港元(二零零二年十二月三十一日：15,840,000港元)。

(b) 本公司就若干附屬公司所獲數間銀行信貸而向銀行作出之尚未解除的本公司擔保約106,900,000港元(二零零二年十二月三十一日：106,900,000港元)。

(c) 本集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目，本集團可能就有關之應付税款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有)，本集團並無作出有關撥備。

(d) 本集團面對遭第三者就工程合約索償約18,699,000港元(二零零二年十二月三十一日：12,440,000港元)之未完的訴訟，惟本集團並無作出有關撥備。

16. 關連人士交易

(a) 本集團在日常業務過程中與關連人士訂立以下重大交易。有關金額乃按不遜於跟其他第三方之條款而與該關連人士於日常業務過程中訂立。

	截至六月三十日止六個月	
	二零零三年 (未經審核) *千港元*	二零零二年 (未經審核) *千港元*
向同系附屬公司收取之租金及管理費收入	306	253

(b) 應付居間控股公司款項為無抵押、免息及無固定還款期。

17. 結算日後事項

於二零零三年九月八日，香港高等法院(「法院」)舉行押後聆訊，法院於同日分別向瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。瑞和工程及瑞和中國獲授之兩筆銀行信貸(見本公司日期為二零零三年九月十一日有關債務重組建議之公佈)，其中未償還款項分別約5,000,000港元(即本公司於二零零三年四月一日向有關銀行債權人償還約45,833,000港元後之有關銀行貸款餘額)及7,000,000港元已分別全數由本集團之資產或現金存款抵押。瑞和工程及／或瑞和中國之清盤可能導致銀行變現抵押資產或現金存款，但預期不會對本集團之財務狀況造成任何重大不利影響。

集團經調整備考綜合有形資產淨值報表

以下載列之集團經調整未經審核備考綜合有形資產淨值報表乃根據集團於二零零二年十二月三十一日之經審核綜合賬目所載之集團綜合有形資產淨值編製，並經調整如下：

	千港元
於二零零二年十二月三十一日之經審核綜合有形資產淨值	499,058
加： 截至二零零三年六月三十日止六個月之未經審核綜合除税及少數股東權益後虧損	(40,416)
於二零零三年六月三十日止六個月之重估非買賣證券盈餘	11,520
換算海外附屬公司賬目所產生之滙兑差額	(115)
於二零零三年六月三十日之經調整綜合有形資產淨值	470,047
因瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)清盤而引起之備考調整 *(附註1)*	32,387
於最後可行日期之集團經調整未經審核備考綜合有形資產淨值	502,434
於最後可行日期之經調整未經審核備考每股綜合有形資產淨值 *(附註2)*	0.65港元

附註：

1. 根據公司於二零零三年九月十一日所刊發之公佈，瑞和工程及瑞和中國之延期聆訊已於二零零三年九月八日在香港特別行政區高等法院(「法院」)舉行，而法院亦於同日分別頒令將瑞和工程及瑞和中國清盤。自頒佈清盤令日起，集團並未有再為瑞和工程及瑞和中國進行拼賬。

2. 集團經調整未經審核備考每股綜合有形資產淨值乃根據於最後可行日期之772,181,783股已發行股份計算。

債務聲明

借款

於二零零三年九月三十日營業時間結束時(即本文件付印前就本債務聲明而言之最後可行日期)，集團尚有未償還借款總額約85,572,000港元，包括銀行透支約38,080,000港元、信託收據銀行借款約3,283,000港元、財務機構之短期貸款約

26,384,000港元、尚未償還之融資租賃責任約89,000港元，以及應付少數投資者款項及少數投資者短期貸款分別約13,334,000港元及4,402,000港元。

或然負債

於二零零三年九月三十日營業時間結束時(即本文件付印前就本債務聲明而言之最後可行日期)存在有關以下各項之或然負債：

公司就若干附屬公司所獲之銀行信貸而尚未向多間銀行履行之企業擔保約55,035,000港元。

集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目，集團可能就有關之應付税款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有)，集團並無作出有關撥備。

集團有若干第三方就合約工程索償之尚未完結訴訟，為數合共約1,504,000港元，集團並無為此作出撥備。

除上文所述者及系內公司間之負債及貿易應付賬款外，於二零零三年九月三十日營業時間結束時並無任何未償還之已發行或同意發行之借貸股本、銀行透支、貸款、債務證券或其他類似債務、承兑負債(一般貿易票據除外)或承兑信貸、債券、按揭、抵押、融資租賃或租購承擔、擔保或其他重大或然負債。

證券及抵押

於二零零三年九月三十日，集團之銀行信貸額度合共約為81,256,000港元，並以集團之已抵押定期存款約60,101,000港元、賬面值合共約187,000,000港元之若干投資物業、土地及樓宇，以及公司所提供之企業擔保約55,035,000港元作為抵押。

重大變動

董事已確認，除於本附錄中「集團經調整備考綜合有形資產淨值報表」所述者外，彼等並不知悉自二零零二年十二月三十一日(集團最近之經審核綜合賬目刊發日期)起，集團之財務或貿易狀況或前景並無任何重大變動。

捷利行測量師有限公司
DUDLEY SURVEYORS LIMITED

Chartered Surveyors • Valuers • Estate Agents
Auctioneers • Development Consultants
Property Management • N.T. Lands Matters

敬啟者：

吾等已根據 閣下之指示對東方有色集團有限公司(「貴公司」)及其附屬公司(瑞和工程有限公司及瑞和工程(中國)有限公司及彼等各自之附屬公司除外，公司根據公司收購、合併及股份購回守則11.6規則取得證券及期貨事務監察委員會企業融資部執行董事或其任何代表同意)(以下統稱「貴集團」)於香港及中華人民共和國(「中國」)之物業權益進行估值。吾等確認已進行查冊，並作出相關諮詢，以及蒐集吾等認為必要之其他資料，以便向 閣下提供有關 貴集團物業權益於二零零三年九月三十日(「估值日」)之公開市值之意見。

吾等對該等物業權益之估值乃吾等所認為之公開市值。所謂公開市值，就吾等所下定義而言，乃指「物業權益於估值日在下列假定情況下無條件完成出售而可取得之最高現金代價：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間(視乎物業之性質及市況而定)適當推銷該項權益、協商價格與條款及完成銷售；

(c) 於任何較早假定交換合約日期之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具特殊興趣買家之任何追加出價；及

(e) 雙方均在知情及自願之情況下審慎交易」。

吾等進行估值乃在假設業主於公開市場出售物業權益，並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以抬高物業權益之價值而獲益。此外，吾等在估值時並無計及任何涉及或影響物業權益之購股權或優先購買權，或假設任何方式之強迫出售。

吾等進行　貴集團於香港及中國持作住宅或投資用途之第I、II及III類物業之估值時，一般乃依據市場可供參考之銷售證據及(如適用)根據送交予吾等有關收入淨額資本化之時間表而作出。吾等已就支銷提撥準備，並在適當情況下就重訂租約所調整之租金作出撥備。吾等乃以　貴集團所持及佔用之物業在空置之情況下進行估值。

由於第III類物業第九項之樓宇及建築物乃興建作特定用途，並無現成可資比較市值，故無法以直接比較法進行物業估值。因此，該等物業按折舊重置成本基準進行估值。折舊重置成本乃基於物業資本值即予以折舊之等同重置價值成本之理論假設而作出。就此而言，吾等對「折舊重置成本」所下之定義為吾等所認為有關土地在現時用途下之總公開市值，以及重置該等樓宇及其他地盤之估計成本，並按年期、使用狀況及功能廢退等因素作出相應折減。

吾等進行　貴集團於中國持作發展及銷售用途之第IV類物業權益之估值時，乃基於　貴集團提供予吾等之最新發展計劃按物業將予發展及完成。吾等已假設經已取得該等計劃之批准。在達致估值意見時，吾等採用直接比較法，參考當地可資比較之交易，並已計及將動用以完成該發展項目之建築成本，以反映完成發展項目之質素。「完成時之完成價值」乃指吾等就假設發展項目已於估值日完成所釐定之總售價。

吾等進行　貴集團所租賃之第V及VI類物業權益之估值時，由於該等物業不可在公開市場上指讓，或各自之租約及／或租賃協議載有嚴禁分租及／或指讓之限制，或缺乏具市場價值及可觀之租金盈利，因此，吾等認為該等物業並無商業價值。

就　貴集團於香港持有之物業而言，吾等並無獲得有關物業業權之文件副本，惟吾等已向有關土地註冊處進行調查。然而，吾等並無查閱文件正本，以核實業權或確定是否存在吾等所獲副本並無載有之任何修訂。因此，吾等未能就該等物業之業權向　閣下提供意見。

就　貴集團於中國持有之物業而言，吾等依賴　貴集團中國法律顧問根據中國有關法例及規例就　貴集團於估值日之法定業權及　貴集團於該等物業之權益性質所發表之法律意見。吾等已獲得業權文件(如土地使用權證及／或房屋所有權證)之摘要。然而，吾等並無檢查文件正本以核實是否存在吾等所獲之業權文件摘要並無載有之任何修訂。吾等在頗大程度上依賴　貴集團及　貴集團中國法律顧問所提供之資料。吾等並無理由懷疑　貴集團向吾等提供之資料及　貴集團及／或其中國法律顧問所提供之法律意見之真實性及準確性。吾等認為已獲得充分資料以達致知情觀點。

吾等之估值乃根據香港測量師學會所印行之香港物業資產估值指引備忘(第二版)而編製。

吾等進行第III、IV及VI類物業權益之估值時，乃遵照香港聯合交易所有限公司(「聯交所」)所頒佈之聯交所證券上市規則(「上市規則」)應用指引第12項所載之所有規定而編製。

吾等在頗大程度上依賴　閣下所提供之任何資料，並接納　閣下向吾等提供有關將予估值物業、規劃審批或法定通告、地役權、年期、佔用詳情、租期、租金、地盤及樓面面積、應佔權益及一切其他相關資料之意見。本估值證書所載之尺寸、量度及面積乃基於吾等所獲文件及租約之資料而作出，故僅為約數。吾等於現階段並無核實所獲有關面積是否準確。

吾等曾視察該等物業之外貌，並在可能情況下視察其內部。然而，吾等並無進行任何結構測量，惟於視察過程中，吾等並無注意到任何嚴重損壞，惟吾等未能確定該等物業是否確無腐朽、蟲蛀或任何其他結構損壞，亦無對任何設施進行任何測試。此外，吾等並無進行任何實地調查，以釐定土地狀況及設施等是否適合作任何日後重建用途。吾等之估值乃假設該等方面均屬合理，且於施工期間將不會產生任何特殊開支或延誤而編製。

吾等於報告中並無就任何物業所欠負之任何抵押、按揭或債項提撥準備，亦無就出售成交時可能承擔之任何費用或税項提撥準備。除另有説明外，吾等假設物業概無涉及任何可影響價值之繁重負擔、限制及支銷。

除另有説明外，吾等之估值之所有金額均以港元列值。

吾等進行估值時所採用之滙率為1港元=人民幣1.06元。估值日與本估值證書日期之間並無任何重大滙率波動。

隨函附奉吾等之估值概要及估值證書。

此致

香港
九龍尖沙咀
漆咸道南79號
中國五礦大廈18樓
東方有色集團有限公司
列位董事　台照

代表
捷利行測量師有限公司
董事
李永鏡
註冊專業測量師(產業測量)
B.Sc.(Est. Man.), MRICS, MHKIS
謹啟

二零零三年十一月五日

附註：李永鏡先生為特許測量師，擁有逾20年香港物業估值經驗，並擁有豐富之中國物業估值經驗。

估值概要

第I類 － 貴集團於香港持有及佔用之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
1.	香港 鰂魚涌 康安街6-8號 康怡花園Q座 26樓2603室	1,600,000港元	100%	1,600,000港元
2.	香港 鰂魚涌 康安街14-16號 康怡花園N座 6樓611室	1,460,000港元	100%	1,460,000港元
	小計：	**3,060,000港元**		**3,060,000港元**

第II類 － 貴集團於香港持有及佔用作投資用途之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
3.	香港 鰂魚涌 太古城 太古灣道22號 海景花園 綠楊閣13樓B室	4,170,000港元	100%	4,170,000港元
4.	香港 灣仔 太源街38號 太源閣19樓D室	1,120,000港元	100%	1,120,000港元
5.	香港 盛泰道100號 杏花邨2座 8樓6室	1,500,000港元	100%	1,500,000港元
6.	香港 中環 雲咸街29號 東方有色大廈	187,000,000港元	100%	187,000,000港元
	小計：	**193,790,000港元**		**193,790,000港元**

第III類 － 貴集團於中國持有及佔用之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
7.	中國 上海浦東新區 松林路鄰近張楊路 97弄49號 海怡別墅 怡翠閣8樓A室	1,790,000港元	100%	1,790,000港元
8.	中國 上海浦東新區 松林路鄰近張楊路 97弄49號 海怡別墅 怡翠閣8樓B室	1,790,000港元	100%	1,790,000港元
9.	位於中國廣東省 東莞市寮步鎮 寮文路之 土地及樓宇及構築物	4,750,000港元	52%	2,470,000港元
	小計：	**8,330,000港元**		**6,050,000港元**

第IV類 － 貴集團於中國持有及佔用作發展用途之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
10.	位於中國廣東省珠海市香州區吉大海景路及海洲路交滙處擬作商業及住宅用途之發展項目「海天花園」	211,320,000港元	80%	169,056,000港元
	小計：	**211,320,000港元**		**169,056,000港元**

第V類 － 貴集團於香港租賃之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
11.	香港 九龍尖沙咀 漆咸道南79號 中國五礦大廈18樓	無商業價值	100%	無
12.	香港 新界葵涌 青山道443-451號 紅A中心1605室	無商業價值	51%	無
13.	香港 新界葵涌 打磚坪街49-53號 華基工業大廈 1座27樓G室	無商業價值	51%	無
14.	香港 新界火炭 山尾街18-24號 沙田商業中心 13樓5-9及18室	無商業價值	100%	無

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
15.	香港 新界火炭 黃竹洋街6號 大生沙田倉庫中心 1期4樓A室	無商業價值	100%	無
16.	香港 新界火炭 黃竹洋街6號 大生沙田倉庫中心 1期1樓停車場L5號	無商業價值	100%	無
17.	香港 新界元朗白沙村 丈量約份第119約 地段第1186號	無商業價值	52%	無
18.	香港 新界葵涌 葵喜街26-32號 金發工業大廈 2期15樓F室	無商業價值	52%	無

第VI類 － 貴集團於中國租賃之物業權益

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
19.	中國 廣東省 東莞市 寮步鎮石大路 坑口路段1號3樓	無商業價值	52%	無
20.	中國 廣東省 東莞市 寮步鎮東方新城 A14座3樓30A室	無商業價值	52%	無
21.	中國 廣東省 東莞市 樟木頭鎮 御景大道 御景花園 夏威夷豪園 32座6樓C室	無商業價值	100%	無
22.	中國 廣東省 東莞市 樟木頭鎮 御景大道 御景花園 加州豪園別墅 15座B室	無商業價值	100%	無

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
23.	中國 廣東省珠海市 海洲路金苑大廈 8樓之辦公室單位	無商業價值	80%	無
24.	中國 廣東省珠海市 吉大區 海洲路8號 九昌大廈 16及17樓H、J及K室	無商業價值	80%	無
25.	中國 廣東省珠海市 吉大區 園林花園 52座12樓B室	無商業價值	80%	無
26.	中國 廣東省珠海市 吉大區 海洲路6號 雍和花園 2棟20樓C室	無商業價值	80%	無

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
27.	中國 廣東省珠海市 吉大區 九洲大道東1110號 雲濤閣2棟 8樓A室	無商業價值	80%	無
28.	中國 廣東省珠海市 吉大區 九洲大道東1110號 雲濤閣1棟 701室	無商業價值	80%	無
29.	中國 廣東省珠海市 吉大區 九洲大道東1110號 雲濤閣2棟 4樓D室	無商業價值	80%	無
30.	中國 廣東省中山市 南坦路 滙翠山莊 雅園居 9座4樓304室	無商業價值	100%	無

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
31.	中國 廣東省深圳市 羅湖區春風路 向西大廈 10樓B室	無商業價值	100%	無
32.	中國 廣東省深圳市 春風路2033號 雲景豪園 3座4樓G室	無商業價值	100%	無
33.	中國 廣東省惠州市 東湖中路 東湖花園3號區 304棟3樓1室	無商業價值	100%	無
34.	中國 廣東省番禺市 鄰近市蓮路傍西 城市花園 駿景居 1座4樓402室	無商業價值	100%	無
35.	中國 廣東省番禺市 石基鎮 新環中路1號	無商業價值	100%	無

編號	物業	於二零零三年九月三十日現況下之公開市值	貴集團應佔權益	於二零零三年九月三十日貴集團應佔價值
36.	中國 北京市海澱區 復興路12號 恩菲科技大廈 B座2樓219室	無商業價值	51%	無
37.	中國 北京市東城區 東四南大街 演樂胡同100號 1座2樓206室	無商業價值	51%	無
38.	中國 上海市盧灣區 建國西路91弄5號 瑞金花園4樓402室	無商業價值	52%	無

第I類 — 貴集團於香港持有及佔用之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
1.	香港 鰂魚涌 康安街 6-8號 康怡花園Q座 26樓2603室 內地段第8566號 之餘段700,000份 之51份	康怡花園乃一大型私人屋苑發展項目，包括住宅高樓，Q座於一九八七年落成。 該物業包括Q座26樓一個住宅單位。該物業之實用面積約44.6平方米（480平方呎）。 該物業由換地條款第11728號持有，自一九八四年四月二十七日起為期75年，到期後可續期75年。	該物業由 貴集團作員工宿舍用途。	1,600,000港元

附註：

1. 該物業之註冊擁有人為富利暉有限公司，詳見日期為一九九七年四月二十九日之註冊備忘錄編號7081190號。

2. 該物業受大廈公契及佔用許可證第H70/87 (MTR) 號規限，詳見日期分別為一九八六年一月二十八日及一九八七年六月二十三日之註冊備忘錄編號2980874及3439238號。

3. 該物業亦受次大廈分公契條款所規限，詳見日期為一九八七年五月二十六日之註冊備忘錄編號3395747號。

4. 富利輝有限公司乃 貴公司之全資附屬公司。

5. 吾等獲 貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
2.	香港 鰂魚涌 康安街 14-16號 康怡花園N座 6樓611室 內地段第8566號 之餘段700,000份 之51份	康怡花園乃一大型私人屋苑發展項目，包括住宅高樓，N座於一九八七年落成。 該物業包括N座6樓一個住宅單位。該物業之實用面積約45.4平方米（489平方呎）。 該物業由換地條款第11728號持有，自一九八四年四月二十七日起為期75年，到期後可續期75年。	該物業由　貴集團作員工宿舍用途。	1,460,000港元

附註：

1. 該物業之註冊擁有人為慧珠發展有限公司，詳見日期為二零零一年十一月二十三日之註冊備忘錄編號8555542號。

2. 該物業受大廈公契及佔用許可證第H55/87(MTR)號規限，詳見日期分別為一九八六年一月二十八日及一九八七年五月十八日之註冊備忘錄編號2980874及3395751號。

3. 該物業亦受大廈分公契條款所規限，詳見日期為一九八七年五月二十六日之註冊備忘錄編號3395747號。

4. 慧珠發展有限公司乃　貴公司之全資附屬公司。

5. 吾等獲　貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

第II類 － 貴集團於香港持有及佔用之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
3.	香港 鰂魚涌 太古城 太古灣道22號 海景花園綠楊閣 13樓B室 鰂魚涌海旁地段 第2號H及K段 第3分段A段及其 伸延部分以及 鰂魚涌海旁地段 第2號U段 第1分段及其 伸延部分 31,911份之 46份	太古城乃一大型私人屋苑發展項目，包括鰂魚涌區之住宅高樓，綠楊閣於一九八三年落成。 該物業之實用面積約94.4平方米（1,016平方呎）。 該物業由政府租契持有，自一九零零年四月十八日起為期999年。	該物業現時用作出租，自二零零三年四月一日至二零零五年三月三十一日為期兩年，每月租金23,000港元，包括差餉及管理費。	4,170,000港元

附註：

1. 該物業之註冊擁有人為凌駿有限公司，詳見日期為一九九三年十一月十七日之註冊備忘錄編號5863655號。

2. 該物業受大廈公契及佔用許可證第H94/83號規限，詳見日期分別為一九八一年二月二十六日及一九八三年六月二十二日之註冊備忘錄編號2047870及2429337號。

3. 凌駿有限公司乃 貴公司之全資附屬公司。

4. 吾等獲 貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
4.	香港灣仔太源街38號太源閣19樓D室 內地段第508號B段第1、2及3分段、內地段第508號B段第1、2及3分段A段以及內地段第388、3196及3197號之餘段873份之8份	太源閣乃一幢樓高26層之住宅樓宇，地下一層有店舖單位，於一九九三年落成。 該物業包括19樓一個住宅單位。該物業之實用面積約32.4平方米（349平方呎）。 該物業由政府租契持有，自一八五五年三月十六日及一八五五年十一月十六起為期999年。	該物業現時用作出租，自二零零三年三月十六日至二零零五年三月十五日為期兩年，每月租金7,500港元，包括差餉及管理費。	1,120,000港元

附註：

1. 該物業之註冊擁有人為東昌(香港)有限公司，詳見日期為一九九四年三月三十一日之註冊備忘錄編號5987903號。

2. 該物業受大廈公契及管理協條款(受惠人為富城物業管理有限公司「經理」)規限，詳見日期為一九九四年一月五日之註冊備忘錄編號5905695號。

3. 東昌(香港)有限公司乃　貴公司之全資附屬公司。

4. 吾等獲　貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
5.	香港 盛泰道100號 杏花邨2座 8樓6室 柴灣內地段 第121號之餘段 4,685,000份 之494份	杏花邨乃一大型私人屋苑發展項目，包括住宅高樓，2座於一九八六年落成。 該物業包括2座8樓一個住宅單位。該物業之實用面積約43.6平方米（469平方呎）。 該物業由批地條款第11789號持有，自一九八五年四月三日起為期75年，到期後可續期75年。	該物業現時用作出租，自二零零二年八月一日至二零零四年七月三十一日為期兩年，每月租金7,500港元，包括差餉及管理費，惟租金自二零零三年八月一日起已調整至6,500港元。	1,500,000港元

附註：

1. 該物業之註冊擁有人為輝中有限公司，詳見日期為二零零一年十一月二十三日之註冊備忘錄編號8555541號。

2. 該物業受大廈公契及佔用許可證第H111/86(MTR)號規限，詳見日期分別為一九八六年十月十一日及一九八六年九月八日之註冊備忘錄編號3196410及3152503號。

3. 輝中有限公司乃 貴公司之全資附屬公司。

4. 吾等獲 貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
6.	香港 中環 雲咸街29號 東方有色大廈 內地段第1005號A段之餘段、內地段第1005號A段第1分段之餘段及內地段第1005號A段第2分段	東方有色大廈為一幢樓高25層之商業大廈，於一九九五年一月落成。該物業之地盤面積約317.73平方米(3,420平方呎)。 該物業包括全幢大廈。地下至二樓作商業用途，上層則作辦公室用途。 該幢大廈之總樓面面積約5,037.81平方米(54,227平方呎)。 該物業由政府租契持有，自一八四三年六月二十六日起為期999年。	該物業於二零零零年九月至二零零六年十二月期間按不同年期租予多名租戶，每月租金總額929,386港元，包括差餉及管理費。	187,000,000港元

附註：

1. 該物業之註冊擁有人為Virtyre Limited，詳見日期為一九九五年四月一日之註冊備忘錄編號6279388號。

2. 物業註冊之產權負擔如下：

   - 佔用許可證第H7/95號，詳見日期為一九九五年一月二十七日之註冊備忘錄編號6217839號。

   - 於香港上海滙豐銀行有限公司(滙豐銀行)之按揭，詳見日期為一九九五年四月二十五日之註冊備忘錄編號6279389號。

   - 修訂契據第M/N 6279389號及於滙豐銀行之其他抵押，詳見日期為二零零一年一月九日之註冊備忘錄編號8288328號。

   - 於滙豐銀行之第二項抵押，詳見日期為二零零一年十月三日之註冊備忘錄編號8511520號。

3. Virtyre Limited乃 貴公司之全資附屬公司。

4. 吾等獲 貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

第III類 － 貴集團於中國持有及佔用之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
7.	中國上海市浦東新區松林路鄰近張楊路97弄49號海怡別墅怡翠閣8樓A室	該物業為一低密度住宅發展項目內一幢樓高8層之住宅大廈8樓一個住宅單位，該大廈於一九九四年落成。 該物業之總樓面面積約204.89平方米（2,205平方呎）。 該物業之土地使用權可由一九九四年十月八日至二零六二年十月六日止持有。	該物業現時空置。	1,790,000港元

附註：

1. 根據上海市房地產管理局於一九九八年七月六日發出之房地產權證書（文件編號：滬房地市字(1998)第002754號），該物業之總樓面面積為204.89平方米，由鴻威置業有限公司合法擁有作住宅用途，年期由一九九四年十月八日至二零六二年十月六日止。

2. 根據　貴集團中國法律顧問就該物業之業權發表之法律意見，　貴集團已獲取該物業之擁有權，並有權根據法例佔用、使用、收取收入及出售該物業。此外，該物業並無附帶任何按揭或產權負擔。

3. 鴻威置業有限公司乃　貴公司之全資附屬公司。

4. 吾等獲　貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
8.	中國上海浦東新區松林路鄰近張楊路97弄49號海怡別墅怡翠閣8樓B室	該物業為一低密度住宅發展項目內一幢樓高8層之住宅大廈8樓一個住宅單位，該大廈於一九九四年落成。 該物業之總樓面面積約204.89平方米（2,205平方呎）。 該物業之土地使用權可由一九九四年十月八日至二零六二年十月六日止持有。	該物業根據租賃協議租予公司之非全資附屬公司上海金橋瑞和裝飾工程有限公司作為員工宿舍，自二零零三年一月一日起為期一年，每月租金人民幣7,000元，不包括管理費及公用設施費用。	1,790,000港元

附註：

1. 根據上海市房地產管理局於一九九八年七月六日發出之房地產權證書（文件編號：滬房地市字（1998）第002753號），該物業之總樓面面積為204.89平方米，由溢成置業有限公司合法擁有作住宅用途，年期由一九九四年十月八日至二零六二年十月六日止。

2. 根據 貴集團中國法律顧問就該物業之業權發表之法律意見， 貴集團已獲取該物業之擁有權，並有權根據法例佔用、使用、收取收入及出售該物業。此外，該物業並無附帶任何按揭或產權負擔。

3. 溢成置業有限公司乃 貴公司之全資附屬公司。

4. 吾等獲 貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則不會出現任何重大潛在稅務負擔。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
9.	位於中國廣東省東莞市寮步鎮寮文路之土地及樓宇及建築物	該物業包括一幅地盤面積約10,000平方米(或107,640平方呎)之土地,其上建有一幢單層工業廠房、兩幢樓高4層之宿舍、一間廚房、兩間警衛室及一幢單層辦公室大樓及其他附屬建築物,上述建築物於一九九三年至一九九五年期間落成。 該物業之總樓面面積約2,763平方米(或29,740平方呎)。該等樓宇各自之用途及面積如下:	該物業由 貴集團作生產、附屬辦公室及宿舍用途。	4,750,000港元

用途	概約總樓面面積 (平方米)	(平方呎)
工業廠房	1,960	21,097
兩幢宿舍	840	9,042
廚房	48	517
兩間警衛室	30	323
總計:	**2,878**	**30,979**

附註:

1. 根據東莞市土地管理局於一九九二年十二月二十日發出之國有土地使用權證(文件編號:東府國用(1993)字(第0062170號)),該土地之地盤面積為10,000平方米,已授予本公司擁有52%權益之間接非全資附屬公司龍之店有限公司作廠房用途,並無指定年期。

2. 吾等已獲 貴集團中國法律顧問提供有關該物業之業權之法律意見,包括(其中包括)以下資料:

   (a) 該物業合法授予龍之店有限公司;

   (b) 該物業可由龍之店有限公司自由轉讓、分租及抵押;

   (c) 該物業並無受任何按揭或任何其他重大產權負擔;

   (d) 龍之店有限公司可享有該物業50年之土地使用權;

3. 吾等乃根據以下假設編製估值文件:

   (a) 龍之店有限公司擁有該物業之正式法定業權,並有權轉讓該物業而毋須向政府支付任何額外地價或其他繁重負擔;

   (b) 所有地價及附屬服務之其他成本均已全數付清;

   (c) 該物業之設計及興建符合當地規劃條例,並經由有關政府部門批准;及

   (d) 該物業可自由出售予當地及海外買家。

4. 根據 貴集團所提供之資料,有關業權狀況及獲授予之主要批准如下:

國有土地使用權證	有
房屋所有權證	無

5. 吾等獲 貴集團知會,倘該物業按吾等於估值日進行上述估值之金額出售,則潛在稅務負擔將約為1,000,000港元。

第IV類 – 貴集團於中國持有及佔用作發展用途之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
10.	位於中國廣東省珠海市香州區吉大海景路及海洲路交滙處擬作商業及住宅用途之發展項目「海天花園」	預期該物業將成為一綜合發展項目，分兩期落成。第一期將包括四幢住宅高樓、下建樓高3層之商業平台及樓高兩層之停車場地庫，而第二期則包括建於地庫上之辦公室大樓。 該物業之地盤面積約16,454.60平方米(177,117平方呎)。 該物業獲授予土地使用權，作商業／辦公室用途者於二零四七年十一月三十日屆滿，而作住宅用途者則於二零六七年十一月三十日屆滿。	該物業正在興建中。	211,320,000港元 (貴集團應佔80%權益：169,056,000港元)

附註：

1. 根據廣東省人民政府於二零零二年三月一日發出之房地產權證書第C0739538號，該物業之土地使用權(包括地盤面積約16,454.60平方米之土地)已授予珠海東方海天置業有限公司，作「商業／辦公室」用途者於二零四七年十一月三十日屆滿，而作「住宅」用途者則於二零六七年十一月三十日屆滿。

2. 根據珠海市土地管理局(「甲方」)及珠海鑫光集團股份有限公司(「乙方」)於一九九七年十一月十九日發出之國有土地使用權出讓合同書第(1997) 52號，甲方同意按以下所述(其中包括)主要條件授予乙方一幅位於吉大海景路西之土地之土地使用權：

(i)	地盤面積	:	16,454.60平方米
(ii)	用途	:	商業／住宅
(iii)	地積比率	:	1: 2.00

(iv)　地價　：　人民幣46,566,518元（即作商業用途之地盤面積每平方米人民幣2,000元及作住宅／辦公室用途之地盤面積每平方米人民幣1,350元，乃根據土積比率1:2.00計算10%作商業用途及90%作住宅用途）。

(v)　土地使用年期　：　自一九九七年十一月三十日起至二零四七年十一月三十日為期50年。

3. 根據珠海市規劃及土地管理局於一九九九年九月八日發出之建設工程規劃許可證第(99) 308號，該物業之發展商為珠海東方海天置業有限公司及該物業之發展規模可包括總建築面積達84,990平方米之商業／住宅／辦公室項目（即樓高27層總樓面面積達57,928平方米之商業／住宅大樓及樓高24層總樓面面積達27,062平方米之辦公室大樓，包括其下地庫面積分別為10,672平方米及6,681平方米在商業／住宅大樓及辦公室大樓之下）。

4. 根據　貴公司所提供之資料，該項目之發展詳情概述如下：

a.　現時發展階段　：　地盤平整、地基、地牽及地庫建築工程已完成。

b.　預計竣工日期　：　該物業預期約於二零零五年年底竣工。

c.　進行／完成發展項目之預計成本　：　該項目之總建築成本估計約為人民幣220,000,000元，其中為數約人民幣70,000,000元已於截至估值日動用。

d.　竣工後之預計資本值　：　該項目於竣工後之預計資本值約為人民幣517,000,000元。

5. 根據珠海鑫光集團股份有限公司（「甲方」，除本合資經營合同外，與　貴集團概無其他關連）與東方有色有限公司（「乙方」）於一九九九年五月二十七日訂立之合資經營合同，雙方同意註冊成立一間合資企業。上述合同規定之主要條款及條件（其中包括）載列如下：

(i)　公司名稱　：　珠海東方海天置業有限公司

(ii)　經營期　：　由簽發營業執照之日起計8年

(iii)　投資總額　：　人民幣110,000,000元

(iv)　註冊資本　：　人民幣44,000,000元

(v)　甲方出資　：　現金人民幣8,800,000元，佔註冊資本20%

(vi)　乙方出資　：　現金人民幣35,200,000元，佔註冊資本80%

(vii)　攤分溢利／虧損　：　甲方及乙方分別佔20%及80%

6. 根據營業執照第004080號，珠海東方海天置業有限公司已註冊成立為一間合資企業（香港資本），註冊資本為人民幣44,000,000元，經營期由一九九九年六月九日起至二零零七年六月九日止。

7. 根據　貴集團中國法律顧問就該物業之業權發表之法律意見，珠海東方海天置業有限公司已根據法例獲取該物業之土地使用權，並有權佔用、使用、出租及抵押該物業。此外，該物業並無附帶任何按揭或產權負擔。

8. 珠海東方海天置業有限公司乃　貴集團擁有80%權益之附屬公司。

9. 根據　貴集團所提供之資料，吾等已按以下假設編製估值文件：

   (i) 珠海東方海天置業有限公司擁有該物業之正式法定業權，並有權轉讓該物業土地使用權之餘下年期而毋須向政府支付任何額外地價或其他繁重負擔；

   (ii) 地價及附屬公用設施服務之其他成本均已全數付清；

   (iii) 建議發展項目之設計及興建符合有關規劃條例，並經由有關政府部門批准；及

   (iv) 該物業可自由出售予當地及海外買家。

10. 根據　貴集團所提供之資料，有關物業之業權狀況及獲授予之主要批准如下：

國有土地使用權證	不適用
建設用地批准書	有
國有土地使用權出讓合同	有
紅線圖	有
建設用地規劃許可證	有
建設工程規劃許可證	有
本地及海外銷售許可證	不適用
預售許可證	不適用
房屋所有權證／房地產權證書	有
營業執照	有

11. 吾等獲　貴集團知會，倘該物業按吾等於估值日進行上述估值之金額出售，則潛在税務負擔將約為14,200,000港元。

第V類 — 貴集團於香港租賃之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
11.	香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓	該物業包括樓高6層之商用裙樓上興建之一幢樓高20層之辦公室大樓18樓一個辦公室單位，該大樓於一九九一年落成。 該物業之總樓面面積約538.2平方米（5,793平方呎）。	該物業由　貴集團作辦公室用途。 該物業由　貴集團租用，租期由二零零三年六月一日起至二零零四年五月三十一日為期一年，每月租金81,102港元，不包括差餉、服務費、管理費及空調費。	無商業價值

附註：

1. 根據租賃協議，該物業之租戶為　貴公司之全資附屬公司爭輝有限公司，而該物業之業主則為香港五礦之之全資附屬公司企元國際有限公司。由於香港五礦為　貴集團之關連人士(「定義見上市規則」)，因此，根據上市規則第14.25(1)條租賃協議為　貴公司之關連交易。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
12.	香港 新界 葵涌 青山道 443－451號 紅A中心 1605室	該物業包括一層停車場上興建之一幢樓高30層之工業／辦公室大樓16樓一個辦公室單位，該大樓約於一九八四年落成。 該物業之總樓面面積約273.7平方米（2,946平方呎）。	該物業由 貴集團作辦公室用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零三年一月一日起至二零零四年十二月三十一日為期兩年，每月租金17,700港元，包括管理費。	無商業價值
13.	香港 新界 葵涌 打磚坪街 49-53號 華基工業大廈 1座27樓G室	該物業包括三層停車場上興建之一幢樓高32層工業大樓一個工廠單位，該大樓約於一九八二年落成。 該物業之總樓面面積約278.7平方米（3,000平方呎）。	該物業由 貴集團作倉庫用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零二年十一月一日起至二零零三年十月三十一日為期一年，每月租金6,480港元，包括差餉，但不包括管理費及其他支銷。	無商業價值
14.	香港 新界 火炭 山尾街 18-24號 沙田商業中心 13樓5-9及18室	該物業包括4層停車場／商用裙樓上興建之一幢樓高21層之辦公室大樓13樓4個毗鄰辦公室單位，該大樓於一九九零年落成。 該物業之總樓面面積約441.1平方米（4,748平方呎）。	該物業由 貴集團作辦公室用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零三年四月十九日起至二零零五年十月十八日為期兩年六個月，每月租金37,984港元，包括地租，但不包括差餉、空調費、管理費及其他支銷。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
15.	香港新界火炭黃竹洋街6號大生沙田倉庫中心1期4樓A室	該物業包括1層停車場上興建之一幢樓高13層之倉庫大樓4樓一個工廠單位，該大樓於一九八七年落成。 該發展項目4樓全層之總樓面面積為1,440.9平方米(15,510平方呎)。該物業佔樓面面積約一半。	該物業由 貴集團作倉庫用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零一年十一月七日起至二零零三年十一月六日為期兩年，每月租金34,000港元，包括差餉及管理費，並可選擇於到期後按市值租金續期兩年。	無商業價值
16.	香港新界火炭黃竹洋街6號大生沙田倉庫中心1期1樓停車場L5號	該物業包括1層停車場上興建之一幢樓高13層之倉庫大樓1樓之泊車位，該大樓於一九八七年落成。	該物業由 貴集團作停車場用途。 該物業現由 貴集團獲一名獨立第三者特許持有，自二零零一年十一月二十日起泊車位之每月租金為3,000港元，包括差餉及管理費。	無商業價值
17.	香港新界元朗白沙村丈量約份第119約地段第1186號	該物業包括1層倉庫大樓，該大樓約於一九八零年代落成。 該物業之樓面面積約為505平方米(5,435平方呎)。	該物業由 貴集團作倉庫用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零三年二月二十日至二零零五年二月十九日為期兩年，每月租金10,000港元，包括差餉及地租，但不包括其他支銷。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
18.	香港 新界 葵涌 葵喜街26-32號 金發工業大廈 2期15樓F室	該物業包括兩層停車場上興建之一幢樓高27層之辦公室大樓15樓一個工廠單位，該大樓於一九七九年落成。該物業之總樓面面積約380.7平方米(4,098平方呎)。	該物業由　貴集團作辦公室用途。 該物業現由　貴集團向一名獨立第三者租用，租期由二零零三年五月十六日起至二零零五年五月十五日為期兩年，每月租金14,000港元，包括差餉、地租及管理費，但不包括其他支銷。	無商業價值

第VI類 — 貴集團於中國租賃之物業權益

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
19.	中國 廣東省 東莞市 寮步鎮 石大路 坑口路段 1號3樓	該物業包括一幢樓高5層之大樓3樓一個辦公室單位，該大樓於二零零零年落成。 該物業之總樓面面積約140平方米(1,507平方呎)。	該物業由 貴集團作辦公室用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零一年十月一日起為期兩年，每月租金人民幣1,300元。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
20.	中國 廣東省 東莞市 寮步鎮 東方新城 紫荊苑 馨景閣 A14座 3樓30A室	該物業包括一幢樓高7層之住宅大樓3樓一個住宅單位，該大樓約於一九九六年落成。 該物業之總樓面面積約71平方米（764平方呎）。	該物業由　貴集團作員工宿舍用途。 該物業現由　貴集團向一名獨立第三者租用，租期由二零零二年五月一日起至二零零四年五月一日為期兩年，每月租金人民幣1,700元，不包括管理費。	無商業價值
21.	中國 廣東省 東莞市 樟木頭鎮 御景大道 御景花園 夏威夷豪園 32座6樓C室	該物業包括一大型發展項目內一幢樓高7層之大樓6樓一個住宅單位，該大樓約於二零零一年落成。 該物業之總樓面面積約80平方米（861平方呎）。	該物業由　貴集團作員工宿舍用途。 該物業由　貴集團向一名獨立第三者租用，租期由二零零三年三月二十五日起至二零零四年三月二十四日為期一年，每月租金人民幣1,500元，包括管理費。	無商業價值
22.	中國 廣東省 東莞市 樟木頭鎮 御景大道 御景花園 加州豪園別墅 15座B室	該物業乃一大型住宅發展項目內一幢樓高3層之並排式房屋，該房屋約於二零零一年落成。 該物業之總樓面面積約279平方米（3,000平方呎）。	該物業由　貴集團作員工宿舍用途。 該物業由　貴集團向一名獨立第三者租用，租期由二零零三年三月十日起至二零零四年三月九日為期一年，每月租金人民幣4,500元，包括管理費。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
23.	中國廣東省珠海市海洲路金苑大廈8樓之辦公室單位	有關物業包括一幢樓高12層之商業大樓8樓一個商業單位。 該物業之總樓面面積約400平方米(4,306平方呎),約於一九九一年落成。	該物業不再由　貴集團作辦公室用途。 該物業現由　貴集團向業主珠海鑫光集團股份有限公司租用,該公司與東方有色有限公司就在珠海註冊成立　貴公司擁有80%權益之附屬公司珠海東方海天置業有限公司訂立合資經營合同(如上文第10號物業所述),租期由二零零一年六月一日起至二零零四年六月一日為期三年,每年租金人民幣200,000元,不包括管理費。	無商業價值

附註:

1. 吾等獲　貴集團知會,由於金苑大廈電力中斷,該物業在大樓內之日常運作無法進行,因此,珠海東方海天置業有限公司自二零零三年三月七日起已遷離該物業。然而,根據　貴集團中國法律顧問,該物業之租賃協議仍然有效。

2. 珠海鑫光集團股份有限公司為　貴集團之關連人士(「定義見上市規則」),因此,根據上市規則14.25(1)規則,租賃協議為　貴集團之關連人士。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
24.	中國 廣東省 珠海市 吉大 海洲路8號 九昌大廈 16及17樓H、J及K室	有關物業包括九昌大廈16及17樓三個辦公室複式單位，該大樓約於二零零零年落成。 該物業之總樓面面積約550.31平方米（5,924平方呎）。	該物業由 貴集團作辦公室用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年五月一日起至二零零六年四月三十日為期三年，每月租金人民幣8,800元，不包括管理費。	無商業價值
25.	中國 廣東省 珠海市 吉大區 園林花園 52棟12樓B室	該物業包括一住宅發展項目內一幢樓高18層之大樓12樓一個住宅單位，該大樓約於一九九三年落成。 該物業之總樓面面積約70平方米（753平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零二年十一月十八日起至二零零三年十一月十八日為期一年，每月租金人民幣2,000元，不包括管理費。	無商業價值
26.	中國 廣東省 珠海市 吉大區 海洲路6號 雍和花園 2棟20樓C室	該物業包括一幢樓高23層之大樓20樓一個住宅單位，該大樓約於一九九九年落成。 該物業之總樓面面積約126.58平方米（1,363平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年八月一日起至二零零四年一月三十日止，每月租金人民幣1,700元，不包括管理費。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
27.	中國 廣東省 珠海市 吉大區 九洲大道東 1110號 雲濤閣 2棟8樓A室	該物業包括一幢樓高18層之住宅大樓8樓一個住宅單位，該大樓約於一九九七年落成。 該物業之總樓面面積約98.18平方米（1,057平方呎）。	該物業由　貴集團作員工宿舍及員工飯堂用途。 該物業由　貴集團向一名獨立第三者租用，租期由二零零三年七月一日起至二零零四年六月三十日為期一年，每月租金人民幣1,800元，不包括管理費。	無商業價值
28.	中國 廣東省 珠海市 吉大區 九洲大道東 1110號 雲濤閣 1棟701室	該物業包括一幢樓高7層之住宅大樓7樓一個住宅單位，該大樓約於一九九五年落成。 該物業之總樓面面積約102.95平方米（1,108平方呎）。	該物業由　貴集團作員工宿舍用途。 該物業由　貴集團向一名獨立第三者租用，租期由二零零三年八月一日起至二零零四年八月一日為期一年，每月租金人民幣2,000元，不包括管理費。	無商業價值
29.	中國 廣東省 珠海市 吉大區 九洲大道東 1110號 雲濤閣 B座4樓D室	該物業包括一幢樓高19層之住宅大樓4樓一個住宅單位，該大樓約於一九九七年落成。 該物業之總樓面面積約116.04平方米（1,249平方呎）。	該物業由　貴集團作員工宿舍用途。 該物業由　貴集團向一名獨立第三者租用，租期由二零零三年九月五日起至二零零四年三月五日，每月租金人民幣2,200元，不包括管理費。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
30.	中國 廣東省 中山市 南坦路 滙翠山莊 雅園居 9棟4樓304室	該物業包括一住宅發展項目內一幢樓高8層之大樓4樓一個住宅單位，該大樓約於一九九九年落成。 該物業之總樓面面積約85.32平方米（918平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年四月二十三日起至二零零三年十月二十二日止，每月租金人民幣2,200元，不包括管理費。	無商業價值
31.	中國 廣東省 深圳市 羅湖區 春風路北側 向西大廈 10樓B室	該物業包括一幢樓高30層之綜合大樓10樓一個住宅單位，該大樓約於二零零二年落成。 該物業之總樓面面積約89.19平方米（960平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年三月十五日起至二零零四年三月十五日為期一年，每月租金人民幣3,000元，包括管理費。	無商業價值
32.	中國 廣東省 深圳市 羅湖區 春風路 2033號 雲景豪園 3座4樓G室	雲景豪庭乃一住宅／商業發展項目，包括一幢樓高3層之商用裙樓上興建之三幢住宅大樓，該等大樓約於二零零二年落成。 該物業之實用面積約121.92平方米（1,312平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年五月一日起至二零零四年四月三十日止，每月租金人民幣4,000元，不包括管理費。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
33.	中國 廣東省 惠州市 東湖中路 東湖花園 3號區304棟 3樓1室	該物業包括一幢樓高15層之住宅大樓3樓一個住宅單位，該大樓約於二零零一年落成。 該物業之總樓面面積約100.27平方米（1,079平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由二零零三年三月二十四日起至二零零四年三月二十三日為期一年，每月租金人民幣1,600元，不包括管理費。	無商業價值
34.	中國 廣東省 番禺市 鄰近市蓮路 傍西 城市花園 駿景居 4樓402室	該物業包括一幢樓高5層之住宅大樓4樓一個住宅單位，該大樓約於一九九八年落成。 該物業之總樓面面積約63平方米（678平方呎）。	該物業由 貴集團作員工宿舍用途。 該物業由 貴集團向一名獨立第三者租用，每月租金人民幣800元，不包括管理費。	無商業價值

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
35.	中國廣東省番禺市石基鎮新環中路1號	該物業包括一幅地盤面積約6,032平方米（64,928平方呎）之土地，其上建有一幢金屬屋頂單層工廠／倉庫大樓、一幢樓高兩層之辦公室大樓、一幢樓高3層之宿舍大樓、一間貯氣室、一間警衛室及一間以鋼筋混凝土建成之變壓室／發電機室，上述建築物約於一九九零年代落成。	該物業由 貴集團自行作生產、辦公室及宿舍用途。 該物業由 貴集團向一名獨立第三者租用，租期由一九九九年五月十六日起至二零一四年五月十五日為期15年，初步租金（見下文附註）每兩年增加8%。	無商業價值

附註：

根據該物業之租賃協議，有關計算租金之資料如下：

建築物	總樓面面積 *（平方米）*	初步每月租金（每平方米人民幣元）
鋼筋混凝土構築物（包括辦公室大樓、宿舍大樓、貯氣室、警衛室及變壓室／發電機室）	1,547.74	10（包括村民之額外膳食費用、折舊成本及租金）
金屬屋頂工廠	2,400.0	8（包括村民之額外膳食費用、折舊成本及租金）
空地	3,232.09	1.8（包括村民之額外膳食費用及租金）

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
36.	中國 北京市 海澱區 復興路12號 恩菲科技大廈 B座2樓219室	該物業包括一幢樓高3層之辦公室大樓2樓一個辦公室單位，該大樓於一九九零年年中落成。 該物業之總樓面面積約66平方米（710平方呎）。	該物業由 貴集團作辦公室用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零三年三月一日起至二零零四年二月二十八日為期一年，每年租金人民幣80,000元，包括管理費、供熱費、空調費及水費。	無商業價值
37.	中國 北京市 東城區 東四南大街 演樂胡同100號 1座2樓206室	該物業包括一幢樓高3層之辦公室大樓2樓一個辦公室單位，該大樓於一九五零年代落成。 該物業之總樓面面積約39平方米（420平方呎）。	該物業由 貴集團作辦公室用途。 該物業由 貴集團向一名獨立第三者租用，租期由自二零零二年十二月二十日起至二零零三年十二月十九日為期一年，每月租金人民幣2,500元，包括管理費。	無商業價值

附註：

吾等於視察期間獲知會，該物業之租賃已於二零零三年九月十五日終止。然而，吾等並無獲展示任何證明提早終止租賃之書面憑證。因此，吾等假設租賃仍然有效。

編號	物業	概況及年期	佔用詳情	於二零零三年九月三十日現況下之資本價值
38.	中國上海市盧灣區建國西路91弄5號瑞金花園商務中心4樓402室	該物業包括一幢樓高20層之辦公室大樓及4樓一個辦公室單位及地庫停車場，該大樓及停車場約於一九九七年落成。 該物業之總樓面面積約123.84平方米（1,333平方呎）。	該物業現由 貴集團作辦公室用途。 該物業現由 貴集團向一名獨立第三者租用，租期由二零零三年八月二十一日起至二零零四年八月二十日為期一年，每月租金人民幣6,780.24元，不包括管理費。	無商業價值

1. 責任聲明

本文件載有根據公司收購、合併守則規定須提供有關集團及要約之資料。

香港五礦之董事願就本文件所載有關香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka、要約、買賣協議、涉及東方鑫源之交易、購買東方船務／東方鑫源物業債務及法國巴黎百富勤資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本文件內有關香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka、要約、買賣協議、涉及東方鑫源之交易、購買東方船務／東方鑫源物業債務及法國巴黎百富勤資料之意見乃經審慎考慮後始行作出，且本文件並無遺漏其他事實，致使本文件所載任何陳述有所誤導。

June Glory之董事願就本文件所載有關June Glory、要約、買賣協議及法國巴黎百富勤資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本文件內有關June Glory、要約、買賣協議及法國巴黎百富勤資料之意見乃經審慎考慮後始行作出，且本文件並無遺漏其他事實，致使本文件所載任何陳述有所誤導。

董事(除於最後可行日期公司未能聯絡之李世銘先生外)願就本文件所載之資料(有關香港五礦、中國五礦及其附屬公司、有色金屬集團及Haka(有關彼等涉及買賣協議以及涉及東方鑫源之交易)、買賣協議、要約、涉及東方鑫源之交易、購買東方船務／東方鑫源物業債務、June Glory及法國巴黎百富勤之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本文件內之意見(有關香港五礦、中國五礦及其附屬公司、有色金屬集團及Haka(有關彼等涉及買賣協議以及涉及東方鑫源之交易)、買賣協議、要約、涉及東方鑫源之交易、購買東方船務／東方鑫源物業債務、June Glory及法國巴黎百富勤之資料除外)乃經審慎考慮後始行作出，且本文件並無遺漏其他事實，致使本文件所載任何陳述有所誤導。本文件已獲董事會核准刊發。

2. 市價

下表載列於(i)緊接公佈日期前六個月內各月之最後交易日；(ii)二零零三年十月十三日，緊接就有關集團過往及持續關連交易而發出公佈後之第一個交易日；(iii)二零零三年十月十四日，緊接公佈日期前之最後交易日；及(iv)最後可行日期於聯交所所報股份收市價。

日期	股價
	港元
二零零三年四月三十日	0.305
二零零三年五月三十日	0.385
二零零三年六月三十日	0.365
二零零三年七月十四日	0.415
二零零三年八月二十九日	0.405
二零零三年九月一日	0.405
二零零三年十月十三日 *(附註)*	0.430
二零零三年十月十四日	0.420
最後可行日期	0.500

於公佈日期前之最後交易日前六個月起計至截至及包括最後可行日期期間，於聯交所所報最高及最低股份收市價分別為0.500港元(二零零三年十月十七日及最後可行日期)及0.29港元(二零零三年五月九日)。

附註： 股份自二零零三年九月二日星期二上午九時三十分起暫停買賣，以待刊發日期為二零零三年九月十一日分別有關瑞和工程有限公司及瑞和工程(中國)有限公司(均為公司之非全資附屬公司，且已自二零零三年九月八日起被法院頒令清盤)債務重組計劃之公佈。聯交所其後要求繼續暫停買賣，以待刊發有關集團過往及持續關連交易之公佈。股份已於二零零三年十月十三日上午九時三十分恢復買賣。

3. 披露權益

(a) 於公司之權益

於最後可行日期，董事及公司之行政總裁於股份及相關股份或公司之任何相聯法團(按證券及期貨條例之定義)中擁有按照證券及期貨條例第十五部第七及八分部已知會公司及聯交所之權益(包括按照該等證券及期貨條例條文被當作或視作擁有之權益或淡倉)，或根據上市公司董事進

行證券交易的標準守則，公司根據證券及期貨條例第352條規定須存置之登記冊所記錄之權益如下：

於股份中之權益

董事姓名	權益性質	所持股份數目
何小麗	個人	20,000

除上文所披露者外，於最後可行日期，董事或公司之行政總裁或任何彼等之聯繫人概無於公司或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債權證及證券中擁有任何個人、家屬、法團或其他權益或淡倉。

(b) 於公司之其他權益及於公司證券中之買賣

(i) June Glory擁有416,009,928股股份。除此之外，於最後可行日期，June Glory、香港五礦、中國五礦、June Glory及香港五礦各自之董事及中國五礦之法人代表或彼等各自之一致行動人士概無擁有或控制任何股份；由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，June Glory、香港五礦、中國五礦以及June Glory和香港五礦各自之董事及中國五礦之法人代表或彼等各自之一致行動人士概無買賣公司證券以換取代價，惟根據買賣協議所收購之股份者除外。

(ii) 於最後可行日期，公司之附屬公司或聯營公司或集團任何退休金概無於股份中擁有任何權益；而由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，公司之任何附屬公司或聯營公司或公司或其任何附屬公司之退休金概無買賣公司證券以換取代價。

(iii) 於最後可行日期，與公司有關連之基金經理並無全權管理任何股份。

(iv) 於最後可行日期，法國巴黎百富勤、卓怡融資、捷利行測量師有限公司、盛百利或公司之任何顧問（定義見公司收購、合併守則聯繫

人第(2)類所界定之人士）概無於股份、購股權、認股權證、衍生工具或可兑換為股份之證券中擁有任何權益；由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，彼等亦概無買賣公司證券以換取代價。

(v) 由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，公司、其附屬公司、聯營公司或彼等任何董事概無買賣公司證券以換取代價。

(vi) 於最後可行日期，訂立根據公司收購、合併守則22規則附註8所述之任何類似安排之人士與公司或其一致行動人士或根據公司收購、合併守則之聯繫人定義屬第(1)、(2)、(3)及(4)類之公司聯繫人之任何人士並無於公司證券中擁有任何權益，及由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，彼等概無買賣公司證券以換取代價。

(vii) 於最後可行日期，訂立根據公司收購、合併守則22規則附註8所述之任何類似安排之人士與June Glory、香港五礦及中國五礦或彼等一致行動人士並無於公司任何證券中擁有任何權益；而由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，彼等概無買賣公司證券以換取代價。

(viii) 於最後可行日期，並無任何人士與June Glory、香港五礦、中國五礦、June Glory及香港五礦各自之董事、中國五礦之法人代表或彼等各自之一致行動人士訂立根據公司收購、合併守則22規則附註8所述之任何類似安排。

(c) 於June Glory之權益

(i) 於最後可行日期，公司、其附屬公司、董事或彼等各自之聯繫人概無於June Glory之股份中擁有任何權益；及由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，概無買賣June Glory之任何股份以換取代價。

(ii) 於最後可行日期，公司之附屬公司或聯營公司，或集團之任何退休金概無擁有或控制任何June Glory之股份；及由公佈日期前最後交易日前六個月起計至截至及包括最後可行日期期間，概無買賣June Glory之任何股份以換取代價。

4. 主要股東

於最後可行日期，根據證券及期貨條例第336條公司須存置之權益登記冊，以下實體於股份中擁有按照證券及期貨條例第十五部第二及三分部須向公司披露之權益：

股東名稱	*附註*	所持股份數目	佔全部已發行股份百分比
June Glory		416,009,928	53.87%
香港五礦	*1*	416,009,928	53.87%
中國五礦	*1*	416,009,928	53.87%

附註：

1. 按證券及期貨條例，該等公司被視為於416,009,928股June Glory持有之股份中擁有權益，惟並無計及June Glory可能根據要約收購之餘下股份。

除本文件所披露者外，就董事所知，於最後可行日期，概無任何人士於股份或相關股份中直接或間接擁有按照證券及期貨條例第十五部第二及第三分部之規定須向公司及聯交所披露之權益或淡倉，或於直接或間接擁有公司附有權利在一切情況下於股東大會上投票之已發行股本面值5%或以上或該等股本之任何購股權之權益。

5. 專業資格

提供本文件所載或提述意見或建議之專業人士之資格如下：

名稱	專業資格
法國巴黎百富勤	被視為根據證券及期貨條例獲准經營第一類（證券交易）及第六類（就機構融資提供意見）受規管活動之持牌法團

卓怡融資	被視為根據證券及期貨條例獲准經營第一類(證券交易)、第四類(就證券提供意見)、第六類(就機構融資提供意見)及第九類(資產管理)受規管活動之持牌法團
捷利行測量師有限公司	物業估值師

6. 同意書

上文「專業資格」一節所述之人士及盛百利已同意以本文件所載之形式及涵義轉載其函件及／或引述彼等各自之名稱，且迄今並無撤回同意書。

7. 訴訟

(a) 於二零零三年三月十三日，公司於香港展開其對余立安先生、吳梓君先生及張瑞強先生以及彼等控制之公司(即分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation)之法律訴訟。索償乃關於被告所簽發之反擔保(以公司為受惠人)。此訴訟對各被告之索償金額本金約達16,400,000港元連同利息及費用。

於二零零三年四月八日及二零零三年六月十六日，公司取得控告吳梓君先生及Spirit Sunshine Inc.之判決結果。公司亦已申請對其他被告作出簡易裁決，而申請將於二零零三年十一月七日由法院進行聆訊。

(b) 於二零零三年三月十二日，公司於香港展開其對(i)其前董事崔貴生先生；(ii)其前財務總監葉樹華先生；(iii) Jointstock Investment Limited；(iv)工商東亞金融服務有限公司；及(v)金明亮發展有限公司之法律訴訟。公司索償約20,000,000港元，乃關於或因公司聲稱參與Jointstock Investment Limited向工商東亞金融服務有限公司提供20,000,000港元之貸款而引起。

各被告(金明亮發展有限公司除外)已指示法律顧問就索償提出抗辯。法院已發出命令暫停對崔貴生先生採取之法律行動，以待刑事法律程序就行動涉及之若干交易對彼作出裁決。公司對其他被告採取之訴訟仍在進行中，惟聆訊日期尚未訂定。

事件之進一步詳情已於公司日期為二零零二年二月一日及四日及二零零二年七月八日之公佈內作出公佈。

除上文所披露者外，於最後可行日期，公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而就董事所知，公司或其任何附屬公司概無任何尚未了結或面臨威脅之重大訴訟或索償。

8. 重大合約

於最後可行日期，集團成員公司並無於緊接要約開始前起計至截至及包括最後可行日期之兩年內訂立任何重大或可能屬重大之合約(並非在日常業務中訂立之合約)。

9. 服務協議

任何董事或建議董事與公司或其任何附屬公司或聯營公司概無訂立或建議訂立服務合約，惟於一年內屆滿或可由僱主於一年內免付賠償(法定賠償除外)予以終止及緊接公佈日期前六個月內未經修訂之合約則除外。

10. 一般資料

(a) 公司於香港之總辦事處及主要營業地點為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 公司於百慕達之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited。公司於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室。

(c) 公司之公司秘書為蕭天好小姐，彼為香港公司秘書公會會員。

(d) June Glory之註冊地址位於Offshore Incorporations Limited之辦事處，地址為P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands。香港五礦之註冊地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓。中國五礦之註冊地址為中國北京海澱區三里河路5號。June Glory及香港五礦之主要營業地點為香港九龍尖沙咀漆咸道

南79號中國五礦大廈11樓。中國五礦之主要營業地點為中國北京海澱區三里河路5號。

(e) 法國巴黎百富勤之註冊辦事處位於香港中環花園道3號亞太金融中心36樓。

(f) 卓怡融資之註冊辦事處位於香港皇后大道中8號3樓。

(g) June Glory無意轉讓任何根據要約所收購之股份予任何其他人士，惟按任何配售安排規定須根據上市規則維持公司最低公眾持股量則除外。

(h) 於最後可行日期，董事概無獲發或擬定獲發任何利益(法定賠償除外)作為離職補償或涉及要約之賠償。

(i) 於最後可行日期，June Glory或其一致行動人士與公司任何董事、新任董事、股東或新任股東概無訂立任何涉及或取決於要約之協議、安排或諒解備忘錄(包括任何賠償安排)。

(j) 於最後可行日期，董事與任何其他人士概無訂立任何須待或取決於要約結果或與要約有關之協議或安排。

(k) 於最後可行日期，概無任何人士作出不可撤回之承諾以接納或否決要約。

(l) 於最後可行日期，June Glory概無與任何董事訂立任何董事擁有重大個人權益之重大合約。

(m) 本文件之中英文本如有歧義，概以英文本為準。

11. 備查文件

下列文件副本由即日起至要約結束日期(包括該日)期間之一般營業時間內，於公司主要營業地點(地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓)可供查閱：

(a) 買賣協議；

(b) 公司之公司組織章程大綱及公司細則以及June Glory之公司組織章程大綱及公司細則；

(c) 公司截至二零零一年十二月三十一日止年度及截至二零零二年十二月三十一日止年度之年報，及公司截至二零零三年六月三十日止六個月之中期報告；

(d) 獨立董事委員會函件，有關內容已載於本文件；

(e) 法國巴黎百富勤函件，有關內容已載於本文件；

(f) 卓怡融資函件，有關內容已載於本文件；

(g) 捷利行測量師有限公司函件、估值概要及估值證書，有關內容已載於本文件；及

(h) 本附錄內「同意書」一節所述之書面同意。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(Incorporated in Bermuda with limited liability)

(於百慕達註冊成立之有限公司)

FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH ("SHARES") IN THE SHARE CAPITAL OF ONFEM HOLDINGS LIMITED

東方有色集團有限公司股本中每股面值0.10港元股份(「股份」)之接納及轉讓表格

To be completed in every detail 每欄均須詳細填寫

Branch registrar in Hong Kong:
Computershare Hong Kong Investor Services Limited
Rooms 1901-1905, 19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓1901-1905室

FOR THE CONSIDERATION stated below, the "Transferor(s)" named below do/does transfer to the "Transferee" named below the shares of HK$0.10 each in ONFEM Holdings Limited specified below, subject to the terms and conditions in the offer document dated 5th November, 2003 and the Transferee does hereby agree to accept and hold the said shares on such terms and conditions.
下列「轉讓人」根據於二零零三年十一月五日刊發之要約文件所載之條款及條件，按下述代價就下列東方有色集團有限公司每股面值0.10港元之股份轉讓予下列「承讓人」，承讓人同意依照該等條款及條件接納及持有該等股份。

Insert the total number of Shares in ONFEM Holdings Limited of HK$0.10 each for which the Offer is accepted. If no number is inserted you will be deemed to have accepted the Offer in respect of your entire registered holding of Shares.
請填上接納要約之東方有色集團有限公司每股面值0.10港元之股份總數，如無填上數目，則閣下將被視為就名下之全部股份已接納要約論。

NUMBER OF SHARE(S) OF HK$0.10 EACH IN ONFEM HOLDINGS LIMITED 東方有色集團有限公司每股面值0.10港元股份之數目	Figures 數目	Words 大寫
CERTIFICATE NUMBER(S) 股票號碼		
TRANSFER FROM TRANSFEROR(S) NAME(S) AND ADDRESS(ES) IN FULL 由轉讓人轉讓 詳細姓名及地址 (EITHER TYPED OR WRITTEN IN BLOCK CAPITAL(S)) (請用打字機打上或以正楷填寫)	Surname(s) 姓氏	Other name(s) 名字
	Registered address(es) 登記地址	
	Telephone number 電話號碼	
CONSIDERATION 代價	HK$0.38 in cash for every share of HK$0.10 each in the share capital of ONFEM Holdings Limited. 以每股現金0.38港元收購東方有色集團有限公司股本中每股面值0.10港元之股份。	
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name: 名稱： June Glory International Limited Address: 地址： 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong 香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 Occupation: 職業： Corporation 公司	

PLEASE DO NOT DATE 請勿填寫日期

SIGNED by the parties to this transfer on ____________________ 雙方簽字日期

Please arrange a witness to sign here and insert address and occupation 請安排見證人簽署，並填上其地址及職業。

Signed by the Transferor(s) in the presence of:—
轉讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

Signature of Witness 見證人簽署

Address 地址

Occupation 職業

Signature(s) of Transferor(s)
轉讓人簽署

Signed by the Transferee in the presence of:—
承讓人在下列見證人見證下簽署：—
Name of Witness 見證人姓名

Do not complete 請勿填寫本欄

Signature of Witness 見證人簽署

Address 地址

Occupation 職業

For and on behalf of 代表
JUNE GLORY INTERNATIONAL LIMITED

Signature of Transferee
承讓人簽署

* *For identification purpose only 僅供識別*

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this form or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of HK$0.10 each ("Shares") in ONFEM Holdings Limited ("Company"), you should at once hand this form of acceptance and transfer and the accompanying offer document dated 5th November, 2003 ("Document") to the purchaser(s) or transferee(s) or to the bank, a licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s) .

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form, which forms part of the Document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

HOW TO COMPLETE THIS FORM

To accept the mandatory unconditional cash offer made by BNP Paribas Peregrine Capital Limited on behalf of June Glory International Limited ("Offeror") to acquire your Shares at a cash price of HK$0.38 per Share ("Offer"), you should complete and sign the form of acceptance and transfer overleaf in accordance with the instructions printed here, which instructions form part of the terms and conditions of the Offer, and forward this entire form together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title by post or by hand marked "June Glory Offer" on the envelope to **Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong ("Registrar"), the branch share registrar of the Company in Hong Kong, so as to arrive not later than 4:00 p.m. on the latest time for acceptance of the Offer which is 26th November, 2003 or such later date as the Offeror may (subject to the consent of the Executive) determine and announce.** All words and expressions defined in the accompanying Document shall have the same meanings when used in this form, unless the context otherwise requires. The terms and conditions of the Offer contained in the Document shall be incorporated and form part of this form of acceptance and the Document and this form of acceptance shall be read and construed accordingly.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE OFFER

To: **BNP Paribas Peregrine and the Offeror**

1. My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated and whether or not any boxes are completed) shall be binding on my/our personal representatives, heirs, successors and assigns and shall constitute:

    (a) my/our irrevocable acceptance of the Offer made by BNP Paribas Peregrine on behalf of the Offeror and contained in the Document for the consideration and on and subject to the terms and conditions therein and herein mentioned in respect of the number of Shares specified in the form of acceptance and transfer or, if no such number is specified, or if a greater number is specified than the number of which I/we am/are registered as the holder(s), in respect of all such Shares in respect of which I/we am/are registered as the holder(s);

    (b) my/our irrevocable instruction and authority to the Offeror and/or BNP Paribas Peregrine or their respective agent(s) to collect from the Company or the Registrar on my/our behalf the Share certificate(s) in respect of Shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or satisfactory indemnity or indemnities in respect thereof), which has/have been duly signed by me/us and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s) on and subject to the terms and conditions of the Offer, as if it/they were Share certificate(s) delivered to it together with this form of acceptance and transfer;

    (c) my/our irrevocable instruction and authority to the Offeror or their agent(s) to send a cheque crossed "Not Negotiable-Account Payee Only" drawn in my/our favour for the cash consideration (after deduction of the seller's ad valorem stamp duty in connection with my/our acceptance of the Offer) to which I/we shall have become entitled under the terms of the Offer by post at my/our risk to the person named below or, if no name and address is stated below, to the first-named transferor at the registered address shown in the Register of Members of the Company;

    (Here insert name and address of the person to whom the cheque is to be sent if different from the registered shareholder or the first-named of joint registered shareholders.)

    Name: (in block capitals) ....

    Address: ....

    (d) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person/agent or persons/agents as they may direct for the purpose, on my/our behalf, to make and execute the contract note required by Section 19(1) of the Stamp Duty Ordinance of Hong Kong to be made and executed by me/us as the seller(s) of the Shares to be sold by me/us under the Offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance and transfer in accordance with the provisions of that Ordinance;

    (e) my/our irrevocable instruction and authority to BNP Paribas Peregrine, the Offeror or such person or persons as it may direct to complete and execute any document on my/our behalf including without limitation to insert a date in the form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other acts that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our Shares;

    (f) my/our irrevocable undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary to transfer my/our said Shares to the Offeror, or such person or persons as it may direct, free from all liens, charges, encumbrances, equities and third party rights and together with all rights attaching thereto including the right to receive all dividends and distributions (if any) declared, made or paid on the Shares on or after 15th October, 2003 and/or to enable the Offeror or such person or persons as it may direct to exercise all rights and receive all benefits attached or accruing to or arising from my/our Shares;

    (g) my/our irrevocable agreement to ratify each and every act or thing which may be done or effected by BNP Paribas Peregrine, the Offeror or its agent or such person as it may direct on the exercise of any of the authorities contained herein; and

    (h) my/our submit, in relation to all matters arising out of the Offer and this form of acceptance, to the jurisdiction of Hong Kong.

2. If my/our acceptance is not valid, or is not treated as valid, in accordance with the terms of the Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease in which event I/ we authorise and request you to return to me/us my/our Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof), together with this form of acceptance and transfer duly cancelled, by post at my/our risk to the person named above or, to the name and address stated, to me or the first-named of us in the case of joint registered shareholder(s) at the registered address referred to above.

    Note: Where you have sent one or more transfer receipt(s) and in the meantime the relevant Share certificate(s) has/have been collected by BNP Paribas Peregrine and/or the Offeror or its agent(s) from the Company or the Registrar on your behalf, you will be sent such Share certificate(s) in lieu of the transfer receipt(s).

3. I/We enclose the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or satisfactory indemnity or indemnities in respect thereof) for the whole/ part of my/our holding of Shares which are to be held by you on the terms and conditions of the Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, Share certificate(s) and/or any other documents of title will be given.

4. I/We acknowledge that if my/our Share certificate(s) or other document(s) evidencing title in respect of my/our Share(s) is/are not readily available and/or is/are lost and I/we wish to accept the Offer, the Offeror may elect to accept or reject my/our acceptance of Offer at its entire discretion on a case by case basis.

5. In the event that I am/we are residing outside Hong Kong. I/We acknowledge that I/we have satisfied myself/ourselves as to the full observance of the law of the relevant jurisdiction in which I am/we are residing, and have obtained any and all requisite governmental, exchange control or other consents, and have complied with all requisite formalities and paid taxes payable by me/us in connection with such acceptance.

此乃要件 請即處理

閣下如對本表格任何方面或應採取之行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司(「本公司」)每股面值0.10港元之股份(「股份」)，應立即將此接納及轉讓表格連同隨附於二零零三年十一月五日刊發之要約文件(「文件」)送交買主或承讓人、或經手買賣之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本表格(為文件之部份)之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本表格全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

如何填寫本表格

閣下如接納法國巴黎百富勤融資有限公司代表June Glory International Limited(「要約人」)以每股股份0.38港元之現金價收購 閣下名下股份之強制性無條件現金要約(「要約」)，則應按下文列印之指示(要約條款及條件之部份)填妥並簽署背頁之接納及轉讓表格，在信封面註明「June Glory要約」，將整份表格連同有關股票及／或轉讓收據及／或其他所有權文件**於二零零三年十一月二十六日(即接納要約之最後限期)或要約人可能決定及公佈之較後日期(經執行人員同意)下午四時正前**寄抵或送達**本公司於香港之股份過戶登記分處(「股份過戶登記處」)香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室**。除文義另有所指外，隨附之文件已界定之詞語在本表格中具有相同涵義。文件所載之要約條款及條件將納入本接納表格內並構成其中部份，而文件及本接納表格應按此理解及詮釋。

有關要約之接納及轉讓表格

致：**法國巴黎百富勤及要約人**

1. 本人／吾等簽署背頁之接納及轉讓表格(無論有否填寫日期及無論空格是否全部填妥)將對本人／吾等之個人代表、繼承人、繼任人及承讓人有約束力，即表示：

   (a) 本人／吾等不可撤回地接納由法國巴黎百富勤代表要約人提出並載於文件之要約，按文件及本表格所載條款與條件收購接納及轉讓表格上註明數目之股份，如未有註明股數或股數較本人／吾等名下登記之股數為大，則接納收購本人／吾等名下登記持有之全部股份；

   (b) 本人／吾等不可撤回地指示並授權要約人及／或法國巴黎百富勤或彼等各自之代理代表本人／吾等憑內附本人／吾等已簽署之轉讓收據及／或其他所有權文件(如有)(及／或令人滿意之賠償保證及就此所需之賠償保證)向本公司或股份過戶登記處領取本人／吾等應得有關股份之股票，並將有關股票送交股份過戶登記處，及授權並指示由股份過戶登記處按要約條款及條件保存該等股票，猶如該等股票乃連同本接納及轉讓表格一併送交股份過戶登記處；

   (c) 本人／吾等不可撤回地指示並授權要約人或彼等之代理將本人／吾等按要約之條款應得之現金代價(已扣除本人／吾等就接納要約而應付之賣方從價印花稅)以「不得轉讓 — 只入抬頭人賬戶」劃線支票之方式按下列姓名以郵遞方式寄出(如未有列明姓名及地址者，則按本公司股東名冊之登記地址寄予名列首位之轉讓人)，郵誤風險由本人／吾等承擔；

   (如收取支票之人士及地址並非登記股東或名列首位之聯名登記股東所登記之姓名及地址，則請在本欄填上應收取支票人士之姓名及地址。)

   姓名：(請用正楷填寫) ....

   地址： ....

   (d) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士／代理代表本人／吾等根據要約所出售股份之賣方身份，作出及簽署香港印花稅條例第19(1)條指定之合約票據，並按該條例規定為該合約票據加蓋印花及安排簽署接納及轉讓表格；

   (e) 本人／吾等不可撤回地指示並授權法國巴黎百富勤、要約人或其指定人士代表本人／吾等填妥及簽署任何文件，包括但不限於在接納及轉讓表格填上日期(如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期)及採取任何必要或適宜之行動，使本人／吾等之股份歸屬於要約人或其指定人士所有；

   (f) 本人／吾等不可撤回地承諾於有需要時簽署其他文件並辦理其他手續，以確保過戶予要約人或其指定人士之股份不涉及任何留置權、抵押、產權負擔、股權及任何其他第三者權益，並確保該等股份可享有所附帶之一切權利，包括可全數享有於二零零三年十月十五日或之後所宣派、作出或支付之一切股息及其他分派(如有)之權利及／或讓要約人或其指定人士行使本人／吾等股份所附、應付或產生之一切權利及獲取該等股份之一切權益；

   (g) 本人／吾等不可撤回地同意追認法國巴黎百富勤、要約人或其指定代理或其他人士可能進行或採納之任何行動或事宜或行使本表格所述授權；及

   (h) 本人／吾等就要約及本接納文件所產生之一切事宜願受香港司法管轄權管轄。

2. 倘按要約之條款本人／吾等之接納為無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會終止。在此情況下，本人／吾等授權並要求 閣下將本人／吾等名下有關之股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)連同已註銷之接納及轉讓表格一併以郵遞方式寄予上列姓名之人士；如屬聯名登記股東，則按上文所述之登記地址寄予本人或名列聯名登記股東中首位之持有人，郵誤風險由本人／吾等承擔。

   附註：倘 閣下交出一份或以上之轉讓收據，而法國巴黎百富勤及／或要約人或彼等之代理已代 閣下向本公司或股份過戶登記處領取有關股票，則向 閣下發還該等股票，而非轉讓收據。

3. 本人／吾等茲附上本人／吾等持有之全部／部份股份之有關股票及／或轉讓收據及／或任何其他所有權文件(及／或令人滿意之賠償保證及就此所需之賠償保證)， 閣下可按要約之條款及條件持有。本人／吾等明白不會獲發任何確認收到接納及轉讓表格、股票及／或任何其他所有權文件之收據。

4. 本人／吾等確認，倘本人／吾等未能提供及／或遺失有關所持股份之股票或其他所有權文件，而有意接納要約，則要約人可全權按個別情況決定選擇接納或拒絕本人／吾等之要約接納申請。

5. 倘本人／吾等居於香港之外地區，則本人／吾等確認本人／吾等認為本人／吾等本身已全面遵守本人／吾等所住司法權管轄區法例、取得任何及全部所需官方批准、外滙管制或其他方面之許可、辦理所有必要手續，以及支付本人／吾等有關接納而應付之稅項。

China Minmetals H.K. (Holdings) Limited

(Incorporated in Hong Kong with limited liability)

ONFEM Holdings Limited

(Incorporated in Bermuda with limited liability)

June Glory International Limited

(Incorporated in the British Virgin Islands with limited liability)

DESPATCH OF THE OFFER DOCUMENT

The Document and the accompanying Form of Acceptance have been despatched to the Shareholders (other than the Excluded Shareholders) on 5th November, 2003.

The Offer commences for acceptance on Wednesday, 5th November, 2003 and the latest time for acceptance is 4:00 p.m. on Wednesday, 26th November, 2003. The Offer will close on 26th November, 2003.

Reference is made to the joint announcement of the Company, June Glory and Minmetals HK dated 16th October, 2003 (the "Announcement") and the composite offer document of the Company, June Glory and Minmetals HK dated 5th November, 2003 (the "Document"). Terms defined in the Document shall have the same meanings when used herein unless the context requires otherwise.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT

The Document and the accompanying Form of Acceptance have been despatched to the Shareholders (other than the Excluded Shareholders) on 5th November, 2003.

The Document contains, inter alia, terms and other details of the Offer, information on the Group, information on Minmetals HK and June Glory, a letter from BNP Paribas Peregrine, a letter from the Independent Board Committee to the Independent Shareholders and a letter of advice from Access Capital to the Independent Board Committee.

The Offer commences for acceptance on Wednesday, 5th November, 2003 and the latest time for acceptance is 4:00 p.m. on Wednesday, 26th November, 2003. The Offer will close on 26th November, 2003.

INFORMATION EXTRACTED FROM THE DOCUMENT

Pro forma statement of adjusted consolidated net tangible assets of the Group

The following statement of unaudited pro forma adjusted consolidated net tangible assets of the Group is prepared based on the consolidated net tangible assets of the Group as stated in the audited consolidated accounts

The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and the PRC. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

The Group has outstanding litigation with claims made by third parties of approximately HK$1,504,000 in respect of contract works and no provision has been made by the Group.

Save as aforesaid and apart from intra-group liabilities and trade payables, neither the Company nor any of its subsidiaries at the close of business on 30th September, 2003 had any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debts securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptable credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Securities and charges

As at 30th September, 2003, the Group's aggregate banking facilities were approximately HK$81,256,000 which were secured by pledged fixed deposits of the Group of approximately HK$60,101,000, certain investment properties and land and buildings of the Group with an aggregate carrying amount of approximately HK$187,000,000 and corporate guarantees provided by the Company of approximately HK$55,035,000.

	HK$'000
Audited consolidated net tangible assets as at 31st December, 2002	499,058
Add: Unaudited consolidated loss after taxation and minority interests for the six months ended 30th June, 2003	(40,416)
Surplus on revaluation of non-trading securities as at 30th June, 2003	11,520
Exchange differences on translation of the accounts of foreign subsidiaries	(115)
Adjusted consolidated net tangible assets as at 30th June, 2003	470,047
Pro forma adjustment resulted from the winding-up of Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC") *(Note 1)*	32,387
Unaudited pro forma adjusted consolidated net tangible assets of the Group as at the Latest Practicable Date	502,434
Unaudited pro forma adjusted consolidated net tangible assets per Share as at the Latest Practicable Date *(Note 2)*	HK$0.65

Notes:

1. As published in an announcement made by the Company on 11th September, 2003, an adjourned hearing was held at the High Court of the Hong Kong Special Administrative Region (the "Court") on 8th September, 2003 and winding-up orders against CCW and CEC respectively were made by the Court on the same date. CCW and CEC have not been consolidated by the Group since the date of the winding-up orders.

2. The unaudited pro forma adjusted consolidated net tangible assets per Share is calculated based on 772,181,783 Shares in issue as at the Latest Practicable Date.

Statement of indebtedness

Borrowings

As at the close of business on 30th September, 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of the Document, the Group had aggregate outstanding borrowings of approximately HK$85,572,000, comprising bank overdrafts of approximately HK$38,080,000, trust receipt bank loans of approximately HK$3,283,000, short-term loans from financial institutions of approximately HK$26,384,000, outstanding obligations under finance leases of approximately HK$89,000, amounts due to and short-term loans from minority investors of approximately HK$13,334,000 and HK$4,402,000, respectively.

Contingent liabilities

As at the close of business on 30th September 2003, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of the Document, there were contingent liabilities in respect of the following:

The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries which amounted to approximately HK$55,035,000.

APPOINTMENT OF NEW DIRECTORS

Minmetals HK has nominated Mr. Lin Xizhong and Mr. Qian Wenchao to be executive directors of the Company. The appointment of Mr. Lin Xizhong and Mr. Qian Wenchao has been approved by the Board and has become effective on 5th November, 2003 after the despatch of the Document. Please refer to the Announcement for brief biographical details of the new directors.

The Board would like to extend its warmest welcome to Mr. Lin Xizhong and Mr. Qian Wenchao.

GENERAL

Independent Shareholders of the Company are advised to carefully consider the information and advice of Access Capital as contained in the Document before taking any action in relation to the Offer.

By Order of the board of
China Minmetals H.K. (Holdings) Limited
Lin Xizhong
Vice Chairman and Managing Director

By Order of the board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

By Order of the board of
June Glory International Limited
Qian Wenchao
Director

Hong Kong, 5th November, 2003

The directors of Minmetals HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Minmetals HK, the Offer and BNP Paribas Peregrine, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to Minmetals HK, the Offer and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to June Glory, the Offer and BNP Paribas Peregrine and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to June Glory, the Offer and BNP Paribas Peregrine have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Company (other than Mr. Li Shiming for reason as set out in the Document) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than information relating to Minmetals HK, June Glory, the Offer and BNP Paribas Peregrine) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

中國五礦香港控股有限公司
(於香港註冊成立之有限公司)

ONFEM Holdings Limited
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

June Glory International Limited
(於英屬處女群島註冊成立之有限公司)

寄發要約文件

該文件及隨附之接納表格已於二零零三年十一月五日寄發予各股東（除外股東除外）。

要約於二零零三年十一月五日（星期三）開始接受接納，而接納之最後期限為二零零三年十一月二十六日（星期三）下午四時正。要約將於二零零三年十一月二十六日結束。

謹此提述公司、June Glory及香港五礦日期為二零零三年十月十六日刊發之聯合公佈（「該公佈」）及公司、June Glory及香港五礦日期為二零零三年十一月五日之綜合要約文件（「該文件」）。除文義另有所指外，本公佈所採用之詞語與該文件所界定者具相同涵義。

寄發綜合要約文件

該文件及隨附之接納表格已於二零零三年十一月五日寄發予各股東（除外股東除外）。

該文件載有（其中包括）要約之條款及其他詳情、集團資料、香港五礦及June Glory之資料、法國巴黎百富勤函件、獨立董事委員會致獨立股東之函件及卓怡融資致獨立董事委員會之意見書。

要約於二零零三年十一月五日（星期三）開始接受接納，而接納之最後期限為二零零三年十一月二十六日（星期三）下午四時正。要約將於二零零三年十一月二十六日結束。

摘錄自該文件之資料

集團經調整備考綜合有形資產淨值報表

以下載列之集團經調整未經審核備考綜合有形資產淨值報表乃根據集團於二零零二年十二月三十一日之經審核綜合賬目所載之集團綜合有形資產淨值編製

集團已承諾及履行為香港及中國內地多個客戶完成機電工程項目。就該等項目，集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠釐定潛在額外費用（倘有），集團並無作出有關撥備。

集團有若干第三方就合約工程索償之尚未完結訴訟，為數合共約1,504,000港元，集團並無為此作出撥備。

除上文所述者及系內公司間之負債及貿易應付賬款外，於二零零三年九月三十日營業時間結束時並無任何未償還之已發行或同意發行之借貸股本、銀行透支、貸款、債務證券或其他類似債務、承兌負債（一般貿易票據除外）或承兌信貸、債券、按揭、抵押、融資租賃或租購承擔、擔保或其他重大或然負債。

證券及抵押

於二零零三年九月三十日，集團之銀行信貸額度合共約為81,256,000港元，並以集團之已抵押定期存款約60,101,000港元、賬面值合共約187,000,000港元之若干投資物業、土地及樓宇，以及公司所提供之企業擔保約55,035,000港元作為抵押。

	千港元
於二零零二年十二月三十一日之經審核綜合有形資產淨值	499,058
加：截至二零零三年六月三十日止六個月之未經審核綜合除稅及少數股東權益後虧損	(40,416)
於二零零三年六月三十日止六個月之重估非買賣證券盈餘	11,520
換算海外附屬公司賬目所產生之滙兑差額	(115)
於二零零三年六月三十日之經調整綜合有形資產淨值	470,047
因瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)清盤而引起之備考調整 *(附註1)*	32,387
於最後可行日期之集團經調整未經審核備考綜合有形資產淨值	502,434
於最後可行日期之經調整未經審核備考每股綜合有形資產淨值 *(附註2)*	0.65港元

附註：

1. 根據公司於二零零三年九月十一日所刊發之公佈，瑞和工程及瑞和中國之延期聆訊已於二零零三年九月八日在香港特別行政區高等法院(「法院」)舉行，而法院亦於同日分別頒令將瑞和工程及瑞和中國清盤。自頒佈清盤令日起，集團並未有再為瑞和工程及瑞和中國進行拼賬。
2. 集團經調整未經審核備考每股綜合有形資產淨值乃根據於最後可行日期之772,181,783股已發行股份計算。

債務聲明

借款

於二零零三年九月三十日營業時間結束時(即本文件付印前就本債務聲明而言之最後可行日期)，集團尚有未償還借款總額約85,572,000港元，包括銀行透支約38,080,000港元、信託收據銀行借款約3,283,000港元、財務機構之短期貸款約26,384,000港元、尚未償還之融資租賃責任約89,000港元，以及應付少數投資者款項及少數投資者短期貸款分別約13,334,000港元及4,402,000港元。

或然負債

於二零零三年九月三十日營業時間結束時(即該文件付印前就本債務聲明而言之最後可行日期)存在有關以下各項之或然負債：

公司就若干附屬公司所獲之銀行信貸而尚未向多間銀行履行之企業擔保約55,035,000港元。

香港五礦已提名林錫忠先生及錢文超先生為公司執行董事。林錫忠先生及錢文超先生之委任已獲董事會批准及已於二零零三年十一月五日寄發該文件後生效。有關新董事之個人簡歷請參閱該公佈。

董事會謹此表示熱烈歡迎林錫忠先生及錢文超先生。

一般事項

公司之獨立股東就要約採取行動前務請審慎考慮載於該文件之資料及卓怡融資之意見。

承董事會命 **中國五礦香港控股有限公司** *副董事長兼總經理* **林錫忠**	承董事會命 **ONFEM Holdings Limited** **東方有色集團有限公司*** *董事總經理* **王幸東**

承董事會命
June Glory International Limited
董事
錢文超

香港，二零零三年十一月五日

* *僅供識別*

香港五礦之董事在此共同及個別地就本公佈所載有關香港五礦、要約及法國巴黎百富勤的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關香港五礦、要約及法國巴黎百富勤之意見乃經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。

June Glory之董事在此共同及個別地就本公佈所載有關June Glory、要約及法國巴黎百富勤的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關June Glory、要約及法國巴黎百富勤之意見乃經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。

公司之董事(李世銘先生除外(原因載於該文件))在此共同及個別地就本公佈所載(關於香港五礦、June Glory、要約及法國巴黎百富勤之資料除外)的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表(關於香港五礦、June Glory、要約及法國巴黎百富勤之資料除外)之意見乃經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。